EXHIBIT 99.1

EXECUTION VERSION

AMENDED AND RESTATED

51% MEMBERSHIP INTEREST

PURCHASE AND SALE AGREEMENT

BY AND AMONG

GAMESA ENERGY USA, LLC

AS SELLER

AND

ALGONQUIN POWER FUND (AMERICA) INC.

AS BUYER

DATED AS OF

DECEMBER 30, 2011

AS AMENDED AND RESTATED AS OF MARCH 8, 2012

i

3.23	Condemnation	40
3.24	Payment of All Costs	40
3.25	Brokers	41
3.26	Material Adverse Effects	41
3.27	Unrepaired Casualties	41
3.28	Due Diligence	41
3.29	Funding	41
3.30	Disclaimer of Other Representations and Warranties	42

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

4.1	Organization	43
4.2	Authorization	43
4.3	Enforceability	43
4.4	Noncontravention	43
4.5	Legal Proceedings	44
4.6	Bankruptcy	44
4.7	Regulatory Status	44
4.8	Accredited Investor; Investment	44
4.9	Brokers’ Fees	44
4.10	Funding	45
4.11	Due Diligence Investigation and Other Acknowledgements	45
4.12	Tax Status of Buyer	45

ARTICLE 5
CONDITIONS TO OBLIGATIONS

5.1	Conditions to Obligations of Buyer	45
5.2	Conditions to Obligation of Seller	51

ARTICLE 6
INDEMNIFICATION

6.1	Survival	52
6.2	Indemnification by Seller	53
6.3	Indemnification by Buyer	53
6.4	Limitations on Indemnity	53
6.5	Mitigation and Limitations on Losses	54
6.6	Matters Involving Third Parties	57

ARTICLE 7
CERTAIN COVENANTS

7.1	Continued Development of the Projects	58
7.2	Efforts to Close	60
7.3	Satisfaction of Conditions	61
7.4	Transfer Taxes	62

7.5	Notice of Developments	62
7.7	Further Assurances	63
7.8	Securities Law Covenant	63
7.9	Announcements	63
7.10	Confidentiality	63

ARTICLE 8
TAX MATTERS

8.1	Tax Periods Ending on or Before the Applicable Closing Date	64
8.2	Tax Periods Beginning Before and Ending After the Final Closing Date	64
8.3	Refunds and Tax Benefits; Amended Tax Returns	65
8.4	Tax Treatment	65
8.5	Cooperation on Tax Matters	66
8.6	Federal Income Tax Characterization of the Transactions	66

ARTICLE 9
TERMINATION

9.1	Termination	66
9.2	Effect of Termination	67

ARTICLE 10
MISCELLANEOUS

10.1	No Effect on Contracts	68
10.2	No Third Party Beneficiaries	68
10.3	Succession and Assignment	68
10.4	Counterparts	68
10.5	Headings	68
10.6	Notices	69
10.7	Governing Law; Forum; Submission to Jurisdiction	70
10.8	WAIVER OF JURY TRIAL	70
10.9	Expenses; Attorney’s Fees	70
10.10	Amendments and Waivers	70
10.11	Severability	70
10.12	Enforcement of the Agreement	70
10.13	Construction	71
10.14	Incorporation of Exhibits and Schedules	71
10.16	Entire Agreement	71
10.17	Time is of the Essence	71

ANNEXES

Annex A	Funding Date Payments and Reserves
Annex B	Transaction Structure Alternatives
Annex C	Training Program

EXHIBITS

Exhibit A	Seller’s Knowledge
Exhibit B	Buyer’s Knowledge
Exhibit C	Upstream Project Amounts
Exhibit D	Equity Base Case Model and Assumptions
Exhibit E	Construction Loan Pledge Agreement
Exhibit F	Energy Hedge Confirmation (Minonk)
Exhibit G	Energy Hedge Confirmation (Sandy Ridge)
Exhibit H	Energy Hedge Confirmation (Senate)
Exhibit I	Energy Hedge Providers
Exhibit J	Title and Survey Requirements
Exhibit K	Sponsor LLC Agreement
Exhibit L	Independent Engineer’s Certificate (Pocahontas and Sandy Ridge)
Exhibit M	Independent Engineer’s Certificate (Minonk/Senate Transfer)
Exhibit N	Independent Engineer’s Certificate (Minonk/Senate Funding)

SCHEDULES

Schedule 1.1-A	Project Schedule – Pocahontas
Schedule 1.1-B	Project Schedule – Sandy Ridge
Schedule 1.1-C	Project Schedule – Minonk
Schedule 1.1-D	Project Schedule – Senate
Schedule 2.2(i)	Project Support Obligations
Schedule 2.4	Energy Hedge Adjustments
Schedule 3.3	Seller Consents
Schedule 3.8	Licenses and Permits
Schedule 3.9	Project Documents
Schedule 3.10	Subject Company Exceptions
Schedule 3.15	Financial Statements
Schedule 3.16	Environmental Claims
Schedule 3.17	Insurance
Schedule 3.18	Tax Liens
Schedule 3.21	Affiliate Transactions
Schedule 4.4	Buyer Consents
Schedule 5.1(ff)	Quality Control and Quality Assurance Program

AMENDED AND RESTATED

51% MEMBERSHIP INTEREST

PURCHASE AND SALE AGREEMENT

THIS AMENDED AND RESTATED 51% MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of December 30, 2011 (the “Execution Date”), as amended and restated as of March 8, 2012 (the “Restatement Date”), by and among Algonquin Power Fund (America) Inc., a Delaware corporation (“Buyer”), and Gamesa Energy USA, LLC, a Delaware limited liability company (“Seller”). Buyer and Seller are referred to collectively herein as the “Parties.”

RECITALS

WHEREAS, as of the Restatement Date, Seller owns all of the membership interests in (i) Wind Portfolio Sponsorco, LLC, a Delaware limited liability company (“Sponsor”), (ii) Minonk Wind, LLC, a Delaware limited liability company (“Minonk”), and (iii) Senate Wind, LLC, a Delaware limited liability company (“Senate”);

WHEREAS, as of the Restatement Date, Sponsor owns fifty percent (50%) of the membership interests in Wind Portfolio Holdings, LLC, a Delaware limited liability company (“Holdings”);

WHEREAS, as of the Restatement Date, Holdings owns all of the membership interests in (i) Pocahontas Prairie Wind, LLC, a Delaware limited liability company (“Pocahontas”) and (ii) Sandy Ridge Wind, LLC, a Delaware limited liability company (“Sandy Ridge” and collectively with Pocahontas, Senate and Minonk, the “Project Companies”);

WHEREAS, Pocahontas is developing a wind turbine electric generating facility consisting of forty (40) Wind Turbines with an expected total installed nameplate capacity of approximately eighty (80) megawatts located in Pocahontas County, Iowa commonly known as the Pocahontas Prairie Wind Project (the “Pocahontas Project”);

WHEREAS, Sandy Ridge is developing a wind turbine electric generating facility consisting of twenty-five (25) Wind Turbines with an expected total installed nameplate capacity of approximately fifty (50) megawatts located in Blair and Cambria Counties, Pennsylvania, commonly known as the Sandy Ridge Wind Project (the “Sandy Ridge Project”);

WHEREAS, Minonk is developing a wind turbine electric generating facility consisting of one hundred (100) Wind Turbines with an expected total installed nameplate capacity of approximately two hundred (200) megawatts located in Livingston and Woodford counties, Illinois, commonly known as the Minonk Wind Project (the “Minonk Project”);

WHEREAS, Senate is developing a wind turbine electric generating facility consisting of seventy-five (75) Wind Turbines with an expected total installed nameplate capacity of approximately one hundred and fifty (150) megawatts located in Jack and Young Counties, Texas, commonly known as the Senate Wind Project (the “Senate Project”, and, collectively with the Minonk Project, the Pocahontas Project and the Sandy Ridge Project, the “Projects”);

WHEREAS, for the Minonk Project and the Senate Project, Gamesa Energy USA, LLC funded, and continues to fund in the case of each Project Company, various amounts to finance, develop and construct the Projects owned by such Project Company, and each of Minonk and Senate has issued promissory notes to Seller for the repayment of such expenditures made such to Project Company (the “Project Notes”);

WHEREAS, in order to secure the obligations under the applicable Project Notes, Holdings or Energy Holdings I, as applicable, has granted, or shall grant on or before the Buyer Project Funding Date applicable to such Project Company, a security interest in all of the membership interests in Minonk and Senate to Seller pursuant to Construction Loan Pledge Agreements;

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, an indirect interest in the Project Companies, in each case, subject to the terms and conditions set forth in this Agreement and which purchase in the case of Pocahontas and Sandy Ridge, shall be achieved through a purchase of the Sponsor Interests (as hereinafter defined) as set forth more fully herein;

WHEREAS, on the Restatement Date, Seller, Sponsor, and Holdings are entering into a tax equity financing transaction for the Projects (together with all agreements, instruments, documents and Encumbrances in connection therewith, the “Tax Equity Transaction”) with JPM Capital Corporation (“JPMCC”), Gear Wind LLC (“GW”) and Morgan Stanley Wind LLC (“MS” and, with JPMCC, GW and any other party that may participate as a Class A Member, the “Tax Equity Investors”), including in connection therewith a Membership Interest Purchase and Equity Capital Contribution Agreement (the “ECCA”) and an amended and restated operating agreement of Holdings to be entered into pursuant to the ECCA by and among the Tax Equity Investors as Class A Members and Sponsor as the Class B Member (the “Holdings LLC Agreement”);

WHEREAS, on the Restatement Date, Sandy Ridge, Senate and Minonk are entering into agreements for energy hedge transactions and related working capital and security arrangements, with respect to such Project Company’s Project (together with all agreements, instruments, documents and Encumbrances in connection therewith, the “Energy Hedge Transaction”) with J.P. Morgan Ventures Energy Corporation or another approved Energy Hedge Provider;

NOW, THEREFORE, in consideration of the premises and the mutual promises made in this Agreement, and in consideration of the representations, warranties, and covenants contained in this Agreement, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1      Definitions. The following capitalized terms, as and when used in this Agreement, shall have the meanings set forth below:

“Access Easements” means, collectively, the access easements included in the documents identified as “Real Property Documents” in Schedule 3.9 and all other easements appurtenant, easements in gross, license agreements and other rights running in favor of any Project Company and which provide access to any Project, including those certain access easements described in the Title Insurance Policies, if any.

“Acquisition Date” means, with respect to Minonk or Senate, the date on which the applicable Project Company is to be sold and transferred to Holdings under the ECCA following the satisfaction or waiver of all applicable conditions thereto under the ECCA.

“Acquisition Transaction Documents” means this Agreement, the Sponsor LLC Agreement, the Construction Loan Pledge Agreements, the Buyer Parent Guaranty, the Seller Parent Guaranty, the Gamesa Parent Indemnification Agreement, the Turbine Supply Agreements, the O&M Agreements, the Asset Management and BOP Operations Services Agreements, the Energy Management Agreements, and any other documents, Contracts or instruments to be executed and delivered in connection herewith or at any Closing, other than the Investment Documents and Energy Hedge Documents.

“Action” means any complaint, suit, proceeding, claim, arbitration, demand, assertion or other similar action.

“Adjusted Class A Project Funding Date Capital Contribution” has the meaning set forth in Section 2.2(c)(i) below.

“Adjusted Class B Project Funding Date Capital Contribution” has the meaning set forth in Section 2.2(c)(ii) below.

“Advance Payments” means, for the Minonk Project and the Senate Project, (i) the Foundation Advance Payment, (ii) the Turbine Delivery Advance Payment, and (iii) the Mechanical Completion Advance Payment.

“Advance Payment Amount” means, with respect to a Project, the actual amount of Advance Payments in respect of such Project paid through the date that the Buyer Project Funding Closing has occurred or the date such amounts are repaid.

“Advance Payment LC” has the meaning set forth in Section 2.6(b)(viii) below.

“Affiliate” of a specified Person means any other Person which directly or indirectly, through one or more intermediates, controls, is controlled by or is under common control with the Person specified. As used in this definition, each of the terms “control,” “controlled by” and “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. Without limiting the foregoing, any Person shall be deemed to be an Affiliate of any specified Person if such Person owns more than 50% of the voting securities of the specified Person, if the specified Person owns more than 50% of the voting securities of such Person, or if more than 50% of the voting securities of the specified Person and such Person are under common control. For the avoidance of doubt, Seller shall not be deemed to be an Affiliate of Sponsor, Holdings, Energy Holdings I, or any Project Company, and such entities shall not be deemed to be Affiliates of Seller, in each case after (a) the Sponsor Closing Date with respect to Sponsor, Holdings, Energy Holdings I, Pocahontas and Sandy Ridge, and (b) the applicable Buyer Project Funding Date with respect to Minonk and Senate.

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504.

“Aggregate Class A Project Capital Contribution” has the meaning set forth in Section 2.2(c)(iii) below.

“Aggregate Class B Project Capital Contribution” has the meaning set forth in Section 2.2(c)(iv) below.

“Aggregate Project Capital Contribution” has the meaning set forth in Section 2.2(c)(v) below.

“Agreement” means this Agreement, including the Schedules and exhibits attached hereto.

“Asset Management and BOP Operations Services Agreement” means the Asset Management and BOP Operations Services Agreements for each Project Company, entered into on and as of the Restatement Date, between Gamesa and each Project Company, in each case in the form agreed by Seller and Buyer as of the Restatement Date.

“Assets” means all right, title and interest of a Person in land, properties, buildings, improvements, fixtures, foundations, assets and rights of any kind, whether tangible or intangible, real, personal or mixed, including Contracts, leases, easements, equipment, systems, books, data, reports, studies and records, proprietary rights, intellectual property, Licenses and Permits, rights under or pursuant to all warranties, representations and guarantees, cash, accounts receivable, deposits and prepaid expenses.

“Balance of Plant Work” has the meaning set forth in Section 3.7(e) below.

“Business Day” means any day except a Saturday or a Sunday or a day when commercial banks are authorized or required by Law to be closed in New York City.

“Buyer” has the meaning set forth in the Preamble hereto.

“Buyer Consents” has the meaning set forth in Section 4.4 below.

“Buyer FERC 203 Order” has the meaning set forth in Section 7.2(b) below.

“Buyer Indemnified Persons” has the meaning set forth in Section 6.2 below.

“Buyer Parent Guaranty” means a guaranty by Algonquin Power & Utilities Corp. of Buyer’s payment obligations hereunder with respect to Buyer’s Sponsor Percentage of the Upstream Project Amount, executed and delivered as of the Restatement Date, in the form agreed by Seller and Buyer as of the Restatement Date.

“Buyer Project Funding” has the meaning set forth in Section 2.2(b)(i) below.

“Buyer Project Funding Closing” has the meaning set forth in Section 2.2(g) below.

“Buyer Project Funding Date” has the meaning set forth in Section 2.2(g) below.

“Cap Amount” has the meaning set forth in Section 6.4(d) below.

“Class A Interest” means a membership interest in Holdings to be held following the Sponsor Closing Date by the Tax Equity Investors, as to be more particularly defined in the Holdings LLC Agreement.

“Class A Member” means a member of Holdings that, following the Sponsor Closing Date, holds Class A Interests under the Holdings LLC Agreement.

“Class B Interest” means all membership interests in Holdings following the Sponsor Closing Date other than the Class A Interests, as to be more particularly defined in the Holdings LLC Agreement.

“Closing” means, collectively or individually, as the context may require, the Sponsor Closing, the Minonk Transfer Closing, the Buyer Project Funding with respect to Minonk, the Senate Transfer Closing, and the Buyer Project Funding with respect to Senate.

“Closing Date” means, collectively or individually, as the context may require, the Sponsor Closing Date, the Minonk Transfer Closing Date, the Buyer Project Funding Date with respect to Minonk, the Senate Transfer Closing Date, and the Buyer Project Funding Date with respect to Senate.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” has the meaning set forth in Section 7.10 below.

“Construction Loan Pledge Agreement” means a pledge agreement securing the applicable Project Company’s obligations under its Project Note, in the form attached hereto as Exhibit E.

“Construction-Related Support” has the meaning set forth in Section 2.2(i) below.

“Contract” means any agreement, arrangement, lease, license, evidence of indebtedness, mortgage, indenture, security agreement or other contract or binding commitment, arrangement, undertaking or understanding (whether oral or written), including any amendments thereto.

“Contractors” means the Balance of Plant Contractors and the Turbine Supplier.

“Contractor’s Liens” means Encumbrances of the Contractors (or any subcontractor thereof) arising in connection with the work performed under the Turbine Supply Agreements or the Balance of Plant Agreements.

“Cost Seg Report” means the asset cost segregation, depreciation and amortization rates, and depreciation and amortization expense, as confirmed by a nationally recognized accounting firm, before the applicable Buyer Project Funding Date (including the Sponsor Closing Date) hereunder.

“Credit Rating” has the meaning set forth in Section 2.6(g)(i) below.

“Deductible Amount” has the meaning set forth in Section 6.4(d) below.

“Easements” means, collectively, the easements included in the documents identified as “Real Property Documents” in Schedule 3.9, the Access Easements, the License Agreements and all other easements appurtenant, easements in gross, license agreements and other rights running in favor of any Project Company and/or, appurtenant to any Project, including those certain easements and licenses, if any, described in and insured under the Title Insurance Policies.

“ECCA” has the meaning set forth in the Recitals.

“ECCA Funding Date” means, with respect to any Project, the date on which the Class A Members and Class B Member are to make a final capital contribution to Holdings in respect of such Project following the satisfaction or waiver of all conditions thereto, as specified in the ECCA.

“Encumbrance” means any mortgage, pledge, lien, encumbrance, charge, other security interest or defect in title, option, warrant, deed of trust, claim, restriction, easements, purchase right, right of first refusal, reservation, encroachment, irregularity, deficiency, default, defect, adverse claim, interest, and other matter of every type and description whatsoever impairing or affecting the title to real or personal property of or the membership interests in any Subject Company.

“Energy Hedge” means, for each Project Company other than Pocahontas, the physical or financial swap, hedge, or similar transaction in respect of energy or any energy-related products, which, in the case of each such Project Company, means (a) the ISDA Master Agreement (1992 Multi-currency, Cross-Border Form), together with the Schedule to the ISDA Master Agreement, the Credit Support Annex with respect to the ISDA Master Agreement, and each of the other schedules, annexes and exhibits thereto, as entered into by and between such Project Company and the Energy Hedge Provider on and as of the Restatement Date in the form approved by Seller and Buyer, and (b) (i) in the case of Minonk, the Energy Hedge Confirmation (Minonk), (ii) in the case of Sandy Ridge, the Energy Hedge Confirmation (Sandy Ridge), and (iii) in the case of Senate, the Energy Hedge Confirmation (Senate).

“Energy Hedge Confirmation (Minonk)” means the Transaction Confirmation in the form attached hereto as Exhibit F, which shall be entered into by and between Minonk and the Energy Hedge Provider on or prior to the earlier of (a) September 30, 2012, and (b) the Minonk Transfer Closing.

“Energy Hedge Confirmation (Sandy Ridge)” means the Transaction Confirmation in the form attached hereto as Exhibit G, which shall be entered into by and between Sandy Ridge and the Energy Hedge Provider on or prior to the Sponsor Closing Date.

“Energy Hedge Confirmation (Senate)” means the Transaction Confirmation in the form attached hereto as Exhibit H, which shall be entered into by and between Senate and the Energy Hedge Provider on or prior to the earlier of (a) September 30, 2012, and (b) the Senate Transfer Closing.

“Energy Hedge Documents” means the Energy Hedges, the “Secured Obligation Documents” as defined in the Energy Hedges, and all agreements, instruments, documents and certificates entered into or executed and delivered in connection with the Energy Hedge Transaction, whether prior to or upon any Buyer Project Funding Date or ECCA Funding Date, in the form approved by Seller and Buyer as of or following the Restatement Date.

“Energy Hedge Provider” means J.P. Morgan Ventures Energy Corporation or such other Person that is (or is guaranteed by a Person that is) set forth on Exhibit I, or that is otherwise approved by Buyer, acting reasonably.

“Energy Hedge Transaction” has the meaning set forth in the Recitals.

“Energy Holdings I” means a Delaware limited liability company to be formed by Seller prior to the Sponsor Closing and to be named Wind Energy Portfolio Holdings I, LLC.

“Energy Management Agreements” means, collectively, the agreements to be entered into with the Energy Manager with respect to each Project, providing for energy management services with respect to such Project, in each case in the form agreed by Seller and Buyer as of the Restatement Date or in accordance with Section 7.3(f).

“Energy Manager” means J.P. Morgan Ventures Energy Corporation, Tenaska Power Services Co. (in the case of the Pocahontas Project), Customized Energy Solutions, Ltd. (in the case of the Sandy Ridge Project), or such other Person that from time to time is the counterparty to any Energy Management Agreement with any Project Company.

“Environmental Claim” means any suit, action demand, demand letter, directive, claim, lien, investigation, request for information, written notice of noncompliance or violation, allegation of liability or potential liability, or proceeding made or brought by any Person, in each such case alleging any liability or obligation under, or violation of or noncompliance with, any Environmental Law.

“Environmental Law” means any Law pertaining to, regulating, relating to or imposing liability concerning the protection of human health and safety (excluding the health and safety of workers pursuant to the U.S. Occupational Health and Safety Act of 1970 (29 U.S.C. §§ 651 et seq.) or analogous state law) or any Environmental Media, including (i) any Law relating to actual or threatened emission, discharge, release, use, treatment, storage, disposal, transport, or handling of any hazardous waste (as defined by 42 U.S.C. §6903(5)), hazardous substance (as defined by 42 U.S.C. §9601(14)), hazardous material (as defined by 49 U.S.C. §5102(2)), toxic pollutant (as listed pursuant to 33 U.S.C. §1317), or pollutant or contaminant (as defined in 42 U.S.C. §9601(33)), any oil (as defined by 33 U.S.C. § 2701(23)), and (ii) the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. §§ 9601 et seq.) (“CERCLA”), the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.) and the Endangered Species Act of 1973 (16 U.S.C. 1531 et seq.) with any amendments or reauthorization thereto or thereof, and any and all regulations promulgated thereunder, and all analogous state and local counterparts or equivalents; and (ii) all Environmental Permits.

“Environmental Media” means and includes, without limitation, any air, soil, sediments, land surface, subsurface strata, plant or animal life, natural resources, or water (including, without limitation, territorial, coastal and inland surface waters, groundwater, streams, and wetlands), and any such material or media contained in any drains, tanks, sewers, or septic and waste treatment, storage and disposal systems servicing real property, buildings or structures.

“Environmental Permits” means all Licenses and Permits required under all Environmental Law.

“Equity Base Case Model” means the financial model attached hereto as Exhibit D.

“ERCOT” means the Electric Reliability Council of Texas, Inc., the regional reliability coordinating council for electric power systems in Texas.

“Excluded Representation” means any statement, representation, warranty, promise, undertaking or agreement (a) in relation to any forecast as to the operations, earnings or profitability of any Subject Company; or (b) except as set forth herein with respect to a representation made as of a Closing Date, as to future events or circumstances of any nature whatsoever, made to Buyer (or any of its employees, officers, directors and advisers) by Seller or any person acting or purporting to act on behalf of Seller or resulting from or implied by conduct made in the course of communications or negotiations in connection with the business of any Subject Company.

“Execution Date” is defined in the Preamble.

“Exempt Wholesale Generator” means an “exempt wholesale generator” under Section 1262 of PUHCA and the implementing regulations of FERC, at 18 C.F.R. §§ 366.1 and 366.7 (2009).

“FERC” means the Federal Energy Regulatory Commission, or successor agency.

“Final Closing Date” means the last to occur of the Sponsor Closing Date, the Buyer Project Funding Date with respect to Minonk, and the Buyer Project Funding Date with respect to Senate.

“Foundation Advance Payment” means an amount equal to 10% of the Upstream Project Amount for the applicable Project Interest.

“FPA” means the Federal Power Act, as amended.

“Fundamental Representations” has the meaning set forth in Section 6.1 below.

“GAAP” means generally accepted accounting principles in the United States of America consistently applied.

“Gamesa Parent Indemnification Agreement” means an agreement by and between Gamesa Corporación Tecnológica, S.A., Sponsor and Buyer, executed and delivered as of the Restatement Date, in the form agreed by Seller, Gamesa Corporación Tecnológica, S.A. and Buyer as of the Restatement Date.

“Governmental Authority” means the United States and any state, county, or city, or any political subdivision, agency, court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of any of the foregoing.

“Hart Scott Rodino Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Substances” means any material, substance or chemical waste (whether liquid, gaseous or solid) that (i) requires removal, remediation or reporting under any Environmental Law, or is listed, classified or regulated as a “pollutant,” “contaminant,” “hazardous waste” or “hazardous substance” (or other similar term) pursuant to any applicable Environmental Law, or (ii) is regulated under applicable Environmental Laws as being, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous.

“Holdings” has the meaning set forth in the Recitals.

“Holdings LLC Agreement” has the meaning set forth in the Recitals.

“IFRS” means International Financial Reporting Standards set by the International Accounting Standards Board, consistently applied for the time periods involved.

“Indemnified Party” means the Party seeking indemnification pursuant to Section 6.2 or 6.3 (as applicable).

“Indemnifying Party” means the Party against whom indemnification is sought pursuant to Section 6.2 or 6.3 (as applicable).

“Independent Engineer” means GL Garrad Hassan America, Inc.

“Initial Capital Contribution” means any contribution to the capital of Holdings required by the ECCA to be made by any Person in respect of Minonk or Senate in connection with or following the Acquisition Date, but prior to the ECCA Funding Date, with respect to such Project.

“Insurance Consultant” means Moore-McNeil, LLC.

“Insurance Consultant’s Report” means the report of the Insurance Consultant under the ECCA.

“Interests” means, collectively or individually, as the context may require, the Pocahontas Interests, the Sandy Ridge Interests, the Minonk Interests, the Senate Interests, the Sponsor Interests, and the membership interests in Holdings and Energy Holdings I.

“Investment Documents” has the meaning set forth in the ECCA, including the ECCA, the Holdings LLC Agreement, and such other agreements identified therein.

“IRS” means the Internal Revenue Service or any successor agency.

“Key Project Documents” means: (a) the Balance of Plant Agreements, (b) the Build-Out Agreements; (c) the Interconnection Agreements, (d) the Turbine Supply Agreements, (e) the Energy Hedge Documents, (f) the Real Property Documents, (g) the O&M Agreements, (h) the Asset Management and BOP Operations Services Agreement, (i) the Energy Management Agreements, (j) the Pocahontas PPA, (k) any other document identified as a Key Project Document in any Project Schedule, and (l) any other document identified as such in the Investment Documents or Energy Hedge Documents.

“Knowledge,” “known” and “knows,” means (i) with respect to Seller, the actual knowledge of the individuals listed on Exhibit A, after due inquiry, and (ii) with respect to Buyer, the actual knowledge of the individuals listed on Exhibit B, after due inquiry.

“Laws” means any constitution, statute, code, regulation, rule, injunction, Order, judgment, ruling, charge, or other restriction of any applicable Governmental Authority.

“LC Approved List” means a list of entities that are pre-approved to provide the Advance Payment LC under Section 2.6(b)(viii) of this Agreement, including Wells Fargo Bank, National Association, Standard Chartered Bank (Hong Kong) Limited, New York Branch, Deutsche Bank AG, New York Branch, Bayerische Hypo- Und Vereinsbank AG, New York Branch.

“Leases” means, collectively, the leases and subleases of real property included in the documents identified as “Real Property Documents” in Schedule 3.9 and all other leases and subleases of real property entered into in connection with the Projects or covering real property which is leased or sublet to any Project Company or to which any Project Company has been granted an easement, including those certain leases and subleases of real property described in the Title Insurance Policies, if any.

“Letter of Credit Default” has the meaning set forth in Section 2.6(g)(ii) below.

“Liability” means any liability or obligation of whatever kind or nature, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due.

“License Agreements” means, collectively, the license agreements included in the documents identified as “Real Property Documents” in Schedule 3.9 and all other real property licenses and other rights running in favor of any Project Company, appurtenant to any Project, including those certain licenses described in the Title Insurance Policies, if any.

“Licenses and Permits” means filings and registrations with, and licenses, permits, notices, approvals, grants, easements, exemptions, variances and authorizations from, any Governmental Authority (including, but not limited to, Environmental Permits).

“Losses” means, with respect to any Person, any and all losses, liabilities, damages, claims or expenses (including reasonable attorneys’ fees and costs of investigation thereof reasonably incurred in investigating or defending any claims).

“Major Project Participants” means (a) the Operator, (b) the Turbine Supplier, (c) the Balance of Plant Counterparties, (d) the Energy Hedge Provider, (e) the Transmission Providers, (f) the Energy Manager, (g) the Asset Manager, (h) any other Person identified as a Major Project Participant in any Project Schedule, and (i) any other Person identified as a Major Project Participant in the Investment Documents or Energy Hedge Documents.

“Material Adverse Effect” means, with respect to the Subject Companies or the Projects, any change, event, fact, condition, effect or occurrence that is materially adverse to (i) the business, financial condition, assets, liabilities or results of operations of the Subject Companies and the Projects, taken as a whole (unless otherwise indicted) or (ii) the ability of Seller to perform its obligations under this Agreement; provided, that a “Material Adverse Effect” shall not include changes, events, effects or occurrences (individually or taken together) resulting from or arising out of (a) any change generally affecting the national or regional: (1) electric generating, transmission or distribution industry, (2) wholesale or retail markets for electric power, natural gas or coal, (3) electrical transmission and distribution systems, rail transportation or natural gas transportation and distribution systems, or (4) economic conditions generally or in the wind energy industry; (b) any change in markets for commodities or supplies, including electric power, natural gas, emissions, fuel, coal or water; (c) any change in the design or pricing of the wholesale or retail electric power and natural gas markets (including any change in the forward reserve markets, day-ahead markets, real-time markets, ancillary services markets and emissions markets (including any change in any regional Reliability Pricing Model (“RPM”) capacity auctions, day-ahead markets, real-time markets and ancillary services markets)); (d) any change in the financial, banking or securities markets or any change in the general international, national or regional economic conditions, including as a result of terrorist activity, acts of war or acts of public enemies; (e) the announcement or pendency of the transactions contemplated hereby or any actions required to be taken pursuant to this Agreement or any other Transaction Document; (f) changes in any industry standards, GAAP, IFRS, or regulatory accounting requirements or changes in the interpretation thereof as such relate to any Subject Company or Project; (g) earthquakes, hurricanes, floods, acts of God or other natural disasters; (h) acts of war, sabotage or terrorism, military actions or the escalation thereof; (i) the results of any auction conducted under the auspices of PJM (including any RPM auctions); (j) any action taken at the express written request of Buyer and/or its Affiliates; or (k) any event or circumstance caused by Buyer and/or its Affiliates, or their ability or inability, collectively or individually, to obtain financing (whether debt or equity) for purposes of satisfying their obligations under this Agreement.

“Maximum Repayment Amount” has the meaning set forth in Section 2.6(g)(iii) below.

“Mechanical Completion Advance Payment” means an amount equal to 25% of the Upstream Project Amount for the applicable Project Interest.

“MemberCo” means Wind Portfolio Memberco, LLC, a Delaware limited liability company that is treated and recognized under the Code as a taxpayer separate and apart from Sponsor.

“Minonk” has the meaning set forth in the Recitals above.

“Minonk Interests” has the meaning set forth in Section 2.1(b)(i) below.

“Minonk Agreement” means both the consent right related to the sale of the Minonk Project of Pattern Energy Group LP’s (“Pattern”) pursuant to Section 2.2A of the Wind Projects Master Restructuring Agreement, dated as of June 25, 2009 (the “Restructuring Agreement”), among Seller, Minonk, Pocahontas, Babcock & Brown Renewable Holdings, Inc., Navitas Energy, Inc. and Pattern, as well as Pattern’s offer right related to a potential sale of the Minonk Project pursuant to Section 2.2B of the Restructuring Agreement.

“Minonk Project” has the meaning set forth in the Recitals above.

“Minonk Transfer Closing” has the meaning set forth in Section 2.1(b)(ii) below.

“Minonk Transfer Date” has the meaning set forth in Section 2.1(b)(ii) below.

“MISO” means the Midwest Independent Transmission System Operator, a non-profit regional transmission organization operating in 15 states in the upper midwestern United States and Manitoba, Canada.

“Moody’s” has the meaning set forth in Section 2.6(g)(iv) below.

“Nemish Transfer” shall mean the contemplated transfer of land within the Sandy Ridge Project acquired from the Nemish family to the adjoining landowner, Flanagan, together with a corresponding reservation of a roadway access easement in favor of Sandy Ridge.

“Non-Completion Event” has the meaning set forth in Annex B.

“OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control or any successor agency.

“OFAC Blocked Person” means a Person who (a) appears on the OFAC SDN List, (b) is included in, owned by, controlled by, acting for or on behalf of, providing assistance, support, sponsorship or services of any kind to, or otherwise associated with any of Person referred to or described in the OFAC SDN List, or (c) to Buyer’s Knowledge, conducts business or engages in any transaction with any Person or entity named in the OFAC SND List.

“OFAC SDN List” means the list of “Specially Designated Nationals and Blocked Persons” maintained by OFAC.

“O&M Agreements” means the Amended and Restated Operations and Maintenance Agreements for each Project Company, entered into on and as of the Restatement Date, between the Operator and each Project Company, in each case in the form agreed by Seller and Buyer as of the Restatement Date.

“Ongoing Support” has the meaning set forth in Section 2.2(i) below.

“Operator” means Gamesa Wind US, LLC, a Delaware limited liability company in its capacity as operator under an O&M Agreement.

“Order” means any injunction, judgment, order, decree, ruling, or charge of a Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business consistent with the affected Party’s past custom and practice (including with respect to quantity and frequency).

“Parties” means Seller and Buyer and “Party” means either of Seller or Buyer.

“Permitted Indebtedness” means the indebtedness evidenced by the Project Notes.

“Permitted Encumbrances” means:

(i)      Encumbrances for inchoate mechanics’ and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carriers’ liens, other than Contractor’s Liens, arising in the ordinary course of business that in each case are either (A) for amounts not due or (B) being contested in good faith through appropriate proceedings so long as on the Closing Date with respect to the applicable Subject Company (x) such proceedings shall not involve any substantial risk of the sale, forfeiture or loss of any part of any Interests, Project or Site, as the case may be, title thereto or any interest therein and shall not interfere in any material respect with the ownership, financing, leasing, occupation, design, construction, equipping, testing, repair, operation, maintenance, use, value, marketability or disposition of any Interests, Project, any Site, the Easements or the Leases, or (y) a bond or other security acceptable to Buyer has been posted or provided in such manner and amount as to reasonably assure that any amounts determined to be due will be promptly paid in full when such contest is determined;

(ii)     Encumbrances for Taxes either (A) not yet payable or (B) being contested in good faith through appropriate proceedings so long as on the Closing Date with respect to the applicable Subject Company (x) such proceedings shall not involve any substantial risk of the sale, forfeiture or loss of any part of any Interests, Project, any Site, the Easements or the Leases, as the case may be, title thereto or any interest therein and shall not interfere in any material respect with the ownership, financing, leasing, occupation, design, construction, equipping, testing, repair, operation, maintenance, use, value, marketability or disposition of any Interests, Project, any Site, the Easements or the Leases, or (y) a bond or other security acceptable to Buyer has been posted or provided in such manner and amount as to reasonably assure that any amounts determined to be due will be promptly paid in full when such contest is determined;

(iii)    Encumbrances incurred pursuant to the Key Project Documents, other than Contractor’s Liens and Encumbrances on any of the Interests;

(iv)    any Encumbrances which are an exception to a Title Insurance Policy, other than Contractor’s Liens;

(v)     deposits or pledges to secure mandatory statutory obligations or performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases, or for purposes of like general nature in the ordinary course of its business; provided that such obligations have been taken into account in establishing the applicable Project Completion Amount;

(vi)    until the Buyer Project Funding Date of a Project, Contractor’s Liens with regard to such Project;

(vii)   until the Buyer Project Funding Date for Minonk and Senate, respectively, Encumbrances securing Permitted Indebtedness with regard to such Project;

(viii)  Encumbrances arising out of judgments or awards so long as an appeal or proceeding for review is being contested in good faith by appropriate proceedings and the payment of which is fully covered by bonds or other security acceptable to Buyer;

(ix)    with respect to any Interests, any restrictions on further transfer under any Transaction Documents or imposed by applicable securities laws;

(x)      defects of title, easements, rights of way, and other similar charges or Encumbrances that do not materially interfere with the development or operation of the Project, other than in respect of any Interests;

(xi)     zoning, building and other generally applicable land use restrictions which are not violated by the current use of, and do not materially interfere with the development or operation of, the Project; and

(xii)    Encumbrances created under the Energy Hedge Security Documents.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority.

“PJM” means PJM Interconnection, LLC.

“Placed in Service” means the achievement of all of the following with respect to any Project: (a) (i) with respect to the Sandy Ridge Project, a Notice of Substantial Completion, as defined in the Balance of Plant Contract for the Sandy Ridge Project; (ii) with respect to the Pocahontas Project, a Certificate of Substantial Completion, as defined in the Balance of Plant Contract for the Pocahontas Project; (iii) with respect to the Minonk Project, a certificate of substantial completion (or similar certificate) as defined in the Balance of Plant Contract for the Minonk Project; or (iv) with respect to the Senate Project, a certificate of substantial completion (or similar certificate) as defined in the Balance of Plant Contract for the Senate Project, or (in all cases) any replacement certificate providing the same certifications, has been delivered for all of the Wind Turbines in the Project; (b) a Turbine Commissioning Certificate, as defined in the Turbine Supply Agreement, has been delivered for all of the Wind Turbines in the Project; (c) the Project has obtained all applicable Licenses and Permits required for its operation; (d) (i) with respect to the Minonk Project, the Sandy Ridge Project and the Senate Project, the Commercial Operations Date, as defined in the Commercial Operations Date Conditions Precedent Annex in the Energy Hedge for such Project, has occurred with respect to all of the Wind Turbines in the Project and (ii) with respect to all of the Projects, that each of the items set forth in Schedule 1.1(C) to the ECCA have occurred; (e) all of the Wind Turbines in the Project are interconnected and synchronized to the grid and capable of producing electricity in commercial quantities; and (f) daily operation of all of the Wind Turbines in the Project has commenced.

“Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

“Post Closing Tax Period” means any taxable period beginning after the applicable Closing Date (as used in Article 8) and, with respect to any Taxable period beginning before and ending after the applicable Closing Date (as used in Article 8), the portion of such taxable period beginning after the applicable Closing Date (as used in Article 8).

“Pocahontas” has the meaning set forth in the Recitals above.

“Pocahontas Interests” means one hundred percent (100%) of the issued and outstanding membership interests in Pocahontas.

“Pocahontas PPA” means that a power purchase agreement, in the form and upon the terms agreed upon by Buyer and Seller prior to the Sponsor Closing, between Pocahontas and Seller (or its Affiliate) with respect to the Pocahontas Project.

“Pocahontas Project” has the meaning set forth in the Recitals above.

“Pre-Closing Tax Period” has the meaning set forth in Section 8.2 below.

“Projects” has the meaning set forth in the recitals above, and “Project” means any one of them (as the context requires).

“Project Companies” means Minonk, Pocahontas, Sandy Ridge and Senate.

“Project Completion Amount” has the meaning set forth in Section 2.2(c)(vi) below.

“Project Documents” has the meaning set forth in Section 3.9(b).

“Project Interests” means, collectively or individually, as the context may require, the Pocahontas Interests, the Sandy Ridge Interests, the Minonk Interests, and the Senate Interests.

“Project Notes” has the meaning set forth in the Recitals above.

“Project Schedule” means (a) with respect to Pocahontas, Schedule 1.1-A; (b) with respect to Sandy Ridge, Schedule 1.1-B; (c) with respect to Minonk, Schedule 1.1-C; and (d) with respect to Senate, Schedule 1.1-D.

“Property Tax” means any Tax resulting from and relating to the assessment of real or personal property by any Governmental Authority.

“Prudent Utility Practice” means practices, methods, standards, guides, and activities generally accepted in the North American wind energy industry with respect to the development, construction and operation of facilities of similar design, size and capacity, and that, in the exercise of reasonable judgment by an experienced developer and operator of wind energy generation assets in light of the facts known at the time the decision was made, would be reasonably expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety, expedition and applicable law. Prudent Utility Practices is not intended to be limited to the optimum practice, methods, standards, guides or activities to the exclusion of all others, but rather to be a spectrum of possible practices, methods, standards, guides, and activities for a given situation or decision.

“Public Roads” has the meaning set forth in Section 3.7(a) below.

“PUHCA” means the Public Utility Holding Company Act of 2005, 42 U.S.C. sec 16451 et seq. (2006) and the regulations of FERC thereunder at 18 C.F.R. §§366.1, et seq. (2009).

“Real Property Documents” means the Easements, the Access Easements, the Leases, the License Agreements and any other deeds, leases, easements, mortgages, licenses or other Contracts to which any Project Company (or any of its Affiliates) is a party or by which any Project Company or its Assets are bound and that grant, convey, assign or otherwise affect real property interests relating to the Projects or the business or Assets of any Project Company.

“RECs” means any credits, credit certificates, green tags or similar environmental or green energy attributes (such as those for greenhouse reduction or the generation of green power or renewable energy) created by a Governmental Authority or independent certification board or group generally recognized in the electric power generation industry, and generated by or associated with any Project or electricity produced therefrom, but excluding the renewable energy production tax credits provided for pursuant to Section 45 of the Code or any other tax benefits.

“Release” means any release, spill, leak, emission, deposit, pumping, pouring, emptying, discharging, injecting, escaping, leaching, disposing, dumping, dispersion or migration of Hazardous Substances into, under, above, onto or from any indoor or outdoor Environmental Media.

“Released Obligations” has the meaning set forth in Section 2.2(h) below.

“Representative” of any Person, means any director, officer, consultant, employee, agent, advisor or other representative of such Person.

“Restatement Date” has the meaning set forth in the Preamble hereto.

“S&P” has the meaning set forth in Section 2.6(g)(v) below.

“Sandy Ridge” has the meaning set forth in the Recitals above.

“Sandy Ridge Interests” means one hundred percent (100%) of the issued and outstanding membership interests in Sandy Ridge.

“Sandy Ridge Project” has the meaning set forth in the Recitals above.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Law” has the meaning set forth in Section 4.8 below.

“Seller” has the meaning set forth in the Preamble hereto.

“Seller Consents” means the consents listed in Schedule 3.3.

“Seller Disclosure Schedule” has the meaning set forth in Section 6.4(b) below.

“Seller Indemnified Persons” has the meaning set forth in Section 6.3 below.

“Seller Parent Guaranty” means a guaranty by Gamesa Corporación Tecnológica, S.A. of Seller’s obligations hereunder, executed and delivered as of the Restatement Date, in the form agreed by Seller and Buyer as of the Restatement Date.

“Seller Payable” has the meaning set forth in Section 2.2(b)(iii) below.

“Senate” has the meaning set forth in the Recitals above.

“Senate Interests” has the meaning set forth in Section 2.1(c)(i) below.

“Senate Project” has the meaning set forth in the Recitals above.

“Senate Transfer Closing” has the meaning set forth in Section 2.1(c)(ii) below.

“Senate Transfer Date” has the meaning set forth in Section 2.1(c)(ii) below.

“Site” means, with respect to any Project, all real property interests comprising the Project or the business or Assets of the applicable Project Company, including all real property described in any of the Title Insurance Policies with respect to such Project.

“Sponsor” has the meaning set forth in the Recitals above.

“Sponsor Interests” has the meaning set forth in Section 2.1(a)(i) below.

“Sponsor Closing” has the meaning set forth in Section 2.1(a)(iv) below.

“Sponsor Closing Date” has the meaning set forth in Section 2.1(a)(iv) below.

“Sponsor LLC Agreement” means the Amended and Restated Operating Agreement of Sponsor, in the form attached hereto as Exhibit K, to be entered into by Buyer and Seller on the Sponsor Closing Date.

“Sponsor Percentage” means, for any member of Sponsor, such member’s Percentage Interest as defined in the Sponsor LLC Agreement.

“Sponsor Purchase Price” has the meaning set forth in Section 2.2(a) below.

“Subject Companies” means the Project Companies, Holdings, Energy Holdings I and Sponsor.

“Survival Period” has the meaning set forth in Section 6.1 below.

“Target Completion Date” has the meaning set forth in Section 7.3(c) below.

“Tax” or “Taxes” means all taxes, assessments, duties, levies or other similar governmental charges, including, without limitation, all U.S. federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, duties or levies (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest.

“Tax Benefit” has the meaning set forth in Section 8.3(b) below.

“Tax Equity Investors” has the meaning set forth in the Recitals hereto.

“Tax Equity Transaction” has the meaning set forth in the Recitals hereto.

“Tax Investor FERC 203 Order” means an order from the FERC pursuant to Section 203 of the FPA authorizing the sale and transfer contemplated by the ECCA of the facilities owned by the Subject Company that are subject to FERC jurisdiction.

“Tax Returns” all returns, statements, forms and reports (including elections, declarations, disclosures, schedules, estimates and information returns) for Taxes.

“Taxing Authority” means, with respect to a particular Tax, the agency or department of any Governmental Authority responsible for the administration and collection of such Tax.

“Third Party Claim” has the meaning set forth in Section 6.6(a) below.

“Third Party Work Product” has the meaning set forth in Section 6.5(c) below.

“Title Company” means Stewart Title Guaranty Company.

“Title Insurance Policies” means ALTA (2006) owner’s title insurance policies with leasehold, non-imputation (additional insured) and the other endorsements listed on Exhibit J with respect to each of the Projects, in form and substance otherwise reasonably satisfactory to Buyer (including, but not limited to conforming to the title requirements on Exhibit J) and such additional coverage and/or other endorsements (unless otherwise waived by Buyer) as Buyer may reasonably require with respect to such New Encumbrances.

“Transaction Documents” means the Acquisition Transaction Documents, the Investment Documents, and the Energy Hedge Documents.

“Transaction Expenses” shall have the meaning given to such term in the ECCA.

“Transfer Taxes” means any transfer, documentary, sales, use, real property transfer, recording, gains, registration and other similar taxes and fees.

“Turbine Delivery Advance Payment” means an amount equal to 15% of the Upstream Project Amount for the applicable Project Interest.

“Turbine Supplier” means Gamesa Wind US, LLC, a Delaware limited liability company, in its capacity as suppler under the applicable Turbine Supply Agreements.

“Turbine Supply Agreements” means the Amended and Restated Turbine Supply Agreements for each Project Company, entered into on and as of the Restatement Date, between the Turbine Supplier and each Project Company, in each case in the form agreed by Seller and Buyer as of the Restatement Date.

“2011 Balance Sheet” has the meaning set forth in Section 3.15 below.

“Updated Balance Sheet” has the meaning set forth in Section 3.15 below.

“Upstream Project Amount” means, with respect to each Project Company, the amount identified as such in Exhibit C attached hereto (expressed in U.S. dollars) for such Project Company, in each case as may be adjusted pursuant to Section 2.3 and Section 2.4 hereof.

“Wind Turbine” means a Gamesa G90 2.0 MW wind turbine.

“Wind Resource Consultant” means that consultant identified in Part IV of Schedule 1.1(B) to the ECCA.

“Wind Resource Report” means any of those reports: (i) issued by the Wind Resource Consultant with respect to the Minonk Project; (ii) issued by the Wind Resource Consultant with respect to the Pocahontas Project; (iii) issued by the Wind Resource Consultant with respect to the Sandy Ridge Project; or (iv) issued by the Wind Resource Consultant with respect to the Senate Project, as the context requires, and each as identified in Part IV of Schedule 1.1(B) to the ECCA.

1.2      Project Information Definitions.  The following terms shall have, for each Project, the meanings given thereto in the Project Schedule for such Project: Balance of Plant Agreements, Balance of Plant Contractors, Build-Out Agreements, Environmental Consultant, Environmental Report, Independent Engineer’s Report, Interconnection Agreements, Transmission Consultant, Transmission Consultant’s Report, Wind Resource Consultant, and Wind Resource Report.

1.3      Rules of Interpretation.

(a)       Plural.  The singular includes the plural, and the plural includes the singular.

(b)       Reference to Persons.  A reference to a Person includes its permitted successors and assigns.

(c)       IFRS Accounting.  All accounting terms used but not specifically defined herein shall bear the meaning ascribed thereto by IFRS.

(d)       Construction.     The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provisions of this Agreement, and section, schedule and exhibit references are to this Agreement unless otherwise specified. The word “including” shall mean including without limitation.

(e)       Dates.  Any date specified for any action that is not a Business Day shall be deemed to mean the first Business Day after such date.

ARTICLE 2

PURCHASE AND SALE; CLOSINGS

2.1      The Interest Transfers.

(a)       Sponsor Interest.  At the ECCA Funding Date with respect to Pocahontas and Sandy Ridge, subject to the terms and conditions hereof, the following shall occur:

(i)      Sale and Purchase of Sponsor Interests.  Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, fifty-one percent (51%) of the issued and outstanding membership interests in Sponsor (the “Sponsor Interests”).

(ii)     Sponsor LLC Agreement.   Seller and Buyer shall execute and deliver the Sponsor LLC Agreement, and, to the extent not previously executed and delivered, shall execute and deliver or cause to be executed and delivered each of the other Acquisition Transaction Documents to which such Party or any Affiliate thereof is a party.

(iii)    Buyer Project Funding for Pocahontas and Sandy Ridge.   Seller and Buyer shall take and cause to be taken all actions required to effectuate the Buyer Project Funding with respect to Pocahontas and Sandy Ridge, including entering into an assignment and assumption agreement for the membership interests in Sponsor in form and substance to be agreed upon by the Parties.

(iv)    Sponsor Closing.   The closing of the sale of the Sponsor Interests pursuant to this Agreement (the “Sponsor Closing”) shall take place simultaneously with the closing of the Buyer Project Funding with respect to Pocahontas and Sandy Ridge, and shall take place at the offices of Orrick, Herrington & Sutcliffe LLP in New York City, New York, commencing at 9:00 a.m. local time on the third (3rd) Business Day following the satisfaction or waiver of all applicable conditions to the obligations of the Parties to consummate the transaction pursuant to Section 5.1 and Section 5.2 (other than those conditions that by their nature are to be satisfied at the Sponsor Closing but subject to satisfaction of such conditions at the Sponsor Closing), or at such other date, time and location as Buyer and Seller may mutually agree (the “Sponsor Closing Date”).

(b)      Minonk Transfer.   At the Acquisition Date for Minonk, subject to the terms and conditions hereof, the following shall occur:

(i)      Sale and Purchase of Minonk Interests.   Seller shall sell, transfer, convey, assign and deliver to Holdings, and Holdings shall purchase and acquire from Seller, one hundred percent (100%) of the issued and outstanding membership interests in Minonk (the “Minonk Interests”).

(ii)     Minonk Transfer Closing.   The closing of the sale of the Minonk Interests pursuant to this Agreement (the “Minonk Transfer Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP in New York City, New York, commencing at 9:00 a.m. local time on the third (3rd) Business Day following the satisfaction or waiver of all applicable conditions to the obligations of the Parties to consummate the transaction pursuant to Section 5.1 and Section 5.2 (other than those conditions that by their nature are to be satisfied at the Minonk Transfer Closing but subject to satisfaction of such conditions at the Minonk Transfer Closing), or at such other date, time and location as Buyer and Seller may mutually agree (the “Minonk Transfer Date”). Seller and Holdings shall enter into an assignment and assumption agreement for the membership interests in Minonk in form and substance to be agreed upon by the Parties.

(iii)    Initial Capital Contribution Requirements.   In the event that the ECCA imposes upon Sponsor any obligation to make any Initial Capital Contribution in respect of Minonk, such Initial Capital Contribution shall be funded into Sponsor as capital contributions by each member of Sponsor in accordance with their respective Sponsor Percentages. Buyer shall fund its portion of the Initial Capital Contribution through the assignment by Buyer of Buyer’s purchase rights arising from the Advance Payment Amount with respect to Minonk previously paid by Buyer, up to the amount of Buyer’s portion of such Initial Capital Contribution. To the extent Buyer’s portion of such Initial Capital Contribution exceeds Advance Payment Amounts with respect to Minonk previously paid by Buyer, Buyer shall make a capital contribution to Sponsor in an amount equal to such difference, such amount shall be deemed to be an Advance Payment hereunder (including for purposes of Section 2.6(b)(viii)), and Buyer’s subsequent Advance Payments for Minonk shall be reduced by a corresponding amount.

(c)      Senate Transfer.   At the Acquisition Date for Senate, subject to the terms and conditions hereof, the following shall occur:

(i)      Sale and Purchase of Senate Interests.   Seller shall sell, transfer, convey, assign and deliver to Holdings, and Holdings shall purchase and acquire from Seller, one hundred percent (100%) of the issued and outstanding membership interests in Senate (the “Senate Interests”).

(ii)     Senate Transfer Closing.   The closing of the sale of the Senate Interests pursuant to this Agreement (the “Senate Transfer Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP in New York City, New York, commencing at 9:00 a.m. local time on the third (3rd) Business Day following the satisfaction or waiver of all applicable conditions to the obligations of the Parties to consummate the transaction pursuant to Section 5.1 and Section 5.2 (other than those conditions that by their nature are to be satisfied at the Senate Transfer Closing but subject to satisfaction of such conditions at the Senate Transfer Closing), or at such other date, time and location as Buyer and Seller may mutually agree (the “Senate Transfer Date”). Seller and Holdings shall enter into an assignment and assumption agreement for the membership interests in Senate in form and substance to be agreed upon by the Parties.

(iii)    Initial Capital Contribution Requirements.   In the event that the ECCA imposes upon Sponsor any obligation to make any Initial Capital Contribution in respect of Senate, such Initial Capital Contribution shall be funded into Sponsor as capital contributions by each member of Sponsor in accordance with their respective Sponsor Percentages. Buyer shall fund its portion of the Initial Capital Contribution through the assignment by Buyer of Buyer’s purchase rights arising from the Advance Payment Amount with respect to Senate previously paid by Buyer, up to the amount of Buyer’s portion of such Initial Capital Contribution. To the extent Buyer’s portion of such Initial Capital Contribution exceeds Advance Payment Amounts with respect to Senate previously paid by Buyer, Buyer shall make a capital contribution to Sponsor in an amount equal to such difference, such amount shall be deemed to be an Advance Payment hereunder (including for purposes of Section 2.6(b)(viii)), and Buyer’s subsequent Advance Payments for Senate shall be reduced by a corresponding amount.

2.2     Buyer Project Funding.

(a)      Buyer Project Funding for Pocahontas and Sandy Ridge.

(i)      In consideration of the sale and assignment of the Sponsor Interests and the satisfaction and release of all Released Obligations in respect of the Pocahontas Project and Sandy Ridge Project, Buyer agrees that, subject to the satisfaction or waiver of all applicable conditions set for in Section 5.1 and Section 5.2, on the Buyer Project Funding Date for the Pocahontas Project and Sandy Ridge Project, Buyer shall pay or cause to be paid to Seller an amount equal to fifty-one percent (51%) of the Upstream Project Amount for such Project Interests (the “Sponsor Purchase Price”). Payment of the Sponsor Purchase Price shall be deemed to be the “Buyer Project Funding” for the Pocahontas Project and Sandy Ridge Project for purposes of this Agreement.

(ii)     Seller shall fund, and shall be solely responsible for funding, upon or prior to payment of the Sponsor Purchase Price (A) the Project Completion Amount for the Pocahontas Project and Sandy Ridge Project, (B) all Transaction Expenses (other than those of Seller and its Affiliates) incurred through and upon the Sponsor Closing Date and not otherwise paid, (C) any and all payment obligations imposed on Sponsor under the Investment Documents and Energy Hedge Documents in connection with the related ECCA Funding Date, and (D) without duplication of the foregoing, any Adjusted Class B Project Funding Date Capital Contribution required to be made by Sponsor in respect of the Pocahontas Project and Sandy Ridge Project in connection with the related ECCA Funding Date. Buyer shall have the right to pay any of the foregoing and set off such amount against the Sponsor Purchase Price.

(b)      Buyer Project Funding for Minonk and Senate.   In consideration of the sale and assignment of the Minonk Interests or the Senate Interests and the satisfaction and release of all Released Obligations in respect of the applicable Project Companies, Buyer agrees that, subject to the satisfaction or waiver of all applicable conditions set forth in Section 5.1 and Section 5.2, on the Buyer Project Funding Date for the applicable Project:

(i)      Buyer shall contribute to Sponsor in immediately available funds (the “Buyer Project Funding”), an amount equal to (A) fifty-one percent (51%) of the Upstream Project Amount for such Project Interests, minus (B) the amount of any Initial Capital Contribution made by Buyer with respect to the applicable Project Interests, minus (C) the total amount of Advance Payments made by Buyer with respect to such Project pursuant to Section 2.6 (without duplication of amounts thereof credited against an Initial Capital Contribution).

(ii)     Seller shall (and shall cause any transferee of all or any portion of its membership interests in Sponsor to), and Buyer shall take such action as may be required to be taken by Buyer under the Sponsor LLC Agreement as a prerequisite to cause each other member of Sponsor (if any) to, contribute to Sponsor, in immediately available funds, an amount equal to (A) such member’s Sponsor Percentage of the Upstream Project Amount for such Project Interests, minus (B) the amount of any Initial Capital Contribution made by such member with respect to the applicable Project Interests.

(iii)    Seller shall pay or cause to be paid to Sponsor an amount (the “Seller Payable”) equal to the amount, if any, by which the Aggregate Class B Project Capital Contribution in respect of such Project Interests, exceeds the Upstream Project Amount for such Project Interests. The payment of the Seller Payable shall not be netted and set-off against any amounts payable to Seller or its Affiliates unless so elected by Buyer.

(iv)     Subject to fulfillment of Sections 2.2(b)(ii), Buyer shall cause Sponsor, Holdings, or the applicable Project Company to, pay to Seller the full amount, if any, by which the Upstream Project Amount exceeds the Aggregate Class B Project Capital Contribution in respect of such Project Interests.

(v)      Subject to fulfillment of the foregoing, Buyer shall cause Sponsor to contribute to Holdings or to the applicable Project Company (as applicable) the Adjusted Class B Project Funding Date Capital Contribution in respect of such Project Interests.

(vi)     Subject to fulfillment of the foregoing, Buyer shall cause Holdings or the applicable Project Company to pay to Seller or its Affiliates any and all amounts owing under the Project Notes; provided, however, that the amount of such payment shall not exceed an amount equal to (A) the Aggregate Project Capital Contribution in respect of such Project Interests, minus (B) the Project Completion Amount for such Project, minus (C) all Transaction Expenses (other than those of Seller and its Affiliates) incurred through such Buyer Project Funding Date and not otherwise paid.

It is the intention of the parties that the Aggregate Project Capital Contribution with respect to a Project be sufficient to satisfy any and all outstanding indebtedness and payables of the applicable Project Company and of Sponsor, Holdings and Energy Holdings I in connection therewith as of the date of such Buyer Project Funding, including (with respect to Minonk and Senate) the Project Notes, and to fund (i) the Project Completion Amount for such Project and (ii) all Transaction Expenses (other than those of Seller and its Affiliates) incurred through and upon the applicable Buyer Project Funding Date and not otherwise paid. To the extent that any liability with respect to any of the foregoing is borne by Sponsor other than through the Aggregate Class B Project Capital Contribution with respect to such Project, or the Aggregate Project Capital Contributions as established by the ECCA are otherwise insufficient to satisfy and fund the foregoing, the amount of such deficiency or liability shall be funded by Seller as an addition to the Seller Payable with respect to such Project.

(c)      Certain Defined Terms.   The following capitalized terms, as and when used in this Agreement, shall have the meanings set forth below:

(i)       “Adjusted Class A Project Funding Date Capital Contribution” means, with respect to the applicable Project(s), the amount of the capital contribution required to be made to Holdings by the Class A Members in respect of such Project(s) on the ECCA Funding Date for such Project(s), in each case as adjusted pursuant to, and actually paid by the Class A Members on or prior to the applicable ECCA Funding Date under, the ECCA.

(ii)      “Adjusted Class B Project Funding Date Capital Contribution” means, with respect to the applicable Project(s), the amount of the capital contribution required to be made to Holdings by Sponsor in respect of such Project(s) on the ECCA Funding Date for such Project(s), in each case as adjusted pursuant to, and required to be paid by Sponsor on the applicable ECCA Funding Date under, the ECCA.

(iii)    “Aggregate Class A Project Capital Contribution” means, with respect to the applicable Project(s), the sum of (A) any Initial Capital Contribution made by the Class A Members with respect to such Project(s), plus (B) the Adjusted Class A Project Funding Date Capital Contribution in respect of such Project(s).

(iv)    “Aggregate Class B Project Capital Contribution” means, with respect to the applicable Project(s), the sum of (A) any Initial Capital Contribution made by Sponsor with respect to such Project(s), plus (B) the Adjusted Class B Project Funding Date Capital Contribution in respect of such Project(s).

(v)     “Aggregate Project Capital Contribution” means, with respect to the applicable Project(s), the sum of (A) the Aggregate Class B Project Capital Contribution, plus (B) the Aggregate Class A Project Capital Contribution.

(vi)    “Project Completion Amount” means, with respect to any Project, the amount of (A) all expenses incurred or accrued prior to, and not paid as of, the ECCA Funding Date or Buyer Project Funding for such Project, plus (B) all amounts of, and reserves required to be established in respect of, expenses to be incurred to complete the development, construction, or commissioning of the applicable Project, all as more particularly described in Annex A or otherwise required by the ECCA.

(d)     Release of Excess Project Completion Reserves.   Any amount of the Project Completion Amount that is not required to fund the amounts intended to be funded therefrom that is distributed to Sponsor pursuant to the ECCA shall be for the account of Seller, and Buyer shall cause such amounts to be distributed or paid to Seller.

(e)     Refunds.   Upon receipt by the applicable Project Company of any refund in respect of Taxes or cash deposits, in either case paid by or on behalf of the applicable Project Company prior to the Sponsor Closing Date or Buyer Project Funding Date applicable thereto, or from funds included in the Project Completion Amount, that is distributed to Sponsor pursuant to the ECCA shall be for the account of Seller, and Buyer shall cause such amounts to be distributed or paid to Seller.

(f)      Payments.   Unless otherwise expressly provided herein, all payments required to be made by any Party hereunder shall be paid in immediately available funds via wire transfer to an account designated by the party entitled to such payment.

(g)     Buyer Project Funding Closing.   The closing of the Buyer Project Funding related to the sale and transfer of the Sponsor Interests or any Project Interests pursuant to this Agreement (the “Buyer Project Funding Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP in New York City, New York, commencing at 9:00 a.m. local time on the third (3rd) Business Day following the satisfaction or waiver of all applicable conditions to the obligations of the Parties to consummate the transaction pursuant to Section 5.1 and Section 5.2 (other than those conditions that by their nature are to be satisfied at the Buyer Project Funding Closing but subject to satisfaction of such conditions at the Buyer Project Funding Closing), or at such other date, time and location as Buyer and Seller may mutually agree (the “Buyer Project Funding Date”). The Sponsor Closing Date shall be deemed to be the “Buyer Project Funding Date” for Pocahontas and Sandy Ridge for purposes of this Agreement.

(h)      Release of Indebtedness to Seller and its Affiliates.   On the Buyer Project Funding Date with respect to particular Project Interests (including, upon the Sponsor Closing, Pocahontas and Sandy Ridge), Seller shall release or cause to be released and fully satisfied any and all indebtedness and other amounts owing to Seller or any Affiliate of Seller by Sponsor, Holdings, and the applicable Project Company, in respect of construction costs or otherwise, and any and all Encumbrances in respect of the foregoing (collectively, the “Released Obligations”).

(i)       Project Support Obligations.

(i)      The documents, deposits, and other items categorized as “Construction” within Schedule 2.2(i) (“Construction-Related Support”) shall be maintained by Seller following the applicable Buyer Project Funding with respect to the Project to which the Construction-Related Support relates until such time as such Construction-Related Support is no longer required pursuant to the terms of the Contract, License or Permit, or Laws under which the same was required to be posted or provided.

(ii)     Upon or as soon as reasonably practical (and no later than thirty (30) days) following the applicable Buyer Project Funding with respect to the Project to which the documents, deposits, and other items categorized as “Operations” within Schedule 2.2(i) (“Ongoing Support”) relate, Buyer shall cause Holdings or the applicable Project Company to take such actions as necessary to replace and release the Ongoing Support item in accordance with the applicable terms of the Contract, License or Permit or Laws under which the same is required to be posted or provided.

(iii)    The documents, deposits, and other items categorized as “Hybrid” within Schedule 2.2(i) (“Mutual Support Obligations”) shall be maintained by Seller for one (1) year following the applicable Buyer Project Funding at which time, provided that (A) there are then no unsettled claims under or against such Mutual Support Obligation; and (B) Buyer is satisfied, in its reasonable discretion, that the Seller’s obligations pursuant to the Contract, License or Permit, or Laws under which the same was required to be posted or provided have been fully satisfied (other than the passage of time), Buyer shall cause Holdings or the applicable Project Company to take such actions as necessary to replace and release the Mutual Support Obligations in accordance with the applicable terms of the Contract, License or Permit or Laws under which the same is required to be posted or provided. Notwithstanding the foregoing, (x) Buyer shall promptly reimburse Seller for the amount of any claims charged against or drawn upon any Mutual Support Obligations maintained by Seller, to the extent such claim is in respect of obligations or liabilities arising after the applicable Buyer Project Funding and not resulting from Project construction-related activity of Seller; and (y) Seller shall promptly reimburse Buyer for the amount of any claim charged against or drawn upon any support obligations posted in replacement of Mutual Support Obligations, to the extent such claim is in respect of any obligations or liabilities arising prior to the applicable Buyer Project Funding or otherwise resulting from Project construction-related activity of Seller.

(iv)    Buyer shall cause any Construction-Related Support, any Ongoing Support, and any Mutual Support Obligation posted or provided by Seller or any of its Affiliates, to be promptly returned to Seller upon the receipt thereof by any Project Company, Holdings, Sponsor, or Buyer. The Parties agree that Schedule 2.2(i) shall be updated to properly reflect any and all additional letters of credit, deposits, bonds or similar support obligations of any Project existing as of the applicable Buyer Project Funding, and that the appropriate characterization thereof within the categories described above shall be as mutually agreed by the Parties acting in good faith.

2.3      Cost Seg Report Adjustment.   Seller shall cause to be delivered to Buyer the Cost Seg Report for a Project at least ten (10) days prior to the anticipated Buyer Project Funding Date for the applicable Project (including, in the case of Pocahontas and Sandy Ridge, the Sponsor Closing Date). If information in such Cost Seg Report shall have changed from that included in the Equity Base Case Model (with all the remaining inputs (other than the cost segregation, depreciation and amortization rates, and depreciation and amortization expense) unaltered notwithstanding any adjustments in such inputs pursuant to Section 2.7 of the ECCA), in a way that modifies the Buyer’s unlevered after-tax internal rate of return by more than 0.15% (i.e., fifteen (15) basis points) (as reflected in the Equity Base Case Model), Buyer and Seller shall enter into good faith negotiations to reach agreement in respect of an adjustment to the Upstream Project Amount to reflect such variations and preserve the Buyer’s unlevered after-tax internal rate of return set forth in the Equity Base Case Model.

2.4      Energy Hedge Pricing Adjustment.   In the event that the “Fixed Price” under the Energy Hedge Confirmation (Minonk) differs from the Fixed Price specified for Minonk in Schedule 2.4, the Upstream Project Amount with respect to Minonk shall be adjusted based upon the actual Fixed Price under the Energy Hedge Confirmation (Minonk) in accordance with the formula for Minonk set forth in Schedule 2.4. In the event that the “Fixed Price” under the Energy Hedge Confirmation (Senate) differs from the Fixed Price specified for Senate in Schedule 2.4, the Upstream Project Amount with respect to Senate shall be adjusted based upon the actual Fixed Price under the Energy Hedge Confirmation (Senate) in accordance with the formula for Senate set forth in Schedule 2.4. In the event that the “Fixed Price” under the Energy Hedge Confirmation (Sandy Ridge) differs from the Fixed Price specified for Sandy Ridge in Schedule 2.4, the Upstream Project Amount with respect to Sandy Ridge shall be adjusted based upon the actual Fixed Price under the Energy Hedge Confirmation (Sandy Ridge) in accordance with the formula for Sandy Ridge set forth in Schedule 2.4.

2.5      Closing Deliveries.   At each Closing (and subject to satisfaction or waiver of all other conditions to such Closing), (a) Seller will deliver, or cause to be delivered, to Buyer or its designees, the documents specified in Section 5.1; and (b) Buyer will deliver, or cause to be delivered, to Seller or its designees, the documents specified in Section 5.2. In addition, Buyer and Seller shall execute and deliver any other documents required for closing under applicable Law, and any other customary closing documents reasonably requested by either Party to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement.

2.6      Advance Payments for Minonk and Senate.

(a)      Advance Payments.   Upon the written request of Seller prior to the applicable Buyer Project Funding Date, and subject to the satisfaction of all conditions specified in Section 2.6(b), Buyer shall pay to Seller in respect of Minonk and Senate, as applicable, the following:

(i)      An amount equal to 51% of the Foundation Advance Payment, upon the later of (A) the date when Minonk places the purchase order for all the towers and for the transformer for the substation for the Minonk Project and has entered into a civil works contract for the completion of the foundations, and ten (10) foundations for Senate are complete, (B) March 31, 2012, and (C) the date requested by Seller;

(ii)      An amount equal to 51% of the Turbine Delivery Advance Payment, upon the later of (A) the date when ten (10) Wind Turbines for Minonk and twenty-five (25) Wind Turbines for Senate have been delivered, (B) June 30, 2012, and (C) the date requested by Seller; and

(iii)     An amount equal to 51% of the Mechanical Completion Advance Payment, upon the later of (A) the date when thirty (30) Wind Turbines for Minonk and thirty (30) Wind Turbines for Senate have received the Certificate of Turbine Mechanical Completion, (B) September 30, 2012, and (C) the date requested by Seller.

(b)      Conditions to Advance Payments.      The obligations of Buyer hereunder in connection with each Advance Payment are subject to the satisfaction, at or before such Advance Payment, of the following conditions (all or any of which may be waived in whole or in part by Buyer in its sole discretion):

(i)       All representations and warranties made by Seller under this Agreement as of the Execution Date shall be true and correct as of the date of such Advance Payment as if made on such date with respect to Seller, Sponsor, Holdings and Minonk or Senate, as applicable, and the Minonk Project or Senate Project, as applicable, except for any breach which would not reasonably be expected to have a Material Adverse Effect.

(ii)      The Balance of Plant Agreements for the Minonk Project and Senate Project shall have been entered into and delivered to the Buyer, and notice to proceed shall have been given thereunder.

(iii)     (A)   Seller shall not be in default under Section 2.6 of this Agreement, and (B) neither Seller nor any Affiliate thereof shall be in material default or violation of this Agreement or any other Transaction Document such that the conditions to the Buyer Funding Date with respect to the applicable Project are not reasonably likely to be satisfied.

(iv)     There shall not be any Order or Law in effect or any Action pending or threatened against any Party, Subject Company, or Project preventing, or which seeks to prevent, impair or restrain, this Agreement or any of the transactions contemplated by this Agreement, any of the Key Project Documents or any of the Licenses and Permits, or the construction or operation of the applicable Project.

(v)      All Buyer Consents and Seller Consents with respect to Seller or the Subject Companies shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have occurred.

(vi)      No Material Adverse Effect to the Minonk Project or the Senate Project, as applicable, Seller, the Sponsor, Minonk or Senate, as applicable, any Major Project Participant with respect to such Project or any party to a Key Project Document with respect to such Project shall have occurred since September 30, 2011.

(vii)     Seller shall have delivered to Buyer, at least three (3) Business Days prior to the requested Advance Payment date, written notice (A) requesting and specifying the amount and date of such Advance Payment, and (B) certifying, reasonably satisfactory in form and substance to Buyer, that each of the conditions specified above (other than with regard to Buyer Consents) is satisfied in all respects.

(viii)    Seller shall have caused to be delivered to Buyer an irrevocable, transferable, standby letter of credit, issued by a financial institution on the LC Approved List or another U.S. commercial bank (or foreign bank with a U.S. branch office) with a credit rating of at least A by S&P and A2 by Moody’s, for the benefit of Buyer and in form and substance acceptable to Buyer, having a term of at least six (6) months (or such other term as shall be acceptable to Buyer) and in an amount at least equal to the Maximum Repayment Amount (each, an “Advance Payment LC”); provided, that Seller shall cause each such Advance Payment LC to be renewed or replaced as often as required for the aggregate term required by Section 2.6(f).

(ix)      No Letter of Credit Default shall have occurred and be continuing with respect to any Advance Payment LC provided by Seller hereunder with respect to any Project.

(x)       The Sponsor Closing shall have occurred.

(xi)      No event shall have occurred nor circumstance exist that, in the opinion of Buyer acting reasonably, would prevent the applicable Project from being Placed in Service on or prior to December 31, 2012.

(xii)     Seller either (A) shall have caused to be fully satisfied, terminated and released any and all rights, obligations and Encumbrances arising under the Minonk Agreement, with any and all payment obligations arising in connection therewith paid solely from funds of Seller and not of any Subject Company, or (B) shall have obtained a binding written agreement from the holders of such rights that the foregoing shall be achieved through the payment by Seller or an Affiliate of Seller (other than any Subject Company) of a specified sum of money, and in either case Seller shall have delivered to Buyer evidence of the foregoing in form and substance reasonably satisfactory to Buyer.

(c)      In connection with an Advance Payment hereunder, Seller shall provide Buyer with such information and status updates as shall have been reasonably requested by Buyer.

(d)      Advance Funding Costs.  On the last day of each calendar quarter through December 31, 2012, Seller shall pay to Buyer an amount equal to 2.2813% of all Advance Payments and Initial Capital Contributions made by Buyer prior to (but not upon) such date. On the last day of each calendar quarter following December 31, 2012, Seller shall pay to Buyer an amount equal to 3.138% of all Advance Payments and Initial Capital Contributions made by Buyer prior to such date. Upon the occurrence of the Buyer Project Funding with respect to a

Project, or (without limiting Section 2.6(e)) in the event of the termination of this Agreement with respect to a Project, Seller shall pay to Buyer a pro rata portion of such quarterly amount (based on number of days elapsed in such quarter) with respect to all Advance Payments and Initial Capital Contributions made by Buyer in respect of such Project, and upon such payment, such payment obligations shall cease to accrue.

(e)      Repayment.    Upon the termination of this Agreement with respect to the applicable Project, Seller shall be obligated to pay or cause to be paid to Buyer an amount equal to one-hundred and four percent (104%) of the sum of all Advance Payments and Initial Capital Contributions actually made by Buyer hereunder with respect to such Project, together with all amounts payable under Section 2.6(d) in respect of such Advance Payments (less any amount received by Buyer and applied against such Advance Payments under any Advance Payment LC) and, upon such payment, amounts payable under Section 2.6(d) shall cease to accrue with respect to such Advance Payment. Without limiting any other rights and remedies of Buyer, Buyer shall have the right to draw upon any Advance Payment LC to satisfy the foregoing obligation of Seller (to the extent of such payment under such Advance Payment LC), provided that any such drawing shall not constitute a release of Seller with respect to obligations in excess of any amounts so drawn.

(f)       Drawings on Letters of Credit and Return of Letters of Credit.  Seller shall cause to remain in effect an Advance Payment LC for each Advance Payment (including Initial Capital Contributions) actually made by Buyer hereunder with respect to a Project, continuously from the date of such payment until the earlier of (i) the Buyer Project Funding with respect to such Project, and (ii) the payment to Buyer pursuant to Sections 2.6(d) and 2.6(e) of all amounts in respect of such Advance Payment (or Initial Capital Contribution). So long as any Advance Payment (or Initial Capital Contribution) is outstanding, Buyer shall have the right to draw down the full amount of the related Advance Payment LC upon written notice from Buyer to the issuer of such Advance Payment LC that (i) Seller has failed to cause such Advance Payment LC to be renewed or replaced in a manner satisfying the requirements hereof at least thirty (30) days prior to the expiration date of such Advance Payment LC; or (ii) this Agreement has been terminated with respect to such Project; or (iii) a Letter of Credit Default has occurred with respect to any Advance Payment LC provided by Seller hereunder with respect to any Project; (iv) Seller has breached its obligations under Section 7.3(e) hereof; or (v) Seller has failed to timely pay to Buyer any amount required to be paid by Seller under this Section 2.6. Amounts drawn under any Advance Payment LC shall be held in escrow as security for Seller’s obligations under this Section 2.6, or applied to pay any amounts due Buyer under this Section 2.6, or returned to Seller upon satisfaction in full of Seller obligations in respect of such Advance Payment or delivery to Buyer of a replacement qualifying Advance Payment LC, as applicable. Upon repayment in full of any Advance Payment, Buyer shall return the corresponding Advance Payment LC to Seller.

(g)      Certain Defined Terms.    The following capitalized terms, as and when used in this Agreement, shall have the meanings set forth below:

(i)      “Credit Rating” means with respect to any entity, on any date of determination, the respective ratings then assigned to such entity’s unsecured, senior long-term debt (not supported by third party credit enhancement) or deposit obligations by S&P or Moody’s; provided that, in the event of a split rating, the lowest rating shall control.

(ii)      “Letter of Credit Default” means with respect to an outstanding letter of credit, the occurrence of any of the following events: (i) the issuer of the letter of credit fails to maintain a Credit Rating of at least A by S&P and A2 by Moody’s; (ii) the issuer of the letter of credit fails to comply with or perform its obligations under such letter of credit; (iii) the issuer of the letter of credit disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of such letter of credit; or (iv) such letter of credit expires or terminates, or otherwise fails or ceases to be in full force and effect, at any time prior to the Buyer Project Funding Date for the applicable Project.

(iii)     “Maximum Repayment Amount” means, with respect to any Advance Payment LC, an amount equal to all amounts payable by Seller to Buyer in respect of the related Advance Payment or Initial Capital Contribution under Section 2.6(d) and Section 2.6(e) hereof, determined as if there were to occur a termination of this Agreement with respect to the applicable Project on the expiration date of such Advance Payment LC.

(iv)     “Moody’s” means Moody’s Investors Service, Inc. or its successor.

(v)      “S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies, Inc., or its successor.

(h)      Confirmation of Intent.   The Parties acknowledge and agree that any Advance Payments and Initial Capital Contributions made by Buyer are made as prepayments for the purchase of Minonk and Senate. Buyer and Seller agree that (i) Buyer may assign its prepayment rights to Sponsor as a contribution to the capital of Sponsor, (ii) Sponsor may assign such prepayment rights to Holdings as a contribution to the capital of Holdings in exchange for Class B Interests in Holdings, (iii) Holdings may apply such prepayment rights in partial satisfaction of the purchase price paid for the purchase of Minonk and Senate and (iv) Seller will accept such prepayment in partial satisfaction of the purchase price. No assignment by Buyer of its purchase rights in respect of any Advance Payment pursuant to Section 2.1 hereof shall constitute an assignment of, or otherwise affect, any of Buyer’s rights under Section 2.6 hereof, including with respect to any Advance Payment LC, repayment, or costs.

2.7      Transaction Structure Alternatives.   The provisions of Annex B shall apply in the event of a Non-Completion Event. In the event of any termination of this Agreement with respect to any Project for any reason prior to the Buyer Project Funding for such Project, Seller shall cause to be received by Buyer an amount equal to the sum of (A) the Initial Capital Contribution amount paid by Buyer, if any, with respect to such terminated Project; (B) without duplication of the foregoing, the amount specified under Section 2.6(e) of the Agreement with respect to the terminated Project, and (C) any unpaid amounts specified under Section 2.6(d) of the Agreement with respect to the terminated Project through the date of payment of all such amounts.

2.8      Certain Restrictions and Adjustments.

(a)      Seller will not permit the aggregate amount funded by the Tax Equity Investors pursuant to Section 2.2(b)(iii), 2.3(a)(i), 2.3(b)(i), 2.4(a)(ii) or 2.4(b)(ii) of the ECCA on and prior to any ECCA Funding Date to exceed the aggregate amount of the capital contributions of the Tax Equity Investors to be made on and prior to such ECCA Funding Date as set forth in the original Equity Base Case Model (as of the Restatement Date), or cause any change to the 2012 tax allocations to Sponsor, if, based upon the Equity Base Case Model as used and updated on such ECCA Funding Date, such excess funding or change would delay by more than one month the Flip Date from that set forth in the original Equity Base Case Model or otherwise adversely impact Buyer’s unlevered after-tax internal rate of return.

(b)      If, as a result of adjustments made pursuant to Section 2.6 of the ECCA, the aggregate amount funded by the Tax Equity Investors pursuant to Section 2.2(b)(iii), 2.3(a)(i), 2.3(b)(i), 2.4(a)(ii) or 2.4(b)(ii) of the ECCA on and prior to any ECCA Funding Date is less than the aggregate amount of capital contributions of the Tax Equity Investors through such ECCA Funding Date in the original Equity Base Case Model (as of the Restatement Date), and based upon the updated Equity Base Case Model as of the final Buyer Funding Date, the Flip Date is accelerated by more than a month as compared to the original Equity Base Case Model (as of the Restatement Date), then Buyer agrees to negotiate with Seller in good faith with respect to an increase in the aggregate amount to be funded by Buyer hereunder with respect to all Projects, taking into account all relevant factors, such that Buyer’s unlevered after-tax internal rate of return is maintained at the level set forth in the original Equity Base Case Model (as of the Restatement Date).

(c)      The parties agree to reasonably cooperate such that the provisions of this Section 2.8 are determined to the greatest extent possible on a net aggregate basis for all Projects for which a Buyer Project Funding is achieved under this Agreement, without Buyer’s internal rate of return being adversely impacted on a cumulative basis as of any given ECCA Funding Date. In the event that the provisions of this Section 2.8 result in an upward adjustment of the aggregate amounts funded by Buyer under this Agreement as of the final Buyer Project Funding, such excess amount shall be paid by Buyer within 30 days following the date on which Buyer and Seller agree to such adjustment.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the schedules hereto delivered by Seller to Buyer prior to the execution of this Agreement, Seller hereby represents and warrants to Buyer on the date hereof and on each Closing Date, with respect to itself and/or each Subject Company, as follows; provided that each reference to Subject Company, Project Company, or Project shall mean (i) with respect to the Sponsor Closing: Sponsor, Holdings, Energy Holdings I, Pocahontas, the Pocahontas Project, Sandy Ridge, and the Sandy Ridge Project only, and (ii) with respect to any other Closing: the Project Company and Project to which such Closing relates only.

3.1     Organization, Qualification and Power.    Seller and each Subject Company is an entity duly organized, validly existing and in good standing under the Law of the State of Delaware, with full power and authority to carry on its business as such business is now conducted and as proposed to be conducted. Seller and each Subject Company is duly qualified and in good standing in each jurisdiction where the character of its property or the nature of its business makes such qualification necessary. Buyer has been provided with true and correct copies of the charter documents of each Subject Company as currently in effect.

3.2     Authority.    Seller has full power and authority to execute and deliver this Agreement, and Seller and each Subject Company has full power and authority to execute and deliver each other Transaction Document and Key Project Document to which it is or will be a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Seller, and the execution and delivery by Seller and each Subject Company of each other Transaction Document and Key Project Document to which Seller or such Subject Company is or will be a party and the consummation by Seller or such Subject Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary entity action required on the part of Seller or such Subject Company, their respective members and their respective managing members (as applicable). This Agreement has been duly executed and delivered by Seller. Each other Transaction Document and Key Project Document to which any of them is or will be a party has been or will be duly executed and delivered by Seller and each Subject Company, as applicable. This Agreement constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such terms may be limited by (i) bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Law affecting creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding in equity or at law. Each other Transaction Document and Key Project Document to which any of them is or will be a party constitutes the valid and binding obligation of Seller and each Subject Company, as applicable, enforceable against Seller and such Subject Company, as applicable, in accordance with its terms, except as such terms may be limited by (i) bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Law affecting creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding in equity or at law.

3.3      No Violation.   Neither the execution, delivery and performance by Seller of this Agreement, nor the execution, delivery and performance by Seller and any Subject Company of any other Transaction Document and Project Document to which it is or will be a party, nor the consummation of the transactions contemplated hereby or thereby will: (a) violate or conflict with any provision of the constitutive documents of Seller or any Subject Company; (b) subject to obtaining the Tax Investor FERC Section 203 Order and Buyer FERC Section 203 Order, the expiration of the applicable waiting period under the provisions of the Hart Scott Rodino Act, and the items set forth on Schedule 3.3 (the “Seller Consents”), violate or require any filing or notice under any provision or requirement of any federal, state or local Law applicable to Seller or any Subject Company or to their respective Assets; (c) violate in any material respect, result in a breach of, constitute (with due notice or lapse of time or both) a default or cause any obligation, penalty, premium or right of termination to arise or accrue under, any material agreement or instruments to which Seller or any Subject Company is a party or to which any of their respective Assets are subject; or (d) result in the creation or imposition of an Encumbrance upon any of the Interests or upon any Assets of the Subject Companies.

3.4      Subsidiaries; Non-Related Liabilities.   Other than Holdings, Energy Holdings I and the Project Companies, the Sponsor has no, and has never had any, subsidiaries. Other than the Project Companies and Energy Holdings I, Holdings has no, and has never had any, subsidiaries. Each Project Company has no, and has never had any, subsidiaries. The Sponsor has no, and has never had any, Assets or liabilities which do not arise from or otherwise relate to the ownership of Holdings, Energy Holdings I and each of the Project Companies or the ownership or operation of each of the Project Companies and each of the Projects. Neither Holdings nor Energy Holdings I has, and has ever had any, Assets or liabilities that do not arise from or otherwise relate to the ownership or operation of each of the Projects. Each Project Company has no, and has never had any, Assets or liabilities that do not arise from or otherwise relate to the ownership or operation of the applicable Project. The Sponsor has not conducted any business other than the ownership of Holdings and Energy Holdings I, and neither Holdings nor Energy Holdings I has conducted any business other than the ownership of Energy Holdings I in the case of Holdings and each Project Company. None of the Project Companies has conducted any business other than the development, financing, construction and ownership of its respective Project.

3.5      Membership Interests.   Seller is, and immediately prior to the execution and delivery of the Sponsor LLC Agreement will be, the sole member of Sponsor and there have never been any other members of Sponsor. Immediately prior to the execution and delivery of the Holdings LLC Agreement, Sponsor and MemberCo are the sole members of Holdings and there have never been any other members of Holdings. Upon execution and delivery of the Holdings LLC Agreement, the Sponsor and each Class A Member shall hold the respective membership interests in Holdings as set forth in the Holdings LLC Agreement and said interests shall constitute all of the membership interests in Holdings and at such time such membership interests shall be subject to no Encumbrances. Prior to and upon the Sponsor Closing, Holdings shall hold and have good title to all of the membership interests in Energy Holdings I and directly or through Energy Holdings I, Pocahontas and Sandy Ridge subject to no Encumbrances. Following the Acquisition Date for Minonk and Senate, Holdings shall have good title to all of the membership interests of Minonk and Senate with no Encumbrances except Permitted Encumbrances arising under the Energy Hedge Documents and, until the Buyer Project Funding Date for Minonk and Senate, respectively, Encumbrances securing Permitted Indebtedness with regard to such Projects. Except for this Agreement and the ECCA, and except for rights set forth in the Sponsor LLC Agreement and the Holdings LLC Agreement and (prior to the Buyer Project Funding Date with respect to Minonk) the Minonk Agreement, neither Seller nor any of its Affiliates nor any Subject Company has any Contract, arrangement or commitment (contingent or otherwise) to issue, sell, transfer or otherwise dispose of any membership interest in, or any other interest in, any Subject Company or any securities or obligations convertible into or exchangeable for, or giving any Person any right to acquire from it, any of its membership interests or any other interest in any Subject Company and no such securities or obligations are issued or outstanding. Upon execution and delivery of the Sponsor LLC Agreement, the Sponsor Interests will be validly issued and duly authorized and, upon payment to Seller of the Sponsor Purchase Price on the Sponsor Closing Date, Buyer will have good title to the Sponsor Interests free and clear of all Encumbrances. Upon execution and delivery of the Holdings LLC Agreement, the Class B Interest will be validly issued and duly authorized and Sponsor will have good title to its Class B Interest free and clear of all Encumbrances other than Permitted Encumbrances arising under the Energy Hedge Documents.

3.6      Assets.   Each Project Company is the sole owner of its respective Project and the Assets comprising its respective Project. Each Subject Company has good and valid title to all of its respective Assets, free and clear of all Encumbrances other than Permitted Encumbrances. Except with respect to any rights of the parties to the Minonk Agreement which shall be removed on or prior to the Minonk Buyer Project Funding Date, no Person holds any option, right of first refusal, or other right (contingent or otherwise) to acquire any Assets of any Subject Company or that imposes any payment or other obligation on any Subject Company or Buyer in connection with any direct or indirect transfer thereof.

3.7      Construction of the Projects.   With respect to the development and construction of each Project:

(a)      Seller and each Subject Company have complied in all material respects with applicable Law governing its or its contractors’ use of public roads in connection with the development of the Project (the “Public Roads”). Seller or the Project Company each has paid any costs for repair of Public Roads that are due and owing by Seller or any Subject Company pursuant to Law or contract in connection with the development of the Project, and appropriate reserves have been included in the applicable Project Completion Amount for any such amounts not yet due and required at such time under the ECCA. Seller or the Project Company has complied with any requirements to post security required by state or local governments for use of the Public Roads for the development and construction of the Project;

(b)      The Project works include, or as of the applicable Buyer Project Funding Date will include, an office, work shop and spare parts storage building appropriately designed, segregated (to the extent so required under the applicable Turbine Supply Agreement) and constructed for use in the operation of the Wind Turbines and Balance of Plant;

(c)      The construction work for the Sandy Ridge Project and the Pocahontas Project has been and continues to be performed in accordance with a quality control and quality assurance program that is consistent with Prudent Utility Practice, and a written description of such program has been provided to Buyer.

(d)      To Seller’s Knowledge, the operating technical specifications of the Wind Turbines and all other equipment constituting each Project are appropriate for the current environmental and climatic conditions of the applicable Project Site, it being acknowledged and agreed by Buyer that the foregoing shall not constitute or be construed as a representation or warranty as to the performance or useful life of any such Assets.

(e)      Except as reflected in the applicable Project Completion Amount, as of the applicable Buyer Funding Date, Seller has provided or caused to be provided all equipment, material and work (other than provided by the Turbine Supplier) necessary for the applicable Project to achieve full functionality and commercial operation status with the interconnected utility, including: (i) supplying adequate access roads, truck turn-arounds, and (other than with respect to Pocahontas and Minonk) erection crane pad platforms; (ii) unloading, and unpackaging all items supplied by the Turbine Supplier; (iii) installing, erecting and achieving Turbine Mechanical Completion of the Wind Turbines in accordance with the Installation Checklist, the Technical Specifications and the Installation Manual (all as defined in the applicable Turbine Supply Agreement); (iv) Balance of Plant Work construction management; (v) design and construction of the Balance of Plant Work, the Project substation and the interconnection facilities all in accordance with the utility interconnection studies and requirements; (vi) preparation of the Site; (vii) siting the Turbines within the Site; (viii) obtaining any Licenses and Permits necessary for the Balance of Plant Work and to commence operation of the Project; (ix) selecting and supervising engineers or other design professionals for performing the Balance of Plant Work; (x) complying with any applicable Laws, the Real Property Documents and any requirements of the lessor of the Site necessary for the Balance of Plant Work and to commence the Project and to ensure the right to adequate physical access to the Site; (xi) designing, constructing and installing the Wind Turbine foundations; (xii) confirming the suitability of the Wind Turbine foundations and the underlying soil conditions; (xiii) installing meteorological towers and fiber optic cables with a continuous power source provided to each; (xiv) provision of power for construction of the Project; (xv) connecting the Wind Turbines to the Project substation; (xvi) constructing an operations and maintenance building at the Site; and (xvii) coordinating the performance of the work by all contractors and suppliers (“Balance of Plant Work”), all in accordance with the requirements of applicable Law, Licenses and Permits, and Key Project Documents.

3.8      Licenses and Permits.

(a)      All Licenses and Permits, necessary for the construction, operation, ownership and maintenance of the Projects, the sale of electricity, capacity and RECs therefrom and the consummation of the transactions contemplated by the Transaction Documents and required to be held by the applicable Project Company are listed in Schedule 3.8 – Part A (Licenses and Permits already obtained) and Part B (Licenses and Permits to be obtained prior to the Buyer Project Funding Date), other than those Licenses and Permits which are ministerial in nature, can reasonably be expected to be obtained in due course on commercially reasonable terms and conditions when needed and the failure of which to be obtained would not be material to the applicable Project.

(b)      As of the Execution Date, each License and Permit, set forth on Schedule 3.8 - Part A has been made, issued or obtained, is final and in full force and effect (excluding, for the avoidance of doubt, the thirty (30) day statutory rehearing period for the Tax Equity Section 203 Order, which may still be pending as of the Execution Date, and the Buyer Section 203 Order), and Seller has provided to Buyer true, correct and complete copies of each such License and Permit. None of the Subject Companies has received written notice from any Governmental Authority of an actual or potential violation, modification or revocation of any License or Permit.

(c)      As of the applicable Buyer Project Funding Date, each License and Permit set forth on Schedule 3.8 - Part A and Part B has been made, issued or obtained, is final and in full force and effect, and the Seller has provided to Buyer true, correct and complete copies of each such License and Permit and any amendments, modifications or supplements thereto. No such Licenses and Permits have been amended, modified or supplemented in any material respect except as described on Schedule 3.8. Neither Seller nor any of the Subject Companies has received written notice from any Governmental Authority of an actual or potential violation, modification or revocation of any License or Permit.

3.9      Project Documents.

(a)      Other than the Transaction Documents, when executed and delivered, neither Holdings, Energy Holdings I, nor Sponsor is a party to or bound by any material Contracts.

(b)      Schedule 3.9 lists all Key Project Documents, all Real Property Documents and all other Contracts to which any Project Company is a party or by which it or its Assets are bound that involve the total aggregate payment, either to or from any Project Company of $100,000 or more (collectively, the “Project Documents”). Other than the Project Documents, neither Energy Holdings I nor any Project Company is a party to or bound by any other material Contracts. Except as described on Schedule 3.9, each Project Company is a party to each Key Project Document, each Real Property Document, and each other Contract that is material to the development, construction, ownership and operation of its respective Project (other than any subcontracts entered into by the applicable Turbine Supplier or BOP Contractor).

(c)        No Project Document has been amended, revised, terminated or otherwise modified (including through waiver or forebearance) except as set forth in Schedule 3.9. With the exception of the Real Property Documents listed on Part C of Schedule 3.9, each Project Document is a legal, valid and binding obligation of Energy Holdings I or the Project Company owning the Project to which such Project Document relates, is in full force and effect, and is enforceable by and against Energy Holdings I or the applicable Project Company in accordance with its respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar Law affecting the enforcement of creditors’ rights or by the effect of general equitable principles. On each Closing Date, the representations and warranties set forth in this Section 3.9 shall be restated as provided herein without giving effect to the exclusion of those Real Property Documents listed on Part C of Schedule 3.9.

(d)        True, correct and complete copies of all Project Documents have been delivered to Buyer.

(e)        No Subject Company is a party to or otherwise bound by (i) any Contract restricting the right of any Subject Company to compete with any Person or otherwise engage in any line of business in any geographic area; or (ii) other than the Energy Hedge Documents and agreements for the provision of utility services to the Projects, any Contract or transaction (physical or financial) for the sale or purchase of any electric energy, capacity, RECs or any other commodity, or any swap, hedge, or other derivative transaction.

3.10      Consents and Approvals.   There is no requirement applicable to any Subject Company to make any filing with, or to obtain the consent, waiver, authorization or approval of or from any Person as a condition to the execution and delivery of, and performance of its obligations under, the Transaction Documents or Project Documents to which it is a party, the consummation of the transaction contemplated hereby or thereby, or the construction, operation, ownership, financing and maintenance of the Projects, that is material and has not been obtained or made as of the Execution Date (except as set forth on Schedule 3.10), and, without regard to Schedule 3.10, as of each of the Closing Dates. Copies of all such consents, waivers, authorizations and approvals have been provided to Buyer.

3.11      Employees.   No Subject Company has, nor since the date of its creation has ever had, any employees, any applicable Plan, or any liabilities or obligations in connection with any Plan.

3.12      Defaults.   No material non-compliance, default or event, which, with the passage of time or notice or both, would become a default of Seller or any Subject Company under, or permit the termination by any other party thereto, of a Project Document has occurred or is occurring. To the Knowledge of Seller, no Major Project Participant is in default under any Project Document and no event, act, circumstance or condition exists which constitutes, or with the passage of time or giving of notice or both would constitute, an event of default or event of force majeure under any Project Document. As of each Closing Date, the Subject Companies do not owe any accrued indemnity to any counterparty to any Project Document.

3.13      Litigation.   As of the Execution Date, there is no action, suit, claim, investigation or proceeding of any kind, including any arbitration proceeding or Environmental Claim, pending or, to the Knowledge of Seller, threatened, before or by any court, arbitration panel or

Governmental Authority against any Subject Company, any Project, or Seller with respect to any Subject Company or any Project. As of each Closing Date, there is no material action, suit, claim, investigation or proceeding of any kind, including any arbitration proceeding or Environmental Claim, pending or, to the Knowledge of Seller, threatened, before or by any court, arbitration panel or Governmental Authority against any Subject Company, any Project, or Seller with respect to any Subject Company or any Project.

3.14      Compliance with Law.   The business and operations of each Subject Company are, and have at all times been, conducted in all material respects in compliance with all applicable Law (including Environmental Law and Tax Law) and Licenses and Permits material to the applicable Project. None of Seller, nor any of its Affiliates, nor any Subject Company has received written notice from any Person of an actual or potential violation of any Law (including Environmental Law and Tax Law).

3.15      Financial Statements.   Attached as Schedule 3.15 is a true and complete copy of the unaudited, consolidated balance sheet of each Subject Company as of November 30, 2011, constituting the most recently available unaudited, consolidated balance sheet of each Subject Company (other than Energy Holdings I) as of the Execution Date (the “2011 Balance Sheet”). As of any Closing Date, Seller has delivered to Buyer true and correct copies of the then most recently available unaudited, consolidated balance sheet of the Subject Companies (other than Energy Holdings I) as of the applicable Closing Date (the “Updated Balance Sheet”). The 2011 Balance Sheet and the Updated Balance Sheet have been prepared in accordance with IFRS, and present fairly in all material respects the financial position of the Subject Companies (other than Energy Holdings I) as of the applicable date thereof, subject to normal year-end audit adjustments and the absence of footnotes. No Subject Company has material liabilities or debts except those related to the development, construction, ownership or operation of each Project and each Project Company, all of which are reflected in the 2011 Balance Sheet or Updated Balance Sheet (as applicable) to the extent required by IFRS, or have been incurred since the date thereof in the Ordinary Course of Business. No Subject Company has any indebtedness for borrowed money (other than, in the case of Minonk and Senate, Permitted Indebtedness and, in the case of Pocahontas and Sandy Ridge, indebtedness to Gamesa Energy USA, LLC to be repaid prior to the Sponsor Closing Date).

3.16      Environmental Claims.   Except as set forth on Part A of Schedule 3.16, there have been no Releases at or from any location (including, without limitation, any location within any Project or Site) that (A) any of the Subject Companies has been or would be obligated to investigate, remove, remediate or otherwise respond to pursuant to any Environmental Law or any Contract entered into with any other Person or (B) has resulted in or would reasonably be expected to result in a material Environmental Claim against, or material liability of or to, any of the Subject Companies under any Environmental Law. Except as set forth on Part B of Schedule 3.16, neither Seller (with respect to any Subject Company or Project) nor any of the Subject Companies has received written notice from any Governmental Authority of any Environmental Claim, or any actual or alleged violation of, or liability under, any Environmental Law, and none is reasonably expected. Except for the allocations of liability in the Real Property Documents with respect to liability arising out of or in connection with construction or operation of the applicable Project, neither Seller (with respect to any Subject Company or Project) nor any Subject Company has given any release or waiver of liability that would waive or impair any claim based on the presence of Hazardous Substances in, on or under any real property against any Person who may be potentially responsible for the presence of Hazardous Substances in, on or under such real property. Seller has delivered to Buyer true and complete copies and results of all material environmental reports (including Phase I and Phase II environmental site assessments and letter reports), investigations, disclosures, studies, sampling results, analyses, assessments, tests, plans, and audits that relate to the Projects, the Subject Companies and, to the knowledge of the Seller, the real property associated therewith.

3.17    Insurance.   Schedule 3.17 sets forth all insurance policies maintained, or to be maintained, with respect to the Subject Companies and each Project relevant to the operation of such Project. As of the Execution Date, all necessary insurance policies relating to the construction of each Project are in full force and effect, and there are no unpaid claims or premiums for any such insurance. As of each Closing Date, all such insurance policies relating to the construction of each Project are in full force and effect, and there are no unpaid claims or premiums for any such insurance. Each Project Company maintains and has maintained all insurance required to be maintained by it under the Project Documents.

3.18    Tax Matters.

(a)      All Tax Returns required to be filed by each Subject Company prior to the Execution Date or any Closing Date with any Taxing Authority have been, prior to such time, duly and timely filed, and all such Tax Returns were true and correct in all material respects. All amounts in respect of Taxes imposed on any Subject Company or any activity of any Subject Company, and required to be paid to Taxing Authorities on or before such date have been paid. Any material unpaid Taxes that were accrued prior to but are not required to be paid on or before the applicable Buyer Project Funding Date by any Subject Company are reflected in the Updated Balance Sheet and the Project Completion Amount. Since formation, no Subject Company has incurred any liability for Taxes arising from extraordinary gains and losses, as that term is used for purposes of GAAP. No claim has been made by a Taxing Authority, in a jurisdiction where any Subject Company does not file Tax Returns, that such Subject Company is or may be subject to taxation by that jurisdiction. Except as disclosed on Schedule 3.18, there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Interests or any of the Assets of any Subject Company. There are no audits, claims, assessments, levies, administrative proceedings, or lawsuits with respect to Taxes or Tax Returns pending, or to the Knowledge of Seller, threatened against any Subject Company or as to the respective Assets of any Subject Company to which any Subject Company could be made subject. There are no agreements or consents currently in effect for the extension or waiver of the time (i) to file any Tax Return, or (ii) for assessment or collection of any Taxes relating to any Subject Company for any period prior to the Execution Date and the applicable Buyer Project Funding Date, and no Person has been requested to enter into any such agreement or consent. No Subject Company is a party to any Tax sharing or allocation agreement, Tax indemnity agreement, or similar agreement or arrangement regarding Taxes. No power of attorney has been granted with respect to the Taxes of any Subject Company. Neither Seller nor any Subject Company (nor any Affiliate thereof) has applied to the IRS for a private letter ruling with respect to any Project or any Subject Company, including any application for a private letter ruling that has been withdrawn.

(b)      No Subject Company has elected to be characterized as an association taxed as a corporation for United States federal income tax purposes. No Subject Company has (i) filed any federal Tax Returns or (ii) taken any action (or failed to take any action) that would cause any Subject Company (other than Holdings) to be treated as other than a disregarded entity for federal income Tax purposes. Throughout its existence, Holdings has been a disregarded entity or partnership for federal income Tax purposes. Throughout its existence until the Sponsor Closing, Energy Holdings I has been a disregarded entity for federal income Tax purposes.

(c)      No tangible property of any Project Company is leased to a “tax-exempt person” or otherwise is “tax-exempt” use property for federal income tax purposes. No portion of the real property comprising a Project or Site is enrolled in the U.S. Department of Agriculture’s Conservation Reserve Program. Other than the $4,000,000 American Recovery and Reinvestment Act of 2009 grant awarded by the Pennsylvania Department of Environmental Protection to Sandy Ridge, no grants have been provided by the United States, a state, a political subdivision of a state, or any other Governmental Authority for use in connection with any Project or with respect to which any Subject Company or any Project is the beneficiary. No proceeds of any issue of state or local government obligations have been used to provide financing for any Project the interest on which is exempt from tax under Section 103 of the Code. No subsidized energy financing has been provided (directly or indirectly) under a federal, state, or local program in connection with any Project. Each Project is located in its entirety in the United States. Holdings has not elected, pursuant to Code Section 168(g)(7) to have the alternative depreciation system apply. Holdings has not elected out of bonus depreciation, if applicable, under Code Section 168(k). Immediately prior to the Sponsor Closing, Holdings is a U.S. domestic partnership for U.S. income tax purposes and none of its members is treated as a “tax-exempt entity” or “tax-exempt controlled entity” within the meaning of Section 168(h) of the Code. Gamesa Technology Corporation, Inc. is a U.S. domestic corporation for U.S. income tax purposes. Seller is a wholly-owned subsidiary of Gamesa Technology Corporation, Inc., and Seller is a disregarded entity of Gamesa Technology Corporation, Inc. for federal income tax purposes. The Sponsor is not a Related Party (as defined in the ECCA) with respect to any purchaser of power from the Projects. All electricity sold by each Project Company will be produced by such Project Company through the use of wind energy from its respective Project. No Subject Company has elected to receive the Section 48 investment tax credit, and no Subject Company has applied for the 1603 Treasury cash grant.

(d)      As of the date Holdings was first treated as a partnership for Federal income tax purposes, Pocahontas and Sandy Ridge were owned by Holdings and none of the wind turbines comprising any portion of the Project of either such Project Company had been placed in service for purposes of claiming depreciation under section 168 of the Code and production tax credits under section 45 of the Code. As of the Minonk Transfer Date, none of the wind turbines comprising any portion of the Minonk Project will have been placed in service for purposes of claiming depreciation under section 168 of the Code and production tax credits under section 45 of the Code. As of the Senate Transfer Date, none of the wind turbines comprising any portion of the Senate Project will have been placed in service for purposes of claiming depreciation under section 168 of the Code and production tax credits under section 45 of the Code. On the Sponsor Closing Date, MemberCo will be treated as having sold all of its membership interest in Holdings to the Tax Equity Investors for Federal income tax purposes.

3.19    Regulatory Matters.   Each Project Company is an Exempt Wholesale Generator with authority to make wholesale power sales at market-based rates. Holdings is a “holding company” within the meaning of 42 U.S.C. 16451(8) solely with respect to its ownership of one or more Exempt Wholesale Generators and is not subject to, or is exempt from, regulation under the federal access to books and records provisions of PUHCA. No Project Company is a

“holding company” under PUHCA, and no Project Company is subject to regulation under PUHCA except with respect to regulation relating to maintaining Exempt Wholesale Generator status and any regulation as a “subsidiary company” or an “affiliate” of a “holding company,” as such terms are used within the meaning of 42 U.S.C. 16451.

3.20    Real Property Matters; Services and Materials; Sufficiency.   With respect to each Project, other than those that can be reasonably expected to be commercially available when and as required, the services to be performed, the materials and equipment to be supplied, the real property interests, the Real Property Documents and other rights granted to the applicable Project Company pursuant to the relevant Project Documents are sufficient to enable each Project to be located, constructed, operated and maintained on their applicable Sites and the applicable Easements in accordance with and as contemplated by the Key Project Documents, and provide adequate ingress and egress for any reasonable purpose in connection with the operation and maintenance of each Project for at least thirty (30) years (or in the case of the Sandy Ridge Project, twenty-nine (29) years and eleven (11) months) under the relevant Project Documents. There are no services, materials, equipment or rights required for the operation or maintenance of any Project in accordance with the relevant Project Documents other than those available to the applicable Project Company under the relevant Project Documents or that can reasonably be expected to be commercially available at the applicable Easements or the Site on commercially reasonable terms. All rents and royalty obligations under the Real Property Documents have been paid in full to the extent due. All utility services necessary for the construction of each Project and, as of each applicable Closing Date, the operation thereof for its intended purpose, including electricity, will be available at the boundaries of each Project and will either reach the applicable Project through adjoining public streets or, if they pass through adjoining private land, will do so in accordance with the Easements. Neither Holdings, Energy Holdings I nor Sponsor owns or holds, and since its respective formation has not owned or held, any real property or any interest therein.

3.21    Affiliate Transactions.   Except as set forth on Schedule 3.21, there are no existing Contracts, or amendments to any existing Contracts, between any Subject Company, on the one hand, and Sponsor, Seller, or any Affiliate thereof, on the other hand. No Subject Company has any outstanding debt to Sponsor, Seller, or any Affiliate thereof (other than, in the case of Minonk and Senate, Permitted Indebtedness and, in the case of Pocahontas and Sandy Ridge, indebtedness to Gamesa Energy USA, LLC to be repaid prior to the Sponsor Closing Date).

3.22    Independent Engineer.   All information supplied to the Independent Engineer by or on behalf of Seller or any Subject Company (including through the electronic data room) is, taken as a whole, true, correct and complete, and does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make such facts supplied not misleading in light of the circumstances in which made.

3.23    Condemnation.   As of the Execution Date and, except to the extent Seller has prior to such time given Buyer written notice thereof, as of each Closing Date, neither Seller nor any of the Subject Companies has received written notice of condemnation of any Project or any portion material to the operation thereof or a notice of intent to condemn any Project or any portion material to the operation thereof.

3.24    Payment of All Costs.   As of the Buyer Project Funding Date for any Project, the applicable Project Company has paid, or caused to be paid, all costs and expenses (including any loans or other obligations) necessary for such Project to be Placed in Service (including as reflected in Permitted Indebtedness), other than those costs or expenses utilized in calculating the Project Completion Amount in respect of such Project under the ECCA.

3.25    Brokers.  Neither the Seller nor any Subject Company (nor any of their respective Affiliates), has retained any broker, agent or finder or incurred any liability or obligation for any brokerage fees, commissions or finder fees with respect to this Agreement or the transactions contemplated hereby.

3.26    Material Adverse Effects.  As of the Execution Date and since September 30, 2011 there has occurred no Material Adverse Effect with respect to any Project, Seller, any of the Subject Companies, the Turbine Supplier or, to the Knowledge of Seller, any other Major Project Participant or any other party to a Key Project Document.

3.27    Unrepaired Casualties.  As of the Execution Date and, except to the extent Seller has prior to such time given Buyer written notice thereof, as of each Closing Date, no unrepaired casualty exists with respect to any Project or any portion thereof or any other Assets of the applicable Subject Companies material to the ownership or operation of each Project or the sale of electricity, capacity and RECs therefrom.

3.28    Due Diligence.  None of the written information prepared by and provided by Seller to Buyer in connection with the transactions contemplated hereby contains any untrue or incorrect statement of material fact, or omits to state any fact necessary to make the information, taken as a whole and in light of the manner and circumstances in which it was provided, not misleading, in any material respect at the time it was made; provided that no representation or warranty is made in this Section 3.28 with regard to (i) any projections or other forward-looking statements provided by or on behalf of Seller, (ii) the tax consequences of an investment to the Buyer, other than as may be specifically set forth in the Investment Documents, (iii) conclusions contained in any third party consultant reports, except as to factual information provided by or on behalf of Seller, Holdings, Energy Holdings I or any Project Company used as the basis for such conclusions, and (iv) descriptions of counterparties to Project Documents, which are not Affiliates of Seller, Holdings, Energy Holdings I or any Project Company.

3.29    Funding.  At each Buyer Project Funding Date, Seller will possess the financial capacity to pay its Sponsor Percentage of the applicable Upstream Project Amount, any Seller Payable, and any other amounts then payable pursuant to this Agreement and otherwise to be able to perform all of its other obligations under this Agreement and the other Transaction Documents.

3.30    Related Transactions.  All representations and warranties made by Seller or any Subject Company under any of the Investment Documents or Energy Hedge Documents were at the time made, and to the extent deemed repeated as of any Closing are on such Closing, true and correct in all material respects. As of each Closing, no material non-compliance, default or event, which, with the passage of time or notice or both, would become a default of Seller or any Subject Company under, or permit the termination by any other party thereto, of any of the Investment Documents or Energy Hedge Documents has occurred or is occurring. Notwithstanding any other provision of this Agreement, references in this Section 3.30 to Subject Company shall mean (i) with respect to the Sponsor Closing: Sponsor, Holdings, Energy Holdings I, Pocahontas, Sandy Ridge, Minonk and Senate, and (ii) with respect to any other Closing: only the Project Company to which such Closing relates.

3.31    Disclaimer of Other Representations and Warranties.

(a)      EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, THE TRANSACTION DOCUMENTS AND EACH OF THE CERTIFICATES, SCHEDULES OR OTHER DOCUMENTS EXECUTED AND DELIVERED BY SELLER ON EACH CLOSING DATE OR BUYER FUNDING DATE, SELLER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AND WHETHER BY COMMON LAW, STATUTE, OR OTHERWISE AS TO ANY SUBJECT COMPANY OR THE PROJECTS, THE DEVELOPMENT, CONSTRUCTION OR OPERATIONS OF THE PROJECTS, OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF ANY SUBJECT COMPANY OR THE PROJECTS INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO THE ACTUAL GENERATING CAPABILITY OF THE PROJECT OR THE ABILITY OF BUYER TO GENERATE OR SELL ELECTRICAL ENERGY.

(b)      WITHOUT LIMITING THE FOREGOING, AND EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, THE TRANSACTION DOCUMENTS, AND EACH OF THE CERTIFICATES, SCHEDULES OR OTHER DOCUMENTS EXECUTED AND DELIVERED BY SELLER AT EACH CLOSING, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES OF MERCHANTABILITY, USAGE OR SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE PROPERTIES OR ASSETS OF ANY SUBJECT COMPANY OR PROJECT, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, OR COMPLIANCE OF SUCH PROPERTIES OR ASSETS WITH ANY LAWS, INCLUDING ENVIRONMENTAL LAWS, OR AS TO THE CONDITION OF THE PROPERTIES OR ASSETS OF ANY SUBJECT COMPANY, OR ANY PART THEREOF, OR AS TO THE ABSENCE OF HAZARDOUS SUBSTANCES OR LIABILITY OR POTENTIAL LIABILITY UNDER ENVIRONMENTAL LAWS WITH RESPECT TO ANY PROJECT OR SUBJECT COMPANY. ANY SUCH REPRESENTATIONS AND WARRANTIES ARE EXPRESSLY DISCLAIMED.

(c)      EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, THE TRANSACTION DOCUMENTS, AND EACH OF THE CERTIFICATES, SCHEDULES OR OTHER DOCUMENTS EXECUTED AND DELIVERED BY SELLER AT EACH CLOSING, THE PROPERTIES AND ASSETS OF EACH SUBJECT COMPANY AND THE INTERESTS ARE SOLD “AS IS, WHERE IS” ON THE APPLICABLE CLOSING DATE, AND IN THEIR CONDITION ON SUCH CLOSING DATE “WITH ALL FAULTS.”

(d)      WITHOUT LIMITING THE FOREGOING, NO MATERIAL OR INFORMATION PROVIDED BY, FURNISHED OR COMMUNICATIONS BY SELLER OR ITS REPRESENTATIVES (ORALLY OR IN WRITING), INCLUDING, WITHOUT LIMITATION, ANY INFORMATION, MATERIAL, PROJECTION OR ADVICE CONTAINED IN THE DUE DILIGENCE MATERIALS OR PROVIDED TO BUYER BY ANY MEMBER, DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT OR

REPRESENTATIVE OF SELLER OR ANY AFFILIATES THEREOF WILL CAUSE OR CREATE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE TITLE, CONDITION, VALUE OR QUALITY OF ANY SUBJECT COMPANY OR ANY PROJECT.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

4.1      Organization.   Buyer: (i) is a corporation duly organized and validly existing under the Laws of the State of Delaware, (ii) is duly authorized to conduct business and is in good standing under the Laws of each jurisdiction where such qualification is required, and (iii) has the requisite corporate power and authority to conduct its business as it is now conducted and to own its properties and assets.

4.2      Authorization.   Buyer has the requisite corporate power and authority to execute and deliver this Agreement. Buyer has the requisite corporate power and authority to execute and deliver the other Acquisition Transaction Documents to which it will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including to purchase (pursuant to this Agreement) the Interests. The execution and delivery by Buyer of this Agreement has been duly and validly authorized by the requisite corporate action on the part of Buyer. The execution and delivery by Buyer of the other Acquisition Transaction Documents to which it will be a party and the performance by Buyer of its obligations hereunder and thereunder, will be, when executed and delivered, duly and validly authorized by the requisite corporate action on the part of Buyer.

4.3      Enforceability.   This Agreement has been duly and validly executed and delivered by Buyer and constitutes, and upon the execution and delivery by Buyer of the other Acquisition Transaction Documents to which it is or will be a party, such Acquisition Transaction Documents will constitute (in each case assuming the due and valid execution and delivery by each other party hereto and thereto), its valid and legally binding obligation, enforceable against it in accordance with its terms and subject to its conditions, subject, however, to the effects of bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Laws affecting creditors’ rights generally, to general principles of equity (regardless of whether such enforceability is considered in an Action in equity or at law).

4.4      Noncontravention.   The execution and delivery by Buyer of this Agreement does not, and the execution and delivery by Buyer of each of the other Acquisition Transaction Documents to which it will be a party and performance by Buyer of its obligations under this Agreement and such Acquisition Transaction Documents and the consummation of the transactions contemplated hereby will not: (i) subject in the case of performance to obtaining the Buyer Consents, conflict with or result in a violation of any Law applicable to Buyer; (ii) conflict with or result in a violation of any provision of the organizational documents of Buyer; or (iii) conflict with, result in a breach of, constitute a default under, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer, as applicable, is a party or by which it is bound or to which any of its assets is subject. Except for the Buyer FERC Section 203 Order, the expiration of the applicable waiting period under the provisions of the Hart Scott Rodino Act, and the items set forth on Schedule 4.4 (the “Buyer Consents”), no consent, filing, notice, authorization, or approval of any Governmental Authority or other Person on the part of Buyer is required in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

4.5      Legal Proceedings.   There are no Actions pending or, to Buyer’s Knowledge, threatened against Buyer or any of its assets and properties which would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the other Transaction Documents.

4.6      Bankruptcy.   There is no bankruptcy, reorganization, or insolvency Action pending against, being contemplated by or threatened against Buyer.

4.7      Regulatory Status.   Buyer is a “public utility” within the meaning of the FPA, a “subsidiary company” of a “holding company” within the meaning of PUHCA, and a “foreign person” for purposes of Schedule 721 of the Defense Production Act of 1950, as amended. Buyer is not subject to state Laws or regulations respecting the rates or the financial or organizational regulation of electric utilities. Buyer is not an “investment company” or a company “controlled” by an investment company within the meaning of the Investment Company Act of 1940. Buyer is not an OFAC Blocked Person.

4.8      Accredited Investor; Investment.   Buyer is an “accredited investor” within the meaning of Regulation D under the Securities Act, and the rules and regulations promulgated thereunder. Buyer acknowledges that none of the Interests has been, or are contemplated to be, registered under any federal, state or local or international securities Laws (collectively, “Securities Law”), and may not be resold unless permitted under applicable exemptions contained in the Securities Laws or upon satisfaction of the registration or qualification requirements of the Securities Laws. Buyer acknowledges and agrees that it must bear the economic risk of its investments under this Agreement for an indefinite period of time since such investments have not been registered or qualified under the Securities Laws, and, therefore, cannot be sold unless it is subsequently registered or exemptions from registration or qualification are available. Buyer is not acquiring such investments with a view to, or for sale in connection with, any distribution thereof within the meaning of the Securities Act. Buyer, together with its members, managers, directors and executive officers and advisors, is familiar with investments of the nature of the investments contemplated under this Agreement, understands that these investments involve substantial risks, has adequately investigated the Projects and the Subject Companies, and has substantial knowledge and experience in financial and business matters, including, without limitation, energy power (including wind energy) production projects, such that it is capable of evaluating, and has evaluated, the merits and risks inherent in entering into the transactions contemplated under this Agreement and the other Transaction Documents, and is able to bear the economic risks of such investment.

4.9      Brokers’ Fees.   All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Buyer directly with Seller without the intervention of any Person on behalf of Buyer in such manner as to give rise to any valid Action by any Person against Sellers or any of their Affiliates for a finder’s fee, brokerage commission or similar payment.

4.10    Funding.   At each Buyer Project Funding Date, Buyer will have liquid capital, available lines of credit or other committed sources of funds to enable it to pay its Sponsor Percentage of the applicable Upstream Buyer Amount on such Buyer Project Funding Date and any other amounts payable pursuant to this Agreement and to perform all of its other obligations under this Agreement and the other Transaction Documents.

4.11    Due Diligence Investigation and Other Acknowledgements.   Buyer acknowledges and agrees that it has independently conducted its due diligence and, in consummating the transactions contemplated by this Agreement and the other Transaction Documents is not relying on any representations or warranties whatsoever, express, implied, at common law, statutory or otherwise, except the representations and warranties of Seller contained in Article 3 of this Agreement, in the Transaction Documents and the certificates, Schedules and other documents executed and delivered by Seller under this Agreement and the other Transaction Documents, and its own independent due diligence, including its inspections and investigations, as to the condition and suitability of the Sites, the Subject Companies and the Projects, Liabilities, results of operations, condition (financial or otherwise) and prospects of the Subject Companies and the Projects. Buyer is familiar with the federal, state and local statutes, Laws, rules and regulations applicable to the Subject Companies and the Projects and Buyer has the expertise necessary to independently evaluate the condition, operation, suitability, performance and prospects of the Subject Companies and the Projects. Buyer acknowledges and agrees that it has reviewed and accepted the disclaimers set forth in Section 3.31 of this Agreement.

4.12    Tax Status of Buyer.   None of Buyer’s members is treated as a “tax-exempt entity” or “tax-exempt controlled entity” within the meaning of Section 168(h) of the Code.

ARTICLE 5

CONDITIONS TO OBLIGATIONS

5.1      Conditions to Obligations of Buyer.   The obligations of Buyer hereunder in connection with each Closing are subject to the satisfaction, at or before such Closing, of the following conditions (all or any of which may be waived in whole or in part by Buyer in its sole discretion). Unless otherwise indicated, it is understood that references to Subject Company, Acquisition Date, Buyer Project Funding Date, ECCA Funding Date, or other Project-specific references relate (i) in the case of the Sponsor Closing, to Sponsor, Holdings, Energy Holdings I, Pocahontas, the Pocahontas Project, Sandy Ridge, and the Sandy Ridge Project, and (ii) in the case of any other Closing, the Project Company and Project to which such Closing relates.

(a)      [Reserved].

(b)      Representations and Warranties.   The representations and warranties of Seller set forth in Article 3 above with respect to Seller or the Subject Companies shall be true and correct without giving effect to any materiality or Material Adverse Effect qualification therein, on and as of such Closing Date as though made on and as of such Closing Date except to the extent such representations and warranties were made as of a specified date (in which case they shall be true and correct as of such specified date) and except for such breaches that, in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(c)      Performance of Covenants.   Seller shall have performed and complied in all material respects with all of the covenants and obligations required by this Agreement to be so performed or complied with by Seller at or before such Closing;

(d)      No Injunction.   There shall not be any Order or Law in effect or any Action pending or threatened against any Party, Subject Company, or Project preventing, or which seeks to prevent, impair or restrain, this Agreement or any of the transactions contemplated by this Agreement, any of the Key Project Documents or any of the Licenses and Permits;

(e)      Delivery of Certificate.   Seller shall have delivered to Buyer a certificate, reasonably satisfactory in form and substance to Buyer, dated as of the applicable Closing Date and executed by an officer of Seller to the effect that each of the conditions specified above in Section 5.1(b) through 5.1(c) (inclusive) is satisfied in all respects;

(f)       Certificate of Incumbency.   Seller shall have delivered to Buyer a certificate of incumbency, reasonably satisfactory in form and substance to Buyer, dated as of the applicable Closing Date, as to the officers, members or managers, as applicable, and other personnel of Seller and any applicable Subject Company executing this Agreement and any certificate, instrument or other Transaction Document to be delivered by Seller or such Subject Company at such Closing;

(g)      Consents and Approvals.   All Buyer Consents and Seller Consents shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have occurred; provided, however, that the Buyer FERC 203 Approval may be subject to FERC’s statutory rehearing period if no intervention or rehearing requests shall have been filed in the applicable docket;

(h)      Certificate of Good Standing.   Buyer shall have received certificates of good standing with respect to Seller and the Subject Companies to which such Closing relates, each as of a recent date, issued by the Secretary of State of the applicable jurisdiction of organization;

(i)       Additional Sponsor Closing Date Conditions.   Solely with respect to the Sponsor Closing, on or prior to the Sponsor Closing, (i) Sponsor shall own 100% of the membership interests to be converted into the Class B Interest in Holdings, (ii) Holdings shall own 100% of the membership interests in Energy Holdings I, Pocahontas and, indirectly through Energy Holdings I, Sandy Ridge; (iii) the Independent Engineer shall have delivered to Buyer a certificate from the Independent Engineer in the form attached hereto as Exhibit L; (iv) Seller shall have caused to be delivered to Buyer the General Letter of Credit under and as defined in the Gamesa Parent Indemnification Agreement; (v) Buyer and Seller shall have agreed upon the form and terms of the Pocahontas PPA; (vi) Seller shall have caused Sandy Ridge to execute and deliver the Energy Hedge Confirmation (Sandy Ridge), and the Energy Hedge for Sandy Ridge shall be in full force and effect; and (vii) the conditions set forth in Schedule 6.2(gg) to the ECCA shall have been satisfied in form and substance reasonably satisfactory to Buyer, with all references therein to Class A Equity Investor and Transaction being deemed to be references to Buyer and the transactions under this Agreement;

(j)      Additional Minonk and Senate Transfer Conditions.   Solely with respect to the Minonk Transfer Closing and the Senate Transfer Closing, prior to or simultaneously with the transfer of the Minonk Interest or Senate Interest, as applicable, to Holdings hereunder:

(i)       the Sponsor Closing shall have occurred and (A) with respect to the Minonk Transfer Closing, Seller shall have caused Minonk to execute and deliver the Energy Hedge Confirmation (Minonk), and the Energy Hedge for Minonk shall be in full force and effect; and (B) with respect to the Senate Transfer Closing, Seller shall have caused Senate to execute and deliver the Energy Hedge Confirmation (Senate), and the Energy Hedge for Senate shall be in full force and effect;

(ii)      each member of Sponsor other than Buyer (or any Affiliate of Buyer) shall have contributed to Sponsor its Sponsor Percentage of the Initial Capital Contribution with respect to such Project required by the ECCA;

(iii)     the Acquisition Date with respect to Minonk or Senate, as applicable, under the ECCA and all obligations under the ECCA of the Class A Members in connection therewith shall occur and be performed, and Seller shall have caused to be provided to Buyer the Upfront Payment LC in respect of such Project Company;

(iv)     to the extent permitted by the Energy Hedge Documents, Seller shall have executed as secured party and delivered the Construction Loan Pledge Agreement with respect to the applicable Project Company;

(v)      the Independent Engineer shall have delivered to Buyer a certificate from the Independent Engineer in the form attached hereto as Exhibit M; and

(vi)     the conditions set forth in Schedule 6.3(aa) to the ECCA shall have been satisfied in form and substance reasonably satisfactory to Buyer, with all references therein to Class A Equity Investor and Transaction being deemed to be references to Buyer and the transactions under this Agreement;

(k)      Additional Buyer Project Funding Conditions.   With respect to the Sponsor Closing and the Buyer Project Funding Closing for any Project, on or prior thereto (i) each member of Sponsor other than Buyer (or any Affiliate of Buyer) shall have contributed to Sponsor its Sponsor Percentage of the Upstream Project Amount with respect to such Project; (ii) the Funding Date under the ECCA with respect to the Project(s) to which such Closing relates and all obligations under the ECCA of the Class A Members in connection therewith shall have occurred and been performed or shall occur and be performed simultaneously with the payment or contribution of the Upstream Project Amount in connection therewith to Holdings; (iii) Seller shall have paid to Sponsor the Seller Payable, if any, required under Section 2.2(b)(iii) in connection therewith; (iv) the Project(s) to which such Closing relates shall have been Placed in Service; and (v) with respect to the Buyer Project Funding for Minonk or for Senate: (A) the Independent Engineer shall have delivered to Buyer a certificate from the Independent Engineer in the form attached hereto as Exhibit N; and (B) the conditions set forth in Schedule 6.3(aa) to the ECCA shall have been satisfied in form and substance reasonably satisfactory to Buyer, with all references therein to Class A Equity Investor and Transaction being deemed to be references to Buyer and the transactions under this Agreement;

(l)      Transaction Documents.   (i) Except for Transaction Documents that by their terms are to be executed and delivered only upon a subsequent Buyer Project Funding, Buyer shall have received from all parties thereto (other than Buyer and Affiliates of Buyer) fully executed counterparts of the Transaction Documents (including any and all Exhibits, Schedules and Annexes to all of the foregoing), provided that Buyer (and its Affiliates) shall have taken any and all actions required of Buyer (and such Affiliates) as a condition to such execution and delivery, (ii) such Transaction Documents (including any and all Exhibits, Schedules and Annexes to all of the foregoing) shall be in full force and effect without amendment or modification (other than such amendments and modifications as to which Buyer shall have consented in writing), (iii) no breach or event shall have occurred and be continuing that would constitute a material default by any party other than Buyer (or any Affiliate of Buyer) thereunder; and (iv) the Energy Hedges shall be in full force and effect, without amendment or modification (regardless of whether contemplated thereby) except as otherwise approved in writing by Buyer;

(m)    Legal Opinions.   Buyer shall have received the legal opinions required to be delivered in connection with the related closing under the ECCA, substantially in the form specified in the ECCA, addressed to Buyer (in addition to or independent of the Class A Members);

(n)     Licenses and Permits.   Each License and Permit listed on Schedule 3.8 (updated for the applicable Project in accordance with the requirements of Section 7.5) relating to any Project (limited to Part A thereof in the case of the Minonk Transfer Closing and the Senate Transfer Closing) has been validly issued and is final and in full force and effect and Seller has provided to Buyer true, correct and complete copies thereof in form and substance reasonably satisfactory to Buyer;

(o)     Changes to Project Documents.   None of the Licenses and Permits set forth on Schedule 3.8 (and, in the case of the Minonk Transfer Closing and the Senate Transfer Closing, the applications with respect to Licenses and Permits set forth on Part B of Schedule 3.8), Key Project Documents, or other Project Documents shall have been amended, replaced or terminated or any additional Project Documents executed, except (i) Project Documents which relate to the construction of a Project and not the operation and maintenance of a Project, (ii) amendments, replacements, and terminations of Project Documents, or additions to Project Documents, which do not adversely affect the assumptions included in the Equity Base Case Model (as adjusted in accordance with Article 2), and (iii) amendments, replacements, terminations, and additions permitted or consented to under Section 7.1(b);

(p)     Material Adverse Effect.   No Material Adverse Effect to any Project, Seller, Holdings, the Sponsor, Energy Holdings I, any Project Company, any Major Project Participant or any party to a Key Project Document has occurred since September 30, 2011;

(q)     Updated Balance Sheet.   Seller shall have delivered to Buyer true and correct copies of the then most recently available unaudited, consolidated balance sheets of the Subject Companies (other than Energy Holdings I);

(r)     Indebtedness and Encumbrances.   Buyer shall have received evidence, in form and substance reasonably satisfactory to it, that (i) none of the applicable Subject Companies (in the case of Energy Holdings I, only with respect to the Sponsor Closing) has any indebtedness for borrowed money other than, in the case of Minonk and Senate, Permitted Indebtedness; and

(ii) that any and all then-filed Contractor’s Liens, other materialmen’s liens and other Encumbrances affecting any of the Subject Companies (in the case of Energy Holdings I, only with respect to the Sponsor Closing) to which such Closing relates or any Assets thereof have been fully released and are no longer in effect such that the applicable Subject Companies (in the case of Energy Holdings I, only with respect to the Sponsor Closing) and their Assets are free and clear of all Encumbrances other than Permitted Encumbrances; and (iii) in the case of the Minonk or Senate Buyer Project Funding, that all Permitted Indebtedness (and all Encumbrances securing such Permitted Indebtedness) of or affecting Minonk or Senate, as applicable, or any Assets thereof will be fully satisfied and released upon the consummation of such Buyer Project Funding;

(s)      Title Insurance and Survey.   Buyer and the applicable Project Companies to which such Closing relates shall have received the applicable (i) Title Insurance Policy updated as of such Closing Date and (ii) a then-current as-built survey of the Project of such Project Company, conforming to survey requirements and otherwise in form and substance satisfactory to the Title Company and reasonably satisfactory to Buyer;

(t)      Insurance Certificates.   Buyer shall have received true, correct and complete copies of insurance certificates from insurance brokers or carriers or other evidence reasonably satisfactory to Buyer, evidencing that the insurance policies and coverage described in Schedule 3.17 (with respect to the Project to which such Closing relates) are in place and in full force and effect as of such Closing and include the terms and conditions set forth in Schedule 3.17; and there shall be no outstanding or unpaid claims under the insurance policies that are in effect prior to the Buyer Project Funding unless the insurer shall have confirmed in writing that it is obligated to pay such claim amount and the timing of such payment or such amount has been included in the Project Completion Amount;

(u)      Operating Budget.   Buyer shall have received the initial operating budget for the Projects to which such Closing relates in form and substance reasonably satisfactory to Buyer;

(v)      Condemnation.   No condemnation shall be pending or threatened in writing with respect to the applicable Project, any portion thereof, or any other Assets of the applicable Project material to the ownership or operation of the applicable Project;

(w)     Casualty.   No unrepaired casualty shall exist with respect to the applicable Project or any portion thereof or any other Assets of the Subject Companies (in the case of Energy Holdings I, only with respect to the Sponsor Closing) material to the ownership or operation of the applicable Project or the sale of electricity, capacity or RECs therefrom except for any such casualty that, as evidenced by the written opinion of the Independent Engineer in form and substance satisfactory to Buyer, is capable of repair in a satisfactory time-frame and an adequate reserve amount and appropriate reserve and payment mechanics, satisfactory to Buyer, have been established for such repair;

(x)      Key Project Document Estoppels.   Buyer shall have received an estoppel certificate executed no more than thirty (30) days prior to such Closing by the counterparties to the Balance of Plant Contracts and Turbine Supply Agreements, and, to the extent that such estoppel can be obtained with commercially reasonable efforts, the Interconnection Agreement, in each case with respect to the Project Companies to which such Closing relates, in the form and substance reasonably acceptable to Buyer (with forms of estoppels attached to the ECCA being deemed acceptable);

(y)      Report Bring-Downs.  Buyer shall have received, with respect to each Project to which such Closing relates: (i) bring-downs dated no later than ten (10) days prior to the applicable Closing Date (or such other date as the parties may otherwise agree), of (A) the Independent Engineer’s Report, (B) the Environmental Report (subject to Section 7.1(i)) and (C) the Wind Resource Report if required due to a change of turbine location or other material change to the Project layout which could reasonably be expected to adversely affect the conclusions therein, in each case confirming that there have been no material changes in the conclusions set forth in the report since the date of such report with respect to the applicable Project, and (ii) bring-downs, dated no later than ten (10) days prior to the applicable Closing Date (or such other date as the parties may otherwise agree), of (A) the Transmission Consultant’s Report and (B) the Insurance Consultant’s Report provided under the ECCA, in each case confirming that there have been no material changes in the conclusions set forth in the report with respect to the applicable Project since the date of such report;

(z)      Project Modifications.  The number of Wind Turbines for the Project shall not have changed and if a bring-down Wind Resource Report is delivered pursuant to Section 5.1(y) above, such report shall confirm the change of location of Wind Turbines or change in the Project layout shall not have adversely affected the conclusions of the Wind Resource Report;

(aa)    Non-Foreign Affidavit.  Seller and the Sponsor shall have delivered to Buyer a duly executed affidavit of non-foreign status that complies with Section 1445 of the Code, in form and substance satisfactory to Buyer;

(bb)    Landowner Estoppels.  On or prior to each of the Sponsor Closing Date, and the Buyer Project Funding Date with respect to Minonk and Senate, as applicable, Buyer shall have received estoppel certificates, in form and substance reasonably satisfactory to Buyer (with the form of estoppel attached to the ECCA being deemed acceptable), from the landowners for the Real Property Documents on which one or more Wind Turbines for the project(s) to which such Closing relates have been located, from each landowner for the Real Property Documents listed on Part C of Schedule 3.9, and to the extent obtainable using commercially reasonable efforts, from the landowners for all other Real Property Documents for such Project(s), except to the extent not required to be obtained under the ECCA; provided, that to the extent estoppels are provided on the Minonk Transfer Date or Senate Transfer Date, such estoppels need not be provided on the Minonk Funding Date or Senate Funding Date;

(cc)    Construction Completion Reserve.  With respect to the Sponsor Closing and any other Buyer Project Funding, a reserve account shall have been established of a sufficient size to fund the Project Completion Amount, including all remaining development and construction expenses for the Project (as certified by the Independent Engineer), together with any other reserves required by the ECCA;

(dd)    Contractor Agreements.  Buyer shall have received copies of (i) all agreements Seller and the Project Company to which such Closing relates have entered into with major subcontractors with respect to the Project to which such Closing relates, and (ii) all warranty and operational information Seller and such Project Companies have received from their contractors with respect to such Projects;

(ee)      QC/QA Compliance.  With respect to the construction of the Minonk Project and Senate Project, Seller shall have adhered to the Quality Control and Quality Assurance Program, attached hereto as Schedule 5.1(ff);

(ff)       Cost Seg Report.  The Cost Seg Reports for the Project(s) to which such Closing relates shall have been provided to Buyer, and the Parties shall have agreed upon any resulting adjustment pursuant to Section 2.3 hereof;

(gg)      Training.  Only with respect to the Sponsor Closing Date and the Buyer Project Funding Date for Minonk and Senate, Seller shall have provided to Buyer the Project training described in the Training Program in Annex C with respect to the Project(s) to which such Closing relates;

(hh)      Documentation.  Seller shall have delivered to Buyer the following documentation (both in electronic format and two (2) hard copy printouts) with respect to the Project(s) to which such Closing relates:

(i)      The complete electrical schematics for the Project (including single line and three line drawings) which, without limitation, indicate the mounting and connection details for the tower electrical and communications equipment; and

(ii)     The operation and maintenance manual for the Project’s substation, which represents and details the operation and maintenance procedures to be carried out at the Project site with respect to the substation.

(ii)        Minonk Agreement.  With respect to Minonk’s Buyer Project Funding Date, Seller shall have caused to be fully satisfied, terminated and released any and all rights, obligations and Encumbrances arising under the Minonk Agreement, with any and all payment obligations arising in connection therewith paid solely from funds of Seller and not of any Subject Company, and Seller shall have delivered to Buyer evidence of the foregoing in form and substance reasonably satisfactory to Buyer.

5.2        Conditions to Obligation of Seller.  The obligations of Seller hereunder to sell the Interests and consummate the transactions to be performed by it in connection with each Closing are subject to the satisfaction, at or before such Closing, of the following conditions (all or any of which may be waived in whole or in part by Seller in its sole discretion):

(a)        Representations and Warranties.  The representations and warranties of Buyer set forth in Article 4 above shall be true and correct in all material respects on and as of such Closing Date as though made on and as of such Closing Date or, in the case of representations and warranties made as of a specified date, on and as of such date;

(b)        Performance of Covenants.  Buyer shall have performed and complied in all material respects with all of the covenants and obligations required by this Agreement to be so performed or complied with by Buyer at or before such Closing;

(c)        No Injunction.  There shall not be (i) any Order or Law in effect or any Action pending or threatened against any Party of the Project preventing, or which seeks to prevent, the consummation of any of the transactions contemplated by this Agreement or (ii) any Order or

Law deemed applicable to such transactions, by any Governmental Authority of competent jurisdiction over the Parties, which would render the purchase and sale contemplated hereby to be illegal;

(d)      Transaction Documents.  (i) Except for Transaction Documents that by their terms are to be executed and delivered only upon a subsequent Buyer Project Funding, Seller shall have received from all parties thereto (other than Seller and Affiliates of Seller) fully executed counterparts of the Transaction Documents (including any and all Exhibits, Schedules and Annexes to all of the foregoing), provided that Seller (and its Affiliates) shall have taken any and all actions required of Seller (and such Affiliates) as a condition to such execution and delivery, and (ii) solely with respect to the Minonk Transfer Closing and the Senate Transfer Closing, simultaneously with the transfer of the Minonk Interest or Senate Interest, as applicable, to Holdings hereunder, to the extent permitted by the Hedge Documents, Buyer shall have caused the applicable Subject Companies to have executed as debtor and delivered to Seller the Construction Loan Pledge Agreement with respect to the applicable Project Company;

(e)      Delivery of Certificate.  Buyer shall have delivered to Seller a certificate, reasonably satisfactory in form and substance to Seller, dated as of the applicable Closing Date and executed by an officer of Buyer to the effect that each of the conditions specified above in Sections 5.2(a) through 5.2(b) (inclusive) is satisfied in all respects;

(f)      Certificate of Incumbency.  Buyer shall have delivered to Seller a certificate of incumbency, reasonably satisfactory in form and substance to Seller, dated as of the applicable Closing Date, as to the officers and other personnel of Buyer executing this Agreement and any certificate, instrument or other Transaction Document to be delivered by Buyer at such Closing; and

(g)      Consents and Approvals.  All Buyer Consents and Seller Consents shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have occurred; and

(h)      With respect to the Sponsor Closing, Buyer and Seller shall have agreed upon the form and terms of the Pocahontas PPA.

ARTICLE 6

INDEMNIFICATION

6.1      Survival.  The representations and warranties of the Parties contained in this Agreement shall survive the applicable Closing for the period ending on the eighteenth (18) month anniversary of the corresponding Buyer Project Funding (including the Sponsor Closing) (such period the “Survival Period”) at which time they shall terminate and no Actions shall be taken for indemnification under Section 6.2 or Section 6.3 thereafter, except that (i) the representations and warranties set forth in Section 3.18 [Tax Matters] (other than Section 3.18(d)) shall survive for a period of twenty-four (24) months following such Closing Date and (ii) all representations and warranties set forth in Section 3.1 [Power], Section 3.2 [Authority], Section 3.5 [Membership Interests], Section 3.18(d) [certain Tax Matters], Section 3.21 [Affiliate Transactions], Section 3.25 [Brokers] and Section 3.29 [Funding] (the representations referred to in this clause (ii), collectively, the “Fundamental Representations”) shall survive the Closing until the expiration of the applicable statute of limitations and shall thereafter terminate and be of no further force or effect. The expiration or termination of any representation, warranty, covenant or agreement shall not affect the parties’ obligations under this Article 6 if the Indemnified Party provides the Indemnifying Party with proper notice of the claim or event for which indemnification is sought prior to such expiration or termination. No Party shall have any liability to indemnify, defend or hold harmless any other Party for breaches of any representation, warranty, covenant or agreement made herein unless it has received proper notice of a claim for such indemnification or defense prior to the expiration or termination of the applicable representation, warranty, covenant or agreement.

6.2      Indemnification by Seller.  From and after each Closing, subject to the other terms and limitations in this Agreement, Seller shall defend, indemnify and hold harmless Buyer and its Affiliates, and their respective directors, officers, partners, members, employees, consultants, agents, advisors, successors and assigns (collectively, the “Buyer Indemnified Persons”), from and against any and all Losses asserted against or incurred by any of the Buyer Indemnified Persons for (i) any breach of Seller’s representations or warranties made in this Agreement and (ii) any breach of the covenants or obligations of Seller under this Agreement, in each case with respect to the Subject Companies and transactions to which such Closing relates.

6.3      Indemnification by Buyer.  From and after each Closing, subject to the other terms and limitations in this Agreement, Buyer shall defend, indemnify and hold harmless Seller and its Affiliates, and their respective directors, officers, partners, members, employees, consultants, agents, advisors, successors and assigns (collectively, the “Seller Indemnified Persons”), from and against any and all Losses asserted against or incurred by any of the Seller Indemnified Persons for (i) any breach of Buyer’s representations or warranties made in this Agreement and (ii) any breach of the covenants or obligations of Buyer under this Agreement, in each case with respect to the Subject Companies and transactions to which such Closing relates.

6.4      Limitations on Indemnity.

(a)      Excluded Representations.    Buyer on behalf of itself and each Buyer Indemnified Person releases Seller, and each person acting or purporting to act on behalf of Seller, from and against any and all liability in respect of any Excluded Representation to the fullest extent permitted by law except for any claims based on fraud, willful misconduct or intentional misrepresentation. Purchaser acknowledges that, insofar as the release set out in Section 6.4(a) extends to Persons other than Seller, Seller holds the benefit of the release in trust for those other Persons.

(b)      General Limitations on Claims.  No Person shall be entitled to make any claim for breach of any representation or warranty under Section 6.2 in respect of, and Buyer acknowledges the representation and warranties contained in this Agreement are given subject to, all matters fairly disclosed in the disclosures set forth on the Schedules attached hereto with respect to Article 3 hereof (the “Seller Disclosure Schedules”) and, to the extent provided in Section 7.5, such Schedules as supplemented or amended in accordance with Section 7.5; provided, however, that any matter disclosed in a Schedule shall relate only to those representations and warranties to which such Schedule corresponds unless the applicability of such information to other representations and warranties is reasonably apparent.

(c)      Limitations on the Extent of Claims.  Notwithstanding any other provision of this Agreement, no liability shall attach to Seller in respect of any claim for breach of any representation or warranty to the extent that such claim is recovered by Buyer from any third party.

(d)      Other Limitations.  Notwithstanding anything to the contrary contained herein, none of the Buyer Indemnified Persons shall be entitled to assert any right to indemnification under Section 6.2(i) until the aggregate amount of all Losses actually suffered by the Buyer Indemnified Persons exceeds 1% of the aggregate amount of the sum of: (i) the Advance Payments, and (ii) the Buyer Project Fundings and Initial Capital Contributions paid by Buyer minus the Advance Payments, in each case actually made by the Buyer (the “Deductible Amount”) (after which point Seller shall be obligated to indemnify the Buyer Indemnified Persons from and against any and all Losses including the Deductible Amount); provided, however, that the foregoing limitations shall not apply to any breach of any Fundamental Representations. Notwithstanding anything in this Agreement to the contrary, in no event shall Seller ever be required to indemnify Buyer or any of the other Buyer Indemnified Persons for Losses exceeding, in the aggregate, an amount equal to fifteen percent (15%) of the aggregate amount of the sum of: (i) the Advance Payments, and (ii) the Buyer Project Fundings and Initial Capital Contributions paid by Buyer minus the Advance Payments, in each case actually made by the Buyer (the “Cap Amount”); provided, however, that breaches of Fundamental Representations shall not be subject to nor included in the calculation of the Cap Amount. If a breach by Seller of a representation or warranty has occurred under this Agreement, then solely for purposes of calculating the amount of any Losses in respect of such breach which are subject to indemnification under this Article 6, such Losses shall be determined without regard to any limitation or qualification as to materiality, Material Adverse Effect, dollar thresholds or similar language in such representation or warranty.

(e)      Waiver of Breach.  Notwithstanding the foregoing, and without limiting Section 7.5, an Indemnified Party shall have no right of indemnification against an Indemnifying Party with respect to a breach of a representation or warranty as of a Closing if, as of the Restatement Date, the Indemnified Party had actual knowledge of the misrepresentation or breach of warranty; provided, however, that the foregoing shall not constitute a waiver of any other rights hereunder with respect to such misrepresentation or breach.

(f)      Notwithstanding any other provision of this Agreement, any other agreement, certificate or document, or applicable Law, but subject to and without limiting Section 7.5 following the Sponsor Closing, the representations and warranties set forth in Section 3.18(d) and the rights and remedies of Buyer with respect to any breach thereof are absolute and shall not be subject to any limitation, or be deemed to be waived in any manner, pursuant to this Agreement (including but not limited to Section 6.4(e)), any other agreement, certificate or document, or by reason of any disclosure of facts or opinions, any actual or deemed knowledge of Seller or Buyer at any time, or any other reason whatsoever.

6.5      Mitigation and Limitations on Losses.

(a)       Mitigation.  In no event shall either Party be liable hereunder for any special, punitive, exemplary, incidental or consequential damages or lost profits, whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby or by the other Transaction Documents. The Indemnified Party shall take commercially reasonable steps to mitigate all Losses upon becoming aware of any event which could reasonably be expected to give rise thereto, including commercially reasonable steps to avail itself of any defenses, limitations, rights of contribution, Actions against third Persons and other rights at Law or equity, and will provide such evidence and documentation of the nature and extent of the Losses as may be reasonably requested by the Indemnifying Party. The Indemnified Party’s commercially reasonable steps include the reasonable expenditure of money, at the Indemnifying Party’s sole expense, to mitigate or otherwise reduce or eliminate any Losses for which indemnification would otherwise be due under this Article 6. In the event of any obligation or liability of an Indemnifying Party under this Article 6 that does not arise from a Third Party Claim, upon receipt of written notice, the Indemnifying Party shall be permitted, at its option, to take action to cure any matter giving rise to a right of indemnification if the Loss has not yet been fully incurred for a period not to exceed thirty (30) days after such notice. The Indemnifying Party’s election not to exercise its right to cure shall not reduce or eliminate the Indemnified Party’s obligation to mitigate damages or the Indemnifying Party’s obligation to indemnify the Indemnified Party for any Losses.

(b)      Limitation on Losses.  The Losses giving rise to any indemnification obligation hereunder shall be limited to the actual loss suffered by the Indemnified Party (i.e., reduced by any insurance proceeds or other payment or recoupment actually received, realized or retained by the Indemnified Party as a result of the events giving rise to an Action for indemnification), net of the actual reduction in income Tax liability of the Indemnified Party (or the Affiliated Group of which it is a member) occasioned by such loss or damage, but including any costs, fees or expenses reasonably incurred by the Indemnified Party. Upon the request of the Indemnifying Party, the Indemnified Party shall provide the Indemnifying Party with information sufficient to allow the Indemnifying Party to calculate the amount of the indemnity payment in accordance with this Section 6.5. If and to the extent that an Indemnifying Party has made an indemnification payment to an Indemnified Party pursuant to this Section 6.5 with respect to a Loss and the Indemnified Party has been and will be fully indemnified and compensated for such Loss from a Party other than the Indemnifying Party, the Indemnified Party shall pay to the Indemnifying Party: (i) the amount of any payment irrevocably received by the Indemnified Party or any Affiliate thereof from a party other than the Indemnifying Party with respect to such Loss, and (ii) the amount of any insurance proceeds or other cash receipts actually received by the Indemnified Party or any of the Indemnified Party’s Affiliates with respect to such Loss or the matter that gave rise to the Loss, such amounts described in subparagraphs (i) and (ii) above shall be net of reasonable attorneys’ fees and other collection costs related to such payments and recoveries, and no right of subrogation shall accrue to any insurer hereunder. In no event shall an Indemnified Party be required to pay over, under this Section 6.5, an amount in the aggregate in excess of the indemnity payment previously payable to the Indemnifying Party with respect to the Losses in issue.

(c)      No Liability Under Material Contracts or Third Party Work Product.  Notwithstanding anything express or implied herein to the contrary, in no event shall Seller be liable hereunder in contract, tort for or otherwise with respect to any work product (whether written or otherwise) of third party advisors or professionals such as the Independent Engineer (“Third Party Work Product”), including, for the avoidance of doubt, the Wind Resource Reports, it being acknowledged by Buyer that any Action with respect to any such documents or agreements shall be made solely under the terms of the Contract pursuant to which such Third Party Work Product was provided. Without limiting Seller’s liability hereunder for any breach of representation expressly made hereunder, including representations regarding the existence, breaches of, or effect of this Agreement or the transactions contemplated hereby upon any agreements, nothing herein shall be deemed to give rise to liability in contract, tort or otherwise under any Material Contract.

(d)      Non-Transferred Projects.    For the avoidance of doubt, neither Party has any indemnification obligations under this Article 6 (i) with respect to Sponsor, Holdings, Energy Holdings I, Pocahontas, the Pocahontas Project, Sandy Ridge, and the Sandy Ridge Project, prior to the Sponsor Closing; and (ii) Minonk and Senate, prior to the Buyer Project Funding therefor; provided, however, that, except as otherwise provided in Section 9.3, neither the foregoing nor any other provisions of this Agreement shall relieve any Party of liability for any termination of this Agreement with respect to any Subject Company resulting from a breach of this Agreement by such Party.

(e)      Sole Remedies.

(i)      Following the Sponsor Closing Date, the provisions of this Article 6 shall be the sole and exclusive remedies of the Parties for any breach of the representations or warranties contained in this Agreement with respect to the transactions consummated on the Sponsor Closing Date.

(ii)     Following the Minonk Buyer Project Funding Date, the provisions of this Article 6 shall be the sole and exclusive remedies of the Parties for any breach of the representations or warranties contained in this Agreement with respect to the transactions consummated on the Minonk Transfer Date or Minonk Buyer Project Funding Date.

(iii)    Following the Senate Buyer Project Funding Date, the provisions of this Article 6 shall be the sole and exclusive remedies of the Parties for any breach of the representations or warranties contained in this Agreement with respect to the transactions consummated on the Senate Transfer Date or Senate Buyer Project Funding Date.

(iv)    Neither this Section 6.5 nor any other provision of this Agreement shall be deemed to waive or limit in any way any representations, warranties, covenants, or agreements of any Person under any Project Document, or any rights or remedies available to any Subject Company under any Project Document or of any other party thereto.

(f)      Other Agreements.    Nothing herein shall be deemed to limit the liability of either Party or its Affiliates under any other Transaction Document, except to the extent that such liability is expressly stated to be solely a guaranty or other assumption of liability under this Agreement.

6.6     Matters Involving Third Parties.

(a)      Third Party Claims.   If any third party shall notify an Indemnified Party with respect to any matter (a “Third Party Claim”) that may give rise to an Action for indemnification against an Indemnifying Party under this Article 6, and if such Indemnified Party intends to seek indemnity with respect thereto hereunder, then such Indemnified Party shall promptly notify the Indemnifying Party of such Third Party Claim in writing; provided, however, that subject to the time limitations specified in Section 6.1, a failure to give timely notice as provided in the foregoing will affect the rights or obligations of a Party hereunder only to the extent that, as a result of such failure, the Party entitled to receive such notice was actually prejudiced as a result of such failure.

(b)      Right to Assume Defense.   The Indemnifying Party shall have thirty (30) days after receipt of such notice (or such longer period as may be reasonably agreed by the Indemnified Party) to elect to undertake, conduct and control the defense or settlement of the Third Party Claim (with counsel of its choice and at its own expense), provided that the Indemnifying Party confirms in writing its obligation to indemnify and hold harmless the Indemnified Party for the full amount of any Losses resulting from the Third Party Claim; provided, however, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not to be unreasonably withheld or delayed, unless the judgment or proposed settlement (i) involves only the payment of money damages solely by the Indemnifying Party, and (ii) does not impose an Order or other equitable relief upon the Indemnified Party or otherwise prejudice the Indemnified Party as to similar Actions in the future. The Indemnifying Party shall keep the Indemnified Party fully informed as to all material developments in connection with the Third Party Claim.

(c)      Right to Defend.   So long as the Indemnifying Party, at the Indemnifying Party’s cost and expense, (1) has undertaken the defense of, and assumed full responsibility for, all indemnified Liabilities with respect to such Third Party Claim; (2) is reasonably contesting such Third Party Claim in good faith, by appropriate Actions; and (3) has taken such action (including the posting of a bond, deposit, or other security) as may be necessary to prevent any Action to foreclose a lien against or attachment of the property of the Indemnified Person for payment of such Third Party Claim, the Indemnified Person shall not pay any claim arising from or settle any such Action. If the Indemnifying Party fails, within thirty (30) days after the receipt of the Indemnified Person’s notice of an Action for indemnity hereunder (or such longer period as may be reasonably agreed by the Indemnified Party), to notify the Indemnified Person that the Indemnifying Party elects to undertake the defense thereof and assume full responsibility for all indemnified Liabilities with respect thereto, or fails, at any time after having given such notice, to contest such Action in good faith or to prevent any Action to foreclose a lien against or attachment of the Indemnified Person’s property as contemplated above, the Indemnified Person shall have the right to contest, settle, or compromise such Action and the Indemnified Person shall not thereby waive any right to indemnity for such Action under this Agreement.

(d)      No Settlement.   Except as set forth in Section 6.6(c) above, in no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

ARTICLE 7

CERTAIN COVENANTS

7.1       Continued Development of the Projects.

(a)        From the date of this Agreement through each relevant Buyer Project Funding Date, Seller shall (i) continue the development, planning and permitting of the applicable Project in accordance with Seller’s regular business practices (except as otherwise required by Section 7.3) for other similar projects and the terms and conditions of this Agreement and continue to fund all such activity (as Permitted Indebtedness in the case of Minonk and Senate); (ii) regularly communicate with Buyer in order to allow Buyer the opportunity to become informed with respect to such continued development, and (iii) take such actions as are reasonably necessary or appropriate to complete construction of the applicable Project and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents. Except as contemplated hereby, Seller shall not, without the consent of Buyer, sell or otherwise convey the membership interest in any Project Company, or permit any Project Company to sell or otherwise convey any of its assets that are required for the construction or operation of the Project it owns prior to the expiration or early termination of this Agreement with respect to such Project.

(b)        Other than the execution of the Energy Hedge Confirmation (Sandy Ridge), the Energy Hedge Confirmation (Minonk) or the Energy Hedge Confirmation (Senate) as described in Section 7.3(e) below and the Nemish Transfer, Seller shall not, and shall cause the Subject Companies not to, materially amend, replace, terminate or enter into any Key Project Document without the prior written consent of (i) Buyer (such consent not to be unreasonably withheld or delayed unless such amendment or other action would adversely affect the assumptions included in the Equity Base Case Model (as adjusted in accordance with Article 2)), provided that, if Buyer does not respond within thirty (30) days (or fifteen (15) days in the case of Real Property Documents) following the date of written request for such consent by Seller such amendment, replacement or termination shall be deemed consented to by Buyer; and (ii) if required by the Investment Documents or Energy Hedge Documents, any party thereto from which such consent is required. In addition (and without limiting the foregoing with regard to Key Project Documents), Seller shall not materially amend, replace, terminate or enter into any other Project Document, or any License or Permit, without the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed), except (i) Project Documents which relate solely to the construction of the Project and not the operation and maintenance of the Project, and (ii) amendments, replacements, and terminations of Project Documents, or additions to Project Documents, which do not adversely affect the assumptions included in the Equity Base Case Model (as adjusted in accordance with Article 2).

(c)        Seller shall adhere to the Quality Control and Quality Assurance Program attached hereto as Schedule 5.1(ff) with respect to the construction of the Minonk Project and Senate Project.

(d)        Seller shall provide (or cause its designated contractor to provide) to Buyer, with respect to each Project, the Project training described in the Training Program in Annex C at least ten (10) days before the Buyer Project Funding Date for such Project.

(e)      Seller shall deliver to Buyer the following documentation (both in electronic format and two (2) hard copy printouts) with respect to the applicable Project:

(i)        As soon as reasonably practical (and no later than the Buyer Project Funding Date for the applicable Project) the complete electrical schematics for the Project (including single line and three line drawings) which, without limitation, indicate the mounting and connection details for the tower electrical and communications equipment;

(ii)       As soon as reasonably practical, following completion of all work, certified “As-built” drawings for all works which comprise the “balance of plant” for the Project, neatly marked and dimensioned in color, together with clear revision notes to show all variations between actual construction and work as indicated on the original drawings; and

(iii)      As soon as reasonably practical (and no later than the Buyer Project Funding Date for the applicable Project), the operation and maintenance manual for the Project’s substation, which represents and details the operation and maintenance procedures to be carried out at the Project site with respect to the substation.

(f)       Reasonably prior to the date on which all other conditions to Minonk’s Buyer Project Funding Date are reasonably expected to be satisfied (or capable at such Closing of being satisfied on such Closing), Seller shall cause to be fully satisfied, terminated and released any and all rights, obligations and Encumbrances arising under the Minonk Agreement, with any and all payment obligations arising in connection therewith paid solely from funds of Seller or its Affiliates and not of any Subject Company, and Seller shall deliver to Buyer evidence of the foregoing in form and substance reasonably satisfactory to Buyer.

(g)      Seller shall, at Seller’s sole cost and expense, cause all insurance policies relating to the construction of each Project, as set forth in Schedule 3.17, to be in full force and effect until the Buyer Project Funding Date with respect to the Project to which each insurance policy relates. As of the Buyer Project Funding Date with respect to each Project, Buyer shall cause Holdings or the applicable Project Company (at the cost of Holdings or such Project Company) to obtain all insurance policies relating to the applicable Project, as set forth on Schedule 3.17, from Buyer’s preferred insurer and the Parties will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with Buyer’s procurement of such insurance policies.

(h)      Seller shall provide, or cause to be provided, all Balance of Plant Work with respect to the Projects, and shall do so in accordance with the requirements of applicable Law, Licenses and Permits, and Key Project Documents.

(i)       Seller shall cause to be performed a Phase I environmental assessment with respect to each Project no more than 180 days prior to the Sponsor Closing Date or Buyer Project Funding Date, as applicable, which in each case shall be addressed to the applicable Project Company and Buyer.

(j)       Upon the request of Buyer, Seller shall use reasonable commercial efforts to cause the Real Property Documents relating to the Minonk and Senate Projects to be amended to extend the aggregate term thereof to forty (40) years, consisting of a base term and one or more renewal terms at the option of the Project Company of such duration to be specified by Buyer. Buyer shall reimburse Seller for the incremental cost reasonably attributable to any such amendments (including taxes), provided, however, that any such costs shall first be approved by Buyer and Seller shall have no obligation to obtain such amendments prior to such written approval.

(k)      Seller shall pay, or reimburse the same to the extent paid by (i) HoldCo, Energy Holdings I, Sandy Ridge ProjectCo or the Pocahontas ProjectCo after the ECCA Funding Date or (ii) Minonk ProjectCo after the Minonk Transfer Closing or the Senate ProjectCo after the Senate Transfer Closing, as the case may be, any payments under the Conservation Reserve Program relating to any Project or any Site.

7.2      Efforts to Close.

(a)      Each of the Parties shall (i) use its reasonable best efforts to take all actions and to do all things necessary, proper, or advisable, and proceed diligently and in good faith, as promptly as practicable, to obtain all consents (including the Seller Consents and the Buyer Consents), approvals or actions of, to make all filings with, and to give all notices to, Governmental Authorities, (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith, and (iii) provide reasonable cooperation to each other in obtaining all consents, approvals or actions of, making all filings with and giving all notices to Governmental Authorities or other Persons, in each case, as required of each of them, respectively, to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents as promptly as practicable. Prior to making any filings with a Governmental Authority pursuant to this Section 7.2 after the date hereof, each Party agrees to provide the other Party with a reasonable opportunity to review and provide prior comment upon any written notices, filings or other submissions which such Party plans to deliver or submit to any Governmental Authority. Each Party shall provide prompt notification to the other Party when any consent, approval, action, filing or notice referred to in clause (i) of this Section 7.2 is obtained, taken, made or given, as applicable, and shall promptly provide the other Party with copies of any communications sent or delivered to, or received from, any Governmental Authority or other Person(s) regarding any of the transactions contemplated by the Transaction Documents.

(b)      From and after the date of this Agreement, Seller shall consult with and coordinate with Buyer to file or cause to be filed any application required to be filed by it or the relevant Subject Company with FERC pursuant to Section 203 of the FPA in connection with an order from the FERC pursuant to Section 203 of the FPA authorizing the sale and transfer contemplated hereby of the facilities owned by the Subject Company that are subject to FERC jurisdiction (such order the “Buyer FERC 203 Order”). Seller shall consult with and cooperate with Buyer as to the contents of such application, the applicants thereto and the appropriate time of filing such application and shall respond promptly to any requests for additional information made by FERC.

7.3      Satisfaction of Conditions.

(a)       The Parties shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy the conditions to the obligations contained in this Agreement and shall not take or fail to take any action that would reasonably be expected to result in the nonfulfillment of any such condition.

(b)       Without limiting the foregoing, each Party shall use reasonable best efforts to cause all representations and warranties of such Party to be true and correct as of each Closing, and shall not take or fail to take any action that would reasonably be expected to result in any such representations and warranties of such Party to fail to be true and correct as of each Closing in any material respect.

(c)       Seller shall use reasonable best efforts to complete the construction of the Minonk Project and the Senate Project such that each of such Projects shall be Placed in Service on or prior to November 30, 2012 (the “Target Completion Date”). Without limiting the foregoing, Seller shall take such steps as necessary to expedite delivery of goods and performance of services and shall take such actions as are within Seller’s control to remedy any delays so as to maintain a construction schedule that is reasonably expected to enable each Project to be Placed in Service on or prior to the Target Completion Date. In the event that a Project is not Placed in Service on or prior to the Target Completion Date, Seller shall, until this Agreement is terminated in accordance with its terms with respect to the applicable Project Company, continue to expend such efforts until such time as such Project is Placed in Service.

(d)       In the event that any of the conditions to Buyer’s obligations hereunder with respect to any Closing are not satisfied as a result of any act or omission by Seller or its Affiliates (including the applicable Subject Companies) but such Closing nevertheless occurs, Seller shall, at Seller’s sole cost and expense, shall take such actions after such Closing as necessary to cause such conditions to be satisfied reasonably promptly following such Closing (unless Buyer agrees to waive such covenant with respect to any unsatisfied condition).

(e)       Seller shall execute and deliver, and take such other action as necessary such that (i) the Energy Hedge Confirmation (Sandy Ridge) is in full force and effect on or prior to the Sponsor Closing; (ii) the Energy Hedge Confirmation (Minonk) is in full force and effect on or prior to the earlier of (A) September 30, 2012, and (B) the Minonk Transfer Closing; and (iii) the Energy Hedge Confirmation (Senate) is in full force and effect on or prior to the earlier of (A) September 30, 2012, and (B) the Senate Transfer Closing. Each of the foregoing shall be in the form attached as an Exhibit hereto, unless otherwise agreed by Buyer. Seller acknowledges and agrees that the foregoing is an absolute obligation of Seller, that Seller is aware of and knowledgeable with respect to the financial and other risks attendant thereto, and that performance by Seller of the foregoing obligation shall not be excused by any change in any markets for commodities (including electric power) or derivative transactions in respect thereof, any effect thereof on any Upstream Project Amount hereunder, or otherwise.

(f)       Other than the execution of the Energy Hedge Confirmation (Sandy Ridge), the Energy Hedge Confirmation (Minonk) or the Energy Hedge Confirmation (Senate) as described in Section 7.3(e) above, Seller shall not, and shall cause the Subject Companies not to, amend, replace, or terminate any of the Investment Documents or Energy Hedge Documents without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed).

(g)       Except as provided in Section 7.4 hereof with respect to Transfer Taxes, Seller shall be solely responsible for, and shall pay, any and all costs and expenses incurred by Sponsor, Holdings, Energy Holdings I or any Project Company in connection with negotiation and consummation of the transactions contemplated by this Agreement, the Investment Documents, and the Energy Hedge Documents, or to satisfy any conditions thereto. The foregoing shall include, without limitation, any and all Transaction Expenses as defined in the ECCA (other than fees and expenses of Buyer’s legal counsel and any other Transaction Expenses of Buyer or its Affiliates (provided that Sponsor, Holdings, Energy Holdings I and the Project Companies shall not be deemed to be Affiliates of Buyer for such purpose)).

7.4      Transfer Taxes. Buyer and Seller will each be responsible for 50% of all sales, use, transfer, real property transfer, recording, stock transfer and other similar Taxes and fees, if any, arising out of or in connection with the sale of the Interests and the consummation of the transactions contemplated by this Agreement, and will indemnify, defend and hold harmless the other Party, its Affiliates, and the Subject Companies with respect to such Taxes for which it is responsible. Buyer and Seller shall cooperate in the filing of all necessary documentation and Tax Returns with respect to such Taxes.

7.5      Notice of Developments.

(a)      Prior to each Closing, each Party will advise the other in writing with respect to any matter arising after the date of this Agreement relevant to such Closing or the applicable Project with respect to such Closing of which that Party obtains Knowledge and that, if existing or occurring on or prior to the date of this Agreement, would have been required to be set forth in this Agreement or any Schedule. Seller shall provide Buyer with notice of any event or circumstance related to the transactions contemplated by this Agreement having a Material Adverse Effect on a Subject Company promptly upon having Knowledge of such event or circumstance.

(b)      Seller will from time to time prior to each Closing, promptly supplement or amend the Seller Disclosure Schedule with respect to any matter relevant to such Closing or the applicable Project with respect to such Closing arising after the date of this Agreement, which if existing as of the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule in order to make any representation or warranty set forth in this Agreement true and correct as of such date; provided, however, that no such supplement or amendment shall be permitted to reflect matters constituting or arising out of a breach by Seller of any covenant under this Agreement, the ECCA or any other Transaction Document. In the event that Seller provides written notice to Buyer prior to the applicable Closing that such matters, individually or in the aggregate, constitute a Material Adverse Effect but Buyer elects to effectuate such Closing, any breach of any representation or warranty made by Seller which would exist absent such Schedule Update will be deemed cured with respect to such Closing and all rights of Buyer to indemnification hereunder with respect to such breach shall be deemed waived with respect to such Closing. Any such supplements or amendments of the Seller Disclosure Schedule shall otherwise be disregarded in determining, and shall not be deemed to be waived with respect to, the fulfillment and satisfaction of any conditions specified herein to any obligations of Buyer, and shall not be deemed to cure any breach of a representation or otherwise affect any other rights of Buyer hereunder; provided, however, that notwithstanding the foregoing, the Seller Disclosure Schedules shall be deemed updated for all purposes, and no breach or non-satisfaction of conditions shall be deemed to exist, for amendments or changes to Project Documents or other matters consented to by Buyer or expressly permitted under Section 7.1(b) or other provisions of this Agreement.

7.6      Access.    From the date hereof until the final Buyer Project Funding Date hereunder, Seller will, during ordinary business hours and upon reasonable notice, (i) give Buyer reasonable access to the properties, assets, books and records of the Subject Companies and of Seller and its Affiliates with respect thereto or with respect to the Projects, including without limitation all Contracts, Licenses and Permits; (ii) permit Buyer to make such reasonable inspections thereof as Buyer may reasonably request; (iii) furnish Buyer with such financial and operating data and other information with respect to the Projects and the Subject Companies as Buyer may from time to time reasonably request; and (iv) furnish Buyer with a copy of each material report, schedule, or other document principally relating to the Projects filed or submitted by Seller, any of its Affiliates, or any Subject Company with, or received by any of the foregoing from, any Governmental Authority. Any such investigation will be conducted in such a manner as not to interfere unreasonably with the operations of the Projects, Subject Companies, Seller or any of its Affiliates.

7.7      Further Assurances.    At any time or from time to time after any Closing, each Party will, upon the reasonable request of the other Party, execute and deliver any further instruments or documents, and exercise commercially reasonable efforts to take such further actions as may reasonably be required, to fulfill and implement the transactions contemplated by this Agreement and the Transaction Documents. After any Closing, and upon prior reasonable request, each Party shall exercise commercially reasonable efforts to cooperate with the other, at the requesting Party’s expense (unless the requesting Party is entitled to indemnification for the requested action under Article 6 of this Agreement), in furnishing non-privileged records, information, testimony and other assistance in connection with any inquiries, actions, audits, proceedings or disputes involving any of the Parties (other than in connection with disputes between the Parties hereto) and based upon contracts, arrangements or acts of either Seller or Buyer, which were in effect or occurred on, prior to, or after such Closing and which relate to the relevant Project, including arranging discussions with (and calling as a witness) Representatives of Buyer or Seller. No Party, however, will be required to take any action that, in the opinion of its counsel, could constitute a violation of any Law.

7.8      Securities Law Covenant.    Buyer will not transfer or otherwise dispose of any of the Interests, or any interest in the Interests, in such manner as to cause Seller or its Affiliates to be in violation of the registration requirements of the Securities Act, or applicable federal or state securities or blue sky Laws.

7.9      Announcements.    The Parties shall use commercially reasonable efforts to first consult with and consider any feedback from the other Party prior to issuing any press release relating to the transactions contemplated by this Agreement and the other Transaction Documents.

7.10    Confidentiality.    Buyer acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of a confidentiality agreement between Seller, Gamesa Wind US, LLC and

Buyer, dated as of October 27, 2011 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Final Closing Date, the Confidentiality Agreement shall terminate with respect to information relating solely to the Projects; provided, however, that Buyer acknowledges that any and all other information provided to it by Seller or any Affiliate or Representative of Seller shall remain subject to the terms and conditions of the Confidentiality Agreement after the Final Closing Date.

ARTICLE 8

TAX MATTERS

8.1      Tax Periods Ending on or Before the Applicable Closing Date.  Seller will prepare or cause to be prepared and file or cause to be filed all Tax Returns for each of the Subject Companies for all periods ending on or prior to the Closing Date in respect thereof that are filed after such Closing Date and will pay or cause to be paid all Taxes shown due on such Tax Returns. Seller will permit Buyer to review and comment on each such Tax Return described in the preceding sentence prior to filing and will make such revisions to such Tax Returns as are reasonably requested by Buyer. Seller shall have the right to represent the Subject Companies with respect to any Tax claims or audits for Tax periods ending on or before the Final Closing Date. As used in this Article 8: (i) the Closing Date with respect to Holdings, Energy Holdings I, Pocahontas and Sandy Ridge shall be the date on which the Tax Equity Investors purchase the Class A Interests in Holdings and Buyer purchases the Sponsor Interests; (ii) the Closing Date with respect to Sponsor shall be the Closing Date on which Buyer purchases the Sponsor Interests; and (iii) the Closing Date with respect to Minonk and Senate shall be the Closing Date on which Holdings purchases all of the Interests in Minonk and Senate, respectively.

8.2      Tax Periods Beginning Before and Ending After the Closing Date.    The Parties shall cause Holdings and Sponsor, respectively, to prepare or cause to be prepared and file or cause to be filed any Tax Returns for each of the applicable Subject Companies for Tax periods that begin before the Closing Date and end after the Closing Date and will pay all Taxes shown due on such Tax Returns. The Parties shall cause Holdings and Sponsor to permit each Party to review and comment on each such Tax Return described in the preceding sentence prior to filing and to make such revisions to such Tax Returns as are reasonably requested by either Party. Seller will pay to Holdings or Sponsor, as applicable, within fifteen (15) days after the date on which the applicable entity pays the Taxes shown due on the Tax Returns an amount equal to the portion of such payment that is attributable to Taxes for the portion of such Taxable period ending on the Closing Date (the “Pre-Closing Tax Period”). For purposes of this Article 8, all Taxes and Tax liabilities with respect to the income, property or operations of each of the Subject Companies that relate to any Taxable period that includes (but does not end on) the Closing Date shall be apportioned between the Pre-Closing Tax Period and the Post Closing Tax Period as follows: (i) in the case of Taxes other than income, sales and use and withholding Taxes, on a per diem basis, and (ii) in the case of income, sales and use and withholding Taxes, as determined from the books and records of the applicable Subject Company as though the Taxable year of such Subject Company terminated at the close of business on the Closing Date. Buyer and Seller agree to, and shall cause Holdings and Sponsor to, to the extent permitted by applicable law, elect with the relevant Taxing authority to treat for all purposes the Closing Date as the last day of a Taxable period of the Subject Companies. Any credits relating to a Taxable period that begins before and ends after the applicable Closing Date will be taken into account as though the relevant Tax period ended on such Closing. All determinations necessary to give effect to the foregoing allocations will be made in a manner consistent with prior practice of the Subject Companies. Notwithstanding any other provision of this Agreement, any Property Tax of any Subject Company for any taxable period that includes the applicable Closing Date shall not be prorated between Buyer and Seller, and Seller shall have no Liability for any such Property Taxes of any Subject Company due after the applicable Closing Date, provided that such Property Taxes for periods prior to the applicable Closing Date have been included in the Project Completion Account. Seller, at Seller’s option, shall have the right to represent the Subject Companies with respect to any Tax claims or audits with respect to all Taxes that Seller is required to (i) pay pursuant to this Section 8.2 or (ii) indemnify Buyer for pursuant to Article 6; provided, however, that with respect to any such Tax Claims or audits, (a) Seller shall keep Buyer reasonably and timely informed with respect to the commencement, status and nature of any Tax claim or audit, and (b) Seller shall not settle any such Tax claims or audits without the consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.

8.3      Refunds and Tax Benefits; Amended Tax Returns.

(a)       Any Tax refunds that are received by Buyer or any Subject Company and any amounts credited against Tax to which Buyer or any Subject Company become entitled, that relate to a Pre-Closing Tax Period will be for the account of Seller and Buyer will pay over to Seller any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto; provided however, that Buyer shall be entitled to any refund of Property Taxes of any Subject Company due after the applicable Closing Date and paid by Buyer. Without limiting the generality of the foregoing, this Section 8.3 will apply to any sales Tax rebates and refunds, Property Tax exemption and credits or reductions in Property Taxes attributable to a retroactive reduction in assessment rate or assessment base. No amended Tax Return or Action for Tax refund may be filed for any Tax Returns of each of the Subject Companies for a Tax period ending on or before the Closing Date or for a Tax period including a Pre-Closing Tax Period without the advance written consent of Seller.

(b)       If Seller pays an amount to Buyer pursuant to a claim for indemnification under Article 6 and Buyer or any of its Affiliates receives or realizes in connection therewith any refund or any reduction of, or credit against, its Tax liabilities (a “Tax Benefit”), Buyer shall pay to Seller an amount equal to such Tax Benefit; provided, however, that (i) Buyer shall not be obligated to file amended Tax Returns for such purpose; (ii) any Taxes that are imposed on Buyer or any of its Affiliates as a result of a disallowance or reduction of any Tax Benefit with respect to which Buyer has made a payment to Seller pursuant to this Section 8.3(b) shall be treated as a Tax for which Seller is obligated to indemnify Buyer pursuant to Article 6 hereof without any exclusions or defenses; and (iii) nothing in this Section 8.3(b) shall require Buyer to disclose any confidential information to Seller (including, without limitation, its Tax Returns).

8.4       Tax Treatment.    Buyer and Seller agree that any indemnity payment under this Agreement shall be treated as an adjustment to the purchase price for Tax purposes, unless otherwise required by a change in Applicable Law occurring after the date of this Agreement or pursuant to a closing agreement with an applicable taxing authority or a final non-appealable judgment of a court of competent jurisdiction.

8.5      Cooperation on Tax Matters.

(a)       The Parties will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Article 8 and any audit, litigation or other Action with respect to Taxes. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties agree (to the extent such books and records are within their possession) (i) to retain all books and records with respect to Tax matters pertinent to the Project relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into with any Taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Seller will allow the other party to take possession of such books and records.

(b)      The Parties further agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including without limitation with respect to the transactions contemplated by this Agreement).

8.6      Federal Income Tax Characterization of the Transactions.    The Parties agree that Holdings is a partnership for Federal income tax purposes as of the time of the purchase of the Class A Interest in Holdings by the Tax Equity Investors, that the purchase of the Class A Interest in combination with the purchase by Buyer of the Sponsor Interests will cause a termination of Holdings for Federal income tax purposes in accordance with Code Section 708(b)(1)(B) and Treasury Regulation § 1.168(k)-1(b)(5)(iii). The Parties agree that Sponsor is a disregarded entity for Federal income tax purposes as of the time of the purchase of the Sponsor Interests by Buyer and that the purchase of such units will be treated as a purchase of interests in Holdings.

ARTICLE 9

TERMINATION

9.1      Termination.    This Agreement may be terminated (i) in its entirety prior to the Sponsor Closing, or (ii) with respect to any Subject Company transaction prior to the Final Closing Date (it being understood that, following the Sponsor Closing, except for a breach of Section 7.3(e), termination of this Agreement’s applicability to one Subject Company shall not affect the other Subject Company transactions contemplated hereby, except as expressly provided herein):

(a)       by mutual written consent of the Parties hereto;

(b)       by either Seller or Buyer in the event of the issuance of a final, non-appealable Order or Law restraining, enjoining, or otherwise prohibiting or making illegal the consummation of a Subject Company transaction contemplated by this Agreement;

(c)       by either Buyer or Seller upon written notice to the other in the event of a material breach of any representation, warranty or covenant (with respect to a Subject Company) contained in this Agreement on the part of the other Party, which breach (x) would result in the failure of any condition to the terminating Party’s obligations set forth in Article 5 to be satisfied with respect to any Closing, and (y) (other than with respect to a breach of Section 7.3(e)) has not been cured within forty-five (45) days after the giving of written notice to the breaching Party of such breach; provided, however, that the right to terminate this Agreement with respect to such Subject Company under this Section 9.1(c) shall not be available to any Party if such Party is then in material breach of any of its representations, warranties or covenants hereunder; provided, further, that in no circumstance shall any failure or delay of FERC to issue the Buyer FERC 203 Order be deemed or construed to be a breach by Seller or Buyer of any such representation, warranty or covenant;

(d)       in accordance with, and at such time specified in, the provisions of Annex B if the ECCA is terminated or the commitment thereunder expires, in each case with respect to the applicable Subject Company; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to any Party that is then in material breach of any of its covenants under Annex B;

(e)       in accordance with, and at such time specified in, the provisions of Annex B if the Buyer Project Funding with respect to the applicable Subject Company has not occurred on or before December 31, 2012; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to any Party that is then in material breach of any of its covenants under Annex B;

(f)       by either Seller or Buyer in its entirety if the Sponsor Closing has not occurred on or before the earlier of (i) the date upon which the Energy Hedge for Sandy Ridge terminates or otherwise ceases to be in full force and effect, and (ii) September 30, 2012; provided, however, that the right to terminate this Agreement under this Section 9.1(f) shall not be available to any Party that is then in material breach of any of its representations, warranties or covenants under this Agreement, or whose failure to take any action required to fulfill any of such Party’s obligations under this Agreement has caused or resulted in the failure of any Closing to occur prior to such date;

(g)       automatically, and in its entirety, upon such time as any exercise of the Put Right (as defined in the Sponsor LLC Agreement) under the Sponsor LLC Agreement becomes irrevocable.

9.2      Effect of Termination.    In the event of termination of any obligation to purchase or sell a Subject Company pursuant to this Agreement pursuant to Section 9.1, written notice thereof shall promptly be given by the terminating Party to the other Party, such obligation shall become null and void upon the effectiveness of such notice and there shall be no liability or obligation with respect to such Subject Company on the part of Seller or Buyer, or any of their respective Representatives or Affiliates, as the case may be, except for this Section 9.2, Section 9.3, and Article 10, which shall continue to apply following any such termination; provided, however, that no termination of this Agreement or any portion of the obligations hereunder shall relieve any Party of liability for breach of this Agreement occurring prior to such termination, except as provided in Section 9.3. The other Party shall take commercially reasonable steps to mitigate all Losses arising therefrom.

9.3      Limitations on Liability.    In no event shall either Party be liable hereunder for any special, punitive, exemplary, incidental or consequential damages or lost profits, whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby or by the other Transaction Documents. In addition, in the event the Put Right (as defined in the Sponsor LLC Agreement) is exercised and the transaction contemplated thereby is fully performed by each Party, neither Party shall have any further liability under this Agreement, other than any liability each such Party may have hereunder to indemnify the other in respect of any Third Party Claims.

ARTICLE 10

MISCELLANEOUS

10.1    No Effect on Contracts.    The Parties acknowledge that Seller and/or certain of its Affiliates are obligated parties under certain of the Contracts to which the Subject Companies are party. Notwithstanding anything contained herein to the contrary, no provision of this Agreement or the other Transaction Documents shall be construed as in any way modifying, decreasing, increasing, terminating, supplementing or in any other way modifying the representations, warranties or covenants of Seller and/or such Affiliates under any such Contracts.

10.2    No Third Party Beneficiaries.    This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

10.3    Succession and Assignment.    This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other Party. Notwithstanding the foregoing, Buyer may assign its rights hereunder to any of its Affiliates, provided that such assignment does not result in a breach of any representation or warranty by Buyer hereunder and the Buyer Parent Guaranty remains in full force and effect.

10.4    Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The delivery of an executed counterpart of this Agreement by facsimile transmission or other electronic means shall be deemed to be effective as manual delivery thereof.

10.5    Headings.    The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.6    Notices.    All notices, requests, demands, Actions, and other communications hereunder will be in writing. Any notice, request, demand, or other communication hereunder shall be deemed duly given two (2) Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller:	Gamesa Energy USA, LLC
Ten Penn Center
1801 Market Street, Suite 2700
Philadelphia, PA 19103
Attn: Chief Development Officer
Phone: 215-665-9810
Facsimile: 215-569-2801

with a copy, which shall not constitute notice, to:

Gamesa Technology Corporation
2050 Cabot Boulevard West
Langhorne, PA 19047
Attn: General Counsel
Phone: 215-710-3100
Facsimile: 215-689-3784

If to Buyer:	Algonquin Power Fund (America) Inc.
c/o Algonquin Power & Utilities Corp.
2845 Bristol Circle
Oakville, Ontario, Canada L6H 7H7
Attn: Chief Executive Officer
Fax: (905) 465-4514

with a copy, which shall not constitute notice, to:

Algonquin Power Fund (America) Inc.
c/o Algonquin Power & Utilities Corp.
2845 Bristol Circle
Oakville, Ontario, Canada L6H 7H7
Attn: General Counsel
Fax: (905) 465-4514

and to:

Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
Attn: James G. Goettsch, Esq.
Fax: (816) 983-8080

Any Party may send any notice, request, demand, Action, or other communication hereunder to the intended recipient at the addresses set forth above using any other means (including personal delivery, expedited courier, messenger service, facsimile, or ordinary mail), but no such notice, request, demand, Action, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, Actions, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

10.7      Governing Law; Forum; Submission to Jurisdiction.    This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of New York without regard to the conflicts of laws provisions thereof. Each Party hereby submits to the nonexclusive jurisdiction of the United States District Court and the courts of the State of New York, in either case sitting in the Borough of Manhattan for the purposes of all Actions arising out of or relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby. Each Party irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

10.8      WAIVER OF JURY TRIAL.    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

10.9      Expenses; Attorney’s Fees.    As between Buyer, on the one hand, and Seller, on the other hand, each Party shall (except as otherwise expressly provided in this Agreement) be responsible for its own costs and expenses, including any legal fees, incurred in connection with this Agreement and the transactions contemplated hereby. If any Action arising out of or related to this Agreement is brought by either Party, the prevailing Party shall be entitled to recover the costs and fees (including, without limitation, reasonable attorneys’ fees, the fees and costs of experts and consultants, copying, courier and telecommunication costs, and deposition costs and all other costs for discovery) incurred by such Party in such suit or Action, including, without limitation, any post-trial or appellate Action.

10.10    Amendments and Waivers.    No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.11    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

10.12    Enforcement of the Agreement.    In the event of any default under this Agreement, or breach of any of the terms, conditions and provisions of this Agreement, the Party who is thereby aggrieved will have the right of specific performance and injunctive relief giving effect to its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies will be cumulative. The Parties agree that any such default or breach would cause irreparable injury, that the remedies at law for any such default or breach including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

10.13    Construction.    The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

10.14    Incorporation of Exhibits and Schedules.    The Exhibits, Schedules, and Annexes identified in this Agreement are incorporated herein by reference and made an integral part hereof.

10.15    Entire Agreement.    This Agreement and the other Transaction Documents supersede all prior discussions and agreements between the Parties with respect to the subject matter hereof and thereof, and any prior confidentiality agreements executed by the Parties in respect of the transactions contemplated by this Agreement, and contain the sole and entire agreement between the Parties hereto with respect to the subject matter hereof and thereof, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth herein or therein.

10.16    Time is of the Essence.    Time is of the essence of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

BUYER:

ALGONQUIN POWER FUND
(AMERICA) INC.,
a Delaware Corporation

By:	(signed) “Ian Robertson”
Name: Ian Robertson
Title: Authorized Signing Officer

By:	(signed) “Linda Beairsto”
Name: Linda Beairsto
Title: Authorized Signing Officer

Signature Page

to

Amended and Restated

Membership Interest

Purchase and Sale Agreement

SELLER:

GAMESA ENERGY USA, LLC,
a Delaware Corporation

By:	(signed) “Jiddu Tapia”
Name: Jiddu Tapia
Title: Chief Development Officer

[Signature Page to Amended and Restated 51% Membership Interest Purchase and Sale Agreement]

Annex A

Project Completion Amount

(1)	Sponsor Closing Date. With respect to the Sponsor Closing, the Project Completion Amount shall be an amount equal to the aggregate sum of the following:

(a)	all outstanding costs and expenses attributable to the Pocahontas Project or the Sandy Ridge Project due and owing by the Project Companies to any Person or Persons;

(b)

the full amount (without regard to rights of set-off or otherwise) of all hold-back arrangements under any contract or agreement with respect to the Pocahontas Project or the Sandy Ridge Project, including the applicable Turbine Supply Agreement and Balance of Plant Agreements;

(c)

other than the cost of any goods or services that are to be provided under any agreement in exchange for the holdback amount specified therein that has been reserved pursuant to the foregoing paragraph 1(b) an amount equal to one-hundred and fifty percent (150%) of the reasonably estimated cost to achieve Final Completion of the Pocahontas Project and Sandy Ridge Project, which amount shall include, without limitation, (1) the cost to satisfy all punch list items; and (2) the cost of repair of any roads or other infrastructure for which the applicable Project Company, Holdings or Sponsor (in connection with the applicable Projects) may be liable pursuant to Law, any License or Permit, or any contract;

(d)

without duplication of any of the foregoing, an amount equal to all liabilities, costs and expenses of Pocahontas, Sandy Ridge, Holdings, and Sponsor accrued or incurred but not paid as of the Sponsor Closing Date, including but not limited to (A) all Taxes accrued but unpaid as of the Sponsor Closing Date; (B) all expenses and costs that are properly capitalized under GAAP as part of the cost of the applicable Project Company’s assets; and (C) all liabilities incurred under any Lease, Easement or otherwise that are attributable to the period prior to the Sponsor Closing Date but that by their terms are payable after the Sponsor Closing Date; less an amount equal to all revenue earned but not received by Pocahontas, Sandy Ridge, Holdings, or Sponsor prior to the Sponsor Closing Date, including all such revenue from the sale of energy and capacity by the Project.

(2)

Buyer Project Funding Dates for Minonk and Senate.    With respect to the Buyer Project Funding Date for Minonk and the Buyer Project Funding Date for Senate, the Project Completion Amount shall be an amount equal to the aggregate sum of the following:

(a)

all outstanding costs and expenses attributable to the applicable Project due and owing by the applicable Project Company to any Person or Persons, including all amounts due under the Construction Note;

(b)

the full amount (without regard to rights of set-off or otherwise) of all hold-back arrangements under any contract or agreement with respect to the applicable Project, including the applicable Turbine Supply Agreement and Balance of Plant Agreements;

(c)

other than the cost of any goods or services that are to be provided under any agreement in exchange for the holdback amount specified therein that has been reserved pursuant to the foregoing paragraph 2(b), an amount equal to one-hundred and fifty percent (150%) of the reasonably estimated cost to achieve Final Completion of the applicable Project, which amount shall include, without limitation, (1) the cost to satisfy all punch list items; and (2) the cost of repair of any roads or other infrastructure for which the applicable Project Company, Holdings or Sponsor (in connection with the applicable Project) may be liable pursuant to Law, any License or Permit, or any contract;

(d)

without duplication of any of the foregoing, an amount equal to all liabilities, costs and expenses of such Project Company accrued or incurred but not paid prior to the applicable Buyer Project Funding Date, including but not limited to (A) all Taxes accrued but unpaid as of the applicable Buyer Project Funding Date; (B) all expenses and costs that are properly capitalized under GAAP as part of the cost of the applicable Project Company’s assets; and (C) all liabilities incurred under any Lease, Easement or otherwise that are attributable to the period prior to such Buyer Project Funding Date but that by their terms are payable after such Buyer Project Funding Date, less an amount equal to all revenue earned but not received by Minonk or Senate, as applicable, prior to the applicable Buyer Project Funding Date, including all such revenue from the sale of energy and Capacity by the applicable Project.

(3)

Determination of Project Completion Amounts.    For each Buyer Project Funding (including the Sponsor Closing), the applicable Project Completion Amount shall be determined by Seller and be reasonably acceptable to Buyer.

(4)	Post-Funding True-Up of Project Net Working Capital Amount.

(a)

Within sixty (60) days after the applicable Buyer Project Funding Date (including the Sponsor Closing), Seller will prepare and deliver to Buyer a revised calculation of the amounts determined under paragraph 1 or 2 above, as applicable (the “Project Net Working Capital Amount”), calculated in good faith, together with reasonable supporting documentation (the “Post-Funding Working Capital Adjustment Statement”).

(b)

The amounts determined by Seller as set forth in the Post-Funding Working Capital Adjustment Statement will be final, binding, and conclusive for all purposes unless, and only to the extent, that within sixty (60) days after Seller has delivered the Post-Funding Working Capital Adjustment Statement, Buyer notifies Seller of any dispute with respect to matters set out in the Post-Funding Working Capital Adjustment Statement. Any such notice of dispute delivered by Buyer (an “Adjustment Dispute Notice”) will identify with specificity each item in the Post-Funding Working Capital Adjustment Statement with respect to which Buyer disagrees, the basis of such disagreement, and Buyer’s position with respect to such disputed item.

(c)

If Buyer delivers an Adjustment Dispute Notice in compliance with the foregoing and Seller and Buyer are unable to reach a resolution with respect to all disputed items within thirty (30) days following delivery of the Adjustment Dispute Notice, Buyer and Seller will submit any items remaining in dispute for determination and resolution to an independent accounting firm to be agreed by Buyer and Seller (the “Independent Accounting Firm”), which will be instructed to resolve the dispute within thirty (30) days after such submission. The report of the Independent Accounting Firm will be final, binding, and conclusive on the parties for all purposes, but shall not be deemed to waive any rights with respect to any breach of any representations or warranties hereunder. The fees and disbursements of the Independent Accounting Firm will be allocated between Buyer and Seller so that Buyer’s share of such fees and disbursements will be in the same proportion that the aggregate amount of any such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by Buyer (as finally determined by the Independent Accounting Firm) bears to the total amount of such disputed amounts initially submitted to the Independent Accounting Firm.

(d)

Within five (5) days following the final determination of the Project Net Working Capital Amount pursuant to paragraph 4(b) or paragraph 4(c) above (as so determined, the “Final Project Net Working Capital Amount”): (i) if the amount as so determined is greater than the amount determined at the applicable Buyer Project Funding, Buyer will cause the applicable Project Company to pay the difference to Seller; or (ii) if the amount as so determined is less than the amount paid at the applicable Buyer Project Funding, Seller will pay the difference to the applicable Project Company. Any amount paid under this paragraph 4(d) will be paid with interest for the period commencing on the applicable Buyer Project Funding Date through the date of payment, calculated at the Prime Rate in effect on such Funding Date. Neither the determination of the Final Project Net Working Capital Amount nor any payment thereof shall be deemed to waive or limit in any respect any representation or warranty or rights in respect thereof under this Agreement.

[NOTE: Release of Reserves, Refunds, and Project Support Obligations are addressed in the body of the MIPSA.]

Annex B

Transaction Structure Alternatives

1.	In the event that a Buyer Project Funding for any Project (an “Incomplete Project”) has not occurred on or prior to December 31, 2012, because any condition thereto has not been satisfied:

A.

Buyer and Seller shall promptly meet to discuss in good faith how to complete the Incomplete Project or satisfy the unsatisfied conditions to the applicable Buyer Project Funding and otherwise consummate the transaction contemplated by the MIPSA, subject to the terms of this Annex B, including good faith negotiations to agree upon adjustments (if any) in the amount to be contributed by Buyer and any other members of Sponsor (as members) on the applicable Buyer Project Funding with respect to such Project. The provisions of this Section 1 apply regardless of whether an ECCA Funding occurs with respect to the Project.

B.

The amount that otherwise would have been contributed by Buyer and any other members of Sponsor (as members) on the applicable Buyer Project Funding with respect to such Project shall be equitably adjusted to reflect changes in facts and circumstances from the assumptions set forth in the Equity Base Case Model and derivations from the conditions to such Buyer Project Funding, that result from a failure of the Buyer Project Funding to occur by December 31, 2012, in each case as necessary to preserve Buyer’s unlevered after-tax internal rate of return as set forth in the Equity Base Case Model (as of the Restatement Date). Such changes may include, without limitation:

(i)	change in cash flows from those that would have been distributed to Sponsor as the Class B Member in Holdings under the Equity Base Case Model;

(ii)	change in PTCs or other Tax Benefits (including bonus) from those that otherwise would have been allocated to Sponsor as a Class B Member in Holdings under the Equity Base Case Model;

(iii)	reasonably estimated costs to satisfy any conditions to the Buyer Project Funding that remain unsatisfied;

(iv)	any negative tracking account balance under the Energy Hedge for the applicable Project;

(v)	the number of turbines and installed capacity of the Project.

The Seller Payable with respect to such Buyer Project Funding shall, to the extent necessary to pay any amounts which would otherwise be required to be paid under Section 2.8 (Use of Proceeds Section of the ECCA), be increased or decreased as necessary to offset or take into account any resulting decrease in the foregoing.

2.

In the event that, at any time (whether before or after December 31, 2012) prior to the termination of the Agreement with respect to a Project, the ECCA is terminated with respect to such Project or the ECCA Funding commitment with respect to such Project ceases to be in full force and effect:

A.

If the Interests in such Project Company are then held by Holdings, such Project Company Interests shall be distributed by Holdings to Sponsor pursuant to the ECCA and the Holdings LLC Agreement. Seller shall be solely responsible for ensuring payment of any and all amounts due to the Class A Members in connection with any termination of the ECCA with respect to any Project or any such distribution.

B.	Buyer and Seller shall promptly meet to discuss in good faith a restructuring pursuant to which:

(i)	Sponsor or an entity controlled by Sponsor (other than Holdings or any of its subsidiaries) would acquire or continue to own (as applicable) the Incomplete Project.

(ii)

Unless otherwise agreed by Buyer and Seller, Seller or its designee would, in addition to its contribution and payment obligations under the Agreement, on the Buyer Project Funding Date fund, to the extent necessary to pay off any amounts which would otherwise be required to be paid under Section 2.8 (Use of Proceeds Section of the ECCA), such amount as would have been funded by the Class A Members on the related ECCA Funding Date. In consideration thereof, Seller shall be granted an interest in such entity that is entitled to the allocations and distributions that the Class A Members would have received in respect of such Incomplete Project under the Holdings LLCA.

3.

Notwithstanding any negotiations or agreement between the Parties with respect to the foregoing or any other provision of the Agreement, the Agreement shall terminate with respect to any Project for which the Buyer Project Funding has not occurred (and, at the option of Buyer, with respect to any other Incomplete Project) upon written notice from Buyer or Seller to the other at any time following the earlier of (a) June 30, 2013, or (b) the date on which the Energy Hedge of any Project is terminated or otherwise ceases to be in full force and effect prior to the Buyer Project Funding for such Project; provided, however, that Seller shall use commercially reasonable efforts to cause the Energy Hedge of each such Project to remain in full force and effect until June 30, 2013.

4.	In the event of any termination of the Agreement with respect to any Project prior to the Buyer Project Funding for such Project, Seller shall cause to be received by

Buyer an amount equal to the sum of (A) the Initial Capital Contribution amount paid by Buyer, if any, with respect to such terminated Project; (B) without duplication of the foregoing, the amount specified under Section 2.6(e) of the Agreement with respect to the terminated Project, and (C) any unpaid amounts specified under Section 2.6(d) of the Agreement with respect to the terminated Project through the date of payment of all such amounts.

5.

If (i) one or any of the Projects are not completed prior to December 31, 2012 but a Buyer Project Funding nevertheless occurs, (ii) the PTC are not extended (or are extended at a reduced level), (iii) rules, regulations or laws are adopted on or prior to December 31, 2014, which are designed to provide incentives individually or when combined with reduced PTC (including cash grants or other payments, minimum payments, alternative tax benefits or other types of incentives) to build wind farms like the Projects that are applicable or otherwise available to the Projects which are no longer eligible for PTC (at the current level), Buyer and Seller will meet in good faith to discuss how to effectively provide to or otherwise monetize for the benefit of Seller such incentives or other benefits as long as Buyer’s unlevered after-tax internal rate of return is maintained at the level set forth in the Equity Base Case Model as of the Restatement Date.

6.

The provisions of this Annex B do not limit any other rights or remedies under the Agreement (including any other termination rights) or under the Sponsor LLC Agreement (including the Put Right, as defined therein).

Annex C

Training Program

G9x Gamesa Wind Turbine Operations Training

Basic training for operation of G9x wind turbine.

Training to include: Turbine start-up, stopping, part-load output regulation, understanding alarm/shut-down functionality, types of operating and stopping modes, and other aspects of Turbine functions pertinent to operations of Project.

G9x Gamesa SCADA Training

Training on operation of Gamesa SCADA software.

Training to include: explanation of various screens, data collection and logging configuration, park/farm/project output management, curtailment functionality, report generation and configuration, security and access to software and to turbine control, and other details of SCADA system pertinent to operations.

Balance of Plant Training

Training on the Project’s collection system including: switches, isolation, grounding, fusing, bonding, etc.

Balance of Plant training also includes training on the features of the O&M building (security, HVAC, communication, etc.), and the substation (main power transformer, PLC control, protection schemes/programming/hardware, communication systems, data-logging and report generation, isolation/grounding/switching, etc.) and other aspects of the Project pertinent to operations and not otherwise covered in the training described above.

Hours/Trainees/Cost

Seller is required to provide up to 100 hours of total training.

Up to 4 employees or representatives of Buyer to be included in training program.

Training program provided at $25,000 (total for above scope of training for 4 employees concurrently)

EXHIBIT A

SELLER’S KNOWLEDGE

1.	Tracy Stoddard

2.	Nate Rolfe

3.	Jiddu Tapia

4.	Jeff Puterbaugh

5.	Jason Regnier

6.	Josh Framel

7.	Duane Enger

8.	Kristin Swenson

9.	Wade Green

10.	Frank Aurelli

11.	Rick Flail

12.	Stephen Brownell

13.	Laurie Mazer

EXHIBIT B

BUYER’S KNOWLEDGE

1.	Ian Robertson

2.	Linda Beairsto

3.	Chris Jarrett

4.	David Bronicheski

5.	Jeff Norman

6.	Homer Lensink

EXHIBIT C

UPSTREAM PROJECT AMOUNTS

Upstream Project Amount means:

(a) $68,967,333 for Pocahontas;

(b) $61,873,833 for Sandy Ridge;

(c) $199,896,333 for Minonk; and

(d) $226,700,500 for Senate.

EXHIBIT D

EQUITY BASE CASE MODEL

[See Annex 3 of ECCA]

EXHIBIT E

CONSTRUCTION LOAN PLEDGE AGREEMENT

[See Attached]

[AGREED FORM]

CONSTRUCTION LOAN PLEDGE AGREEMENT (MINONK)

dated as of [                ], 2012

made by

WIND PORTFOLIO HOLDINGS, LLC,

as the Pledgor

to

GAMESA ENERGY USA, LLC,

as Secured Party

Schedules and Exhibits

SCHEDULE 1	Description of Membership Interests
SCHEDULE 2	Names, Etc. of Pledgor
SCHEDULE 3	Changes in Circumstances of Pledgor

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CONSTRUCTION LOAN PLEDGE AGREEMENT (MINONK)

This CONSTRUCTION LOAN PLEDGE AGREEMENT, dated as of [                     , 2012] (the “Effective Date”) (as amended, supplemented, amended and restated or otherwise modified from time to time, this “Agreement”), is made by and among WIND PORTFOLIO HOLDINGS, LLC, a Delaware limited liability company (the “Pledgor”), and GAMESA ENERGY USA, LLC (together with its successors and assigns, the “Lender” or “Secured Party”).

WHEREAS, the Pledgor owns all of the membership and limited liability company interests in Minonk Wind, LLC, a Delaware limited liability company (“Minonk”), which owns an approximately 200 megawatt wind power project in Livingston and Woodford Counties, Illinois, and related assets (the “Project”);

WHEREAS, Lender has made loans to the Minonk to finance, develop and construct the “Project”, and such loans are evidenced by that certain Promissory Note issued by Minonk to Lender and dated as of [            ] (the “Project Note”); and

WHEREAS, Pledgor is granting the security interests hereunder in connection with the repayment of the obligations under the Project Note.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.       Definitions. For purposes of this Agreement, capitalized terms not otherwise defined herein shall have the meanings set forth in the Equity Capital Contribution Agreement defined below. In addition, the following terms shall have the meanings herein specified:

“Bankruptcy Law” means Title 11 of the United States Code, and any other State or federal insolvency, reorganization, moratorium or similar law for the relief of debtors.

“Effective Date” has the meaning set forth in the Preamble.

“Encumbrances” has the meaning set forth in the Equity Capital Contribution Agreement.

“Equity Capital Contribution Agreement” means the Membership Interest Purchase and Equity Capital Contribution Agreement, dated as of March 8, 2012, among the Pledgor, the Secured Party, Wind Portfolio MemberCo, LLC, a Delaware limited liability company, Wind Portfolio SponsorCo, LLC, a Delaware limited liability company (the “Class B Investor”), JPM Capital Corporation, a Delaware corporation (“JPMCC”), Morgan Stanley Wind LLC, a Delaware limited liability company (“MS Wind”), and Gear Wind LLC, a Delaware limited liability company (“MS Gear”, and together with MS Wind and JPMCC, the “Class A Equity Investors”), as the same may be amended and supplemented from time to time.

“Minonk Energy Hedge” has the meaning set forth in the Equity Capital Contribution Agreement.

“Federal Securities Laws” has the meaning specified in Section 10(g) of this Agreement.

“Indemnitees” has the meaning specified in Section 11 of this Agreement.

“LLC Agreement” means the Fourth Amended and Restated Limited Liability Company Agreement of Minonk effective as of January 6, 2012.

“Non-Recourse Parties” has the meaning specified in Section 25 of this Agreement.

“Obligations” shall mean the unpaid principal of the Project Note.

“Operative Documents” shall mean the Minonk Energy Hedge, the MIPSA 1 and the Equity Capital Contribution Agreement.

“Permitted Encumbrances” has its meaning set forth in the Equity Capital Contribution Agreement.

“Pledged Collateral” has the meaning specified in Section 2 of this Agreement.

“Pledgor” has the meaning specified in the Preamble.

“Project Note” has the meaning set forth in the Recitals.

“Secured Party” has the meaning given to such term in the Preamble.

“Trigger Event” means any failure by Minonk to pay, or Pledgor to cause Minonk to pay, its Obligations under the Project Note when due (after expiration of any applicable cure periods).

SECTION 2.       Pledge and Security Interest. The Pledgor hereby pledges and hypothecates to the Secured Party, and hereby grants to the Secured Party a first priority lien on and security interest in and to, all of its presently owned or hereafter acquired right, title and interest in and to the following (collectively, the “Pledged Collateral”):

(a)      all of the membership interests and limited liability company interests in Minonk, including the membership interests described on Schedule 1 hereto (the “Membership Interests”) and all rights and benefits under the LLC Agreement, including, without limitation, (i) all of the Pledgor’s interest in the capital of Minonk, all rights of the Pledgor as its sole member and all rights to receive distributions, cash, instruments and other property from time to time receivable or otherwise distributable in respect of the Membership Interests or pursuant to the LLC Agreement, (ii) all other payments due or to become due to the Pledgor in respect of such Membership Interests or LLC Agreement including

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but not limited to all rights of the Pledgor to receive proceeds of any insurance, indemnity, warranty or guaranty due to or with respect to the Membership Interests or the LLC Agreement, (iii) all claims of the Pledgor for damages arising out of or for breach of or default under the LLC Agreement, (iv) the right of the Pledgor to terminate the LLC Agreement, to perform and exercise consensual or voting rights thereunder, including but not limited to the right, if any, to manage Minonk’s affairs, to make determinations, to exercise any election or option or to give or receive any notice, consent, amendment, waiver or approval, and the right, if any, to compel performance and otherwise exercise all remedies thereunder, and (v) all rights of the Pledgor as the sole member of Minonk, to all property and assets of Minonk (whether real property, inventory, equipment, contract rights, accounts, receivables, general intangibles, securities, instruments, chattel paper, documents, chosen in action or otherwise) and (vi) certificates or instruments evidencing an ownership of Membership Interests in Minonk;

(b)      any indebtedness owed to the Pledgor by Minonk from time to time, including any instruments evidencing or relating to such indebtedness;

(c)      to the extent not included in the foregoing, all proceeds of any and all of the foregoing Pledged Collateral (including, without limitation, proceeds that constitute property of the types described above);

(d)      all certificates, instruments or other documents from time to time evidencing any of the foregoing, and all interest, earnings and other proceeds of any of the foregoing.

The Pledgor agrees that this Agreement, the security interest granted pursuant to this Agreement, and all rights, remedies, powers and privileges provided to the Secured Party under this Agreement are in addition to and not in any way affected or limited by any other security now or at any time held by the Secured Party to secure payment and performance of the Obligations.

SECTION 3.       Security for Obligations. The Pledged Collateral secures the prompt and complete payment and performance when due (whether at stated maturity, by required repayment, acceleration, demand, early termination or otherwise) of all of the Obligations (including the payment of amounts that would become due but for the operation of the provisions of Bankruptcy Law).

SECTION 4.       Representations and Warranties of the Pledgor. The Pledgor represents and warrants as follows as of the Effective Date:

  (a)       Organizational Matters; Enforceability, Etc.    The Pledgor is organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The execution, delivery and performance of this Agreement, and the grant of the security interests pursuant hereto, (a) are within the Pledgor’s powers and have been duly authorized by all necessary corporate or other action, (b) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority or court, except for (i) such

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as have been obtained or made and are in full force and effect and (ii) filings and recordings in respect of the security interests created pursuant hereto, (c) will not violate any law or regulation applicable to Pledgor or the charter, by-laws or other organizational documents of the Pledgor or any order of any Governmental Authority or court binding on the Pledgor or its property, (d) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Pledgor or any of its assets, or give rise to a right thereunder to require any payment to be made by any such person, and (e) except for the security interests created pursuant hereto, will not result in the creation or imposition of any lien, charge or encumbrance on any asset of the Pledgor.

  (b)      This Agreement has been duly executed and delivered by the Pledgor and constitutes, a legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors’ rights, and (b) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

  (c)      It is not is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

  (d)      Title.  The Pledgor is the sole beneficial owner of the Pledged Collateral in which it purports to grant a security interest pursuant to Section 2 and no Encumbrance exists upon the Pledged Collateral (and no right or option to acquire the same exists in favor of any other Person) other than (a) the security interest created or provided for herein, which security interest constitutes a valid first and prior perfected lien on the Pledged Collateral, and (b) the Permitted Encumbrances.

  (e)      Names, Etc.   The full and correct legal name, type of organization, jurisdiction of organization, organizational ID number (if applicable) and mailing address of the Pledgor as of the date hereof are correctly set forth in Schedule 2. Said Schedule 2 also correctly specifies the place of business of the Pledgor or, if the Pledgor has more than one place of business, the location of the chief executive office of the Pledgor.

  (f)      Pledged Membership Interests.    The Membership Interests pledged hereunder constitute 100% of the issued and outstanding Membership Interests of Minonk, all beneficially owned by the Pledgor on the date hereof, whether or not held in the name of the Pledgor.

  (g)      The Membership Interests are issued and outstanding, and none of the Membership Interests are or will be subject to any contractual restriction, or any restriction under the charter, by laws, partnership agreement or other organizational instruments of Minonk, upon the transfer of such Membership Interests (except for any such restriction contained herein or in the Operative Documents, or under such organizational instruments).

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SECTION 5.       Covenants.

The Pledgor agrees that it shall not transfer, sell, assign (by operation of law or otherwise) or otherwise dispose of any of its Pledged Collateral or incur or create any Encumbrance upon or with respect to any of such Pledged Collateral, except for Permitted Encumbrances.

SECTION 6.       Continued Perfection of Security Interest.

(a)      The Pledgor agrees that it will not take any actions or fail to perform any of its duties or obligations under this Agreement so that after giving effect to such action or inaction the Secured Party will not then, or with the passage of time will cease to, have a perfected security interest in any of its Pledged Collateral.

  (b)    The Pledgor shall execute any documents, agreements and instruments, and take all further action that may be required under Law, or that the Secured Party may reasonably request, in order to perfect and protect any pledge or security interest granted or purported to be granted hereby or to enable the Secured Party to exercise and enforce its rights and remedies hereunder with respect to any Pledged Collateral. The Pledgor shall deliver, or cause to be delivered, to the Secured Party all such instruments and documents (including legal opinions and lien searches) as the Secured Party shall reasonably request to evidence compliance with this Section.

  (c)    The Pledgor hereby further authorizes the Secured Party to file one or more financing or continuation statements, and amendments thereto, relative to all or any part of its Pledged Collateral without the signature of the Pledgor where permitted by law. The Secured Party shall promptly provide copies of such filings to the applicable Pledgor. A photocopy or other reproduction of this Agreement or any financing statement covering the Pledged Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.

  (d)    At any time after a Trigger Event has occurred and is continuing, all payments received by the Pledgor under or in connection with the LLC Agreement, the Membership Interests, or otherwise in respect of its Pledged Collateral, payable to the Pledgor under the Project Note, shall be received in trust by the Secured Party for the benefit of the Secured Party, shall be segregated from other funds of the Pledgor and shall be promptly paid over to the Secured Party in the same form as so received (with any necessary endorsement).

SECTION 7.       Rights of the Pledgor. Unless a Trigger Event shall have occurred and be continuing, the Pledgor shall be entitled to exercise any and all voting and other rights with respect to its Pledged Collateral; provided, however, that no vote shall be cast, right exercised or other action taken which could reasonably be expected to have a material adverse effect on its Pledged Collateral. Upon the occurrence and during the continuation of a Trigger Event and the delivery by the Secured Party of a notice of the same to the Pledgor (it being acknowledged and agreed that the Secured Party shall not be required to deliver any such notice if the Pledgor is the subject of a bankruptcy or insolvency proceeding), all voting and other rights of the Pledgor with respect to its Pledged Collateral which the Pledgor would otherwise be entitled to exercise pursuant to the terms of this Agreement, the LLC Agreement or otherwise shall cease, and all such rights shall be vested in the Secured Party, which shall thereupon have the sole right to exercise such rights.

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Unless a Trigger Event shall have occurred and be continuing, the Pledgor shall be entitled to receive, retain and utilize free and clear of this Agreement any and all distributions paid in respect of its Membership Interests in compliance with the terms of the Operative Documents, provided, however, that any and all:

(a)      distributions paid or payable in respect of the Membership Interests (whether paid in cash, securities or other property) in connection with (x) any partial or total liquidation or dissolution of Minonk, (y) any recapitalization or reclassification of the capital of Minonk and (z) any reorganization of Minonk; and

(b)      property (whether cash, securities or other property) paid, payable or otherwise distributed in redemption of, or in exchange for, the property described in clause (a) immediately above,

shall be, and shall be forthwith delivered to the Secured Party to hold, as Pledged Collateral and shall, if received by the Pledgor, be received in trust for the benefit of the Secured Party, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Secured Party in the same form as so received (with any necessary indorsement). At any time after notice of a Trigger Event has been delivered by Secured Party to the Pledgor in connection with a Trigger Event that has occurred and is continuing, all rights of the Pledgor to receive the distributions which it would otherwise be authorized to receive and retain pursuant to the preceding sentence shall cease, and all such rights shall thereupon become vested in the Secured Party which shall thereupon have the sole right to receive and hold as Pledged Collateral such distributions until such Trigger Event ceases to be in effect.

SECTION 8.       Obligations of Pledgor and Rights of Secured Party. Anything herein to the contrary notwithstanding, (a) the Pledgor shall remain liable under the LLC Agreement to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by the Secured Party of any of the rights hereunder shall not release the Pledgor from any of its duties or obligations under the LLC Agreement, and (c) the Secured Party shall not have any obligation or liability under the LLC Agreement by reason of this Agreement, nor shall the Secured Party be obligated to perform any of the obligations or duties of the Pledgor thereunder or to take any action to collect or enforce any claim assigned hereunder, unless the Secured Party has agreed in writing to be so obligated.

If the Pledgor fails to perform any material agreement contained herein, the Secured Party may itself (but shall have no obligation to) perform, or cause performance of, such agreement and the Secured Party shall deliver a prior written notification to the Pledgor of such decision to perform, or cause the performance of, any such agreement. The Secured Party shall exercise reasonable care and act diligently in all such cases, and the reasonable expenses of the Secured Party actually incurred in connection therewith shall be payable by the Pledgor.

The powers conferred on the Secured Party hereunder are solely to protect its interest in the Pledged Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Pledged Collateral in its possession and the accounting for moneys actually received by it hereunder, and the duties set forth in Section 9-207

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of the UCC, the Secured Party shall have no duty as to any Pledged Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Pledged Collateral, unless the Secured Party has agreed in writing to be so obligated. The Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if the Pledged Collateral is accorded treatment substantially equivalent to that which the Secured Party accords its own property of the type of which the Pledged Collateral consists.

SECTION 9.       Other Financing Statements or Control. Except as otherwise permitted under the Operative Documents, the Pledgor shall not (a) file, authorize or permit to be filed, in any jurisdiction, any financing statement or like instrument with respect to any of its Pledged Collateral in which the Secured Party is not named as a secured party other than in connection with Permitted Encumbrances, or (b) cause or permit any Person other than the Secured Party to have “control” (as defined in Section 9-106 of the UCC) over any part of its Pledged Collateral.

SECTION 10.       Remedies of Secured Party. At any time after a Trigger Event occurs and is continuing, the Secured Party has the right to do any or all of the following:

(a)      exercise any and all rights and remedies of the Pledgor under or in connection with the LLC Agreement, the Membership Interests or otherwise in respect of the Pledged Collateral, including, without limitation, any and all rights of the Pledgor to demand or otherwise require payment of any amount under, or performance of any provision of, the LLC Agreement. In addition, the Secured Party may (but shall have no obligation to) cure any default by Pledgor under the LLC Agreement;

(b)      without notice to the Pledgor, transfer to or register in the name of the Secured Party or any of its nominees any or all of the Pledged Collateral;

(c)      declare that all rights of the Pledgor to exercise or refrain from exercising the voting and other consensual rights which it would otherwise be entitled to exercise shall cease, and all such rights shall thereupon become vested in the Secured Party, who shall exercise or refrain from exercising in a reasonable manner such voting and other consensual rights in aid of foreclosure or other enforcement of its security interest in the Pledged Collateral;

(d)      declare that all rights of the Pledgor to receive the distributions which it would otherwise be authorized to receive and retain, shall cease, and all such rights shall thereupon become vested in the Secured Party who shall thereupon have the sole right to receive and hold as Pledged Collateral such distributions. All distributions which are received by the Pledgor contrary to the provisions of this paragraph, shall be received in trust by the Secured Party, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Secured Party as Pledged Collateral in the same form as so received (with any necessary indorsement).

(e)      (i) notify Minonk to make payment and performance due the Pledgor under the LLC Agreement to the Secured Party, (ii) extend the time of payment and

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performance of, or compromise or settle for cash, credit or otherwise, and upon any terms and conditions, the obligations of the Pledgor under the LLC Agreement, (iii) file any claims, commence, maintain, settle or discontinue any actions, suits or other proceedings deemed by the Secured Party in its sole discretion necessary or advisable for the purpose of collecting upon the Pledged Collateral or enforcing the LLC Agreement, and (iv) execute any instrument and do all other things deemed necessary and proper by the Secured Party in its sole discretion to protect and preserve and permit the Secured Party to realize upon the Pledged Collateral and the other rights contemplated thereby.

(f)      exercise in respect of the Pledged Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party upon default under the UCC, and may also, without notice except as required under the UCC or otherwise complying with the law of the relevant jurisdiction or as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, for cash, on credit or for future delivery, and upon such other terms as the Secured Party may deem commercially reasonable. The Pledgor agrees that, to the extent notice of sale shall be required by law, at least ten (10) Banking Days’ written notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(g)      hold all payments made under or in connection with the LLC Agreement, the Membership Interests, or otherwise in respect of the Pledged Collateral and received by the Secured Party, in the discretion of the Secured Party and to the extent permitted by applicable law, as collateral for the Obligations.

(h)      be a purchaser of the Pledged Collateral or any part thereof or any right or interest therein at any public foreclosure sale thereof under Section 9-610 of the UCC and the Secured Party may apply the purchase price to the payment of the Obligations. Any purchaser of all or any part of the Pledged Collateral shall, upon any such purchase, acquire good title to the Pledged Collateral so purchased, free of the Encumbrance created by this Agreement.

(i)      hold the proceeds of any collection, sale or other realization of all or any part of the Pledged Collateral pursuant hereto, and any other cash at the time held by the Secured Party under this Section 10, as Pledged Collateral hereunder and shall be applied by the Secured Party to the Obligations.

(j)      The sale or other disposition by the Secured Party of all or any part of the Pledged Collateral pursuant to this Agreement shall be deemed to relieve Minonk of its obligations under the Project Note to the extent of the proceeds thereof.

As used in this Agreement, “proceeds” of Pledged Collateral means (i) all “proceeds” as defined in Article 9 of the UCC, (ii) payments or distributions made with respect to any Pledged Collateral and (iii) whatever is receivable or received when Pledged Collateral or proceeds are sold, leased, licensed, exchanged, collected or otherwise disposed of, whether such disposition is voluntary or involuntary.

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SECTION 11.      Reserved.

SECTION 12.      Security Interest Absolute.    Without limiting Section 15 of this Agreement, (a) the obligations of the Pledgor under this Agreement shall be absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever, including, without limitation: (i) any change in the time, manner or place of payment of the Obligations or any renewal, extension, amendment or modification of, or addition or supplement to or deletion from or termination of, the Project Note or any other instrument or agreement referred to therein, or any assignment or transfer of any thereof; (ii) any waiver, consent, extension, indulgence or other action or inaction under or in respect of any such instrument or agreement or this Agreement or any exercise or non-exercise of any right, remedy, power or privilege under or in respect of this Agreement, the Project Note; (iii) any furnishing of any additional security to the Secured Party or any acceptance thereof or any sale, exchange, release, surrender or realization of or upon any security by the Secured Party; (iv) any invalidity, irregularity or unenforceability of any Operative Document or of all or any part of the Obligations or of any security therefor; (v) any exchange, release or non-perfection of any other collateral or any release, amendment or waiver of, or consent to any departure from, any guaranty, for all or any of the Obligations; (vi) any judicial or nonjudicial foreclosure or sale of, or other election of remedies with respect to, any interest in real property or other collateral serving as security for all or any part of the Obligations, even though such foreclosure, sale or election of remedies may impair the subrogation rights of Minonk or the Pledgor or may preclude Minonk or the Pledgor from obtaining reimbursement, contribution, indemnification or other recovery from Minonk or the Pledgor and even though Minonk or the Pledgor may or may not, as a result of such foreclosure, sale or election of remedies, be liable for any deficiency; (vii) the election by the Secured Party, in any bankruptcy proceeding of any person, of the application or non-application of Section 1111(b)(2) of the Bankruptcy Law; (viii) any extension of credit or the grant of any Encumbrance under Section 364 of the Bankruptcy Law; (ix) any use of cash collateral under Section 363 of the Bankruptcy Law; (x) any agreement or stipulation with respect to the provision of adequate protection in any bankruptcy proceeding of any person; (xi) the avoidance of any Encumbrance in favor of the Secured Party for any reason; (xii) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against any person, including any discharge of, or bar or stay against collecting, all or any part of the Obligations in or as a result of any such proceeding; or (xiii) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Pledgor, except as otherwise provided herein; and

(b) the Pledgor hereby expressly waives (i) promptness, diligence, presentment, demand for payment or performance and protest; (ii) filing of claims with any court; (iii) any proceeding to enforce any provision of the Project Note; (iv) notice of acceptance of and reliance on this Agreement by the Secured Party; (v) notice of the creation of any Obligations, and (except with respect to any notice required by the Project Note relating to the Obligations) any other notice whatsoever; (vi) any requirement that the Secured Party exhausts any right, power, remedy, proceed or take any other action against the Pledgor under any Operative Document to

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which the Pledgor is a party or any Encumbrance on, or any claim of payment against, any property of the Pledgor or any other agreement or instrument referred to therein, or any other person under any guarantee of, or Encumbrance securing, or claim for payment of, any of the Obligations; (vii) any right to require a proceeding by the Secured Party first against Minonk, whether to marshal any assets or to exhaust any right or take any action against Minonk or any other person or any collateral or otherwise, any diligence in collection or protection for realization upon any Obligations; (viii) any obligation hereunder or any collateral security for any of the foregoing; (ix) any claims of waiver, release, surrender, alteration or compromise; and (x) all other defenses, set-offs counterclaims, recoupments, reductions, limitations, impairments or terminations, whether arising hereunder or otherwise. The Pledgor further waives any requirement that any other person be joined as a party to any proceeding for the enforcement by the Secured Party of any Obligations and the filing of claims by the Secured Party in the event of the receivership or bankruptcy of Minonk or the Pledgor.

SECTION 13.      Amendments; Etc.   This Agreement may be amended, modified, changed, waived, discharged or terminated only by an instrument in writing signed by the Pledgor and the Secured Party.

SECTION 14.      Notices. All notices, requests and other communications provided for herein (including, without limitation, any modifications of, or waivers or consents under, this Agreement) shall be given or made in writing and, except as otherwise required by the provisions of this Agreement, shall be sufficiently given and shall be deemed given when personally delivered or, if mailed by registered or certified mail, postage prepaid, or sent by overnight delivery, telecopy or electronic mail (provided, that if any notice is delivered by means of telecopy or electronic mail, such notice shall only be effective if the recipient confirms via electronic mail or facsimile receipt of such notice to the sender), upon receipt by the addressee, in each case addressed to the parties as follows (or such other address as shall be designated by such party in a written notice to each other party):

If to Pledgor:	Wind Portfolio Holdings, LLC
2845 Bristol Circle
Oakville, Ontario
Canada
L6H 7H7
If to the Secured Party:	Gamesa Energy USA, LLC
Ten Penn Center
1801 Market Street, Suite 2700
Philadelphia, PA 19103
Attn: Chief Development Officer
Phone: 215-665-9810
Facsimile: 215-569-2801

With a copy to:

Gamesa Technology Corporation
2050 Cabot Boulevard West
Langhorne, PA 19047
Attn: General Counsel Phone: 215-710-3100 Facsimile: 215-689-3784

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SECTION 15.      Continuing Assignment; Pledge and Security Interest; Release. This Agreement shall create a continuing pledge, assignment of, hypothecation of and security interest in the Pledged Collateral and shall (i) remain in full force and effect until the payment in full in cash of the Obligations (other than contingent surviving obligations) and (ii) inure to the benefit of, and be enforceable by, the Secured Party and its respective successors, transferees and assigns. Without limiting the generality of the foregoing clause (ii), the Secured Party may assign or otherwise transfer all or any portion of its rights in the Obligations to the extent not prohibited under the Project Note, as applicable, and such assignee shall thereupon become vested with all the benefits in respect thereof granted to the Secured Party herein or otherwise. The security interest granted hereby shall terminate automatically upon the earlier of (i) the full and complete discharge of the Obligations or (ii) the Minonk Project Funding Date and payment of the Project Note. Upon any such termination, the Secured Party will, at its own expense, execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination (including the execution of UCC-3 termination statements and deeds of conveyance). Notwithstanding the foregoing, this Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any amount received by the Secured Party hereunder or pursuant hereto is rescinded or must otherwise be restored or returned by the Secured Party upon any bankruptcy or involuntary proceeding in respect of Minonk or the Pledgor or upon the appointment of any intervenor or conservator of, or the Secured Party or similar official for, Minonk or the Pledgor or any substantial part of Minonk’s or the Pledgor’s assets, or upon the entry of an order by any court avoiding the payment of such amount, or otherwise, all as though such payments had not been made.

SECTION 16.      Independent Obligations. The obligations of the Pledgor under this Agreement are independent of those of Minonk. The Secured Party may bring a separate action against the Pledgor without first proceeding against Minonk or any other person or any other security held by the Collateral Secured Party and without pursuing any other remedy.

SECTION 17.      Subrogation. Notwithstanding any payment or payments made by the Pledgor or the exercise by the Secured Party of any of the remedies provided under this Agreement, until full and complete discharge of Obligations, the Pledgor shall not have any claim (as defined in 11 U.S.C. § 101(5)) of subrogation to any of the rights of the Secured Party against Minonk, the Pledged Collateral or any guaranty held by the Secured Party for the satisfaction of any of the Obligations, nor shall the Pledgor have any claims (as defined in 11 U.S.C. § 101(5)) for reimbursement, indemnity, exoneration or contribution from Minonk in respect of payments made by the Pledgor hereunder. Notwithstanding the foregoing, if any amount shall be paid to the Pledgor on account of such subrogation, reimbursement, indemnity, exoneration or contribution rights at any time, such amount shall be held by the Pledgor in trust for the Secured Party segregated from other funds of the Pledgor, and shall be turned over to the Secured Party in the exact form received by the Pledgor (duly endorsed by the Pledgor to the Secured Party if required) to be applied against the Obligations in such amounts and in such order as the Secured Party may elect.

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SECTION 18.      Severability. If any provision of this Agreement shall be held or deemed to be or shall, in fact, be illegal, inoperative or unenforceable, the same shall not affect any other provision or provisions herein contained or render the same invalid, inoperative or unenforceable to any extent whatsoever.

SECTION 19.      Headings. The headings of the various articles, sections and paragraphs of this Agreement are for convenience of reference only, do not constitute a part hereof and shall not affect the meaning or construction of any provision hereof.

SECTION 20.      GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCEPT TO THE EXTENT THAT THE VALIDITY OR PERFECTION OF THE SECURITY INTEREST HEREUNDER, OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.

SECTION 21.      CONSENT TO JURISDICTION. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE SECURED PARTY AND THE PLEDGOR AGREE THAT ANY LEGAL ACTION OR PROCEEDING BY OR AGAINST THE PLEDGOR OR WITH RESPECT TO OR ARISING OUT OF THIS AGREEMENT OR UNDER THE PROJECT NOTE SHALL BE BROUGHT IN OR REMOVED TO THE COURTS OF THE STATE OF NEW YORK, IN AND FOR THE COUNTY OF NEW YORK, OR OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE SECURED PARTY AND THE PLEDGOR ACCEPTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS. THE SECURED PARTY AND THE PLEDGOR IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED AIRMAIL, POSTAGE PREPAID, TO THE SECURED PARTY OR THE PLEDGOR, AS THE CASE MAY BE, AT ITS RESPECTIVE ADDRESSES FOR NOTICES AS SPECIFIED HEREIN AND THAT SUCH SERVICE SHALL BE EFFECTIVE 5 BANKING DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL AFFECT THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR THE RIGHT OF THE SECURED PARTY TO BRING LEGAL ACTION OR PROCEEDINGS IN ANY OTHER COMPETENT JURISDICTION WHERE APPROPRIATE IN CONNECTION WITH A FORECLOSURE HEREUNDER. THE SECURED PARTY AND THE PLEDGOR HEREBY WAIVES ANY RIGHT TO STAY OR DISMISS ANY ACTION OR PROCEEDING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE PROJECT NOTE BROUGHT BEFORE THE FOREGOING COURTS ON THE BASIS OF FORUM NON-CONVENIENS.

SECTION 22.      WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

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SECTION 23.      Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

SECTION 24.      Entire Agreement. Each of the parties hereto acknowledges and agrees that that this Agreement sets forth completely the agreements among them, supersedes all prior agreements (written or oral) and all oral negotiations and prior writings in respect of the subject matter hereof.

SECTION 25.      Limitation on Recourse. The obligations of the Pledgor hereunder are obligations solely of the Pledgor and shall be satisfied solely from the Pledged Collateral and shall not constitute a debt or obligation of the Pledgor (except to the extent satisfied from the Pledged Collateral), any holder of equity interests in the Pledgor or any Affiliate of the Pledgor or any of their respective officers, directors, employees, shareholders, agents, attorneys or representatives (collectively, the “Non-Recourse Parties”). The Secured Party shall not seek a money judgment or deficiency or personal judgment against any Non-Recourse Party for any of the obligations under this Agreement, and no property or assets of the Non-Recourse Parties (other than the Pledged Collateral) shall be sold, levied upon or otherwise used to satisfy any judgment rendered in connection with any action brought against the Pledgor with respect to this Agreement.

[Signature pages to follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their officers thereunto duly authorized as of the date first above written.

WIND PORTFOLIO HOLDINGS, LLC as Pledgor

By:
Name:
Title:

Signature Page to Pledge Agreement (Minonk)

GAMESA ENERGY USA, LLC as Secured Party

By:
Name:
Title:

Signature Page to Pledge Agreement (Minonk)

SCHEDULE 1

DESCRIPTION OF MEMBERSHIP INTERESTS

Issuer/Minonk:

Minonk Wind, LLC, a Delaware limited liability company

Pledged Ownership Interests:

100% of the Interest in Minonk (as defined in the LLC Agreement) which represents all of the membership interests owned by Pledgor in Minonk. Pledgor is the registered owner of such interests.

SCHEDULE 2

NAMES, ETC. OF PLEDGOR

Name of Pledgor: Wind Portfolio Holdings, LLC, a Delaware limited liability company

Organizational Identification Number:  [                ]

Address:

Ten Penn Center

1801 Market Street, Suite 2700

Philadelphia, PA 19103

Attn:  Chief Development Officer

Phone:  215-665-9810

Facsimile:  215-569-2801

SCHEDULE 3

CHANGES IN CIRCUMSTANCES OF PLEDGOR

None.

[AGREED FORM]

CONSTRUCTION LOAN PLEDGE AGREEMENT (SENATE)

dated as of [                ], 2012

made by

WIND PORTFOLIO HOLDINGS, LLC,

as the Pledgor

to

GAMESA ENERGY USA, LLC,

as Secured Party

Schedules and Exhibits
SCHEDULE 1	Description of Membership Interests
SCHEDULE 2	Names, Etc. of Pledgor
SCHEDULE 3	Changes in Circumstances of Pledgor

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CONSTRUCTION LOAN PLEDGE AGREEMENT (SENATE)

This CONSTRUCTION LOAN PLEDGE AGREEMENT, dated as of [                        , 2012] (the “Effective Date”) (as amended, supplemented, amended and restated or otherwise modified from time to time, this “Agreement”), is made by and among WIND PORTFOLIO HOLDINGS, LLC, a Delaware limited liability company (the “Pledgor”), and GAMESA ENERGY USA, LLC (together with its successors and assigns, the “Lender” or “Secured Party”).

WHEREAS, the Pledgor owns all of the membership and limited liability company interests in Senate Wind, LLC, a Delaware limited liability company (“Senate”), which owns an approximately 150 megawatt wind power project in Jack and Young Counties, Texas, and related assets (the “Project”);

WHEREAS, Lender has made loans to the Senate to finance, develop and construct the “Project”, and such loans are evidenced by that certain Promissory Note issued by Senate to Lender and dated as of [            ] (the “Project Note”); and

WHEREAS, Pledgor is granting the security interests hereunder in connection with the repayment of the obligations under the Project Note.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.       Definitions.For purposes of this Agreement, capitalized terms not otherwise defined herein shall have the meanings set forth in the Equity Capital Contribution Agreement defined below. In addition, the following terms shall have the meanings herein specified:

“Bankruptcy Law” means Title 11 of the United States Code, and any other State or federal insolvency, reorganization, moratorium or similar law for the relief of debtors.

“Effective Date” has the meaning set forth in the Preamble.

“Encumbrances” has the meaning set forth in the Equity Capital Contribution Agreement.

“Equity Capital Contribution Agreement” means the Membership Interest Purchase and Equity Capital Contribution Agreement, dated as of March 8, 2012, among the Pledgor, the Secured Party, Wind Portfolio MemberCo, LLC, a Delaware limited liability company, Wind Portfolio SponsorCo, LLC, a Delaware limited liability company (the “Class B Investor”), JPM Capital Corporation, a Delaware corporation (“JPMCC”), Morgan Stanley Wind LLC, a Delaware limited liability company (“MS Wind”), and Gear Wind LLC, a Delaware limited liability company (“MS Gear”, and together with MS Wind and JPMCC, the “Class A Equity Investors”), as the same may be amended and supplemented from time to time.

“Senate Energy Hedge” has the meaning set forth in the Equity Capital Contribution Agreement.

“Federal Securities Laws” has the meaning specified in Section 10(g) of this Agreement.

“Indemnitees” has the meaning specified in Section 11 of this Agreement.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Senate effective as of [            ], 2012.

“Non-Recourse Parties” has the meaning specified in Section 25 of this Agreement.

“Obligations” shall mean the unpaid principal of the Project Note.

“Operative Documents” shall mean the Senate Energy Hedge, the MIPSA 1 and the Equity Capital Contribution Agreement.

“Permitted Encumbrances” has its meaning set forth in the Equity Capital Contribution Agreement.

“Pledged Collateral” has the meaning specified in Section 2 of this Agreement.

“Pledgor” has the meaning specified in the Preamble.

“Project Note” has the meaning set forth in the Recitals.

“Secured Party” has the meaning given to such term in the Preamble.

“Trigger Event” means any failure by Senate to pay, or Pledgor to cause Senate to pay, its Obligations under the Project Note when due (after expiration of any applicable cure periods).

SECTION 2.       Pledge and Security Interest.The Pledgor hereby pledges and hypothecates to the Secured Party, and hereby grants to the Secured Party a first priority lien on and security interest in and to, all of its presently owned or hereafter acquired right, title and interest in and to the following (collectively, the “Pledged Collateral”):

(a)      all of the membership interests and limited liability company interests in Senate, including the membership interests described on Schedule 1 hereto (the “Membership Interests”) and all rights and benefits under the LLC Agreement, including, without limitation, (i) all of the Pledgor’s interest in the capital of Senate, all rights of the Pledgor as its sole member and all rights to receive distributions, cash, instruments and other property from time to time receivable or otherwise distributable in respect of the Membership Interests or pursuant to the LLC Agreement, (ii) all other payments due or to become due to the Pledgor in respect of such Membership Interests or LLC Agreement including

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but not limited to all rights of the Pledgor to receive proceeds of any insurance, indemnity, warranty or guaranty due to or with respect to the Membership Interests or the LLC Agreement, (iii) all claims of the Pledgor for damages arising out of or for breach of or default under the LLC Agreement, (iv) the right of the Pledgor to terminate the LLC Agreement, to perform and exercise consensual or voting rights thereunder, including but not limited to the right, if any, to manage Senate’s affairs, to make determinations, to exercise any election or option or to give or receive any notice, consent, amendment, waiver or approval, and the right, if any, to compel performance and otherwise exercise all remedies thereunder, and (v) all rights of the Pledgor as the sole member of Senate, to all property and assets of Senate (whether real property, inventory, equipment, contract rights, accounts, receivables, general intangibles, securities, instruments, chattel paper, documents, chosen in action or otherwise) and (vi) certificates or instruments evidencing an ownership of Membership Interests in Senate;

(b)      any indebtedness owed to the Pledgor by Senate from time to time, including any instruments evidencing or relating to such indebtedness;

(c)      to the extent not included in the foregoing, all proceeds of any and all of the foregoing Pledged Collateral (including, without limitation, proceeds that constitute property of the types described above);

(d)      all certificates, instruments or other documents from time to time evidencing any of the foregoing, and all interest, earnings and other proceeds of any of the foregoing.

The Pledgor agrees that this Agreement, the security interest granted pursuant to this Agreement, and all rights, remedies, powers and privileges provided to the Secured Party under this Agreement are in addition to and not in any way affected or limited by any other security now or at any time held by the Secured Party to secure payment and performance of the Obligations.

SECTION 3.       Security for Obligations.The Pledged Collateral secures the prompt and complete payment and performance when due (whether at stated maturity, by required repayment, acceleration, demand, early termination or otherwise) of all of the Obligations (including the payment of amounts that would become due but for the operation of the provisions of Bankruptcy Law).

SECTION 4.       Representations and Warranties of the Pledgor.The Pledgor represents and warrants as follows as of the Effective Date:

(a)      Organizational Matters; Enforceability, Etc.    The Pledgor is organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The execution, delivery and performance of this Agreement, and the grant of the security interests pursuant hereto, (a) are within the Pledgor’s powers and have been duly authorized by all necessary corporate or other action, (b) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority or court, except for (i) such

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as have been obtained or made and are in full force and effect and (ii) filings and recordings in respect of the security interests created pursuant hereto, (c) will not violate any law or regulation applicable to Pledgor or the charter, by-laws or other organizational documents of the Pledgor or any order of any Governmental Authority or court binding on the Pledgor or its property, (d) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Pledgor or any of its assets, or give rise to a right thereunder to require any payment to be made by any such person, and (e) except for the security interests created pursuant hereto, will not result in the creation or imposition of any lien, charge or encumbrance on any asset of the Pledgor.

(b)      This Agreement has been duly executed and delivered by the Pledgor and constitutes, a legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors’ rights, and (b) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)      It is not is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

(d)      Title.  The Pledgor is the sole beneficial owner of the Pledged Collateral in which it purports to grant a security interest pursuant to Section 2 and no Encumbrance exists upon the Pledged Collateral (and no right or option to acquire the same exists in favor of any other Person) other than (a) the security interest created or provided for herein, which security interest constitutes a valid first and prior perfected lien on the Pledged Collateral, and (b) the Permitted Encumbrances.

(e)      Names, Etc.    The full and correct legal name, type of organization, jurisdiction of organization, organizational ID number (if applicable) and mailing address of the Pledgor as of the date hereof are correctly set forth in Schedule 2.    Said Schedule 2 also correctly specifies the place of business of the Pledgor or, if the Pledgor has more than one place of business, the location of the chief executive office of the Pledgor.

(f)      Pledged Membership Interests.    The Membership Interests pledged hereunder constitute 100% of the issued and outstanding Membership Interests of Senate, all beneficially owned by the Pledgor on the date hereof, whether or not held in the name of the Pledgor.

(g)      The Membership Interests are issued and outstanding, and none of the Membership Interests are or will be subject to any contractual restriction, or any restriction under the charter, by laws, partnership agreement or other organizational instruments of Senate, upon the transfer of such Membership Interests (except for any such restriction contained herein or in the Operative Documents, or under such organizational instruments).

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SECTION 5.       Covenants.

The Pledgor agrees that it shall not transfer, sell, assign (by operation of law or otherwise) or otherwise dispose of any of its Pledged Collateral or incur or create any Encumbrance upon or with respect to any of such Pledged Collateral, except for Permitted Encumbrances.

SECTION 6.       Continued Perfection of Security Interest.

(a)      The Pledgor agrees that it will not take any actions or fail to perform any of its duties or obligations under this Agreement so that after giving effect to such action or inaction the Secured Party will not then, or with the passage of time will cease to, have a perfected security interest in any of its Pledged Collateral.

(b)      The Pledgor shall execute any documents, agreements and instruments, and take all further action that may be required under Law, or that the Secured Party may reasonably request, in order to perfect and protect any pledge or security interest granted or purported to be granted hereby or to enable the Secured Party to exercise and enforce its rights and remedies hereunder with respect to any Pledged Collateral. The Pledgor shall deliver, or cause to be delivered, to the Secured Party all such instruments and documents (including legal opinions and lien searches) as the Secured Party shall reasonably request to evidence compliance with this Section.

(c)      The Pledgor hereby further authorizes the Secured Party to file one or more financing or continuation statements, and amendments thereto, relative to all or any part of its Pledged Collateral without the signature of the Pledgor where permitted by law. The Secured Party shall promptly provide copies of such filings to the applicable Pledgor. A photocopy or other reproduction of this Agreement or any financing statement covering the Pledged Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.

(d)       At any time after a Trigger Event has occurred and is continuing, all payments received by the Pledgor under or in connection with the LLC Agreement, the Membership Interests, or otherwise in respect of its Pledged Collateral, payable to the Pledgor under the Project Note, shall be received in trust by the Secured Party for the benefit of the Secured Party, shall be segregated from other funds of the Pledgor and shall be promptly paid over to the Secured Party in the same form as so received (with any necessary endorsement).

SECTION 7.       Rights of the Pledgor.Unless a Trigger Event shall have occurred and be continuing, the Pledgor shall be entitled to exercise any and all voting and other rights with respect to its Pledged Collateral; provided, however, that no vote shall be cast, right exercised or other action taken which could reasonably be expected to have a material adverse effect on its Pledged Collateral. Upon the occurrence and during the continuation of a Trigger Event and the delivery by the Secured Party of a notice of the same to the Pledgor (it being acknowledged and agreed that the Secured Party shall not be required to deliver any such notice if the Pledgor is the subject of a bankruptcy or insolvency proceeding), all voting and other rights of the Pledgor with respect to its Pledged Collateral which the Pledgor would otherwise be entitled to exercise pursuant to the terms of this Agreement, the LLC Agreement or otherwise shall cease, and all such rights shall be vested in the Secured Party, which shall thereupon have the sole right to exercise such rights.

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Unless a Trigger Event shall have occurred and be continuing, the Pledgor shall be entitled to receive, retain and utilize free and clear of this Agreement any and all distributions paid in respect of its Membership Interests in compliance with the terms of the Operative Documents, provided, however, that any and all:

(a)      distributions paid or payable in respect of the Membership Interests (whether paid in cash, securities or other property) in connection with (x) any partial or total liquidation or dissolution of Senate, (y) any recapitalization or reclassification of the capital of Senate and (z) any reorganization of Senate; and

(b)      property (whether cash, securities or other property) paid, payable or otherwise distributed in redemption of, or in exchange for, the property described in clause (a) immediately above,

shall be, and shall be forthwith delivered to the Secured Party to hold, as Pledged Collateral and shall, if received by the Pledgor, be received in trust for the benefit of the Secured Party, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Secured Party in the same form as so received (with any necessary indorsement). At any time after notice of a Trigger Event has been delivered by Secured Party to the Pledgor in connection with a Trigger Event that has occurred and is continuing, all rights of the Pledgor to receive the distributions which it would otherwise be authorized to receive and retain pursuant to the preceding sentence shall cease, and all such rights shall thereupon become vested in the Secured Party which shall thereupon have the sole right to receive and hold as Pledged Collateral such distributions until such Trigger Event ceases to be in effect.

SECTION 8.       Obligations of Pledgor and Rights of Secured Party.Anything herein to the contrary notwithstanding, (a) the Pledgor shall remain liable under the LLC Agreement to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by the Secured Party of any of the rights hereunder shall not release the Pledgor from any of its duties or obligations under the LLC Agreement, and (c) the Secured Party shall not have any obligation or liability under the LLC Agreement by reason of this Agreement, nor shall the Secured Party be obligated to perform any of the obligations or duties of the Pledgor thereunder or to take any action to collect or enforce any claim assigned hereunder, unless the Secured Party has agreed in writing to be so obligated.

If the Pledgor fails to perform any material agreement contained herein, the Secured Party may itself (but shall have no obligation to) perform, or cause performance of, such agreement and the Secured Party shall deliver a prior written notification to the Pledgor of such decision to perform, or cause the performance of, any such agreement. The Secured Party shall exercise reasonable care and act diligently in all such cases, and the reasonable expenses of the Secured Party actually incurred in connection therewith shall be payable by the Pledgor.

The powers conferred on the Secured Party hereunder are solely to protect its interest in the Pledged Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Pledged Collateral in its possession and the accounting for moneys actually received by it hereunder, and the duties set forth in Section 9-207

6

of the UCC, the Secured Party shall have no duty as to any Pledged Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Pledged Collateral, unless the Secured Party has agreed in writing to be so obligated. The Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if the Pledged Collateral is accorded treatment substantially equivalent to that which the Secured Party accords its own property of the type of which the Pledged Collateral consists.

SECTION 9.       Other Financing Statements or Control.Except as otherwise permitted under the Operative Documents, the Pledgor shall not (a) file, authorize or permit to be filed, in any jurisdiction, any financing statement or like instrument with respect to any of its Pledged Collateral in which the Secured Party is not named as a secured party other than in connection with Permitted Encumbrances, or (b) cause or permit any Person other than the Secured Party to have “control” (as defined in Section 9-106 of the UCC) over any part of its Pledged Collateral.

SECTION 10.     Remedies of Secured Party.At any time after a Trigger Event occurs and is continuing, the Secured Party has the right to do any or all of the following:

(a)      exercise any and all rights and remedies of the Pledgor under or in connection with the LLC Agreement, the Membership Interests or otherwise in respect of the Pledged Collateral, including, without limitation, any and all rights of the Pledgor to demand or otherwise require payment of any amount under, or performance of any provision of, the LLC Agreement. In addition, the Secured Party may (but shall have no obligation to) cure any default by Pledgor under the LLC Agreement;

(b)      without notice to the Pledgor, transfer to or register in the name of the Secured Party or any of its nominees any or all of the Pledged Collateral;

(c)      declare that all rights of the Pledgor to exercise or refrain from exercising the voting and other consensual rights which it would otherwise be entitled to exercise shall cease, and all such rights shall thereupon become vested in the Secured Party, who shall exercise or refrain from exercising in a reasonable manner such voting and other consensual rights in aid of foreclosure or other enforcement of its security interest in the Pledged Collateral;

(d)      declare that all rights of the Pledgor to receive the distributions which it would otherwise be authorized to receive and retain, shall cease, and all such rights shall thereupon become vested in the Secured Party who shall thereupon have the sole right to receive and hold as Pledged Collateral such distributions. All distributions which are received by the Pledgor contrary to the provisions of this paragraph, shall be received in trust by the Secured Party, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Secured Party as Pledged Collateral in the same form as so received (with any necessary indorsement).

(e)      (i) notify Senate to make payment and performance due the Pledgor under the LLC Agreement to the Secured Party, (ii) extend the time of payment and

7

performance of, or compromise or settle for cash, credit or otherwise, and upon any terms and conditions, the obligations of the Pledgor under the LLC Agreement, (iii) file any claims, commence, maintain, settle or discontinue any actions, suits or other proceedings deemed by the Secured Party in its sole discretion necessary or advisable for the purpose of collecting upon the Pledged Collateral or enforcing the LLC Agreement, and (iv) execute any instrument and do all other things deemed necessary and proper by the Secured Party in its sole discretion to protect and preserve and permit the Secured Party to realize upon the Pledged Collateral and the other rights contemplated thereby.

(f)      exercise in respect of the Pledged Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party upon default under the UCC, and may also, without notice except as required under the UCC or otherwise complying with the law of the relevant jurisdiction or as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, for cash, on credit or for future delivery, and upon such other terms as the Secured Party may deem commercially reasonable. The Pledgor agrees that, to the extent notice of sale shall be required by law, at least ten (10) Banking Days’ written notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(g)      hold all payments made under or in connection with the LLC Agreement, the Membership Interests, or otherwise in respect of the Pledged Collateral and received by the Secured Party, in the discretion of the Secured Party and to the extent permitted by applicable law, as collateral for the Obligations.

(h)      be a purchaser of the Pledged Collateral or any part thereof or any right or interest therein at any public foreclosure sale thereof under Section 9-610 of the UCC and the Secured Party may apply the purchase price to the payment of the Obligations. Any purchaser of all or any part of the Pledged Collateral shall, upon any such purchase, acquire good title to the Pledged Collateral so purchased, free of the Encumbrance created by this Agreement.

(i)      hold the proceeds of any collection, sale or other realization of all or any part of the Pledged Collateral pursuant hereto, and any other cash at the time held by the Secured Party under this Section 10, as Pledged Collateral hereunder and shall be applied by the Secured Party to the Obligations.

(j)      The sale or other disposition by the Secured Party of all or any part of the Pledged Collateral pursuant to this Agreement shall be deemed to relieve Senate of its obligations under the Project Note to the extent of the proceeds thereof.

As used in this Agreement, “proceeds” of Pledged Collateral means (i) all “proceeds” as defined in Article 9 of the UCC, (ii) payments or distributions made with respect to any Pledged Collateral and (iii) whatever is receivable or received when Pledged Collateral or proceeds are sold, leased, licensed, exchanged, collected or otherwise disposed of, whether such disposition is voluntary or involuntary.

8

SECTION 11.      Reserved.

SECTION 12.      Security Interest Absolute.Without limiting Section 15 of this Agreement, (a) the obligations of the Pledgor under this Agreement shall be absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever, including, without limitation: (i) any change in the time, manner or place of payment of the Obligations or any renewal, extension, amendment or modification of, or addition or supplement to or deletion from or termination of, the Project Note or any other instrument or agreement referred to therein, or any assignment or transfer of any thereof; (ii) any waiver, consent, extension, indulgence or other action or inaction under or in respect of any such instrument or agreement or this Agreement or any exercise or non-exercise of any right, remedy, power or privilege under or in respect of this Agreement, the Project Note; (iii) any furnishing of any additional security to the Secured Party or any acceptance thereof or any sale, exchange, release, surrender or realization of or upon any security by the Secured Party; (iv) any invalidity, irregularity or unenforceability of any Operative Document or of all or any part of the Obligations or of any security therefor; (v) any exchange, release or non-perfection of any other collateral or any release, amendment or waiver of, or consent to any departure from, any guaranty, for all or any of the Obligations; (vi) any judicial or nonjudicial foreclosure or sale of, or other election of remedies with respect to, any interest in real property or other collateral serving as security for all or any part of the Obligations, even though such foreclosure, sale or election of remedies may impair the subrogation rights of Senate or the Pledgor or may preclude Senate or the Pledgor from obtaining reimbursement, contribution, indemnification or other recovery from Senate or the Pledgor and even though Senate or the Pledgor may or may not, as a result of such foreclosure, sale or election of remedies, be liable for any deficiency; (vii) the election by the Secured Party, in any bankruptcy proceeding of any person, of the application or non-application of Section 1111(b)(2) of the Bankruptcy Law; (viii) any extension of credit or the grant of any Encumbrance under Section 364 of the Bankruptcy Law; (ix) any use of cash collateral under Section 363 of the Bankruptcy Law; (x) any agreement or stipulation with respect to the provision of adequate protection in any bankruptcy proceeding of any person; (xi) the avoidance of any Encumbrance in favor of the Secured Party for any reason; (xii) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against any person, including any discharge of, or bar or stay against collecting, all or any part of the Obligations in or as a result of any such proceeding; or (xiii) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Pledgor, except as otherwise provided herein; and

(b) the Pledgor hereby expressly waives (i) promptness, diligence, presentment, demand for payment or performance and protest; (ii) filing of claims with any court; (iii) any proceeding to enforce any provision of the Project Note; (iv) notice of acceptance of and reliance on this Agreement by the Secured Party; (v) notice of the creation of any Obligations, and (except with respect to any notice required by the Project Note relating to the Obligations) any other notice whatsoever; (vi) any requirement that the Secured Party exhausts any right, power, remedy, proceed or take any other action against the Pledgor under any Operative Document to

9

which the Pledgor is a party or any Encumbrance on, or any claim of payment against, any property of the Pledgor or any other agreement or instrument referred to therein, or any other person under any guarantee of, or Encumbrance securing, or claim for payment of, any of the Obligations; (vii) any right to require a proceeding by the Secured Party first against Senate, whether to marshal any assets or to exhaust any right or take any action against Senate or any other person or any collateral or otherwise, any diligence in collection or protection for realization upon any Obligations; (viii) any obligation hereunder or any collateral security for any of the foregoing; (ix) any claims of waiver, release, surrender, alteration or compromise; and (x) all other defenses, set-offs counterclaims, recoupments, reductions, limitations, impairments or terminations, whether arising hereunder or otherwise. The Pledgor further waives any requirement that any other person be joined as a party to any proceeding for the enforcement by the Secured Party of any Obligations and the filing of claims by the Secured Party in the event of the receivership or bankruptcy of Senate or the Pledgor.

SECTION 13.      Amendments; Etc.    This Agreement may be amended, modified, changed, waived, discharged or terminated only by an instrument in writing signed by the Pledgor and the Secured Party.

SECTION 14.      Notices.All notices, requests and other communications provided for herein (including, without limitation, any modifications of, or waivers or consents under, this Agreement) shall be given or made in writing and, except as otherwise required by the provisions of this Agreement, shall be sufficiently given and shall be deemed given when personally delivered or, if mailed by registered or certified mail, postage prepaid, or sent by overnight delivery, telecopy or electronic mail (provided, that if any notice is delivered by means of telecopy or electronic mail, such notice shall only be effective if the recipient confirms via electronic mail or facsimile receipt of such notice to the sender), upon receipt by the addressee, in each case addressed to the parties as follows (or such other address as shall be designated by such party in a written notice to each other party):

If to Pledgor:	Wind Portfolio Holdings, LLC
2845 Bristol Circle
Oakville, Ontario
Canada
L6H 7H7
If to the Secured Party:	Gamesa Energy USA, LLC
Ten Penn Center
1801 Market Street, Suite 2700
Philadelphia, PA 19103
Attn: Chief Development Officer
Phone: 215-665-9810
Facsimile: 215-569-2801
With a copy to:
Gamesa Technology Corporation
2050 Cabot Boulevard West
Langhorne, PA 19047

10

Attn: General Counsel Phone: 215-710-3100 Facsimile: 215-689-3784

SECTION 15.      Continuing Assignment; Pledge and Security Interest; Release.This Agreement shall create a continuing pledge, assignment of, hypothecation of and security interest in the Pledged Collateral and shall (i) remain in full force and effect until the payment in full in cash of the Obligations (other than contingent surviving obligations) and (ii) inure to the benefit of, and be enforceable by, the Secured Party and its respective successors, transferees and assigns. Without limiting the generality of the foregoing clause (ii), the Secured Party may assign or otherwise transfer all or any portion of its rights in the Obligations to the extent not prohibited under the Project Note, as applicable, and such assignee shall thereupon become vested with all the benefits in respect thereof granted to the Secured Party herein or otherwise. The security interest granted hereby shall terminate automatically upon the earlier of (i) the full and complete discharge of the Obligations or (ii) the Senate Project Funding Date and payment of the Project Note. Upon any such termination, the Secured Party will, at its own expense, execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination (including the execution of UCC-3 termination statements and deeds of conveyance). Notwithstanding the foregoing, this Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any amount received by the Secured Party hereunder or pursuant hereto is rescinded or must otherwise be restored or returned by the Secured Party upon any bankruptcy or involuntary proceeding in respect of Senate or the Pledgor or upon the appointment of any intervenor or conservator of, or the Secured Party or similar official for, Senate or the Pledgor or any substantial part of Senate’s or the Pledgor’s assets, or upon the entry of an order by any court avoiding the payment of such amount, or otherwise, all as though such payments had not been made.

SECTION 16.      Independent Obligations.The obligations of the Pledgor under this Agreement are independent of those of Senate. The Secured Party may bring a separate action against the Pledgor without first proceeding against Senate or any other person or any other security held by the Collateral Secured Party and without pursuing any other remedy.

SECTION 17.      Subrogation.Notwithstanding any payment or payments made by the Pledgor or the exercise by the Secured Party of any of the remedies provided under this Agreement, until full and complete discharge of Obligations, the Pledgor shall not have any claim (as defined in 11 U.S.C. § 101(5)) of subrogation to any of the rights of the Secured Party against Senate, the Pledged Collateral or any guaranty held by the Secured Party for the satisfaction of any of the Obligations, nor shall the Pledgor have any claims (as defined in 11 U.S.C. § 101(5)) for reimbursement, indemnity, exoneration or contribution from Senate in respect of payments made by the Pledgor hereunder. Notwithstanding the foregoing, if any amount shall be paid to the Pledgor on account of such subrogation, reimbursement, indemnity, exoneration or contribution rights at any time, such amount shall be held by the Pledgor in trust for the Secured Party segregated from other funds of the Pledgor, and shall be turned over to the Secured Party in the exact form received by the Pledgor (duly endorsed by the Pledgor to the Secured Party if required) to be applied against the Obligations in such amounts and in such order as the Secured Party may elect.

11

SECTION 18.      Severability.If any provision of this Agreement shall be held or deemed to be or shall, in fact, be illegal, inoperative or unenforceable, the same shall not affect any other provision or provisions herein contained or render the same invalid, inoperative or unenforceable to any extent whatsoever.

SECTION 19.      Headings.The headings of the various articles, sections and paragraphs of this Agreement are for convenience of reference only, do not constitute a part hereof and shall not affect the meaning or construction of any provision hereof.

SECTION 20.      GOVERNING LAW.THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCEPT TO THE EXTENT THAT THE VALIDITY OR PERFECTION OF THE SECURITY INTEREST HEREUNDER, OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.

SECTION 21.      CONSENT TO JURISDICTION.TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE SECURED PARTY AND THE PLEDGOR AGREE THAT ANY LEGAL ACTION OR PROCEEDING BY OR AGAINST THE PLEDGOR OR WITH RESPECT TO OR ARISING OUT OF THIS AGREEMENT OR UNDER THE PROJECT NOTE SHALL BE BROUGHT IN OR REMOVED TO THE COURTS OF THE STATE OF NEW YORK, IN AND FOR THE COUNTY OF NEW YORK, OR OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE SECURED PARTY AND THE PLEDGOR ACCEPTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS. THE SECURED PARTY AND THE PLEDGOR IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED AIRMAIL, POSTAGE PREPAID, TO THE SECURED PARTY OR THE PLEDGOR, AS THE CASE MAY BE, AT ITS RESPECTIVE ADDRESSES FOR NOTICES AS SPECIFIED HEREIN AND THAT SUCH SERVICE SHALL BE EFFECTIVE 5 BANKING DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL AFFECT THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR THE RIGHT OF THE SECURED PARTY TO BRING LEGAL ACTION OR PROCEEDINGS IN ANY OTHER COMPETENT JURISDICTION WHERE APPROPRIATE IN CONNECTION WITH A FORECLOSURE HEREUNDER. THE SECURED PARTY AND THE PLEDGOR HEREBY WAIVES ANY RIGHT TO STAY OR DISMISS ANY ACTION OR PROCEEDING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE PROJECT NOTE BROUGHT BEFORE THE FOREGOING COURTS ON THE BASIS OF FORUM NON-CONVENIENS.

SECTION 22.      WAIVER OF JURY TRIAL.EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12

SECTION 23.      Execution in Counterparts.This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

SECTION 24.      Entire Agreement.Each of the parties hereto acknowledges and agrees that that this Agreement sets forth completely the agreements among them, supersedes all prior agreements (written or oral) and all oral negotiations and prior writings in respect of the subject matter hereof.

SECTION 25.      Limitation on Recourse.The obligations of the Pledgor hereunder are obligations solely of the Pledgor and shall be satisfied solely from the Pledged Collateral and shall not constitute a debt or obligation of the Pledgor (except to the extent satisfied from the Pledged Collateral), any holder of equity interests in the Pledgor or any Affiliate of the Pledgor or any of their respective officers, directors, employees, shareholders, agents, attorneys or representatives (collectively, the “Non-Recourse Parties”). The Secured Party shall not seek a money judgment or deficiency or personal judgment against any Non-Recourse Party for any of the obligations under this Agreement, and no property or assets of the Non-Recourse Parties (other than the Pledged Collateral) shall be sold, levied upon or otherwise used to satisfy any judgment rendered in connection with any action brought against the Pledgor with respect to this Agreement.

[Signature pages to follow]

13

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their officers thereunto duly authorized as of the date first above written.

WIND PORTFOLIO HOLDINGS, LLC as Pledgor

By:
Name:
Title:

Signature Page to Pledge Agreement (Senate)

GAMESA ENERGY USA, LLC as Secured Party

By:
Name:
Title:

Signature Page to Pledge Agreement (Senate)

SCHEDULE 1

DESCRIPTION OF MEMBERSHIP INTERESTS

Issuer/Senate:

Senate Wind, LLC, a Delaware limited liability company

Pledged Ownership Interests:

100% of the Interest in Senate (as defined in the LLC Agreement) which represents all of the membership interests owned by Pledgor in Senate. Pledgor is the registered owner of such interests.

SCHEDULE 2

NAMES, ETC. OF PLEDGOR

Name of Pledgor: Wind Portfolio Holdings, LLC, a Delaware limited liability company

Organizational Identification Number:  [                ]

Address:

Ten Penn Center

1801 Market Street, Suite 2700

Philadelphia, PA 19103

Attn:  Chief Development Officer

Phone:  215-665-9810

Facsimile:  215-569-2801

SCHEDULE 3

CHANGES IN CIRCUMSTANCES OF PLEDGOR

None.

EXHIBIT F

ENERGY HEDGE CONFIRMATION (MINONK)

[Omitted]

EXHIBIT G

ENERGY HEDGE CONFIRMATION (SANDY RIDGE)

[Omitted]

EXHIBIT H

ENERGY HEDGE CONFIRMATION (SENATE)

[Omitted]

EXHIBIT I

ENERGY HEDGE PROVIDERS

Bank of America, N.A.

Barclay’s Bank PLC

Citibank, N.A.

Deutsche Bank AG

JPMorgan Chase & Co.

Morgan Stanley

The Goldman Sachs Group, Inc.

EXHIBIT J

TITLE AND SURVEY REQUIREMENTS

Title Insurance Policies.  The Title Company shall deliver, or shall be irrevocably committed to issue the Title Insurance Policies (i) in an amount equal to the fair market value of each applicable Project, (ii) supported by such reinsurance as the Buyer may reasonably require, (iii) including allocation of risk and direct access agreements, (iv) naming the applicable Project Company as the insured, (v) naming the Buyer as an additional insured under the Non-Imputation (Additional Insured) Endorsement (15.1-06/T-26, as applicable, (vi) containing only such exceptions for survey matters as reasonably approved by the Buyer, (vii) containing a modified standard exception for mechanic’s or materialmen’s liens reading substantially as [“Any lien, or right to a lien, for services, labor, or material hereto or hereafter furnished, imposed by law and not shown of the public records from unpaid balances of the turbine supplier, BOP contractor or their subcontractors of any tier due in connection with the Turbine Supply Agreements or the Balance of Plant Contracts”], (viii) deleting all standard preprinted exceptions, (ix) showing good and marketable title to the Sites, free and clear of all defects, claims, liens, encumbrances, security interests, easements, conditions, restrictions and assessments other than those of record which are reasonably acceptable to and approved by the Buyer, and (x) otherwise in form and substance reasonably satisfactory to the Buyer. Prior to the Closing Date, Title Company shall furnish the Buyer with copies of all recorded instruments creating encumbrances proposed to be excepted under the Title Insurance Policies.

The Title Insurance Policies, when issued, shall contain the following (or equivalent) endorsements and such additional coverage and/or other endorsements (unless otherwise waived by the Buyer) as the Buyer may reasonably require with respect to any and all matters affecting title to the Project:

A.With respect to the Pocahontas Project:

1.   Leasehold Owner’s (ALTA 13-06)

2.   Access and Entry and Indirect Access and Entry (as applicable) (ALTA 17-06)

3.   Contiguity (as applicable) (ALTA 19-06)

4.   Owner’s Comprehensive (Restrictions, Encroachments, Minerals - ALTA 9-06)

5.   STG Gap Coverage Endorsement 1

6.   Exercise of Surface Rights (CLTA 100.23-06)

7.   Easement – Damage or Forced Removal (ALTA 28-06)

8.   Commercial Environmental Protection Lien (ALTA 8.2-06)

9.   Leasehold Improvements (as applicable) (CLTA 107.5-06)

10. Legal Same as Survey (ALTA 25-06)

11. Severable Improvements (ALTA 31-06)

12. Multiple Tax Parcel (ALTA 18.1-06)

13. Subdivision (ALTA 26-06)

14. Source Deed

15.  Waiver of Arbitration (via modification to Schedule B)

16.  Zoning-Completed Structure (ALTA 3.1-06)

17.  Non-Imputation - Additional Insured (ALTA 15.1-06)

B.With respect to the Sandy Ridge Project:

1.    Leasehold Owner’s (PA 1130)

2.    Access and Entry and Indirect Access and Entry (as applicable) (PA 1201)

3.    Contiguity (as applicable) (PA 1250)

4.    Owner’s Comprehensive (“Improved Land”) (PA 1032)

5.    General Endorsement (PA 1070) covering

    -            Leasehold Improvements

    -            Exercise of Surface Rights

    -            Waiver of Arbitration

6.    Easement - Damage or Forced Removal (PA 1311)

7.    Legal Same as Survey (PA 301) or (PA 1271)

8.    Severable Improvements (ALTA 31-06)

9.    Multiple Tax Parcel (PA 1240)

10.  Source Deed

11.  Non-Imputation - Additional Insured (15.1 -06)(PA 1170)

C.With respect to the Minonk Project:

1.    Leasehold Owner’s (ALTA 13-06)

2.    Access and Entry (ALTA 17-06)

3.    Contiguity (ALTA 19-06)

4.    Owner’s Comprehensive (Restrictions, Encroachments, Minerals – Improved Land)(ALTA 9-06)

5.    Exercise of Surface Rights (CLTA 100.23-06)

6.    Commercial Environmental Protection Lien (ALTA 8.2.06)

7.    Legal Same as Survey (ALTA 25-06)

8.    Location (ALTA 22.06)

9.    Severable Improvements (ALTA 31-06)

10.  Multiple Tax Parcel (ALTA 18.1-06)

11.  Subdivision (ALTA 26.06)

12.  Zoning (ALTA 3.1-06)

13.  Non-Imputation - Additional Insured (15.1-06)

D.With respect to the Senate Project:

1.    Leasehold Owner’s (T-4)

2.    Access Endorsement (as applicable) (T-23)

3.    Contiguity (as applicable) (T-25.1)

4.    Mineral Rights (as applicable) (T-19.1) or (T-19.2)

5.    Waiver of Arbitration

6.    Non-Imputation - Additional Insured (T-24)

7.    Co-Insurance Endorsement (T-48)

The insured legal descriptions of the Title Insurance Policies must match the legal descriptions of the corresponding insured instrument and the updated ALTA/ACSM Survey. All appurtenant easements shall be included in the insured legal descriptions. Any exception for unpaid taxes and/or assessments shall include the phrase “not yet due and payable.” If the Title Insurance Policies are being issued through an agent of the Title Company, the Title Company must provide to the Buyer an acceptable form of insured closing letter covering that agent.

ALTA/ACSM Land Title Surveys.

The Buyer shall have received a current as-built survey for each of the Sites, meeting the 2011 Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys, with certification to the Buyer, their successors and assigns, by a licensed surveyor in the Project state. The Survey shall depict the following “Table A” items: 1 (limited to Section corners), 3, 4, 6(b), 7(b)(1)(only as to Project buildings, if any), 8, 11(b)(Note: wires and cables observed from aerial photos only), 13, 16, 17, 18, 20(a), and 21. The survey shall also be certified to the Title Company insuring title in the transaction, shall be satisfactory to the Title Company and the Buyer, shall refer to a Proforma Owner’s Title Insurance Policy acceptable to the Buyer and consistent with the Title Insurance Policy to be issued in accordance with the above requirements by number and effective date, and shall list every recorded exception appearing in such Proforma Owner’s Title Policy, with a note stating whether the exception affects the property, and if so whether the exception is plottable. If the exception is plottable, it must be plotted on the survey. If the exception is not plottable, state “not plottable” and the reason (i.e. blanket in nature, does not affect property; illegible legal description; affects property – but not a survey matter). Any appurtenant easement which is plottable must also be plotted on the survey.

EXHIBIT K

SPONSOR LLC AGREEMENT

[See Attached]

[Final Draft]

AMENDED AND RESTATED

OPERATING AGREEMENT

OF

WIND PORTFOLIO SPONSORCO, LLC

The Interests referred to in this Operating Agreement have not been registered under the Securities Act of 1933 or any other securities laws, and such Interests may not be transferred without appropriate registration or the availability of an exemption from such registration requirements.

i

5.16	Contracts with Members, Managers, or Their Affiliates	33
5.17	Other Business Ventures	33
5.18	Incomplete Project Managing Member	33
5.19	Applicable Capacity Transactions	35
ARTICLE VI - ACCOUNTING AND BANK ACCOUNTS		36
6.1	Fiscal Year	36
6.2	Books and Records	36
6.3	Tax Returns; Financial Statements; Operating Reports	36
6.4	Tax Returns and Elections; Tax Matters Member	36
6.5	Section 754 Election	37
6.6	Bank Accounts	37
ARTICLE VII - TRANSFERS OF INTERESTS AND EVENTS OF WITHDRAWAL		37
7.1	General Restrictions	37
7.2	Permitted Transfers	38
7.3	Substitute Members	39
7.4	Effect of Admission as a Substitute Member	39
7.5	Additional Members and Interests	39
7.6	Redemption of Interests	40
7.7	Withdrawal	40
7.8	Sale-Purchase Rights	40
7.9	Capacity Payment Interest	42
7.10	Algonquin Put Right	42
ARTICLE VIII - DISSOLUTION AND TERMINATION		47
8.1	Events Causing Dissolution	47
8.2	Effect of Dissolution	47
8.3	Application of Proceeds	47
ARTICLE IX - MISCELLANEOUS		47
9.1	Title to the Property	47
9.2	Nature of Interest in the Company	47
9.3	Organizational Expenses	47
9.4	Notices	48
9.5	Waiver of Default	48
9.6	No Third Party Rights	48
9.7	Entire Agreement	48
9.8	Confidentiality	48
9.9	Amendments to this Agreement	49
9.10	Severability	49
9.11	Binding Agreement	49
9.12	Headings	49
9.13	Counterparts	49
9.14	Governing Law	49
9.15	Remedies	49

SCHEDULE A

AMENDED AND RESTATED OPERATING AGREEMENT

OF

WIND PORTFOLIO SPONSORCO, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this “Agreement”) is made and entered into this      day of                   , 2012 by and among the persons set forth on Schedule A attached hereto.

RECITALS:

WHEREAS, Wind Portfolio Sponsorco, LLC (the “Company”) has been formed as a limited liability company under the Delaware Limited Liability Company Act for the purposes of owning Class B Member Interests in Wind Portfolio Holdings, LLC, a Delaware limited liability company (“Holdings”);

WHEREAS, the Company has been governed by an Operating Agreement dated December 1, 2011 (the “Original Operating Agreement”);

WHEREAS, pursuant to the First Amended Limited Liability Company Agreement of Holdings, by and between the Company and Wind Portfolio Memberco, LLC, a Delaware limited liability company (“MemberCo”) and the Assignment and Assumption of Membership Interests, both dated as of January 6, 2012, between Gamesa, the Company and MemberCo, Gamesa assigned 50% of the membership interests in Holdings to the Company and 50% of the membership interests in Holdings to MemberCo.

WHEREAS, pursuant to the 51% Amended and Restated Membership Interest Purchase and Sale Agreement dated as of March [    ], 2012 (“MIPSA 1”), on the date hereof Algonquin has purchased a 51% Interest in the Company from Gamesa;

WHEREAS, [pursuant to one or more additional membership interest purchase and sale agreements (“MIPSA 2”), Gamesa may agree to sell up to a 49% Interest in the Company;]1

WHEREAS, concurrently herewith, pursuant to the Membership Interest Purchase & Equity Capital Contribution Agreement among the Class A Equity Investors, the Company, Gamesa, MemberCo and Holdings, dated as of March [    ], 2012 (the “ECCA”), (i) the Class A Equity Investors will purchase from MemberCo its membership interest in Holdings which will be converted into the “the Class A Interests” in Holdings, and (ii) the membership interests in Holdings held by the Company will convert into membership interests specified as “Class B Interests” in Holdings, pursuant to the Second Amended and Restated Operating Agreement of Holdings, dated as of the date hereof (the “Holdings LLCA”).

1 If MIPSA 2 is executed prior to execution of this agreement, appropriate changes will be made, subject to approval of Algonquin (acting reasonably), to reflect the transaction consummated or contemplated to be consummated thereby. No such changes shall impact Algonquin’s rights or economics.

WHEREAS, Algonquin and Gamesa desire to amend and restate the Original Operating Agreement to account for the foregoing transactions and the parties hereto do hereby adopt this Agreement as the amended and restated operating agreement of the Company.

AGREEMENT:

In consideration of the premises and the mutual agreements contained herein, the parties hereto agree as follows:

ARTICLE I - DEFINITIONS

1.1    Terms Defined Herein.   As used herein, the following terms shall have the following meanings, unless the context otherwise specifies:

“Act” means the Delaware Limited Liability Company Act, as amended from time to time.

“Additional Contribution” has the meaning set forth in Section 3.2(a) of this Agreement.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) increased for any amounts such Member is unconditionally obligated to restore and the amount of such Member’s share of Company Minimum Gain and Member Minimum Gain after taking into account any changes during such year; and (ii) reduced by the items described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with, the Person in question and any officer of the Person in question or Person performing a similar function for the Person in question. As used in this definition of “Affiliate,” the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Additional Contribution” has the meaning set forth in Section 3.2(a) of this Agreement.

“Aggregate New Capital Percentage Interest” has the meaning set forth in Section 3.2(a) of this Agreement.

“Aggregate Undistributed Applicable Capacity Payment”, computed as of immediately prior to any distribution, means the aggregate Class B Net Applicable Capacity Payments, less all distributions made to the Capacity Payment Member pursuant to Section 4.1(a)(i) of the Agreement. The Aggregate Undistributed Applicable Capacity shall be reset to zero every July 1 and January 1.

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“Aggregate Undistributed Class B EBITDA”, computed as of immediately prior to any distribution, means the aggregate Class B EBITDA, less all distributions made to the Members pursuant to Section 4.1(a)(ii) of the Agreement. The Aggregate Undistributed Class B EBITDA shall be reset to zero every July 1 and January 1.

“Agreement” means this Amended and Restated Operating Agreement of the Company, as amended from time to time.

“Algonquin” means Algonquin Power Fund (America) Inc.

“Algonquin Indemnitees” has the meaning set forth in Section 7.10(g) of this Agreement.

“Ancillary Service Capacity” means all types of capacity products intended to meet reliability requirements, including, without limitation, responsive reserve services, non-spinning reserve services, replacement reserve services, out of merit capacity services, black start services and reliability must run capacity services.

“Applicable Capacity” means (a) Capacity of the Senate Project for the period of fifteen (15) years commencing on the Funding Date for Senate under the ECCA; and (b) Capacity of the Pocahontas Project for a period of ten (10) years commencing on the Funding Date for Pocahontas under the ECCA.

“Applicable Capacity Payments” means gross receipts from the sale of (a) Applicable Capacity by Senate within the ERCOT region; or (b) Applicable Capacity by Pocahontas within the MISO. In ERCOT, Applicable Capacity Payments include credits received by Senate for RUC Capacity and Ancillary Service Capacity, or similar, or successor products for capacity administered by ERCOT or traded in the bilateral markets. In MISO, Applicable Capacity Payments include payments received by Pocahontas in the MISO Voluntary Capacity Auction, or in a Bilateral Capacity Transaction, or any similar or successor products for capacity administered by MISO or traded in the bilateral markets. For the avoidance of doubt, Bilateral Capacity Transaction includes the sale of Capacity in the periodic procurement process run by the Illinois Power Agency and Ameren Illinois Company, to procure MISO capacity. Notwithstanding the foregoing, and regardless of whether payments for energy and Capacity are otherwise separately determinable, Applicable Capacity Payments for purposes of this Agreement shall be deemed only to include that amount of the gross receipts from the sale of Applicable Capacity that represents a net monetary increase in the aggregate receipts received by a Project Company over that which would have been received by such Project Company absent a market for such Applicable Capacity. To the extent that receipts from the sale of Applicable Capacity diminish receipts that otherwise would have been received by the applicable Project Company absent a market for such Applicable Capacity, the amount by which such other receipts are diminished shall not be considered Applicable Capacity Payments hereunder.

“Applicable Capacity Payment Receipts” means with respect to each monthly distribution of Available Cash, the lesser of (a) the Aggregate Undistributed Applicable Capacity Payment or (b) the product of (i) the Available Cash being distributed at such time, multiplied by (ii) the ratio of (A) the Aggregate Undistributed Applicable Capacity Payment, divided by (B)

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the sum of the Aggregate Undistributed Applicable Capacity Payment and the Aggregate Undistributed Class B EBITDA. The Aggregate Undistributed Applicable Capacity Payment and the Aggregate Undistributed Class B EBITDA utilized in computing the Applicable Capacity Payment Receipts shall be the balances of such amounts as determined as of the last day of the preceding month end.

“Applicable Class B Percentage” means, with respect to any particular distribution amount and source thereof (including Capacity Payments, RECs, and other amounts), and for any particular period of time, the percentage of such distribution amount that, during such time, is distributable to the Class B Member pursuant to the Holdings LLC Agreement (it being understood that the percentages under the Holdings LLC Agreement for such Capacity Payments, RECs, and other amounts may be different).

“Authorized Representative” has the meaning set forth in Section 9.8 of this Agreement.

“Available Cash” means the aggregate amount of cash on hand or in bank, money market or similar accounts of the Company as of the end of each calendar month derived from any source (other than Capital Contributions and Liquidation Proceeds) that the Management Committee reasonably determines is available for distribution to the Members after taking into account any amount required or appropriate to maintain a reasonable amount of Reserves.

“Bankrupt” means, with respect to any Person: (a) that such Person (i) files in any court pursuant to any statute of the United States or of any state a voluntary petition in bankruptcy or insolvency, (ii) files a petition or answer seeking for such Person a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law or the appointment of a receiver or a trustee of all or a material portion of such Person’s assets, (iii) makes a general assignment for the benefit of creditors, (iv) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described in subclauses (i) through (iv) of this clause (a), (vi) admits in writing its inability to pay its debts as they fall due, or (vii) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of any material portion of its assets; or (b) a petition in bankruptcy or insolvency, or a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law has been commenced against such Person, and sixty (60) days have expired without dismissal thereof or with respect to which, without such Person’s consent or acquiescence, a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person’s properties has been appointed and sixty (60) days have expired without the appointment’s having been vacated or stayed, or sixty (60) days have expired after the date of expiration of a stay, if the appointment has not previously been vacated; or (c) except to the extent permitted under Article VII, if a Member, the whole or any material portion of such Person’s Interest is levied or attached, and such levy or attachment is not released or discharged within sixty (60) days.

“Bilateral Capacity Transaction” means unit specific bilateral Capacity contracts for a specified amount of Capacity from a specific generating unit or units.

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“Buyer Project Funding Closing” has the meaning set forth in MIPSA 1.

“Buy-Sell Buyer” has the meaning set forth in Section 7.8(d) of this Agreement.

“Buy-Sell Closing” has the meaning set forth in Section 7.8(d) of this Agreement.

“Capacity” means the capability of a Project to generate a specific amount of electrical energy at a given point in time.

“Capacity Payment” has the meaning set forth in the Holdings LLC Agreement

“Capacity Payment Interest” mean the Interest of Gamesa (or an assignee) hereunder with respect to a 0% Percentage Interest together with the right to receive the Guaranteed Payments and any and all rights relating to the Guaranteed Payments, including, without limitation, the rights and obligations of the Capacity Payment Member under Section 5.19, Section 7.8(e) and Section 7.9.

“Capacity Payment Member” means Gamesa or an assignee of the Capacity Payment Interest pursuant to Section 7.9 of this Agreement.

“Capital Account” means the separate account established and maintained by the Company for each Member and each Transferee pursuant to Section 3.3.

“Capital Contribution” means with respect to a Member the total amount of cash and the agreed upon net Fair Value of property contributed by such Member (or such Member’s predecessor in interest) to the capital of the Company for such Member’s Interest.

“Certificate” means the Certificate of Formation of the Company filed with the Delaware Secretary of State, as amended from time to time.

“Class A Equity Investors” means, collectively, JPM Capital Corporation, a Delaware Corporation, Gear Wind LLC, a Delaware limited liability company, and Morgan Stanley Wind LLC, a Delaware limited liability company.

“Class A Interests” has the meaning given to such term in the Holdings LLC Agreement.

“Class A Member” has the meaning given to such term in the Holdings LLC Agreement.

“Class B EBITDA” means, for a given period, the sum of (a) the product of the Applicable Class B Percentage times Operational EBITDA for such period, plus (b) the product of the Applicable Class B Percentage times the REC/Capacity Payments for such period.

“Class B Net Applicable Capacity Payments” means, for a given period, an amount equal to (a) the product of (i) the Applicable Class B Percentage times (ii) the Applicable Capacity Payments for such period, minus (b) the Incremental Applicable Capacity Expense for such period.

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“Code” means the Internal Revenue Code of 1986, as amended from time to time, or the corresponding provisions of future laws.

“Company” means Wind Portfolio Sponsorco, LLC, a Delaware limited liability company.

“Company Minimum Gain” shall have the same meaning as partnership minimum gain set forth in Treasury Regulation § 1.704-2(d)(1). Company Minimum Gain shall be determined, first, by computing for each Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability and, then, aggregating the separately computed gains. For purposes of computing gain, the Company shall use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3 hereof. In any taxable year in which a Revaluation occurs, the net increase or decrease in Company Minimum Gain for such taxable year shall be determined by: (1) calculating the net decrease or increase in Company Minimum Gain using the current year’s book value and the prior year’s amount of Company Minimum Gain, and (2) adding back any decrease in Company Minimum Gain arising solely from the Revaluation.

“Compelled Sale” has the meaning set forth in Section 7.8(a) of this Agreement.

“Credits” means all tax credits allowed by the Code with respect to activities of the Company or the Property.

“Default” means any failure of a Member to make all or a portion of any capital contribution called for pursuant to Section 3.2.

“Distributions” means any distributions by the Company to the Members of Available Cash or Liquidation Proceeds or other amounts (other than Guaranteed Payments).

“EBITDA” means earnings before income taxes, depreciation and amortization.

“ECCA” has the meaning given to such term in the Recitals of this Agreement.

“Energy Hedge” has the meaning given to such term in MIPSA 1.

[“Energy Holdings I” means a Delaware limited liability company to be formed by DeveloperCo prior to the First Funding Date and to be named Energy Holdings I LLC.]

“ERCOT” means the Electric Reliability Council of Texas, Inc., or any successor entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exempt Wholesale Generator” means an “exempt wholesale generator” under Section 1262 of PUHCA and the implementing regulations of FERC, at 18 C.F.R. §§ 366.1 and 366.7 (2009).

“Expenses” has the meaning set forth in Section 7.10(b) of this Agreement.

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“Fair Value” of an asset means its fair market value as reasonably determined in good faith by Super-Majority of the Management Committee.

“FERC” means the United States Federal Energy Regulatory Commission.

“Fixed Tax Assumptions” has the meaning given to such term in the Holdings LLC Agreement.

“Funding Date” has the meaning given to such term in the ECCA.

“Funding Date Base Case Model” has the meaning given to such term in the Holdings LLC Agreement.

“GAAP” means generally accepted accounting principles in the United States of America consistently applied.

“Gamesa” means Gamesa Energy USA, LLC, a Delaware limited liability company.

“Gamesa Parent Guarantee” means the guaranty dated as of March 8, 2012, made by Gamesa Corporación Tecnológica, S.A. in favor of Algonquin pursuant to MIPSA 1.

“Guaranteed Payments” means any payments to Gamesa or any successor Capacity Payment Member pursuant to Section 4.1(a)(i) or 4.2(c) of this Agreement.

“High Bonus Percentage” has the meaning set forth in Section 6.4(b) of this Agreement.

“Holdings” has the meaning set forth in the Recitals of this Agreement.

“Holdings LLC Agreement” means the Second Amended and Restated Operating Agreement of Holdings, as modified, amended and/or restated.

“Income” and “Loss” mean, respectively, for each fiscal year or other period, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Code § 703(a), except that for this purpose (i) all items of income, gain, deduction or loss required to be separately stated by Code § 703(a)(1) shall be included in taxable income or loss; (ii) tax exempt income shall be added to taxable income or loss; (iii) any expenditures described in Code § 705(a)(2)(B) (or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss shall be subtracted; and (iv) taxable income or loss shall be adjusted to reflect any item of income or loss specifically allocated in Article IV.

“Incomplete Project” has the meaning set forth in Section 5.18(a) of this Agreement.

“Incomplete Project Managing Member” has the meaning set forth in Section 5.18(a) of this Agreement.

“Incremental Applicable Capacity Expense” means, for a given period, all incremental expense incurred with respect to the Applicable Capacity Payments during such period, excluding general operating expenses incurred by the Project Company that do not relate to the Applicable Capacity Payments.

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“Indemnification Agreement” means the Indemnification Agreement dated as of the date hereof among the Company, Algonquin, Gamesa and Gamesa Corporación Technológica, S.A.

“Interest” refers to all of a Member’s rights and interests in the Company in such Member’s capacity as a Member, all as provided in the Certificate, this Agreement and the Act, including, without limitation, the Member’s interest in the capital, income, gain, deductions, losses, and credits of the Company.

“Liquidation Proceeds” means all Property at the time of liquidation of the Company and all proceeds thereof.

“Lower Bonus Percentage Election” has the meaning set forth in Section 6.4(b) of this Agreement.

“Majority in Interest” means any Member or group of Members holding an aggregate of more than fifty percent (50%) of the Percentage Interests held by all Members.

“Management Committee” means the five (5) Managers appointed or elected as Managers in accordance with Article V of this Agreement.

“Manager” means the Persons appointed or elected as managers of the Company in accordance with Article V of this Agreement.

“Member” means each Person executing this Agreement and each Person who is subsequently admitted to the Company pursuant to Article VII of this Agreement.

“MemberCo” has the meaning set forth in the Recitals hereto.

“Member Minimum Gain” has the same meaning as partner nonrecourse debt minimum gain as set forth in Treasury Regulation § 1.704-2(i)(3). With respect to each Member Nonrecourse Debt, Member Minimum Gain shall be determined by computing for each Member Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability. For purposes of computing gain, the Company shall use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3 of this Agreement. In any taxable year in which a Revaluation occurs, the net increase or decrease in Member Minimum Gain for such taxable year shall be determined by: (1) calculating the net decrease or increase in Member Minimum Gain using the current year’s book value and the prior year’s amount of Member Minimum Gain, and (2) adding back any decrease in Member Minimum Gain arising solely from the Revaluation.

“Member Nonrecourse Debt” has the same meaning as partner nonrecourse debt set forth in Treasury Regulation § 1.704-2(b)(4).

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“Member Nonrecourse Deductions” has the same meaning as partner nonrecourse deductions set forth in Treasury Regulation § 1.704-2(i)(2). Generally, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a fiscal year equals the net increase during the year in the amount of the Member Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(i)) reduced (but not below zero) by the aggregate distributions made during the year of proceeds of Member Nonrecourse Debt and allocable to the increase in Member Minimum Gain determined according to the provisions of Treasury Regulation § 1.704-2(i).

“Minimum Gain Chargeback Requirement” has the meaning set forth in Section 4.5(b).

“Minonk” means Minonk Wind, LLC, a Delaware limited liability company.

“Minonk Project” has the meaning given to such term in the ECCA.

“MIPSA 1” has the meaning set forth in the Recitals of this Agreement.

“MIPSA 2” has the meaning set forth in the Recitals of this Agreement.

“MIPSAs” means MIPSA 1 and MIPSA 2.

“MISO” means Midwest Independent Transmission System Operator, Inc., or its successor entity.

“MISO Voluntary Capacity Auction” means voluntary auctions of Capacity on the MISO system.

“Moody’s” means Moody’s Investors Service, or its successor entity.

“Net Applicable Capacity Payments” means, for a given period, the Applicable Capacity Payments received during such period, less all Incremental Applicable Capacity Expense incurred during such period.

“Non-Completion Distribution Event” has the meaning given to such term in the ECCA.

“Non-Completion Payment Amount” has the meaning given to such term in the ECCA.

“Non-Contributing Member” has the meaning set forth in Section 3.2(a) of this Agreement.

“Nonrecourse Debt” means a Company liability with respect to which no Member bears the economic risk of loss as determined under Treasury Regulation §§ 1.752-1(a)(2) and 1.752-2.

“Nonrecourse Deductions” has the same meaning as nonrecourse deductions set forth in Treasury Regulation § 1.704-2(c). Generally, the amount of Nonrecourse Deductions for a fiscal year equals the net increase in the amount of Company Minimum Gain (determined in

9

accordance with Treasury Regulation § 1.704-2(d)) during such year reduced (but not below zero) by the aggregate distributions made during the year of proceeds of a Nonrecourse Debt that are allocable to the increase in Company Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(c) and (h).

“Notice” has the meaning set forth in Section 9.4.

“O&M Agreement” has the meaning set forth in the ECCA.

“Operational EBITDA” means, for a given period, an amount equal to Holdings consolidated EBITDA (including the EBITDA of each Project Company) for such period, minus the sum of (a) the Net Applicable Capacity Payments for such period and (b) the REC/Capacity Payments for such period.

“Original Operating Agreement” has the meaning set forth in the Recitals of this Agreement.

“Percentage Interest”, of each Member, shall be as set forth on Schedule A attached hereto, as adjusted from time to time as required or permitted by the provisions of this Agreement.

“Permitted Indebtedness” has the meaning given to such term in the ECCA.

“Permitted Investments” means: (a) direct obligations of the United States of America (including obligations issued or held in book-entry form on the books of the Department of the Treasury of the United States of America) or obligations the timely payment of the principal of and interest on which are fully guaranteed by the United States of America; (b) interest-bearing demand or time deposits (including certificates of deposit) which are either (i) insured by the Federal Deposit Insurance Corporation, or (ii) held in banks and savings and loan associations, having general obligations rated at least “AA” or equivalent by S&P or Moody’s, or if not so rated, secured at all times, in the manner and to the extent provided by law, by collateral security described in clauses (a) or (b) of this definition, of a market value of no less than the amount of moneys so invested; (c) obligations of any state of the United States or any agency or instrumentality of any of the foregoing which are rated at least “AA” by S&P or at least “Aa” by Moody’s; or (d) any other investments agreed to by a Super-Majority of the Management Committee.

“Permitted Remedial Loan” has the meaning given to such term in the Holdings LLC Agreement.

“Person” means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

“Pocahontas” means Pocahontas Prairie Wind, LLC, a Delaware limited liability company.

“Portfolio Obligations” has the meaning set forth in Section 7.10(f) of this Agreement.

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“Preemptive Purchase” has the meaning set forth in Section 7.8(c) of this Agreement.

“Projects” has the meaning given to such term in the Holdings LLC Agreement.

“Project Company” means any of the following companies: (i) Minonk Wind, LLC; (ii) Pocahontas Prairie Wind, LLC; (iii) Sandy Ridge Wind, LLC; or (iv) Senate Wind, LLC.

“Project Documents” has the meaning given to such term in the Holdings LLC Agreement.

“Projects Administration Agreement” means that certain Projects Administration Agreement to be entered into by and between Holdings and the Project Administrator thereunder prior to the first Funding Date under the ECCA.

“Property” means all properties and assets that the Company may own or otherwise have an interest in from time to time.

“Purchase Notice” has the meaning set forth in Section 7.8(c) of this Agreement.

“Purchase Right” has the meaning set forth in Section 7.8(c) of this Agreement.

“Put Closing” has the meaning set forth in Section 7.10(c) of this Agreement.

“Put Closing Date” has the meaning set forth in Section 7.10(c) of this Agreement.

“Put Notice” has the meaning set forth in Section 7.10(a) of this Agreement.

“Put Purchase Price” has the meaning set forth in Section 7.10(b) of this Agreement.

“Put Right” has the meaning set forth in Section 7.10(a) of this Agreement.

“RECs” has the meaning set forth in the Holdings LLC Agreement

“REC/Capacity Payments” means, for a given period, the sum of (a) all payments received during such period for RECs, and (b) all Capacity Payments, other than Applicable Capacity Payments, received during such period.

“Required Approvals” has the meaning set forth in Section 7.10(d) of this Agreement.

“Reserves” means amounts set aside from time to time by the Management Committee pursuant to Section 4.9 of this Agreement.

“Revaluation” means the occurrence of any event described in clause (x), (y) or (z) of Section 3.3 of this Agreement in which the book basis of Property is adjusted to its Fair Value.

“RUC Capacity” means reliability unit commitment Capacity.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies, Inc., or its successor.

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“Sale Notice” has the meaning set forth in Section 7.8(b) of this Agreement.

“Section 7.10 Loss” has the meaning set forth in Section 7.10(g) of this Agreement.

“Sell Right” has the meaning set forth in Section 7.8(a) of this Agreement.

“Senate” means Senate Wind, LLC, a Delaware limited liability company.

“Senate Project” has the meaning given to such term in the ECCA.

“Substitute Member” has the meaning set forth in Section 7.3 of this Agreement.

“Super-Majority of the Management Committee” means the approval of four (4) of the Managers serving on the Management Committee.

“Tax Matters Member” means the Person designated pursuant to Section 6.4 to represent the Company in matters before the Internal Revenue Service.

“Third Party” has the meaning set forth in Section 7.8(a) of this Agreement.

“Transaction Documents” has the meaning given to such term in MIPSA 1.

“Transfer” means (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber (including, without limitation, by way of a transfer of more than 50% of the voting or other securities of a Member and to the extent the transferee is a special purpose entity that does not own any significant assets other than its indirect interest in the Member, any indirect transfer of such membership interest in the Company), (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise and (iii) solely for purposes of Section 7.2(a)(ii), any event (other than a transfer under clause (i) or (ii)) that constitutes a transfer of membership interest in the Company as a result of the application of US federal income tax law. Notwithstanding the foregoing, a transfer of the voting securities of any Person that are publicly traded on any exchange shall not constitute a Transfer of any Interests hereunder.

“Transferee” has the meaning set forth in Section 7.2 of this Agreement.

“Transferor” has the meaning set forth in Section 7.2 of this Agreement.

“Treasury Regulations” means the regulations promulgated by the Treasury Department with respect to the Code, as such regulations are amended from time to time, or the corresponding provisions of future regulations.

1.2    Other Definitional Provisions.

(a)    As used in this Agreement, accounting terms not defined in this Agreement, and accounting terms partly defined to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles.

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(b)    The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified.

(c)    Words of the masculine gender shall be deemed to include the feminine or neuter genders, and vice versa, where applicable. Words of the singular number shall be deemed to include the plural number, and vice versa, where applicable.

ARTICLE II - BUSINESS PURPOSES AND OFFICES

2.1    Name; Business Purpose. The name of the Company shall be as stated in the Certificate. The Company is formed for the business purpose of owing, managing and administering the Project Companies and their Projects, either directly or through one or more other Persons, including but not limited to Holdings, and shall not be deemed to create any agreement among the Members with respect to any other activities whatsoever other than the activities within such business purpose.

2.2    Powers. In addition to the powers and privileges conferred upon the Company by law and those incidental thereto, the Company shall have the same powers as a natural person to do all things necessary or convenient to carry out its business and affairs.

2.3    Principal Office. The principal office of the Company shall be located at such place as the Management Committee may determine from time to time.

2.4    Registered Office and Registered Agent. The location of the registered office and the name of the registered agent of the Company in the State of Delaware shall be as stated in the Certificate. The registered office and registered agent of the Company in the State of Delaware may be changed, from time to time, by the Management Committee.

2.5    Liability of Members. No Member or Manager, solely by reason of being a Member or Manager, or both, shall be liable, under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other Member, Manager, agent, or employee of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing liability on the Members or Managers for the debts, obligations, or liabilities of the Company.

2.6    Member Representations and Covenants. Each Member hereby represents and warrants to the Company and to each other Member that: (a) in the case of a Member who is not a natural person, that the Member is duly organized, validly existing, and in good standing under the law of its state of organization and that it has the requisite power and authority to execute this Agreement and to perform its obligations hereunder; and (b) the Member acknowledges that the Interests have not been registered under the Securities Act of 1933 or any state securities laws, and such Member’s Interest may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements. Each Member hereby

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agrees and covenants to take such action as may be necessary to be taken by such Member, as a Member of the Company, to approve and effect the transactions contemplated under the ECCA and MIPSA 1, upon satisfaction of the conditions thereto.

ARTICLE III - CAPITAL CONTRIBUTIONS AND LOANS

3.1    Capital Contributions.

(a)    Each Member has made contributions to the capital of the Company as set forth in the books and records of the Company. Each Member is hereby granted the Percentage Interest set forth opposite such Member’s name on Schedule A hereto.

(b)    Each Member shall make capital contributions to the Company as and when specified under MIPSA 1 in such amount specified in MIPSA 1.

(c)    If, on any Funding Date after: (i) completion of the contributions required pursuant to subsections (b) of this Section 3.1; (ii) the contribution of such capital to Holdings pursuant to the terms of the ECCA; and (iii) the completion of the contributions of the Class A Members to Holdings called for under the ECCA, there is a shortfall of funds necessary to fully satisfy the application of funds contemplated in Section 2.8 of the ECCA with respect to any Project, then Gamesa agrees to contribute such shortfall amount to the Company and the Company will contribute such amount to Holdings. The obligation set forth in this Section 3.1(c) shall be and remain an obligation of Gamesa regardless of whether Gamesa is a Member of the Company.

(d)   Notwithstanding anything in this Agreement to the contrary, the Members agree that, within thirty (30) days after the Final Closing Date (as such term is defined in MIPSA 1), the Members will reset the capital accounts of the Members so that the aggregate Capital Accounts of all members shall equal the Capital Account of Algonquin (or any successor thereof with respect to the Interest acquired pursuant to MIPSA 1) divided by 51%. The Capital Account balance of the Members shall equal such Member’s Percentage Interest times such aggregate Capital Account balance. Any adjustment in a Members' capital account balance shall be treated as a Revaluation and allocation of Income and Loss on such Revaluation shall be made consistent therewith.

3.2    Additional Capital Contributions.

(a)      The Members recognize that the Company may require capital from time to time to satisfy the capital needs of the Project Companies for the operations and maintenance activities of the Projects and to pay any costs of, expenses and liabilities of the Company, Holdings or the Project Companies relating thereto. In the event that, from time to time, Members holding an aggregate of more than sixty-five percent (65%) of the Percentage Interests of all Members, determine that additional capital contributions are necessary for the foregoing purposes, such Members shall determine, in good faith, (i) the aggregate amount of such additional capital (the “Aggregate Additional Contribution”), and (ii) the aggregate Percentage Interest to be represented by such Aggregate Additional Contribution; provided, that if Members in the aggregate contribute less than the full Aggregate Additional Contribution, the Percentage Interest ascribed to the amount so contributed made will be reduced in like proportion (the “Aggregate New Capital Percentage Interest”).

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Upon the direction of such Members, the Management Committee shall, by written notice, call for any such additional contributions to be made by the Members to the capital of the Company. Within ten (10) days following such notice, each Member shall contribute, in cash, to the capital of the Company an amount (the “Additional Contribution”) equal to such Member’s Percentage Interest multiplied by the Aggregate Additional Contribution to be made by the Members. If any Member (collectively, the “Non-Contributing Members”) fails to make, or cause to be made on its behalf, all or any portion of its Additional Contribution required hereunder then each Member that is not a Non-Contributing Member may elect to make an additional capital contribution in respect of such shortfall in an amount up to such Member’s Percentage Interest (determined without regard to the Non-Contributing Members) of such shortfall. If any Member elects not to make the full amount of the additional capital contribution to which it is entitled in accordance with the immediately preceding sentence, then any other Member that is not a Non-Contributing Member may elect to make a further capital contribution in an amount up to such Member’s Percentage Interest (determined without regard to the Non-Contributing Members) multiplied by the amount of additional capital contributions not so made. The process set forth in the immediately preceding two sentences shall be repeated until the shortfall has been funded in full or all of the Members have elected not to fund any further amounts.

The Management Committee shall adjust the Percentage Interests of the Members by first reducing the Percentage Interests of all members, pro rata, by the Aggregate New Capital Percentage Interest, and then by adding the Aggregate New Capital Percentage Interest to the Percentage Interests of the contributing Members, in proportion to the relative Additional Contributions made by such contributing Members. The Management Committee shall update Schedule A to this Agreement to reflect such adjustments and provide a copy thereof to each Member. Such updated Schedule A shall, absent manifest errors, be binding on the Members.

(b)      Any determination by the Company to purchase any interest in Holdings from any Class A Members, and any determination with respect to any additional capital contributions necessary therefor (up to the amount of the applicable purchase price for such interest), shall be made solely by the Members, by the affirmative vote or written consent of Members holding in the aggregate more than sixty-five percent (65%) of the Percentage Interests of all Members. Any such additional capital contributions, and any adjustment of Percentage Interests resulting therefrom, shall be governed by Section 3.2(a).

(c)      Notwithstanding any other provision of this Agreement, in the event that the Members fail to approve any such purchase or additional capital contributions therefor, the Members voting to approve such purchase shall be entitled to purchase such interest in Holdings from such Class A Members upon such terms as such Members and Class A Members may agree, in proportion to the relative Percentage Interests of such Members electing to participate in such purchase, and neither the Company nor any other Member shall have any right or interest therein. In such event, the Members participating in such purchase shall have the right to take such actions required to be taken by the Company to exercise any and all rights with respect to, and to effectuate, such purchase. If so requested by the Members participating in such purchase,

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the Members shall cause the Company to take any and all actions necessary to delegate or assign to such participating Members, or to exercise on their behalf, all of the Company’s rights and obligations in respect of such purchase.

3.3    Capital Accounts. A separate Capital Account shall be maintained for each Member and each transferee of a Member. Each Member’s Capital Account shall be (a) increased by (i) the amount of money contributed by such Member, (ii) the Fair Value of property contributed by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752), (iii) allocations to such Member, pursuant to Article IV, of Company income and gain (or items thereof), and (iv) to the extent not already netted out under clause (b)(ii) below, the amount of any Company liabilities assumed by the Member or which are secured by any property distributed to such Member; and (b) decreased by (i) the amount of money distributed to such Member, (ii) the Fair Value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code § 752), (iii) allocations to such Member, pursuant to Article IV, of Company loss and deductions (or items thereof), and (iv) to the extent not already netted out under clause (a)(ii) above, the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

In the event any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred interest and the Capital Account of each transferee shall be increased and decreased in the manner set forth above.

In the event of (x) an additional capital contribution by an existing or an additional Member of more than a de minimis amount that results in a shift in Percentage Interests, (y) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an Interest or a distribution of property other than money or (z) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), the book basis of the Property shall be adjusted to Fair Value and the Capital Accounts of all the Members shall be adjusted simultaneously to reflect the aggregate net adjustment to book basis as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment; provided, however, that the adjustments resulting from clause (x) or (y) above shall be made only if (and to the extent) the Members determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members.

In the event that Property is subject to Code § 704(c) or is revalued on the books of the Company in accordance with the preceding paragraph pursuant to § 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, the Members’ Capital Accounts shall be adjusted in accordance with § 1.704-1(b)(2)(iv)(g) of the Treasury Regulations for allocations to the Members of depreciation, amortization and gain or loss, as computed for book purposes (and not tax purposes) with respect to such Property.

The foregoing provisions of this Section 3.3 and the other provisions of this Agreement relating to the maintenance of capital accounts are intended to comply with Treasury Regulation §§ 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such

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Treasury Regulations. In the event it is determined by the Members that it is prudent or advisable to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with such Treasury Regulations, the Management Committee may cause such modification to be made provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company, and the Management Committee, upon any such determination by the Members, is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

3.4    Capital Withdrawal Rights, Interest and Priority.

  Except as expressly provided in this Agreement, no Member shall be entitled to withdraw or reduce such Member’s Capital Account or to receive any Distributions. No Member shall be entitled to demand or receive any Distribution in any form other than in cash. No Member shall be entitled to receive or be credited with any interest on the balance in such Member’s Capital Account at any time. Except as may be otherwise expressly provided herein, no Member shall have any priority over any other Member as to the return of the balance in such Member’s Capital Account.

3.5    Loans.   While no Member is required to make a loan to the Company, any Member may, subject to Section 5.6(n), make a loan to the Company for the purpose of: (i) permitting the Company to make a Permitted Remedial Loan (and in such case such loan to the Company will be on the same terms and conditions as the Company’s loan to Holdings); (ii) providing the Company with funds necessary to post letters of credit under the Holdings LLC Agreement; (iii) causing a Project or any Project Company to be properly operated and maintained; or (iv) paying and performing the costs, expenses, obligations and liabilities of each of the Company, Holdings, and each Project Company. In the case of the loans described in (ii) through (iv) above, such loans will be in such amounts, at such times and on such terms and conditions as may be approved in good faith by the Management Committee. Loans by any Member to the Company shall not be considered as contributions to the capital of the Company and shall be payable out of Available Cash. Unless approved by a Super-Majority of the Management Committee, there shall be no distributions or payments to the members under Article IV of this Agreement until all loans made under this Section 3.5 shall have been paid on a current basis in accordance with their terms.

ARTICLE IV - ALLOCATIONS, DISTRIBUTIONS AND PAYMENTS

4.1    Non-Liquidation Cash Distributions and Guaranteed Payments.

(a)    Subject to Section 3.5 above, the amount, if any, of Available Cash shall be distributed or paid on the last business day of each calendar month to the Members in accordance with the following:

(i)      to the Capacity Payment Member, in an amount equal to the Applicable Capacity Payment Receipts with respect to such Distribution and such amount shall be treated as a guaranteed payment under Code § 707(c), and

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 (ii)     thereafter, to the Members in accordance with their respective Percentage Interests.

(b)    In the event that funds otherwise distributable to the Company pursuant to the Holdings LLC Agreement are deposited into escrow pursuant to Section 5.4 of the Holdings LLC Agreement, and such funds are subsequently released from escrow and distributed to the Company after the end of the calendar half year in which such funds were deposited into escrow, the Company shall treat its distribution of such funds as a distribution made in the calendar half year in which such funds were deposited into escrow for purposes of determining the portion of such distribution by the Company to be treated as an Applicable Capacity Payment Receipt under Section 4.1(a)(i) above. If the amount relates to multiple periods, the Company shall reasonably allocate such amounts among the various calendar half-years based upon relative contributions to the escrowed funds released to the Company.

Notwithstanding the foregoing, any amounts distributed to the Company pursuant to Section 2.8(a)(iv), 2.8(b)(iv), 2.8(c), or 2.8(e) of the ECCA shall be distributed to Gamesa.

Notwithstanding the foregoing, proceeds from the sale of an Incomplete Project shall be distributed as provided in Section 5.18.

(c)    Notwithstanding the foregoing, any and all payments made to the Company pursuant to Section 2(b) (Cash Sweep Protection) of the Indemnification Agreement in respect of an Investor Claim (as defined therein) shall be distributed to Algonquin or any successor Member thereto until Algonquin and any such successor Member shall have received the full amount of distributions they would have received had no such Investor Claim occurred. Without limiting the foregoing and notwithstanding anything in this Section 4.1 to the contrary, so long as any amounts are due and owing to Algonquin or any successor Member thereto pursuant Section 2(b)(Cash Sweep Protection) of the Indemnification Agreement, prior to making any distribution or payment to Gamesa or any Affiliate thereof pursuant to Section 4.1(a), Available Cash which would have otherwise been distributed to Gamesa or any Affiliate thereof shall instead be distributed to Algonquin or any successor Member thereto and any such payment shall be deemed to have been distributed to Gamesa or such Affiliate and paid to Algonquin or such successor Member.

(d)    Notwithstanding the foregoing, if a letter of credit is posted with, or cash is deposited with, the Investor Parties by or on behalf of one or more but less than all Members in respect of a claim under Section 5.4 of the Holdings LLC Agreement, Available Cash shall be distributed to the Member or Members that shall have provided such letter of credit or cash in accordance with Percentage Interests until all such Member or Members shall have received an amount equal to the aggregate amount of letters of credit and cash posted, before any Available Cash is paid or distributed to the Members that have not posted a letter or credit or deposited such cash with the Investor Parties. For avoidance of doubt, any letter or credit posted or cash deposited with the Investors Parties in respect of an Investor Claim by Gamesa or any Affiliate thereof pursuant to Section 2(b) (Cash Sweep Protection) shall be deemed to have been deposited on behalf of Algonquin or any successor Member first and the balance, if any, shall be deemed posted or deposited on behalf of Gamesa and its Affiliates).

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4.2    Liquidation Distributions.   Liquidation Proceeds shall be distributed in the following order of priority:

(a)   To the payment of debts and liabilities of the Company (including to Members to the extent otherwise permitted by law) and the expenses of liquidation.

(b)   Next, to the setting up of such reserves as the Person required or authorized by law to wind up the Company’s affairs may reasonably deem necessary or appropriate for any disputed, contingent or unforeseen liabilities or obligations of the Company.

(c)   Next, to Gamesa in an amount equal to any remaining Applicable Capacity Payment Receipts and, upon the payment of such amount, such amount shall be treated as a guaranteed payment under Code § 707(c).

(d)   The remainder to the Members in accordance with and to the extent of their respective Capital Account balances after taking into account the allocation of all Income or Loss pursuant to this Agreement for the fiscal year(s) in which the Company is liquidated; provided that proceeds from the sale of an Incomplete Project shall be distributed as provided in Section 5.18.

4.3    Income, Losses and Distributive Shares of Tax Items.  The Company’s Income or Loss, as the case may be, for each fiscal year of the Company, as determined in accordance with such method of accounting as may be adopted for the Company pursuant to Article VI hereof, shall be allocated to the Members for both financial accounting and income tax purposes as set forth in this Article IV, except as otherwise provided for herein or unless all Members agree otherwise.

4.4    Allocation of Income, Loss and Credits.    Income or Loss and Credits for each fiscal year shall be allocated among the Members in accordance with their Percentage Interests. To the extent there is any change in the respective Percentage Interests of the Members during the year, Income, Loss and Credits shall be allocated among the pre-adjustment and post-adjustment periods as provided in Section 4.5(k) below.

4.5    Special Rules Regarding Allocation of Tax Items.  Notwithstanding the foregoing provisions of Article IV, the following special rules shall apply in allocating tax items of the Company:

(a)    § 704(c) and Revaluation Allocations.  In accordance with Code § 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value at the time of contribution. In the event of a Revaluation, subsequent allocations of income, gain, loss and deduction with respect to such property shall take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value immediately after the adjustment in the same manner as under Code § 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations

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shall be made by the Management Committee in a manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.5(a) are solely for income tax purposes and shall not affect, or in any way be taken into account in computing, for book purposes, any Member’s Capital Account or share of Income or Loss, pursuant to any provision of this Agreement.

(b)   Minimum Gain Chargeback.  Notwithstanding any other provision of this Article IV, if there is a net decrease in Company Minimum Gain during a Company taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to that Member’s share of the net decrease in Company Minimum Gain during such year (hereinafter referred to as the “Minimum Gain Chargeback Requirement”). A Member’s share of the net decrease in Company Minimum Gain is the amount of the total decrease multiplied by the Member’s percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member is not subject to the Minimum Gain Chargeback Requirement to the extent: (i) the Member’s share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become partially or wholly recourse debt or a Member Nonrecourse Debt, and the Member bears the economic risk of loss for the newly guaranteed, refinanced or otherwise changed liability; (ii) the Member contributes capital to the Company that is used to repay the Nonrecourse Debt and the Member’s share of the net decrease in Company Minimum Gain results from the repayment; or (iii) the Minimum Gain Chargeback Requirement would cause a distortion and the Commissioner of the Internal Revenue Service waives such requirement.

A Member’s share of Company Minimum Gain shall be computed in accordance with Treasury Regulation § 1.704-2(g) and as of the end of any Company taxable year shall equal: (1) the sum of the Nonrecourse Deductions allocated to that Member up to that time and the distributions made to that Member up to that time of proceeds of a Nonrecourse Debt allocable to an increase of Company Minimum Gain, minus (2) the sum of that Member’s aggregate share of net decrease in Company Minimum Gain plus that Member’s aggregate share of decreases resulting from revaluations of Property subject to Nonrecourse Debts. In addition, a Member’s share of Company Minimum Gain shall be adjusted for the conversion of recourse and Member Nonrecourse Debts into Nonrecourse Debts in accordance with Treasury Regulation § 1.704-2(g)(3). In computing the above, amounts allocated or distributed to the Member’s predecessor in interest shall be taken into account.

(c)    Member Minimum Gain Chargeback.    Notwithstanding any other provision of this Article IV other than Section 4.5(b), if there is a net decrease in Member Minimum Gain during a Company taxable year, each Member who has a share of the Member Minimum Gain (determined under Treasury Regulation § 1.704-2(i)(5) as of the beginning of the year) shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to that Member’s share of the net decrease in Member Minimum Gain. In accordance with Treasury Regulation § 1.704-2(i)(4), a Member is not subject to this Member Minimum Gain Chargeback Requirement to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing or other change in the debt instrument that causes it to be partially or wholly a Nonrecourse Debt. The amount that would otherwise be subject to the Member Minimum Gain Chargeback Requirement is added to the Member’s share of Company Minimum Gain.

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(d)   Qualified Income Offset.    In the event any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), that causes or increases such Member’s Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation under this Section 4.5(d) shall be made if and only to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations under this Article IV have been made.

(e)    Nonrecourse Deductions.  Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Members in proportion to their Percentage Interests.

(f)    Member Nonrecourse Deductions.      Any Member Nonrecourse Deductions shall be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i).

(g)   Curative Allocations.  Any special allocations of items of income, gain, deduction or loss pursuant to Sections 4.5(b), (c), (d), (e), (f) and (g) shall be taken into account in computing subsequent allocations of income and gain pursuant to this Article IV, so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this Article IV shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article IV if such adjustments, allocations or distributions had not occurred. In addition, allocations pursuant to this Section 4.5(g) with respect to Nonrecourse Deductions in Section 4.5(e) and Member Nonrecourse Deductions in Section 4.5(f) shall be deferred to the extent the Members reasonably determine that such allocations are likely to be offset by subsequent allocations of Company Minimum Gain or Member Minimum Gain, respectively.

(h)   Loss Allocation Limitation.  Notwithstanding the other provisions of this Article IV, unless otherwise agreed to by all of the Members, no Member shall be allocated Loss in any taxable year that would cause or increase an Adjusted Capital Account Deficit as of the end of such taxable year.

(i)    Share of Nonrecourse Liabilities.  Solely for purposes of determining a Member’s proportionate share of the “excess nonrecourse liabilities” of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), each Member’s interest in Company profits is equal to such Member’s respective Percentage Interest.

(j)    Compliance with Treasury Regulations.  The foregoing provisions of this Section 4.5 are intended to comply with Treasury Regulation §§ 1.704-1(b), 1.704-2 and 1.752-1 through 1.752-5, and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event it is determined by the Members that it is prudent or advisable to amend this Agreement in order comply with such Treasury Regulations, the Management Committee, upon being so directed by the Members, is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

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(k)   General Allocation Provisions.  Except as otherwise provided in this Agreement, all items that are components of Income or Loss shall be divided among the Members in the same proportions as they share such Income or Loss, as the case may be, for the year. For purposes of determining the Income, Loss or any other items for any period, Income, Loss or any such other items shall be determined on a daily, monthly or other basis, as determined by the Management Committee using any permissible method under Code § 706 and the Treasury Regulations thereunder.

4.6    Withholding of Distributions.   Notwithstanding any other provision of this Agreement, the Management Committee (or any Person required or authorized by law to wind up the Company’s affairs) may suspend, reduce or otherwise restrict Distributions of Available Cash and Liquidation Proceeds when such action is reasonably determined to be in the best interests of the Company; provided, that for avoidance of doubt, that (a) any such suspension, reduction or restriction shall apply proportionally to all Distributions of Available Cash and Liquidation Proceeds (including Guaranteed Payments); and (b) no such action may be taken for the purpose of disadvantaging any Member.

4.7    No Priority.  Except as may be otherwise expressly provided herein, no Member shall have priority over any other Member as to Company capital, income, gain, deductions, loss, credits or distributions.

4.8    Tax Withholding.  Notwithstanding any other provision of this Agreement, the Management Committee is authorized to take any action that it reasonably determines to be necessary or appropriate to cause the Company to comply with any withholding requirements established under any federal, state or local tax law, including, without limitation, withholding on any Distribution or Guaranteed Payment to any Member. For all purposes of this Article IV, any amount withheld on any Distribution or Guaranteed Payment and paid over to the appropriate governmental body shall be treated as if such amount had in fact been distributed or paid to the Member.

4.9    Reserves.  The Management Committee shall have the right to establish, maintain and expend Reserves to provide for working capital, for future maintenance, repair or replacement of the Property, for debt service, for future investments and for such other purposes as the Management Committee may deem reasonably necessary or advisable.

ARTICLE V - MANAGEMENT

5.1    Management.

(a)      The business and affairs of the Company shall be managed by up to five (5) natural persons who shall be referred to as “Managers” and who, acting as a committee, shall constitute the Management Committee. The Managers each shall hold office until such Manager’s successor is duly elected or until such Manager’s earlier death, resignation or removal (as provided below). Managers need not be Members of the Company. Except as expressly

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limited by law, the Certificate or this Agreement, the Property and the business of the Company shall be controlled and managed by the Management Committee. The Management Committee shall have and is vested with all powers and authorities, except as expressly limited by law, the Certificate, or this Agreement, to do or cause to be done any and all lawful things for and on behalf of the Company, to exercise or cause to be exercised any or all of its powers, privileges and franchises, and to seek the effectuation of its objects and purposes.

(b)      In electing Managers, the following process shall be observed: (i) Algonquin (together with its successors in interest, collectively, with regard to a 51% Percentage Interest acquired pursuant to MIPSA 1) shall elect three (3) Managers; and (ii) Gamesa (together with its successors in interest, collectively, with regard to a 49% Percentage Interest) shall elect two (2) Managers; provided, that if Gamesa transfers less than all of its Interests in the Company to one or more Persons pursuant to Article VII, such Transferee(s) shall, to the extent so provided in the assignment agreement or other instrument pursuant to which Gamesa transfers such Interests, be entitled to elect one or both of the Managers which would otherwise be elected by Gamesa, but in no event will Gamesa and all of its successors, in the aggregate, have the right to elect more than two (2) Managers. Vacancies on the Management Committee shall be filled in a manner consistent with the immediately preceding sentence. Managers may be removed only by the Member that elected such Manager. Elections of Managers shall not be required to be held with any regularity and may occur from time to time at the discretion of the Members with the right to appoint the Managers being elected.

(c)      The Management Committee may designate officers and persons to act on behalf of the Company as the Management Committee determines from time to time. Any appointed officer shall serve at the pleasure of the Management Committee and may be removed at the discretion of the Management Committee. In addition, the Management Committee may from time to time create various Company committees, with such rights and duties as determined by the Management Committee.

5.2      Meetings of the Management Committee; Place of Meetings.  Meetings of the Management Committee shall not be required to be held on any regular frequency. Meetings of the Management Committee may be held for any purpose or purposes, unless otherwise prohibited by law or by the Certificate, and may be called by any two (2) Managers upon five (5) days’ written notice to the Managers. All meetings of the Management Committee shall be held at the principal office of the Company or at such other place as shall be designated from time to time by the Management Committee and stated in the notice of the meeting or in a duly executed waiver of the notice thereof. Managers may participate in a meeting of the Management Committee by means of conference telephone or similar communications equipment whereby all Managers participating in the meeting can hear each other and participation in a meeting in this manner shall constitute presence in person at the meeting. The Company shall reimburse the Managers for reasonable out-of-pocket expenses incurred by such Managers in connection with attendance of Management Committee meetings.

5.3      Quorum; Voting Requirement.  The presence in person of three (3) Managers shall constitute a quorum for the transaction of business by the Management Committee. Each Manager will have one (1) vote. The affirmative vote of at least three (3) Managers shall constitute a valid decision of the Management Committee, except where a larger vote is required by the Act, the Certificate or this Agreement.

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5.4    Action Without a Meeting.  Any action that is required to be or may be taken by the Management Committee may be taken without a meeting if consents in writing, setting forth the action so taken, are signed by the number of Managers necessary to approve such action; provided, that if less than all Managers approve such action, each Manager shall be entitled to receive the written notice of such requested action it would have been entitled to receive under this Agreement had such action been taken at a meeting of the Managers. The consents shall have the same force and effect as a vote at a meeting duly held.

5.5    Compensation of Managers.  The Managers shall not receive any compensation for their services as such, unless approved by a Super-Majority of the Management Committee. Nothing herein contained shall be construed to preclude any Manager from serving the Company in any other capacity and receiving compensation therefor.

5.6    Actions Requiring Approval by a Super-Majority of the Management Committee.  Notwithstanding any other provisions of this Agreement or otherwise applicable law, the written approval of a Super-Majority of the Management Committee must be received in order for the Company to act in connection with the following or to authorize or permit Holdings to act in connection with the following:

(a)    Do any act in contravention of or breach its obligations under this Agreement, the Holdings LLC Agreement or the organizational documents of the Company or Holdings or the Transaction Documents;

(b)   Cause the Company or Holdings to be treated other than as a partnership for United States federal income tax purposes (including by electing under Treasury Regulation Section 301.7701-3 to be classified as an association), or cause Energy Holdings I or any Project Company to be treated as anything other than a disregarded entity;

(c)    Cause the Company, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company, to permit (A) possession of property of the Company, Holdings or any Project Company, as applicable, by any Member or Class A Member or (B) the assignment, transfer, encumbrance or pledge of rights of the Company, Holdings, Energy Holdings I, or any Project Company in specific property of the Company, Holdings, Energy Holdings I, or such Project Company for other than a Company, Holdings or a Project Company purpose, as applicable, or other than for the benefit of the Company, Holdings, Energy Holdings I, or such Project Company, as applicable;

(d)   Cause any Project Company to cease to be an Exempt Wholesale Generator as such term is defined under Section 1262 of the Public Utility Holding Company Act of 2005 and the regulations thereunder;

(e)    Amend the Certificate, or the Delaware certificates of formation of Holdings, Energy Holdings I, or any Project Company;

(f)    Cause the Company, or cause the Company to cause Holdings, Energy

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Holdings I, or any Project Company, to take or omit to take any action that is intended to result in a material breach or an event of default, or that is intended to permit or result in the acceleration of any obligation or termination of any right, under any Key Project Document (as such term is defined in the Holdings LLC Agreement);

(g)   Make, or cause the Company, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company, to make, any advance payments of compensation or other consideration to any member of the Company, Holdings, Energy Holdings I, or any Project Company or any Affiliates of a member of the Company, Holdings, Energy Holdings I, or the Project Company (provided, however, that no such approval shall be required for any payments between any Project Company, Energy Holdings I, and Holdings, or by Holdings to the Company);

(h)   Cause the Company, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company, to commingle the assets of the Company, Holdings, Energy Holdings I, or any Project Company with the assets of any other entity or invest any funds of the Company, Holdings, Energy Holdings I, or any Project Company in any investments other than Permitted Investments;

(i)    Admit any additional Member of the Company except as permitted under Section 7.3 of this Agreement, (ii) cause or permit any additional member to be admitted to Holdings (except as permitted by the applicable transfer provisions of the Holdings LLC Agreement), Energy Holdings I, or any Project Company, or (iii) otherwise issue or permit the issuance of, any securities in the Company, Holdings, Energy Holdings I, or any Project Company;

(j)    Cause the Company, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company, to convert to a general partnership or other entity or otherwise change its legal form, recapitalize, liquidate, wind-up or dissolve (other than in accordance with the terms of this Agreement);

(k)   Cause, authorize or permit the Company, or cause, authorize or permit the Company to cause, authorize or permit Holdings, Energy Holdings I, or any Project Company, to be deemed Bankrupt as such term is defined in this Agreement;

(l)    Cause the Company, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company, to make any distribution to any Member, except as specified in this Agreement, or to any Class A Member, except as specified in the Holdings LLC Agreement;

(m)  Cause the Company to repurchase, redeem or convert any membership interests in, or other securities of, the Company, except pursuant to Article VII of this Agreement, or cause the Company to cause Holdings to repurchase, redeem or convert any membership interest in, or other securities of Holdings, except as permitted in accordance with Article IX of the Holdings LLC Agreement;

(n)   Cause the Company to borrow, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company to borrow, any money in the name or on behalf of

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the Company, Holdings or any Project Company in excess of $20,000,000 or execute and issue promissory notes and other negotiable or non-negotiable instruments and evidences of indebtedness in excess of $20,000,000, except the Management Committee may (i) prior to the applicable Funding Date for Senate or Minonk, cause the Company to cause Minonk or Senate, as applicable, to borrow money from Gamesa or an Affiliate thereof for the construction of the Project it owns provided such construction loan shall be repaid on or prior to the applicable Funding Date for Minonk or Senate, (ii) cause the Company to cause the Project Companies to maintain the tracking account under the Energy Hedge to which it is or is to be a party or (iii) cause the Company to borrow, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company to borrow, money in the name and on behalf of the Company, Holdings, Energy Holdings I, or any Project Company in such amounts as the Management Committee shall reasonably determine are necessary to preserve, protect the Company’s, Holdings’ or a Project Company’s assets in the case of an emergency situation in accordance with the procedures set forth in the applicable O&M Agreement;

(o)   Mortgage, pledge, assign in trust or otherwise encumber, or cause the Company, Holdings, Energy Holdings I, or any Project Company to mortgage, pledge, assign in trust or otherwise encumber, any Company, Holdings, Energy Holdings I, or any Project Company property, or to assign, or cause the Company, Holdings, Energy Holdings I, or any Project Company to assign, any monies owing or to be owing to the Company, Holdings, Energy Holdings I, or any Project Company except: (1) to secure the payment of any borrowing permitted hereunder (other than pursuant to Section 3.5 of this Agreement), (2) for customary liens contained in or arising under any operating agreements and similar contracts executed by or binding on the Company, Holdings, Energy Holdings I, or any Project Company in accordance with the terms hereof with respect to amounts not yet due or not yet delinquent (or, if delinquent, that are being contested by the Company in good faith and for which adequate reserves have been set aside in accordance with GAAP), (3) for statutory liens for amounts not yet due or not yet delinquent (or, if delinquent, that are being contested by the Company, Holdings, Energy Holdings I, or the applicable Project Company in good faith and for which adequate reserves have been set aside in accordance with GAAP), or (4) with respect to hedge transactions for energy, capacity, and RECs with respect to electricity produced by the Projects; provided that in no event shall the Management Committee mortgage, pledge, assign in trust or otherwise encumber the Company’s right to receive capital contributions from the Members, if any;

(p)   Guarantee, or cause the Company, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company, to guarantee, in the name or on behalf of the Company, Holdings, Energy Holdings I, or any Project Company the payment of money or the performance of any contract or other obligation of any Person except (i) for responsibilities customarily assumed under operating agreements considered standard in the industry, or (ii) with respect to hedge transactions for energy, capacity, and RECs with respect to electricity produced by the Projects;

(q)   Cause the Company to enter into, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company to enter into, (i) any material amendment to any Energy Hedge or (ii) any new contract for the sale of, or any physical or financial swap, hedge, or similar transaction in respect of, Capacity, electricity produced by any Project, RECs or other attributes relating thereto, in each case having as term in excess of one year;

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(r)    Except for the initial entry into the Project Documents as contemplated by the Holdings LLC Agreement, MIPSA 1 and/or the ECCA, cause the Company to enter into, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company to enter into, any amendment to any Project Documents which is with any Member or an Affiliate of any Member or any new or replacement Project Documents with any Member or any Affiliate of any Member other than as permitted under Section 5.16;

(s)    Sell, lease, transfer, assign or distribute, or cause Holdings, Energy Holdings I, or any Project Company to sell, lease, transfer, assign or distribute (i) Energy Holdings I or any Project Company, or (ii) any asset or related group of assets with a fair market value in excess of $1,000,000 in one or a related series of transactions; except for (A) the distribution by Holdings of any Incomplete Project to the Company and the sale of the Incomplete Project by the Company pursuant to Section 5.18 hereof; (B) the sale of electricity, Capacity, renewable energy credits (which shall be governed by clause (q) above); or (C) as otherwise required pursuant to the Project Documents;

(t)    Cause the Company to engage in any business or activity that is not within the purpose of the Company, as set forth in Section 2.1 of this Agreement, or to change such purpose, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company to engage in any business or activity that is not within the purpose of the Holdings LLC Agreement or the organizational documents of such Project Company or cause Holdings, Energy Holdings I, or any Project Company to change such purpose;

(u)   Make any federal income tax election (or corresponding state or local income tax election) for the Company, Holdings, Energy Holdings I, or any Project Company, except as otherwise expressly provided in this Agreement;

(v)   Cause the Company, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company, to apply for or claim any grant, tax credit, tax benefit, tax attribute, or similar item in lieu of, or in addition to, any of the tax benefits, including production tax credits, set forth in the Funding Date Base Case Model;

(w)   Cause the Company, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company, to take any position inconsistent with the Fixed Tax Assumptions and any other tax information and assumptions set forth in the Funding Date Base Case Model;

(x)   Appoint a new operator under the O&M Agreement for a Project or new project administrator under the Projects Administration Agreement if such new operator or project administrator is a Member or an Affiliate of one or more Members;

(y)   Cause the Company, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company, to settle or consent to entry of judgment in connection with any litigation, arbitration or investigation, if (i) the Company, Holdings, Energy Holdings I, or any Project Company could reasonably be expected to be subject to any criminal liability

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or sanctions or be deemed to have admitted to wrongdoing, or (ii) such litigation relates to any actual or alleged action or inaction of a Member or Manager of the Company or any Affiliate of any Member or Manager; or

(z)    Cause the Company, or cause the Company to cause Holdings, Energy Holdings I, or any Project Company, to merge or consolidate with any Member or other Person, or cause the Company, Holdings, Energy Holdings I, or any Project Company to agree to an exchange of interests with any other Person, or acquire all or substantially all of the assets or stock of any other Person (other than the Project Companies in accordance with the ECCA).

5.7    Meetings of Members; Place of Meetings.  Meetings of the Members shall not be required to be held on any regular frequency. Meetings of the Members may be held for any purpose or purposes, unless otherwise prohibited by law or by the Certificate, and may be called by the Members holding not less than a 20% Interest. All meetings of the Members shall be held at the principal office of the Company or at such other place as shall be designated from time to time by the Members and stated in the notice of the meeting or in a duly executed waiver of the notice thereof. Members may participate in a meeting of the Members by means of conference telephone or similar communications equipment whereby all Members participating in the meeting can hear each other and participation in a meeting in this manner shall constitute presence in person at the meeting.

5.8    Quorum; Voting Requirement.   The presence, in person or by proxy, of a Majority in Interest shall constitute a quorum for the transaction of business by the Members. If less than a Majority in Interest is represented at a meeting, a majority of the Interests so represented may adjourn the meeting to a specified date not longer than ninety (90) days after such adjournment, without further notice. At such adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to constitute less than a quorum. Each Member shall have the right to vote in accordance with such Member’s Percentage Interest. The affirmative vote of a Majority in Interest shall constitute a valid decision of the Members, except for actions under Section 5.6 which require a Super-Majority of the Management Committee or where a larger vote is required by the Act, the Certificate or this Agreement. At any time that no Person shall have the right to vote or to participate in the management of the business and affairs of the Company with respect to a particular Interest, then the Percentage Interest represented by such Interest shall be disregarded for the purposes of determining whether a quorum is present at a meeting of Members and in determining whether the requisite Percentage Interest necessary for a valid decision of the Members has been obtained.

5.9    Proxies.  At any meeting of the Members, every Member having the right to vote thereat shall be entitled to vote in person or by proxy appointed by an instrument in writing signed by such Member and bearing a date not more than three (3) years prior to such meeting.

5.10  Action Without Meeting.  Any action required or permitted to be taken at any meeting of the Members of the Company may be taken without a meeting if the action is evidenced by one or more written consents setting forth the action to be taken and signed by the

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percentage of Members necessary to approve such action; provided, that if less than all of the Members approve such action, each Member shall be entitled to receive the written notice of such action it would be entitled to receive under this Agreement if such action was taken at a meeting of the Members.

5.11   Notice of Meetings.   Notice stating the place, day, hour and the purpose for which the meeting is called shall be given, not less than ten (10) days nor more than sixty (60) days before the date of the meeting, by or at the direction of the Members calling the meeting, to each Member entitled to vote at such meeting. A Member’s attendance at a meeting:

(a)   Waives objection to lack of notice or defective notice of the meeting, unless such Member, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and

(b)   Waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of meeting, unless such Member objects to considering the matter when it is presented.

5.12   Waiver of Notice.  When any notice is required to be given to any Member of the Company hereunder, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

5.13   Execution of Documents Filed with Secretary of State of Delaware and Waiver of Receipt of Copy of Filed Documents.  A Manager shall be authorized to execute and file with the Secretary of State of Delaware any document permitted or required by the Act. Such documents shall be executed and filed only after the Members or the Management Committee have approved or consented to such action in the manner provided herein. The Members hereby waive any requirement under the Act of receiving a copy of any document filed with the Secretary of State of Delaware.

5.14   Voting by Certain Holders.  In the case of a Member that is a corporation, its Interest may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. In the case of a Member that is a general or limited partnership, its Interest may be voted, in person or by proxy, by such Person as is designated by such Member. In the case of a Member that is another limited liability company, its Interest may be voted, in person or by proxy, by such Person as is designated by the operating agreement of such other limited liability company, or, in the absence of such designation, by such Person as is designated by the limited liability company.

5.15   Limitation of Liability; Indemnification.

(a)   Limitation.  No Person shall be liable to the Company or its Members for any loss, damage, liability or expense suffered by the Company or its Members on account of any action taken or omitted to be taken by such Person as a Manager or officer of the Company or by such Person while serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise, if such Person discharges such Person’s

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duties in good faith, exercising the same degree of care and skill that a prudent person would have exercised under the circumstances in the conduct of such prudent person’s own affairs, and in a manner such Person reasonably believes to be in the best interest of the Company. A Manager’s or officer’s liability hereunder shall be limited only for those actions taken or omitted to be taken by such Manager or officer in the discharge of such Manager’s or officer’s obligations for the management of the business and affairs of the Company. The provisions of this subsection are not intended to limit the liability of any Manager or officer for any obligations of such Manager or officer undertaken in this Agreement in such Manager’s or officer’s capacity as a Member.

(b)   Right to Indemnification.  The Company shall indemnify each Person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or appellate (regardless of whether such action, suit or proceeding is by or in the right of the Company or by third parties) by reason of the fact that such Person is or was a Member, officer or Manager of the Company, or is or was serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise against all liabilities and expenses, including, without limitation, judgments, amounts paid in settlement, attorneys’ fees, excise taxes or penalties, fines and other expenses, actually and reasonably incurred by such Person in connection with such action, suit or proceeding (including, without limitation, the investigation, defense, settlement or appeal of such action, suit or proceeding); provided, however, that the Company shall not be required to indemnify or advance expenses to any Person from or on account of such Person’s conduct that was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct; provided, further, that the Company shall not be required to indemnify or advance expenses to any Person in connection with an action, suit or proceeding initiated by such Person unless the initiation of such action, suit or proceeding was authorized in advance by the Management Committee; provided, further, that a Manager or officer shall be indemnified hereunder only for those actions taken or omitted to be taken by such Manager or officer in the discharge of such Manager’s or officer’s obligations for the management of the business and affairs of the Company (or of any Other Enterprise at the request of the Company) and that the provisions of this Section 5.15 are not intended to extend indemnification to any Manager or officer for any obligations of such Manager or officer undertaken in this Agreement in such Manager’s or officer’s capacity as a Member. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or under a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such Person’s conduct was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

(c)    Enforcement of Indemnification.  In the event the Company refuses to indemnify any Person who may be entitled to be indemnified or to have expenses advanced under this Section 5.15, such Person shall have the right to maintain an action in any court of competent jurisdiction against the Company to determine whether or not such Person is entitled to such indemnification or advancement of expenses hereunder. If such court action is successful and the Person is determined to be entitled to such indemnification or advancement of expenses, such Person shall be reimbursed by the Company for all fees and expenses (including attorneys’ fees) actually and reasonably incurred in connection with any such action (including, without limitation, the investigation, defense, settlement or appeal of such action).

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(d)   Advancement of Expenses.    Expenses (including attorneys’ fees) reasonably incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, investigative or appellate, shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined that such Person is not entitled to indemnification by the Company. In no event shall any advance be made in instances where the Management Committee or independent legal counsel reasonably determines that such Person would not be entitled to indemnification hereunder.

(e)    Non-Exclusivity.  The indemnification and the advancement of expenses provided by this Section 5.15 shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, or any agreement, vote of Members, policy of insurance or otherwise, both as to action in their official capacity and as to action in another capacity while holding their respective offices, and shall not limit in any way any right that the Company may have to make additional indemnifications with respect to the same or different Persons or classes of Persons. The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 5.15 shall continue as to a Person who has ceased to be a Member, officer or Manager of the Company, and as to a Person who has ceased serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise and shall inure to the benefit of the heirs, executors and administrators of such Person.

(f)    Insurance.    Upon the approval of the Management Committee, the Company may purchase and maintain insurance on behalf of any Person who is or was a Member, Manager, officer, agent or employee of the Company, or is or was serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise, against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person’s status as such, whether or not the Company would have the power, or the obligation, to indemnify such Person against such liability under the provisions of this Section 5.15.

(g)   Amendment and Vesting of Rights.    Notwithstanding any other provision of this Agreement, the terms and provisions of this Section 5.15 shall not be amended or repealed and the rights to indemnification and advancement of expenses created hereunder shall not be changed, altered or terminated except by the Members in accordance with Section 9.9. The rights granted or created hereby shall be vested in each Person entitled to indemnification hereunder as a bargained for, contractual condition of such Person’s being or serving or having served as a Member, officer or Manager of the Company or serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise and, while this Section 5.15 may be amended or repealed, no such amendment or repeal shall release, terminate or adversely affect the rights of such Person under this Section 5.15 with respect to any act taken or the failure to take any act by such Person prior to such amendment or repeal or with respect to any action, suit or proceeding with respect to such act or failure to act filed after such amendment or repeal.

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(h)   Definitions.  For purposes of this Section 5.15, references to:

(i)      The “Company” shall include, in addition to the resulting or surviving limited liability company (or other entity), any constituent limited liability company (or other entity) (including any constituent of a constituent) absorbed in a consolidation or merger so that any Person who is or was a member or manager of such constituent limited liability company (or other entity), or is or was serving at the request of such constituent limited liability company (or other entity) as a director, officer or in any other comparable position of any Other Enterprise shall stand in the same position under the provisions of this Section 5.15 with respect to the resulting or surviving limited liability company (or other entity) as such Person would if such Person had served the resulting or surviving limited liability company (or other entity) in the same capacity;

(ii)      “Other Enterprises” or “Other Enterprise” shall include, without limitation, any other limited liability company, corporation, partnership, joint venture, trust or employee benefit plan;

(iii)    “fines” shall include any excise taxes assessed against a person with respect to an employee benefit plan;

(iv)    “defense” shall include investigations of any threatened, pending or completed action, suit or proceeding as well as appeals thereof and shall also include any defensive assertion of a cross-claim or counterclaim; and

(v)     “serving at the request of the Company” shall include any service as a director, officer or in any other comparable position that imposes duties on, or involves services by, a Person with respect to an employee benefit plan, its participants, or beneficiaries; and a Person who acted in good faith and in a manner such Person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted “in the best interest of the Company” as referred to in this Section 5.15.

(i)    Severability.  If any provision of this Section 5.15 or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable for any reason whatsoever, the remaining provisions of this Section 5.15 and the application of such provision to other Persons or circumstances shall not be affected thereby and, to the fullest extent possible, the court finding such provision invalid, illegal or unenforceable shall modify and construe the provision so as to render it valid and enforceable as against all Persons and to give the maximum possible protection to Persons subject to indemnification hereby within the bounds of validity, legality and enforceability. Without limiting the generality of the foregoing, if any Member, officer or Manager of the Company or any Person who is or was serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise, is entitled under any provision of this Section 5.15 to indemnification by the Company for some or a portion of the judgments, amounts paid in settlement, attorneys’ fees, ERISA excise taxes or penalties, fines or other expenses actually and reasonably incurred by any such Person in connection with any threatened, pending or completed action, suit or

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proceeding (including, without limitation, the investigation, defense, settlement or appeal of such action, suit or proceeding), whether civil, criminal, administrative, investigative or appellate, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify such Person for the portion thereof to which such Person is entitled.

5.16   Contracts with Members, Managers, or Their Affiliates.  Subject to Section 5.6 of this Agreement, the Company will be permitted to enter into contracts or transactions with its Members, Manager or their Affiliates and no contract or transaction between the Company and one of its Members, Managers or their Affiliates or between the Company and any Person in which one of its Members, Managers or their Affiliates is a director or officer, or has a financial interest, shall be subject to challenge by the Company or a Member, or void or voidable, solely for this reason; provided that (i) to the extent prohibited by the Holdings LLC Agreement, the Company may not cause Holdings or any Project Company to enter into any material amendment to, or any new or replacement of, any Project Document with an Affiliate of the Company or any Member or Affiliate thereof, and (ii) without the consent of the Super-Majority of the Management Committee, the Company may not enter into, or cause Holdings or any Project Company to enter into, any material amendment to any Project Agreement which is with a Member or an Affiliate of any Member or any new or replacement Project Document which would be material to the applicable Project with any Member or Affiliate of any Member other than an extension, renewal or replacement of an existing Project Document with such Member or Affiliate thereof on substantially the same terms.

5.17   Other Business Ventures.  Subject to the terms of the build-out agreements between Holdings, Gamesa and each Project Company, any Member or Manager may engage in, or possess an interest in, other business ventures of every nature and description, independently or with others, whether or not similar to or in competition with the business of the Company, and neither the Company nor the Members shall have any right by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom. Neither the Members nor the Managers shall be required to devote all of their time or business efforts to the affairs of the Company, but shall devote so much of their time and attention to the Company as is reasonably necessary and advisable to manage the affairs of the Company to the best advantage of the Company.

5.18   Incomplete Project Managing Member.

(a)   Gamesa is hereby appointed by the Members as the “Incomplete Project Managing Member” for the Minonk Project and the Senate Project (each an “Incomplete Project”) and shall serve as the Incomplete Project Managing Member with respect to Minonk and Senate, regardless of any Transfer by Gamesa of its Interests in the Company, until such time as such Incomplete Project ceases to be an Incomplete Project. An Incomplete Project shall cease to be an Incomplete Project upon the earlier of (i) the applicable Funding Date on which the capital contributions under Section 2.4(a) or (b) of the ECCA, as applicable, for such Incomplete Project have been made, (ii) if a Non-Completion Distribution Event shall have occurred with respect to such Incomplete Project, the date such Incomplete Project is sold pursuant to this Section 5.18, (iii) the date on which all required capital contributions are made to the Company in connection with any transaction contemplated by Section 5.18(b) below, and (iv) the ECCA and MIPSA 1 shall terminate (or the commitment therein shall expire) with

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respect to such Incomplete Project without such Incomplete Project being acquired by Holdings pursuant to Section 2.3 of the ECCA. Notwithstanding anything herein to the contrary, the Incomplete Project Managing Member shall, subject to the limitations in Section 5.6, have full power and authority on behalf of the Company to conduct, direct and exercise control over all activities of an Incomplete Project and to manage and administer the completion of construction of an Incomplete Project, and to cause to be done any and all acts considered by the Incomplete Project Managing Member to be necessary or appropriate to cause the Incomplete Project to satisfy the funding conditions in Section 6.4 of the ECCA and Section 5.1 of MIPSA 1, in all cases at the sole cost and expense of the Incomplete Project Managing Member.

(b)   If a Non-Completion Distribution Event occurs with respect to an Incomplete Project, the Company shall pay to Holdings the Non-Completion Distribution Payment Amount using funds provided by the Incomplete Project Managing Member and cause Holdings to distribute the membership interests in the affected Project Company to the Company. The Members and Gamesa (as the Incomplete Project Managing Member) shall promptly meet to discuss in good faith how to complete the Incomplete Project or satisfy the unsatisfied conditions to the applicable Funding Date (other than Section 5.1(k)(ii) of the MIPSA 1) or otherwise consummate the transaction contemplated by MIPSA 1 and this Agreement on terms mutually satisfactory to the Members and Gamesa so as to allow the Company to continue to hold such Incomplete Project directly or through an entity other than Holdings. If the parties agree to restructure the transaction they shall negotiate in good faith amendments to this Agreement and, as applicable, the MIPSAs.

(c)   If the Members cannot agree to restructure the transaction and MIPSA 1 is terminated with respect to such Incomplete Project, then Gamesa shall, for a period of sixty (60) days following such Non-Completion Distribution Event (or such longer period as shall be reasonably necessary to obtain all required governmental permits or approvals), have the exclusive right to sell to any Person the Project Company that owns the Incomplete Project for the then-current fair market value (as determined by Gamesa in its sole and good faith discretion) to any Person on an “as is, where is” basis; provided, that the Company shall not make any representations or warranties or have any residual liabilities with respect to such sale and any such sale shall be made subject to the lien of the Permitted Indebtedness.

(d)   Notwithstanding anything herein to the contrary, (i) all Available Cash from such Incomplete Project and the net sales proceeds from the sale of such Incomplete Project shall, subject to the next sentence, be distributed to Gamesa after reduction for a cash distribution to each Member (other than Gamesa) equal to the then highest applicable federal and state income tax rates multiplied by the allocation of any income or gain to the Members as provided in clause (ii) of this Section 5.18(d) and (ii) all items of income, gain, loss, deduction and credit with respect to such Incomplete Project shall be allocated to the Members in accordance with their respective Percentage Interests; provided that, prior to the payment called for under (i) above, the Company shall: (A) first make the payments required to be made by Gamesa to Algonquin under Section 2.7 of MIPSA 1 directly to Algonquin, and (B) second reimburse the Incomplete Project Managing Member for amounts the Incomplete Project Managing Member funded to the Company pursuant to the first sentence of Section 5.18(b) (together with interest thereon) to enable the Company to pay the Non-Completion Payment

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Amount to Holdings pursuant to Section 2.5 of the ECCA, such amounts payable under (A) and (B) above, to be paid out of amounts otherwise distributable to Gamesa under clause (i) of this Section 5.18(d) and, to the extent of such payment, the Company shall be regarded as having satisfied its obligation to make the distribution to Gamesa under clause (i) of this Section 5.18(d).

(e)   If the proceeds from the sale contemplated in Section 5.18(d) above would not be sufficient to fully satisfy Gamesa’s obligations to Algonquin under Section 2.7 of MIPSA 1, then Gamesa will simultaneously (and as a condition to such sale) remit the outstanding balances due to Algonquin.

(f)    Gamesa’s rights and obligations under this Section 5.18 shall not be conveyed to any Transferee of all or any portion of its Interest. In the case of a Transfer of all of its Interests, Gamesa shall remain a Member of the Company with no Percentage Interest or right to distribution (other than as the Capacity Payment Member) or to appoint a Manager or otherwise vote on any action of the Company except, in each case, such rights as are provided in this Section 5.18 or in Section 9.9. The provisions in this Section 5.18 and the provisions of the Holdings LLC Agreement dealing with Incomplete Projects shall not be amended or modified in any way without the prior written consent of Gamesa and are the exclusive means to address the disposition of an Incomplete Project.

(g)   The Members acknowledge and agree that the Company and each Member would be irreparably damaged if any of the provisions of this Section 5.18 are not performed in accordance with their specific terms and that any breach of this Section 5.18 by Gamesa could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the Company or any Member may be entitled, at law or in equity, it shall, subject to any applicable law which cannot be waived or modified by contract, be entitled to enforce this Section 5.18 by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Section 5.18, without posting any bond or other undertaking.

(h)   If an Incomplete project is distributed and sold under this Section 5.18 and the contributions and distributions incident to such transaction cause the respective Capital Accounts of the Members to not match their respective Percentage Interests, the Company shall effect a Revaluation so that the Capital Accounts are adjusted so as to be in proportion to the respective Percentage Interests.

5.19   Applicable Capacity Transactions.   The Company shall have the full and exclusive power and authority to (or to cause the applicable Project Company or any third party to) arrange and enter into any agreement or transaction for the sale of Applicable Capacity and to take such actions required to be taken by the Company or such Project Company to effectuate such sale; provided, however, that the Company shall (and shall cause any third party to which the Company may delegate such authority to) reasonably consult with the Capacity Payment Member with regard to any sale of Applicable Capacity and reasonably cooperate, at the sole expense of the Capacity Payment Member, with any efforts of the Capacity Payment Member to fully realize the value of the Applicable Capacity. The Company shall not be obligated to, and

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shall not be obligated to cause any Project Company to, enter into any agreement or transaction to secure Applicable Capacity Payments if entering into or performing such agreement or transaction (a) would reduce amounts that otherwise would be received by such Project Company in respect of energy sales; (b) would negatively impact the Project Company’s ability to perform its obligations under its energy hedge or other agreements; or (c) is not approved in accordance with the Holdings LLC Agreement. The Capacity Payment Member shall be solely responsible for providing any and all credit support required to be provided in connection with any Applicable Capacity transaction.

ARTICLE VI - ACCOUNTING AND BANK ACCOUNTS

6.1    Fiscal Year.   The fiscal year and taxable year of the Company shall end on December of each year, unless a different year is required by the Code.

6.2    Books and Records.   At all times during the existence of the Company, the Company shall cause to be maintained full and accurate books of account for each of the Company, Holdings and each Project Company, which shall reflect all Company, Holdings or Project Company transactions, as applicable, and be appropriate and adequate for the Company’s, Holdings, and each Project Company’s business. The books and records of the Company, Holdings, and each Project Company shall be maintained at the principal office of the Company, Holdings, and each Project Company, as applicable. Each Member (or such Member’s designated representative) shall have the right during ordinary business hours and upon reasonable notice to inspect and copy (at such Member’s own expense) all books and records of the Company, Holdings, and each Project Company.

6.3    Tax Returns; Financial Statements; Operating Reports.   Within ninety (90) days after the end of each fiscal year, or as soon as reasonably practicable thereafter, there shall be prepared and delivered to each Member all information with respect to the Company necessary for the preparation of the Members’ Federal and state income tax returns, as well as annual financial statements. In addition, the Managers shall cause the Company to cause each Project Company to (i) deliver to each Member copies of each financial statement and monthly or quarterly operating report delivered to the Class A Members or any counterparty to any hedge agreements of Holdings or any Project Company and (ii) to the extent not covered by clause (i) of this Section 6.3, prepare and deliver to each member quarterly operating reports containing reasonably detailed information regarding the operation, maintenance and modifications to its applicable Project.

6.4    Tax Returns and Elections; Tax Matters Member.

(a)   The Company shall cause to be prepared and timely filed all Federal, state and local income tax returns or other returns or statements required by applicable law. The Company shall, subject to Section 6.4(b) below, claim all deductions and make such elections for federal or state income tax purposes that the Management Committee reasonably believes will produce the most favorable tax results for the Members. Algonquin is hereby designated as the Company’s “Tax Matters Member,” to serve with respect to the Company in the same capacity as a “tax matters partner” as defined in the Code, and in such capacity is hereby authorized and empowered to act for and represent the Company and each of the Members

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before the Internal Revenue Service in any audit or examination of any Company tax return and before any court selected by the Members for judicial review of any adjustment assessed by the Internal Revenue Service; provided, that the Tax Matters Member may not make any election which is not permitted under Section 8.6 of the Holdings LLC Agreement or take any action which would not be permitted under Section 8.7 of the Holdings LLC Agreement. Algonquin does hereby accept such designation. The Members specifically acknowledge, without limiting the general applicability of this Section, that the Tax Matters Member shall not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by it in good faith in its capacity as a “Tax Matters Member.” All out-of-pocket expenses incurred by the Tax Matters Member in the capacity of “Tax Matters Member” shall be considered expenses of the Company for which the Tax Matters Member shall be entitled to full reimbursement.

(b)   The Company shall not elect out of bonus depreciation on the Projects; provided, however, that if (i) a Change in Tax Law (as defined in the Holdings LLCA) occurs that increases the bonus depreciation percentage to a percentage that is greater than 50% (the “High Bonus Percentage”), (ii) the High Bonus Percentage is available for a Project, (iii) the Class A Equity Investors do not agree under clause (iv) of Section 2.6 of the Equity Capital Contribution Agreement that the Class A Equity Investors will utilize a greater amount of Assumed Tax Benefits (as defined in the Equity Capital Contribution Agreement) as result of such Change in Tax Law and (iv) an election is permitted to elect bonus depreciation at a percentage rate that is lower than the High Bonus Percentage but equal to or greater than 50% (the “Lower Bonus Percentage Election”), then the Company shall, at the written direction of Gamesa, cause the Manager of Holdings to make a High Bonus Percentage election or a Lower Bonus Percentage Election; provided, that, Gamesa will not be permitted to make or cause the Manager of Holdings to make an election that would adversely impact Algonquin (as compared to the situation Algonquin was in prior to the Change in Tax Law). Gamesa rights under this Section 6.4(b) are personal to Gamesa and shall remain with Gamesa regardless of any transfer by Gamesa of its Membership Interest.

6.5    Section 754 Election.  In the event a distribution of Company assets occurs that satisfies the provisions of Section 734 of the Code or in the event a transfer of an Interest occurs that satisfies the provisions of Section 743 of the Code, upon the determination of the Management Committee, the Company shall elect, pursuant to Section 754 of the Code, to adjust the basis of the Property to the extent allowed by such Section 734 or 743 and shall cause such adjustments to be made and maintained.

6.6    Bank Accounts.  All funds of the Company shall be deposited in a separate bank, money market or similar account(s) approved by the Management Committee and in the Company’s name. Withdrawals therefrom shall be made only by persons authorized to do so by the Management Committee.

ARTICLE VII - TRANSFERS OF INTERESTS AND EVENTS OF

WITHDRAWAL

7.1    General Restrictions.    No Member may Transfer all or any part of such Member’s Interest other than in accordance with this Article VII. Without limiting the other

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provisions of this Article VII, Gamesa shall not Transfer its Interest prior to the time that the Funding Date for each of Senate and Minonk has occurred, unless Gamesa Corporación Tecnológica, S.A. provides to the Company and Algonquin (a) written confirmation that the Gamesa Parent Guarantee shall remain in full force and effect or (b) a replacement guarantee, in form and substance acceptable to Algonquin, of all remaining capital contribution obligations of Gamesa under Section 3.1 of this Agreement. Any purported Transfer of an Interest in violation of the terms of this Agreement shall be null and void and of no effect. A permitted Transfer shall be effective as of the date specified in the instruments relating thereto. Any Transferee desiring to make a further Transfer shall become subject to all of the provisions of this Article VII to the same extent and in the same manner as any Member desiring to make any Transfer.

7.2    Permitted Transfers.

(a)    Subject to Section 7.1 above, each Member (a “Transferor”) shall, upon prior written notice to the other Members and the Company, have the right to Transfer (but not to substitute the assignee as a Substitute Member in such Member’s place, except in accordance with Section 7.3), by a written instrument, all or any part of such Member’s Interest, provided that: (i) such Transfer would not result in a violation of applicable law, including any federal or state securities laws; (ii) such Transfer would not cause (A) the Company to lose its status as a partnership that is not a publicly-traded company for federal income tax purposes; (B) a tax termination of the Company pursuant to Code § 708(b)(1)(B); or (C) the Company to become subject to the Investment Company Act of 1940; (iii) such Transfer would not result in Members losing their limited liability under the Act; (iv) such Transfer would not cause the Company to become subject to ERISA; (v) such Transfer would not violate or result in a violation of the Holdings LLC Agreement; (vi) so long as an invoice is submitted to the Transferor and transferee at least twenty-four (24) hours prior to the Transfer, the Transferor and the transferee shall have paid or reimbursed the Company and each Member for all reasonable costs and expenses incurred by the Company and such Members in connection with the Transfer and admission (it being understood that Transferor and transferee shall be obligated to pay within ten (10) days of receipt all reasonable costs and expenses of such parties for which the invoice is submitted within the twenty-four (24) hour period immediately prior to, simultaneously with or at any time after the Transfer); (vii) such Transfer shall not effect a release of the Transferor from any liabilities to the Company or the other Members arising from events occurring prior to or in connection with the Transfer; (viii) such Transfer shall not result in any Project Company ceasing to be an Exempt Wholesale Generator, or ceasing to hold market-based rate authorization together with the blanket authorizations and waivers of FERC regulations associated therewith, or becoming subject to cost-of-service electricity rate regulation by FERC; (ix) all consents, approvals and licenses and permits with respect to such Transfer shall have been obtained (including any approval of FERC under Section 203 of the Federal Power Act that the Project Companies, Holdings, the Company or any party to a Transfer requires); and (x) such Member has delivered a favorable opinion in form and substance satisfactory to the Management Committee from counsel satisfactory to the Management Committee (without regard to any Manager appointed by the Transferee) as to the matters referred to in clauses (i), (ii), (iii), (iv), (v), (viii) and (ix) above or other evidence reasonably acceptable to the Management Committee (without regard to any Manager appointed by the Transferee) as to the matters referred to in such clauses. Any assignee of an Interest as allowed by this Section 7.2 who does not become a Substitute

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Member as provided in Section 7.3 (a “Transferee”) shall not be a full Member and shall not have any right to vote as a Member or to participate in the management of the business and affairs of the Company, such right to vote such Interest and to participate in the management of the business and affairs of the Company shall terminate. The Transferee shall, however, be entitled to distributions and allocations of the Company, as provided in Article IV of this Agreement, attributable to the Interest that is the subject of the Transfer to such Transferee.

(b)   Notwithstanding anything to the contrary set forth in this Agreement, any Member may pledge and/or mortgage any and all of its Interests as security for borrowed money lent to such Member or any of its Affiliates so long as the instrument creating such encumbrance provides that any Transfer upon foreclosure of such encumbrance (or Transfer in lieu of such foreclosure) must otherwise comply with the requirements set forth in (i) through (x) of Section 7.2(a) of this Agreement.

7.3    Substitute Members.  No assignee of all or part of a Member’s Interest shall become a Member in place of the Transferor (a “Substitute Member”) unless and until:

(a)   The Transferor has stated such intention in the instrument of assignment;

(b)   The transferee has executed an instrument accepting and adopting the terms and provisions of this Agreement; and

(c)   The Transferor or transferee has paid all reasonable expenses of the Company in connection with the admission of the transferee as a Substitute Member which are submitted at least twenty-four (24) hours prior to the Transfer Date.

Upon satisfaction of all of the foregoing conditions with respect to a transferee, the Management Committee shall cause this Agreement to be duly amended to reflect the admission of the transferee as a Substitute Member.

7.4    Effect of Admission as a Substitute Member.  Unless and until admitted as a Substitute Member pursuant to Section 7.3, a Transferee shall not be entitled to exercise any rights of a Member in the Company, including the right to vote, grant approvals or give consents with respect to such Interest, the right to require any information or accounting of the Company’s business or the right to inspect the Company’s books and records, but a Transferee shall only be entitled to receive, to the extent of the Interest transferred to such Transferee, the Distributions to which the Transferor would be entitled. A Transferee who has become a Substitute Member has, to the extent of the Interest transferred to such Transferee, all the rights and powers of the Member for whom such Transferee is substituted and is subject to the restrictions and liabilities of a Member under this Agreement and the Act.

7.5    Additional Members and Interests.  Additional Members may be admitted to the Company (other than pursuant to Section 7.3) and additional Interests may be issued only upon the consent of a unanimous consent of the Members. Whenever any additional Member is admitted to the Company, or any additional Interests are issued in accordance with this Section 7.5, the Percentage Interest of each Member outstanding immediately prior to such admission or issuance shall be decreased proportionately, as appropriate, to maintain the aggregate Percentage Interests of all of the Members at one hundred percent (100%). The Management Committee shall cause Schedule A to this Agreement to be amended to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 7.5.

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7.6    Redemption of Interests.  Any Interest may be redeemed by the Company, by purchase or otherwise, upon the consent of the holder of such Interest and of the Management Committee; provided, that if the Interest being redeemed is owned by an Affiliate of the Member that appointed a majority of the Management Committee, then such redemption must be approved by the holders of a majority of the remaining Interests. Whenever any Interest is redeemed by the Company in accordance with this Section 7.6, the Percentage Interest of each Member outstanding immediately following such redemption shall be increased proportionately, as appropriate. The Management Committee shall cause Schedule A to this Agreement to be amended to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 7.6.

7.7    Withdrawal.  Except as otherwise provided in this Agreement, no Member shall be entitled to: (a) voluntarily withdraw or resign from the Company; or (b) withdraw any part of such Member’s capital contributions from the Company; or (c) demand the return of such Member’s capital contributions.

7.8    Sale-Purchase Rights.

(a)   Notwithstanding the other provisions of this Article VII, if Members holding an aggregate of more than forty percent (40%) of the Percentage Interests of all Members desire to transfer (whether by sale, merger or otherwise) all of the Interests in the Company to any Person that is not an Affiliate of any such Member (a “Third Party”) in an arm’s-length transaction at any time on or after January 1, 2016, then such Members will have the right (the “Sell Right”) to require all Members to sell their Interests in the Company to the Third Party pursuant to the terms hereof and on the same terms and conditions as such Members (any such transaction being a “Compelled Sale”); provided, however, that the Sell Right shall not apply unless that value of the consideration to be received in connection with such Compelled Sale on a Percentage Interest basis is equal to or exceeds the aggregate amount directly or indirectly paid (whether in the form of purchase price or contributions) by the Members for their Percentage Interests. The aggregate consideration from such Compelled Sale shall be distributed among the Members in accordance with Section 4.2(d) of this Agreement.

(b)   To exercise the Sell Right, the exercising party shall give each Member a written notice (the “Sale Notice”), on a date not less than forty-five (45) days prior to the closing date of the Compelled Sale, containing: (i) the name and address of the Third Party; and (ii) the proposed purchase price, terms of payment, the expected closing date and other material terms and conditions of the Compelled Sale, and each Member hereby agrees to keep all such information confidential. Unless one or more Members timely exercise the Purchase Right (defined below), (i) each Member shall be required to sell and transfer its Interests to the Third Party upon the terms and conditions of the Compelled Sale; and (ii) each Member agrees to take such steps as are reasonably necessary to enable it to comply with the provisions of this Section 7.8 and to facilitate the exercising parties’ exercise of the Sale Right.

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(c)    Any Member (or more than one Member, acting collectively) (the “Purchasing Members”) will have the right (the “Purchase Right”), exercisable by delivery of written notice to each Member no later than thirty (30) days following the delivery of a Sale Notice (the “Purchase Notice”), to require all Members to sell their Interests in the Company to the Purchasing Members pursuant to the terms of the Compelled Sale (the “Preemptive Purchase”); provided, however, that (i) the Purchasing Members shall be obligated to consummate such transaction prior to the later of (A) the date specified in the terms and conditions of the Compelled Sale, and (B) the date that is ninety (90) days following the delivery of the Sale Notice (or such longer period as shall be necessary to obtain any required governmental approvals, provided that the Purchasing Members are diligently pursuing such approvals); and (ii) the aggregate consideration for such transaction shall exclude the amount that would have been paid to the Purchasing Members pursuant to the Compelled Sale, but all other Members shall receive the same consideration that such other Members would have received pursuant to the terms of the Compelled Sale.

(d)   The closing of any Compelled Sale or Preemptive Purchase (the “Buy-Sell Closing”) shall occur on the date that is the fifth (5th) Business Day following satisfaction of all conditions thereto, at a location specified by the Third Party or Purchasing Members, respectively (in either case, the “Buy-Sell Buyer”). At such Buy-Sell Closing:

(i)      The Buy-Sell Buyer shall pay the purchase price to the selling Members by wire transfer of immediately available funds;

(ii)      Each selling Member shall assign in writing any and all of its rights, and the Buy-Sell Buyer shall assume in writing any and all obligations and liabilities of the selling Members, under this Agreement and the Projects Administration Agreement; provided, that each selling Member shall remain liable for any breach by such selling Member thereunder prior to the Buy-Sell Closing;

(iii)     Each selling Member shall cause each of the Managers appointed by such selling Member under this Agreement which has not previously resigned in writing to resign, and each such Manager shall resign, in writing as Managers; and

(iv)     Each selling Member shall convey or caused to be conveyed to the Buy-Sell Buyer legal title to such selling Member’s Interests, free and clear of all liens and encumbrances, other than those created pursuant to this Agreement. Except for the foregoing, the sale and transfer of a selling Member’s Interests to the Buy-Sell Buyer shall be on an “as is, where is” basis, without representations or warranties, expressed or implied, of any kind.

(e)    If at the time of any Compelled Sale or Preemptive Purchase prior to the expiration of all time periods specified in the definition of Applicable Capacity in Section 1.1 hereof, a market exists for the sale of Applicable Capacity, then the Members exercising such Sell Right or the Purchasing Member, and the Capacity Payment Member shall meet to discuss whether the Capacity Payment Interest shall be included in such transaction and the

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consideration for and condition on which any such sale of the Capacity Payment Interest would be made. Neither party shall be obligated to include the Capacity Payment Interest in the Compelled Sale or Preemptive Purchase if the consideration and conditions offered are not acceptable to it (it being further understood that such sale would, unless otherwise agreed, be made without representation or warranty of any kind on behalf of the Capacity Payment Member other than that the Capacity Payment Interest is free of any lien or encumbrances attributable to it). A Compelled Sale or Preemptive Purchase may be consummated without inclusion of the Capacity Payment Interest therein, in which case the Capacity Payment Interest shall survive such Compelled Sale or Preemptive Purchase.

(f)    For avoidance of doubt, the Interest of the Incomplete Project Managing Member as Incomplete Project Managing Member shall not be subject to the provisions of this Section 7.8.

7.9    Capacity Payment Interest.  For avoidance of doubt, any Transfer by Gamesa (or any successor Capacity Payment Member) of all or any part of its Interest shall not include its Capacity Payment Interest unless the instruments relating to such Transfer expressly provide that the Capacity Payment Interest is being transferred.

7.10   Algonquin Put Right.

(a)      In the event that MIPSA 1 is terminated with respect to both Minonk and Senate (other than solely as a result of a breach by Algonquin of its obligations under MIPSA 1), then, Gamesa shall on or prior to October 31, 2013 (but no earlier than June 30, 2013) notify Algonquin in writing either (x) that it will provide a power purchase agreement with respect to the Pocahontas project that has been agreed to in form and substance by Algonquin and Gamesa (the “Pocahontas PPA”) or (y) that it does not intend to execute and deliver the Pocahontas PPA (the “Non-PPA Election Notice”) (and Gamesa will be deemed to have given a Non-PPA Election Notice if Gamesa does not actually deliver the Pocahontas PPA for any reason after providing notice to Algonquin of Gamesa’s intent to do so); provided, that if Gamesa fails to give any notice it shall be deemed to have elected to provide the Pocahontas PPA (but only if such document has been agreed to in form and substance by Algonquin and Gamesa); and further provided that, if Gamesa delivers (or is deemed to deliver) a Non-PPA Election Notice, then Gamesa must have in place, or be able to obtain within ten (10) business days, all Required Approvals. If Gamesa delivers (or is deemed to have delivered) the Non-PPA Election Notice, then at the sole and absolute discretion of Algonquin exercisable by delivery of written notice to Gamesa (a “Put Notice”) within five (5) business days of receipt of the Non-PPA Election Notice from Gamesa (or within five (5) business days of Gamesa being deemed to have delivered a Non-PPA Election Notice), Gamesa shall purchase, receive and assume all of Algonquin’s Interests for a price equal to the Put Purchase Price (as defined below) upon the terms of this Section 7.10 (the “Put Right”). If Algonquin fails to deliver a Put Notice within such five (5) business day period, then Algonquin’s put right pursuant to this Section 7.10 shall terminate and this Section 7.10 shall be void and of no further force or effect with respect to the Put Right. For purposes of the foregoing, the failure of a Buyer Project Funding Closing under MIPSA 1 shall not be deemed to have occurred as a result of a breach by Algonquin thereunder of its obligations under MIPSA 1 unless all conditions to Algonquin’s Project Funding Closing were, or but for such breach would have been, satisfied on or prior to December 31, 2012.

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(b)      As used herein, the term “Put Purchase Price” means an amount equal to the aggregate dollar value of the following:

(i)      (A) one hundred and four percent (104%) of any and all amounts paid by Algonquin under MIPSA 1 (other than amounts covered under Section 7.10(c)(ii) below), whether such amounts were paid to Gamesa or any of its Affiliates or contributed to the Company as capital contributions or otherwise, including, without limitation, the Sponsor Purchase Price, any Initial Capital Contributions, and any Advance Payments, and any capital contribution made to the Company in respect of a Buyer Project Funding (as such terms are defined in MIPSA 1), less any amounts paid under Section 2.6(d) of MIPSA 1 and any other distributions made to Algonquin under this Agreement, plus (B) in each instance interest thereon at the annual rate of nine percent (9%) compounded quarterly from the date originally paid or contributed by Algonquin until the Put Closing Date; and

(ii)     all sales, use, transfer, real property transfer, recording, stock transfer and similar taxes and fees paid by Algonquin, and transaction expenses, including without limitation attorneys’ and consultants’ fees and payments with respect to governmental filings, paid by Algonquin or its Affiliates in connection with or with respect to the transactions contemplated by MIPSA 1 or the ECCA (other than amounts reimbursed by Gamesa or any of its Affiliates);

provided, however, that the Put Purchase Price will be determined without duplication of recovery by Algonquin with respect to the component parts of the Put Purchase Price and without duplication of payment to Algonquin from other sources (e.g. letters of credit and indemnities from Holdings or other sources). Gamesa shall be responsible for and pay in connection with the exercise of the Put Option and the Put Closing (A) any sales, use, transfer, real property transfer, recording, stock transfer and similar taxes and fees, (B) its own expenses, and (C) the reasonable expenses of the Class A Members, the parties to the Energy Hedges and Algonquin, including without limitation reasonable attorneys’ fees relating thereto, and the cost of preparing, executing and filing the Required Approvals (collectively, the “Expenses”).

(c)      In the event Algonquin delivers a Put Notice hereunder, Gamesa shall be obligated to, and shall, purchase all of Algonquin’s Interests within five (5) business days following receipt of the Put Notice (the “Put Closing Date”). The closing of such transaction (the “Put Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP in New York City, New York, commencing at 9:00 a.m. local time. At the Put Closing:

(i)      Gamesa shall pay the Put Purchase Price to Algonquin by wire transfer of immediately available funds and the Expenses to the applicable parties;

(ii)     Algonquin shall assign in writing any and all of its rights, and Gamesa shall assume in writing any and all obligations and liabilities of Algonquin, under this Agreement and (as applicable) the Projects Administration Agreement; provided, that Algonquin shall remain liable for any breach thereunder by Algonquin or any Affiliate thereof prior to the Put Closing;

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(iii)    Algonquin shall cause each of the Managers appointed by Algonquin under this Agreement, and each such Manager shall, resign in writing as Managers,

(iv)     As applicable, Algonquin shall (or shall cause its Affiliates to) resign in writing as Project Administrator under the Projects Administration Agreement in each case effective as of the Put Closing (without any termination payment thereunder);

(v)      Gamesa and Algonquin shall execute and deliver a termination and release of MIPSA 1; provided, that neither party shall be released of (A) any liability it may have for any breach arising prior to such termination or (B) any liability it may have to indemnify the other in respect of any third party claim arising thereunder prior to the Put Closing;

(vi)    any and all guarantees by any Person of any obligations of Algonquin or Gamesa under MIPSA 1 or this Agreement shall be deemed to be void and of no force or effect and, each of Algonquin and Gamesa shall execute and deliver a written release thereof; and

(vii)    Algonquin shall convey to Gamesa legal title to the Interests free and clear of all liens and encumbrances created by, through or under Algonquin or any Affiliate thereof other than those created pursuant to this Agreement, the Investment Documents (as defined in MIPSA 1) and the Energy Hedges. Except for the foregoing, the sale and transfer of Algonquin’s Interests to Gamesa shall be on an “as is, where is” basis, without representations or warranties, expressed or implied, of any kind.

(d)      As used herein, “Required Approvals” means solely the following, in each case only to the extent required by applicable law with respect to the sale and transfer of Algonquin’s Interests to Gamesa pursuant to this Section 7.10: (i) any order required under Section 203 of the Federal Power Act, as amended; and (ii) the expiration of the applicable waiting period under the provisions of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

(e)    Each of Gamesa and Algonquin shall, and shall cause its Affiliates and representatives to, in good faith and as promptly as practicable, (i) use its reasonable best efforts to take all actions and to do all things necessary, proper, or advisable, and proceed diligently, to obtain all Required Approvals as promptly as practical, (ii) provide such other information and communications to such governmental authorities or other Persons as such governmental authorities or other Persons may reasonably request in connection therewith, and (iii) provide reasonable cooperation to the other in obtaining all consents, approvals or actions of, making all filings with and giving all notices to governmental authorities or other Persons, in each case, as required of Gamesa or Algonquin, respectively, to obtain the Required Approvals as promptly as practicable. Without limiting the foregoing, in the event that as of March 31, 2013, neither the Buyer Project Funding for Minonk nor the Buyer Project Funding for Senate has occurred, then, unless the Put Right has been irrevocably waived by written

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agreement of Algonquin and Gamesa, Algonquin and Gamesa shall file on or prior to March 31, 2013 any and all applications and notices required to obtain, on or prior to June 30, 2013, the Required Approvals with respect to an exercise of the Put Right, and each party shall cooperate with the other and take such other actions as may be necessary for such filings to be timely made.

(f)      Gamesa shall be solely responsible for the satisfaction of all requirements under, and for any breach or violation of, the Holdings LLC Agreement, the Investment Documents (as defined in MIPSA 1), the Energy Hedges, any other agreement or instrument, and any license, permit or other authorization to which the Company or any entity in which the Company has a direct or indirect interest is a party or by which any of them is bound (the “Portfolio Obligations”), in connection with or resulting from the exercise and consummation of the Put Right. For the avoidance of doubt, no notice, approval, consent, or waiver under, or modification of, any such agreement, instrument, permit, license, or authorization shall be a condition to the exercise or consummation of the Put Right, other than receipt of the Required Approvals. Without limiting the foregoing, Gamesa shall be solely responsible for (i) the delivery of all notices, documents, opinions, and other documents, certificates, and information required to be provided, (ii) any and all costs and expenses required to be paid or reimbursed, and (iii) any and all indemnification required to be provided (including, without limitation, in connection with any tax termination), in each case under any and all Portfolio Obligations in connection with the exercise or consummation of the Put Right.

(g)     Gamesa hereby agrees to indemnify, defend, and hold harmless Algonquin, its Affiliates, and each of their respective officers, directors, managers, employees and representatives (each an “Algonquin Indemnitee”) from and against any and all claims, actions, causes of action, demands, assessments, losses, damages, liabilities, judgments, settlements, taxes (other than income taxes), penalties, costs, and expenses (including reasonable attorneys’ fees and expenses) (“Section 7.10 Loss”), of any nature whatsoever, asserted against, resulting to, imposed upon, or incurred by any or all of the foregoing, directly or indirectly, by reason of, arising out of or resulting from the exercise and consummation of the Put Right, or any failure by Gamesa to perform any of its obligations under this Section 7.10. Notwithstanding the foregoing, Gamesa shall have no obligation to indemnify any Algonquin Indemnitee for or in respect of or otherwise relating to any Section 7.10 Loss arising out of or resulting from any debt or equity financing arrangements of Algonquin or any Algonquin Indemnitee (whether or not entered into to finance the investments contemplated by MIPSA 1) or any other contract, agreement or arrangement to which Algonquin or any Algonquin Indemnitee is a party or is bound (other than this Agreement, the Holdings LLC Agreement, the Investment Documents, the Energy Hedges, and any other Portfolio Obligations) or any disclosure or lack of disclosure made by Algonquin or any Algonquin Indemnitee to any regulatory agency (other than in connection with the Required Approvals), or any holder of any securities or indebtedness of Algonquin or any such Algonquin Indemnitee.

(h)     Upon delivery of the Put Notice, Algonquin shall have no further obligations under Article III of this Agreement (but, until the Put Closing, shall continue to have and be entitled to exercise any and all rights under this Agreement). Upon the Put Closing, (A) Gamesa shall be entitled to replace any Managers on the Management Committee appointed by Algonquin with Managers appointed by Gamesa, (B) at the request of Gamesa, Algonquin shall cause the Managers it appointed to resign and (C) Algonquin shall have no right to any further distributions under this Agreement.

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(i)      In view of the difficulty of determining the amount of damages which may result from a breach or failure to perform Gamesa’s obligations under this Section 7.10 to consummate the purchase of all of Algonquin’s Interest, Gamesa and Algonquin agree that, in the event of any failure by Gamesa to perform any of its obligations under this Section 7.10:

(i)      Algonquin will have the right to enforce its rights and Gamesa’s obligations under this Section 7.10 by obtaining an order for specific performance of such obligations;

(ii)     In the event that Gamesa is required to pay the Put Purchase Price and a court of competent jurisdiction determines that the remedy of specific performance is not available or otherwise fails to enforce such remedy, Gamesa shall pay to Algonquin an amount equal to the amount of the Put Purchase Price (plus interest, described below), as liquidated damages and not as a penalty. Upon such payment, Algonquin shall surrender its Interest hereunder and shall have no further rights under this Agreement. THE PARTIES HEREBY ACKNOWLEDGE THAT (i) THE EXTENT OF DAMAGES CAUSED BY THE FAILURE OF THE PUT CLOSING TO OCCUR WOULD BE IMPOSSIBLE OR EXTREMELY DIFFICULT TO ASCERTAIN, (ii) THE AMOUNT OF THE LIQUIDATED DAMAGES PROVIDED FOR IN SECTION 7.10(j)(ii) IS A FAIR AND REASONABLE ESTIMATE OF SUCH DAMAGES UNDER THE CIRCUMSTANCES, AND (iii) RECEIPT OF SUCH LIQUIDATED DAMAGES DOES NOT CONSTITUTE A PENALTY; and

(iii)    the Put Purchase Price shall be paid with interest thereon from the earlier of the Put Closing Date under Section 7.10(c) above or ninety (90) days following delivery of the Put Notice, at a rate equal to the lesser of (A) fifteen percent (15%) per annum and (B) the highest rate allowed by applicable law; provided, that on the date interest shall start to accrue under this Section 7.10(i)(iii), interest shall simultaneously cease to accrue under Section 7.10(b)(i) above.

The foregoing rights and remedies are without limitation on any other rights and remedies available under this Agreement, or at law or in equity.

(j)      Notwithstanding any other provision of this Agreement, (i) the obligations under this Section 7.10 are personal to Gamesa, (ii) Gamesa shall remain bound by the provisions of this Section 7.10 notwithstanding any transfer of all or any portion of Gamesa’s Interests in the Company, and (iii) Gamesa shall not assign or transfer any such obligations. Any purported assignment of Gamesa’s obligations under this Section 7.10 shall be void and of no effect, and shall not release or discharge Gamesa therefrom in any way.

(k)      Notwithstanding any other provision of this Agreement, no consent or approval of the Management Committee or any Member shall be required for, and no restrictions or limitations on or other requirements hereunder with respect to the Transfer of an Interest shall apply to, the exercise and enforcement of any rights under this Section 7.10.

46

ARTICLE VIII - DISSOLUTION AND TERMINATION

8.1    Events Causing Dissolution.  The Company shall be dissolved upon the first to occur of the following events:

(a)    Upon the approval of a Super-Majority of the Management Committee.

(b)    Upon the entry of a decree of dissolution with respect to the Company by a court of competent jurisdiction.

(c)    When the Company is not the surviving entity in a merger or consolidation under the Act.

8.2    Effect of Dissolution.  Except with respect to the occurrence of an event referred to in Section 8.1(c), and except as otherwise provided in this Agreement, upon the dissolution of the Company, the Management Committee shall take such actions as may be required pursuant to the Act and shall proceed to wind up, liquidate and terminate the business and affairs of the Company. In connection with such winding up, the Management Committee shall have the authority to liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining Fair Value therefor, to apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the provisions of Section 8.3, and to do any and all acts and things authorized by, and in accordance with, the Act and other applicable laws for the purpose of winding up and liquidation.

8.3    Application of Proceeds.  Upon dissolution and liquidation of the Company, the assets of the Company shall be applied and distributed in the order of priority set forth in Section 4.2.

ARTICLE IX - MISCELLANEOUS

9.1    Title to the Property.  Title to the Property shall be held in the name of the Company. No Member shall individually have any ownership interest or rights in the Property, except indirectly by virtue of such Member’s ownership of an Interest. No Member shall have any right to seek or obtain a partition of the Property, nor shall any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.

9.2    Nature of Interest in the Company.  An Interest shall be personal property for all purposes.

9.3    Organizational Expenses.    Each Member shall pay such Member’s own expenses incurred in connection with the creation and formation of the Company and review and negotiation of this Agreement.

47

9.4    Notices.   Any notice, demand, request or other communication (a “Notice”) required or permitted to be given by this Agreement or the Act to the Company, any Member, or any other Person shall be sufficient if in writing and if hand delivered or mailed by registered or certified mail to the Company at its principal office or to a Member or any other Person at the address of such Member or such other Person as it appears on the records of the Company or sent by electronic mail transmission to the e-mail address of the recipient as such information appears on the records of the Company. All Notices that are mailed shall be deemed to be given when deposited in the United States mail, postage prepaid. All Notices that are hand delivered shall be deemed to be given upon delivery. All Notices that are given by electronic mail shall be deemed to be given upon receipt, it being agreed that the burden of proving receipt shall be on the sender of such Notice and such burden shall be satisfied by a transmission report generated by the sender’s e-mail transmitting device.

9.5    Waiver of Default.  No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default shall not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

9.6    No Third Party Rights.  None of the provisions contained in this Agreement shall be for the benefit of or enforceable by any third parties, including, but not limited to, creditors of the Company; provided, however, the Company may enforce any rights granted to the Company under the Act, the Certificate, or this Agreement.

9.7    Entire Agreement.  This Agreement, together with the Certificate, constitutes the entire agreement between the Members, in such capacity, relative to the formation, operation and continuation of the Company.

9.8    Confidentiality.  Each Member agrees to keep confidential and, without the prior written consent of the Management Committee each Member agrees not to use (other than for purposes reasonably related to its Interest or for purposes of filing such Members’ tax returns or for other routine matters required by law) nor to disclose to any Person, any information or matter relating to the Management Committee, the Company, any other Member, Holdings or any of their respective Affiliates (other than disclosure to such Member’s employees, agents, advisors, or representatives responsible for matters relating to the Company (each such Person being hereinafter referred to as an “Authorized Representative”)); provided, however, that such Member and its Authorized Representatives may disclose any such information to the extent that (i) such information is required to be included in any report, statement or testimony required by law to be submitted to any municipal, state or national regulatory body having jurisdiction over such Member; (ii) such disclosure is required in connection with an audit by any taxing authority or (iii) such disclosure is required in order to comply with any law, order, regulation, ruling or rules of any stock exchange applicable to such Member or any of its Affiliates. Prior to any disclosure to any Authorized Representative, each Member shall advise such Authorized Representative of the obligations set forth in this Section 9.8.

48

9.9     Amendments to this Agreement.

(a)   Except as otherwise provided herein, this Agreement shall not be modified or amended in any manner other than by the written agreement of all of the Members at the time of such modification or amendment.

(b)   This Agreement may be amended by the Management Committee, without any execution of such amendment by the Members, in order to reflect the occurrence of any of the following events provided that all of the conditions, if any, contained in the relevant sections of this Agreement with respect to such event have been satisfied:

(i)      an adjustment of the Percentage Interests of the Members upon making or failing to make a Capital Contribution (Section 3.2 hereof), upon the admission of an additional Member or issuance of an additional Interest (Section 7.5 hereof), or upon the redemption of an Interest (Section 7.6 hereof);

(ii)      the modification of this Agreement to comply with the relevant tax laws pursuant to Sections 3.3 or 4.5(j) hereof; and

(iii)    the admission of a Substitute Member (Section 7.3 hereof).

9.10   Severability.  In the event any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect and shall be enforced to the greatest extent permitted by law.

9.11   Binding Agreement.  Subject to the restrictions on the disposition of Interests herein contained, the provisions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

9.12   Headings.  The headings of the Articles and Sections of this Agreement are for convenience only and shall not be considered in construing or interpreting any of the terms or provisions hereof.

9.13   Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement that is binding upon all of the parties hereto, notwithstanding that all parties are not signatories to the same counterpart.

9.14   Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

9.15   Remedies.   In the event of a default by any party in the performance of any obligation undertaken in this Agreement, in addition to any other remedy available to the non-defaulting parties, the defaulting party shall pay to each of the non-defaulting parties all costs, damages, and expenses, including reasonable attorneys’ fees, incurred by the non-defaulting parties as a result of such default. In the event that any dispute arises with respect to the

49

enforcement, interpretation, or application of this Agreement and court proceedings are instituted to resolve such dispute, the prevailing party in such court proceedings shall be entitled to recover from the non-prevailing party all costs and expenses, including, but not limited to, reasonable attorneys’ fees, incurred by the prevailing party in such court proceedings.

[The remainder of this page is intentionally left blank. Signature page to follow.]

50

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

ALGONQUIN POWER FUND (AMERICA) INC.

By:

Name:
Title:

GAMESA ENERGY USA, LLC

By:

Name:
Title:

[Signature page to Wind Portfolio SponsorCo, LLC Operating Agreement]

SCHEDULE A

Name and Address of Member	Percentage Interest
Algonquin Power Fund (America) Inc.	51%
GAMESA Energy USA, LLC	49%
GAMESA Energy USA, LLC	0% as the Capacity Payment Member
GAMESA Energy USA, LLC	0% as the Incomplete Project Member

EXHIBIT L

INDEPENDENT ENGINEER’S CERTIFICATE (POCAHONTAS AND SANDY RIDGE)

[See Attached]

[AGREED FORM]

FORM OF INDEPENDENT ENGINEER’S CERTIFICATE

(FIRST FUNDING DATE)

[Independent Engineer’s Letterhead]

[              ], 2012

To those Addressees listed on

Exhibit A, attached hereto

Re:	[ ] Wind Project
Independent Engineer’s Certificate – First Funding Date

Ladies and Gentlemen:

The undersigned, a duly authorized representative of Garrad Hassan America Inc., in its capacity as independent engineer (“Independent Engineer”), hereby provides this letter with respect to that certain [Project Name], a [    ]-megawatt wind generating facility consisting of [    ] Wind Turbines located in [                    ] (the “Project”) in accordance with: (i) Section [6.2(e)] of that certain Equity Capital Contribution Agreement (the “ECCA Agreement”), dated as of March 8, 2012, among JPM Capital Corporation, Morgan Stanley Wind LLC, and Gear Wind LLC (Morgan Stanley Wind LLC and Gear Wind LLC, together with JPM Capital Corporation, the “Class A Equity Investors”), Gamesa Energy USA, LLC, Wind Portfolio SponsorCo, LLC, Wind Portfolio MemberCo, LLC and Wind Portfolio Holdings, LLC; and (ii) Section 1.1(d) of Annex C to that certain ISDA Schedule to that certain 1992 ISDA Master Agreement (Multicurrency-Cross Border) (together with the ISDA Master Agreement, each of the schedules, annexes and exhibits thereto and the “Transaction Confirmation” entered into in connection therewith, the “Commodity Hedge Agreement”) dated as of March 8, 2012 between J.P. Morgan Ventures Energy Corporation (“Hedge Provider”) and [Project Company]. Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the ECCA Agreement.

Independent Engineer acknowledges that: (i) the Class A Equity Investors, in performing their First Funding Date obligations pursuant to Article II of the ECCA Agreement, and (ii) the Hedge Provider, in assessing whether the Commercial Operations Date under and agreed in the Commodity Hedge Agreement has been achieved, will each be relying on this certificate and the opinions set forth herein.

Independent Engineer certifies that as of the date first stated above:

1.

We have reviewed certificates, construction, work performed, financial models and other information in accordance with the Scope of Work set forth in [GL GH Work Order No. 701205-01 (Sandy Ridge Project)] [GL GH Work Order No. 700800-01B (Pocahontas Prairie Wind Project)] under Master Services Agreement 40769/AP/01. Our review was performed in accordance with generally accepted engineering practices consisting of walkthroughs of the Site, observation of installed equipment and material, observation of work procedures, and review of “QA” and “QC” reports.

1

[AGREED FORM]

2.	Based on the scope of our engagement, our review of the aforementioned information, and of data provided to us by others, which data we have not independently verified, we are of the opinion that:

a.

For each Wind Turbine in the Project, the “Turbine Mechanical Completion Certificate,” as defined in the Turbine Supply Agreement for the Project, was delivered by the Project and accepted by the Turbine Supplier;

b.	Schedule [ ] hereto sets forth a list of the dates on which the Project executed and accepted Turbine Commissioning Certificates (TSA Exhibit N-1) for each Wind Turbine in the Project;

c.

For each Wind Turbine in the Project, the “Turbine Commissioning Certificate,” as defined in the Turbine Supply Agreement for the Project, was issued and executed by the Turbine Supplier and was delivered to and accepted by the Project

d.	[For Pocahontas only:][The Project declared commercial operations by providing notice of commercial operations to the Transmission Owner on , 2012.]

e.	The Project has reached Substantial Completion, as defined in the Balance of Plant Agreement[s] and the Turbine Supply Agreement for the Project;

f.

A [Insert Certificate Reference][1], (as defined in the Balance of Plant Agreement[s] for the Project, or any replacement certificate providing the same certifications), executed by the BOP contractor has been delivered and accepted by the Project;

g.	Each of the Wind Turbines in the Project has achieved “Turbine Commissioning”, as defined in the Turbine Supply Agreement for the Project;

h.

Our scope of review has not brought to our attention any material errors in any [Insert Appropriate References to BOP Certificates (i.e., see clause (g) above and footnote 1 related thereto)], as defined in the Balance of Plant Agreement[s] for the Project, or in any Turbine Commissioning Certificate, as defined in the Turbine Supply Agreement for the Project;

i.	The “Commercial Operation Date”, as defined in Exhibit B hereto, has occurred with respect to each of the Wind Turbines in the Project;

j.	All of the Wind Turbines in the Project are interconnected and synchronized to the grid and capable of producing electricity in commercial quantities;

k.	The “Spare Parts Inventory” (as defined in the applicable O&M Agreement) has been fully paid for and are safely stored on the Project site;

1          Appropriate Project-specific references to be confirmed (i.e., for the Sandy Ridge Project – “Notice of Substantial Completion” under the Blattner and Delaney contracts; for Pocahontas Project – “Certificate of Substantial Completion”).

2

[AGREED FORM]

l.

Attached hereto as Exhibit C is a true, correct and complete copy of the Independent Engineer’s report [titled                             ], dated [                ] (which is inclusive of the Independent Engineer’s Construction Supplement report[s]) (the “Independent Engineer’s Report”). The Independent Engineer’s Report represents the Independent Engineer’s professional opinion with regard to the Project as of the date hereof; and

m.	To the knowledge of the Independent Engineer no unrepaired casualty exists with respect to the Project material to the operation of the Project (inclusive of the generation of electricity).

n.

Reserves for the Project have been established in accordance with Section 2.8(a)(iii) of the ECCA in an amount sufficient to fund unpaid Transaction Expenses or construction expenses for the Project itemized in the              [budget/pro forma] through Final Completion as defined in ECCA.

GLGH disclaims any obligation to update this certificate after the date hereof. This certificate is not intended to be, and may not be, relied upon by any parties other than the Relying Parties. Each of the Relying Parties, by its receipt of and reliance on this certificate shall be deemed to have agreed to the terms of Sections 1 (definition and interpretation), 4 (confidentiality), 5.1 (ownership of background IP), 6 (standard of care and liabilities) and 14 (general) of the Standard Terms and Conditions which form Attachment C of the Master Services Agreement 40769/AP/01 Issue E dated April 24, 2009, between Garrad Hassan America, Inc. and Gamesa Energy USA, LLC.

[Signature Page Follows]

3

[AGREED FORM]

Sincerely,

GARRAD HASSAN AMERICA, INC.

By:
Name:
Title:

[SIGNATURE PAGE – INDEPENDENT ENGINEER’S CERTIFICATE (FIRST FUNDING DATE)]

Exhibit A

Addressees

JPM Capital Corporation

10 South Dearborn, 12th Floor

Mail Code IL1 0502

Chicago, IL 60603-2003

Attn: President

Morgan Stanley Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

Gear Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

J.P. Morgan Ventures Energy Corporation

270 Park Ave., Floor 40

New York, NY 10017

Attn: Commodity Legal Department

Fax: (646) 534-6393

Algonquin Power

c/o Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario, Canada L6H 7H7

Attn: Chief Executive Officer

Fax: (905) 465-4514

Gamesa Energy USA, LLC

Ten Penn Center

1801 Market Street, Suite 2700

Philadelphia, PA 19103

Attn: Chief Development Officer

Facsimile: 215-569-2801

Exhibit B

Commercial Operation Date

The “Commercial Operation Date” for each Wind turbine shall be deemed to have occurred, when each of the following conditions are satisfied with respect to such Wind Turbine:

¡	all requirements necessary for the interconnecting utility to accept electricity from such Wind Turbine have been met;

¡	such Wind Turbine is available to generate electricity regularly for sale in commercial quantities; and

¡

all facilities and equipment comprising the Project have been constructed, installed, completed, tested, and commissioned (other than any items identified on a “Punch List” or “Punchlist” delivered pursuant to under any of the applicable Project Documents) substantially in accordance with the terms of the applicable Balance of Plant Agreement[s], the applicable Turbine Supply Agreement and other relevant Project Documents.

Exhibit C

Independent Engineer’s Report

See attached.

EXHIBIT M

INDEPENDENT ENGINEER’S CERTIFICATE (MINONK/SENATE TRANSFER)

[See Attached]

[AGREED FORM]

FORM OF INDEPENDENT ENGINEER’S CERTIFICATE (ACQUISITION DATES)

[Independent Engineer’s Letterhead]

[              ], 2012

To those Addressees listed on

Exhibit A, attached hereto

Re:	[ ] Wind Project
Independent Engineer’s Certificate – Acquisition Date

Ladies and Gentlemen:

The undersigned, a duly authorized representative of Garrad Hassan America Inc., in its capacity as independent engineer (“Independent Engineer”), hereby provides this letter with respect to that certain [Project Name], a [    ]-megawatt wind generating facility consisting of [    ] Wind Turbines located in [                    ] (the “Project”) in accordance with: (i) Section [6.3(d)] of that certain Equity Capital Contribution Agreement (the “ECCA Agreement”), dated as of March 8, 2012, among JPM Capital Corporation, Morgan Stanley Wind LLC, and Gear Wind LLC (Morgan Stanley Wind LLC and Gear Wind LLC, together with JPM Capital Corporation, the “Class A Equity Investors”), Gamesa Energy USA, LLC, Wind Portfolio SponsorCo, LLC, Wind Portfolio MemberCo, LLC and Wind Portfolio Holdings, LLC; and (ii) Section 1.1(a) of Annex C to that certain ISDA Schedule to that certain 1992 ISDA Master Agreement (Multicurrency-Cross Border) (together with the ISDA Master Agreement, each of the schedules, annexes and exhibits thereto and the “Transaction Confirmation” entered into in connection therewith, the “Commodity Hedge Agreement”) dated as of March 8, 2012 between J.P. Morgan Ventures Energy Corporation (“Hedge Provider”) and [Project Company]. Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the ECCA Agreement.

Independent Engineer acknowledges that: (i) the Class A Equity Investors, in performing their Acquisition Date obligations pursuant to Article II of the ECCA Agreement, and (ii) the Hedge Provider (together, the “Relying Parties”), in assessing whether the Commercial Operations Date under and agreed in the Commodity Hedge Agreement has been achieved, will each be relying on this certificate and the opinions set forth herein.

Independent Engineer certifies that as of the date first stated above:

1.

We have reviewed certificates, construction, work performed, financial models and other information and work necessary to provide the statements and opinions herein in accordance with the Scope of Work set forth in [GL GH Work Order No. 701259-01B (Senate Project)] [GL GH Work Order No. 701260-01B (Minonk Project)] under Master Services Agreement 40769/AP/01. Our review was performed in accordance with generally accepted engineering practices consisting of walkthroughs of the Site, observation of installed equipment and material, observation of work procedures, and review of “QA” and “QC” reports.

1          [Note – This certificate would be used for the Minonk and Senate Projects only.]

1

[AGREED FORM]

2.	Based on the scope of our engagement, our review of the aforementioned information, and of data provided to us by others, which data we have not independently verified, we are of the opinion that:

a.	Each of the Wind Turbines in the Project has reached [Insert Milestone Reference][2] , as defined in the Balance of Plant Agreement[s] for the Project;

b.

A [Insert Certificate Reference][3] (as defined in the Balance of Plant Agreement[s] for the Project, or any replacement certificate providing the same certifications), executed by the BOP Contractor, has been delivered and accepted by the Project for each of the Wind Turbines in the Project;

c.

A Turbine Mechanical Completion Certificate (as defined in the Turbine Supply Agreement) has been delivered by the Project and accepted and executed by the Turbine Supplier for each of the Wind Turbines in the Project;

d.

Our scope of review has not brought to our attention any material errors in any [Insert Reference to appropriate BOP Certificates (i.e., see clause (b) above and footnote 2 related thereto)] or in any Turbine Mechanical Completion Certificate;

e.

Attached hereto as Exhibit C are true, correct and complete copies of: (i) the Independent Engineer’s report, titled [                                         ], dated [                    ], 2012, and (ii) the Independent Engineer’s construction supplement report(s), titled [                                         ], dated [                    ], 2012 (collectively, the “Independent Engineer’s Report[s]”). The Independent Engineer’s Report[s] represent[s] the Independent Engineer’s professional opinion with regard to the Project as of the date hereof[4] ;

f.	To our knowledge, no unrepaired casualty exists with respect to the Project material to the operation of the Project (inclusive of the generation of electricity);

g.	The “Spare Parts Inventory” (as defined in the applicable O&M Agreement) has been fully paid for and is safely stored on the Project site;

h.	To our knowledge, none of the following has occurred with respect to any of the Wind Turbines in the Project:

i.	The “Commercial Operation Date” with respect to any such Wind Turbine (as such term is defined in Exhibit B, hereto);

2          Appropriate Project-specific “mechanical completion” references to be confirmed (when the BOP contracts become available).

3           Appropriate Project-specific “mechanical completion” certificates to be confirmed (when the BOP contracts become available).

4           [Note – To be revised accordingly if the Construction Supplements are included within the report itself.]

2

[AGREED FORM]

ii.	Any Wind Turbine has produced electricity in commercial quantities;

i.	The Project has not reached Substantial Completion as defined in the Balance of Plant Agreement for the Project; and

j.	There is no fact of which the Independent Engineer has knowledge that reasonably could prevent the Project from achieving each of the following on or before [ ], 2012:

i.	the matters set forth in clauses (a), (b), (e) and (f) of the “Placed-in-Service” definition as defined in the ECCA; and

ii.	the “Commercial Operation Date” (as such term is defined in Exhibit B hereto) with respect to each of the Wind Turbines in such Project.

GLGH disclaims any obligation to update this certificate after the date hereof. This certificate is not intended to be, and may not be, relied upon by any parties other than the Relying Parties. Each of the Relying Parties, by its receipt of and reliance on this certificate shall be deemed to have agreed to the terms of Sections 1 (definition and interpretation), 4 (confidentiality), 5.1 (ownership of background IP), 6 (standard of care and liabilities) and 14 (general) of the Standard Terms and Conditions which form Attachment C of the Master Services Agreement 40769/AP/01 Issue E dated April 24, 2009, between Garrad Hassan America, Inc. and Gamesa Energy USA, LLC.

[Signature Page Follows]

3

Sincerely,

GARRAD HASSAN AMERICA, INC.

By:
Name:
Title:

[SIGNATURE PAGE – INDEPENDENT ENGINEER’S CERTIFICATE (ACQUISITION DATE)]

Exhibit A

Addressees

JPM Capital Corporation

10 South Dearborn, 12th Floor

Mail Code IL1 0502

Chicago, IL 60603-2003

Attn: President

Morgan Stanley Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

Gear Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

J.P. Morgan Ventures Energy Corporation

270 Park Ave., Floor 40

New York, NY 10017

Attn: Commodity Legal Department

Fax: (646) 534-6393

Algonquin Power

c/o Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario, Canada L6H 7H7

Attn: Chief Executive Officer

Fax: (905) 465-4514

Gamesa Energy USA, LLC

Ten Penn Center

1801 Market Street, Suite 2700

Philadelphia, PA 19103

Attn: Chief Development Officer

Facsimile: 215-569-2801

Exhibit B

Commercial Operation Date

The “Commercial Operation Date” for each Wind turbine shall be deemed to have occurred, when each of the following conditions are satisfied with respect to such Wind Turbine:

¡	all requirements necessary for the interconnecting utility to accept electricity from such Wind Turbine have been met;

¡	such Wind Turbine is available to generate electricity regularly for sale in commercial quantities; and

¡

all facilities and equipment comprising the Project have been constructed, installed, completed, tested, and commissioned (other than any items identified on a “Punch List” or “Punchlist” delivered pursuant to any of the applicable Project Documents) substantially in accordance with the terms of the applicable Balance of Plant Agreement[s], the applicable Turbine Supply Agreement and other relevant Project Documents.

Exhibit C

Independent Engineer’s Reports

See attached.

EXHIBIT N

INDEPENDENT ENGINEER’S CERTIFICATE (MINONK/SENATE FUNDING)

[See Attached]

[AGREED FORM]

FORM OF INDEPENDENT ENGINEER’S CERTIFICATE

(MINONK AND SENATE FUNDING DATES)

[Independent Engineer’s Letterhead]

[              ], 2012

To those Addressees listed on

Exhibit A, attached hereto

Re:	[ ] Wind Project
Independent Engineer’s Certificate – Funding Date

Ladies and Gentlemen:

The undersigned, a duly authorized representative of Garrad Hassan America Inc., in its capacity as independent engineer (“Independent Engineer”), hereby provides this letter with respect to that certain [Project Name], a [    ]-megawatt wind generating facility consisting of [    ] Wind Turbines located in [                    ] (the “Project”) in accordance with: (i) Section [6.4(e)] of that certain Equity Capital Contribution Agreement (the “ECCA Agreement”), dated as of March 8, 2012, among JPM Capital Corporation, Morgan Stanley Wind LLC, Gear Wind LLC (together with JPM Capital Corporation and Morgan Stanley Wind, the “Class A Equity Investors”), Gamesa Energy USA, LLC, Wind Portfolio SponsorCo, LLC, Wind Portfolio Member Co, LLC and Wind Portfolio Holdings, LLC; and (ii) Section 1.1(d) of Annex C to that certain ISDA Schedule to that certain 1992 ISDA Master Agreement (Multicurrency-Cross Border) (together with the ISDA Master Agreement, each of the schedules, annexes and exhibits thereto and the “Transaction Confirmation” entered into in connection therewith, the “Commodity Hedge Agreement”) dated as of March 8, 2012 between J.P. Morgan Ventures Energy Corporation (“Hedge Provider”) and [Project Company]. Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the ECCA Agreement.

Independent Engineer acknowledges that: (i) the Class A Equity Investors, in performing their [Project] Funding Date obligations pursuant to Article II of the ECCA Agreement, and (ii) the Hedge Provider, in assessing whether the Commercial Operations Date under and agreed in the Commodity Hedge Agreement has been achieved, will each be relying on this certificate and the opinions set forth herein.

Independent Engineer certifies that as of the date first stated above:

1.

We have reviewed certificates, construction, work performed, financial models and other information and work in accordance with the Scope of Work set forth in [GL GH Work Order No. 701259-01B (Senate Project)] [GL GH Work Order No. 701260-01B (Minonk Project)] under Master Services Agreement 40769/AP/01. Our review was performed in accordance with generally accepted engineering practices consisting of walkthroughs of the Site, observation of installed equipment and material, observation of work procedures, and review of “QA” and “QC” reports.

1

[AGREED FORM]

2.	Based on the scope of our engagement, our review of the aforementioned information, and of data provided to us by others, which data we have not independently verified, we are of the opinion that:

a.	The Project has reached (i) [Insert Milestone Reference][1], as defined in the Balance of Plant Agreement[s] for the Project, and (ii) Substantial Completion as defined in the Turbine Supply Agreement;

b.

A [Insert Certificate Reference][2], as defined in the Balance of Plant Agreement[s] for the Project, or any replacement certificate providing the same certifications, executed by the BOP Contractor has been delivered and accepted by the Project;

c.	Each of the Wind Turbines in the Project has reached “Turbine Commissioning”, as defined in the Turbine Supply Agreement for the Project;

d.

A “Turbine Commissioning Certificate”, as defined in the Turbine Supply Agreement for the Project, executed by the Turbine Supplier has been delivered to and accepted by the Project for each of the Wind Turbines in the Project;

e.

Our scope of review has not brought to our attention any material errors in any [Insert Appropriate References to BOP Certificates (i.e., see clause (b) above and footnote 2 related thereto)], as defined in the Balance of Plant Agreement[s] for the Project, or in any Turbine Commissioning Certificate, as defined in the Turbine Supply Agreement for the Project;

f.	The “Commercial Operation Date”, as defined in Exhibit B hereto, has occurred with respect to each of the Wind Turbines in the Project;

g.	The “Spare Parts Inventory” (as defined in the applicable O&M Agreement) has been fully paid for and are safely stored on the Project site;

h.	All of the Wind Turbines in the Project are interconnected and synchronized to the grid and capable of producing electricity in commercial quantities;

i.

Attached hereto as Exhibit C is/are true, correct and complete copy/copies of: (i) the Independent Engineer’s report [titled                             ], dated [              ] and [if applicable], (ii) the Independent Engineer’s Construction Supplement report(s) [titled                             ], dated [              ] (collectively, the “Independent Engineer’s Report[s]”). The Independent Engineer’s Report[s] represents the Independent Engineer’s professional opinion with regard to the Project as of the date hereof; and

1          Appropriate Project-specific “substantial completion” references to be confirmed (when the BOP contracts become available).

2           Appropriate Project-specific references to the certificate(s) associated with “substantial completion” to be confirmed (when the BOP contracts become available).

2

[AGREED FORM]

j.	To the knowledge of the Independent Engineer no unrepaired casualty exists with respect to the Project material to the operation of the Project (inclusive of the generation of electricity.

k.

Reserves for the Project have been established in accordance with Section 2.8(b)(iii) of the ECCA in an amount sufficient to fund unpaid Transaction Expenses or construction expenses for the Project itemized in the                [budget/pro forma] through Final Completion as defined in the ECCA.

GLGH disclaims any obligation to update this certificate after the date hereof. This certificate is not intended to be, and may not be, relied upon by any parties other than the Relying Parties. Each of the Relying Parties, by its receipt of and reliance on this certificate shall be deemed to have agreed to the terms of Sections 1 (definition and interpretation), 4 (confidentiality), 5.1 (ownership of background IP), 6 (standard of care and liabilities) and 14 (general) of the Standard Terms and Conditions which form Attachment C of the Master Services Agreement 40769/AP/01 Issue E dated April 24, 2009, between Garrad Hassan America, Inc. and Gamesa Energy USA, LLC.

[Signature Page Follows]

3

[AGREED FORM]

Sincerely,

GARRAD HASSAN AMERICA, INC.

By:
Name:
Title:

[SIGNATURE PAGE – INDEPENDENT ENGINEER’S CERTIFICATE (FUNDING DATE)]

Exhibit A

Addressees

JPM Capital Corporation

10 South Dearborn, 12th Floor

Mail Code IL1 0502

Chicago, IL 60603-2003

Attn: President

Morgan Stanley Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

Gear Wind LLC

1585 Broadway, Floor 04

New York, NY 10036

Attn: Jorge Iragorri

Telephone: 212-761-2818

Facsimile: 212-507-3547

J.P. Morgan Ventures Energy Corporation

270 Park Ave., Floor 40

New York, NY 10017

Attn: Commodity Legal Department

Fax: (646) 534-6393

Algonquin Power

c/o Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario, Canada L6H 7H7

Attn: Chief Executive Officer

Fax: (905) 465-4514

Gamesa Energy USA, LLC

Ten Penn Center

1801 Market Street, Suite 2700

Philadelphia, PA 19103

Attn: Chief Development Officer

Facsimile: 215-569-2801

Exhibit B

Commercial Operation Date

The “Commercial Operation Date” for each Wind turbine shall be deemed to have occurred, when each of the following conditions are satisfied with respect to such Wind Turbine:

¡	all requirements necessary for the interconnecting utility to accept electricity from such Wind Turbine have been met;

¡	such Wind Turbine is available to generate electricity regularly for sale in commercial quantities; and

¡

all facilities and equipment comprising the Project shall have been constructed, installed, completed, tested, and commissioned (other than any items identified on a “Punch List” or “Punchlist” delivered pursuant to under any of the applicable Project Documents) substantially in accordance with the terms of the applicable Balance of Plant Agreement[s], the applicable Turbine Supply Agreement and other relevant Project Documents.

Exhibit C

Independent Engineer’s Report

See attached.

SCHEDULES TO

AMENDED AND RESTATED

MEMBERSHIP INTEREST

PURCHASE AND SALE AGREEMENT

BY AND AMONG

GAMESA ENERGY USA, LLC

AS SELLER

AND

ALGONQUIN POWER FUND (AMERICA) INC.

AS BUYER

DATED AS OF

MARCH 8, 2012

INTRODUCTION

In connection with that certain Amended and Restated Membership Interest Purchase and Sale Agreement, dated as of March 8, 2012 (the “Agreement”), by and among Buyer and Seller, the attached constitutes the schedules, as referenced in the Agreement. Terms used and not otherwise defined herein shall have the respective meanings given to such terms in the Agreement.

These schedules set forth certain matters referenced in the Agreement, including exceptions, qualifications and limitations to the representations, warranties and covenants (or documents or other items required to be disclosed in reference thereto) of Buyer and Seller set forth in the Agreement. These schedules are qualified in their entirety by reference to specific provisions of the Agreement and are not intended to constitute, and shall not be construed as constituting, representations, warranties and covenants of Buyer or Seller, except as and to the extent expressly provided in the Agreement. Any section, subsection, paragraph or clause references set forth in these schedules correspond to the section, subsection, paragraph or clause set forth in the Agreement unless the context herein indicates otherwise; provided, that any matter disclosed in one section of these schedules shall be deemed disclosed for all purposes for all sections and provisions of the Agreement to the extent its relevance to such other sections or provisions is reasonably apparent, notwithstanding the absence in such other section or provision of any reference to such schedules.

Matters set forth in these schedules are not necessarily limited to matters required by the Agreement to be reflected herein. Nothing in the Agreement or herein constitutes (i) an admission that any information disclosed, set forth or incorporated by reference herein or in the Agreement is material or constitutes a Material Adverse Effect; or (ii) an admission to any third party of any liability or obligation of Buyer or Seller or each of its respective Affiliates to any third party.

Any summary or description of any law, regulation, contract, plan, document or other disclosure item contained in these schedules, including any term or provision of the Agreement, is for convenience only and does not purport to be a complete statement of the material terms of such law, regulation, contract, plan, document or other disclosure item, and any such summary or description is qualified in its entirety by the actual language, terms and provisions of such law, regulation, contract, plan, document or other disclosure item; provided, however, that this sentence shall not modify, amend or alter in any manner Buyer’s or Seller’s respective obligation to disclose any information in these schedules as expressly contemplated by the Agreement.

Headings have been inserted on the sections of these schedules for convenience of reference and for informational purposes only and shall to no extent have the effect of amending or changing the express description of the sections as set forth in the Agreement.

Schedule 1.1-A

Project Schedule – Pocahontas

The following terms are defined with respect to Pocahontas and the Pocahontas Project.

“Balance of Plant Agreement” means the Balance of Plant Contract for Pocahontas, dated August 26, 2011 by and between Pocahontas and Balance of Plant Contractor.

“Balance of Plant Contractor” means M. A. Mortenson Company.

“Energy Management Agreement” means the Energy Management and Settlement Services Agreement, dated September 30, 2011, by and between Pocahontas and Energy Manager, or an Energy Management Agreement between Pocahontas and an alternate Energy Manager to be entered into before the First Funding Date.

“Energy Manager” means Tenaska Power Services Co.

“Environmental Consultant” means Westwood Professional Services.

“Environmental Report” means the Phase I Environmental Site Assessment for Pocahontas Prairie Wind Project, dated as of December 2, 2011, prepared by the Environmental Consultant for Pocahontas.

“Independent Engineer” means Garrad Hassan America, Inc.

“Independent Engineer’s Report” means (i) the Independent Engineer’s report and (ii) the Independent Engineer’s construction supplement report to be issued by the Independent Engineer with respect to the Pocahontas Project.

“Interconnection Agreement” means the Standard Large Generator Interconnection Agreement (LGIA), dated September 8, 2006, by and between Pomeroy Wind Farm, LLC (predecessor in interest to Pocahontas), and MidAmerican Energy Company, as amended by the Amended and Restated Standard Large Generator Interconnection Agreement, dated March 22, 2010, by and between Pomeroy Wind Farm, LLC (predecessor in interest to Pocahontas) and the Transmission Providers.

“Key Project Documents” for Pocahontas means the Balance of Plant Agreement, the Interconnection Agreement, the Turbine Supply Agreement, the O&M Agreement, the Energy Management Agreement, and the Real Property Documents relating to Pocahontas or the Pocahontas Project listed on Schedule 3.9.

“Major Project Participants” for Pocahontas means (a) the Operator, (b) the Turbine Supplier, (c) the Balance of Plant Contractor, (d) the Transmission Providers, and (e) the Energy Manager.

“O&M Agreement” means the Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Operator and Pocahontas.

“Operator” means Gamesa Wind US, LLC.

“Transmission Consultant” means Garrad Hassan America, Inc.

“Transmission Consultant’s Report” means the Curtailment and Congestion Study for 2016, dated December 19, 2011, prepared by Transmission Consultant for the Pocahontas Project.

“Transmission Providers” means Midwest Independent System Operator, Inc. and MidAmerican Energy Company.

“Turbine Supplier” means Gamesa Wind US, LLC.

“Turbine Supply Agreement” means the Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between the Turbine Supplier and Pocahontas.

“Upstream Project Amount” has the meaning given thereto in Exhibit C.

“Wind Resource Consultant” means Garrad Hassan America, Inc.

“Wind Resource Report” means, the Assessment of the Production of Pocahontas Prairie Wind Farm, dated as of December 6, 2011, prepared by the Wind Resource Consultant for Pocahontas, as updated and amended.

Schedule 1.1-B

Project Schedule – Sandy Ridge

The following terms are defined with respect to Sandy Ridge and the Sandy Ridge Project.

“Balance of Plant Agreements” means the (i) Engineering, Procurement and Construction Agreement, dated as of August 30, 2010, by and between Sandy Ridge and Blattner Energy, Inc., including all exhibits, schedules or other attachments thereto, and (ii) Engineering, Procurement and Construction Agreement, dated as of September 1, 2011, by and between Sandy Ridge, the Delaney Group, Inc. and Tetra Tech, Inc., including all exhibits, schedules or other attachments thereto.

“Balance of Plant Contractors” means Blattner Energy, Inc., the Delaney Group, Inc. and Tetra Tech, Inc.

“Energy Hedge Documents” means the documents relating to energy hedging for the Sandy Ridge Project, to be entered into by Sandy Ridge and Energy Hedge Provider.

“Energy Hedge Provider” means J.P. Morgan Ventures Energy Corporation or such other Person that from time to time is a counterparty to any Energy Hedge Transaction with Sandy Ridge.

“Energy Management Agreement” means the Professional Services Agreement between Gamesa and Energy Manager, dated August 1, 2009, as supplemented by Task Order 2011-1221 for Sandy Ridge, dated December 21, 2011, or an alternate Energy Management Agreement between Sandy Ridge and an Energy Manager to be entered into before the First Funding Date.

“Energy Manager” means Customized Energy Solutions, Ltd.

“Environmental Consultant” means GAI, Consultants Inc.

“Environmental Report” means the Phase I Environmental Site Assessment, dated as of December 2011, prepared by the Environmental Consultant with respect to the Sandy Ridge Project.

“Independent Engineer” means Garrad Hassan America, Inc.

“Independent Engineer’s Report” means (i) the Independent Engineer’s report and (ii) the Independent Engineer’s construction supplement report to be issued by the Independent Engineer with respect to the Sandy Ridge Project.

“Interconnection Agreements” for Sandy Ridge means, collectively, (i) the Interconnection Service Agreement, dated November 2, 2009, by and among the Transmission Providers and Sandy Ridge, as amended by PJM Scope Change #Q36-SC1, PJM Scope Change #Q36-SC2, PJM Scope Change #Q36-SC3 and PJM Scope Change #Q36-SC4, and (ii) the Interconnection Construction Service Agreement, dated November 2, 2009, by and among the Transmission Providers and Sandy Ridge.

“Key Project Documents” for Sandy Ridge means the Balance of Plant Agreements, the Interconnection Agreements, the Turbine Supply Agreement, the O&M Agreement, the Energy Hedge Documents and the Real Property Documents relating to Sandy Ridge or the Sandy Ridge Project listed on Schedule 3.9.

“Major Project Participants” for Sandy Ridge means (a) the Operator (b) the Turbine Supplier, (c) the Balance of Plant Contractors, (d) the Energy Hedge Provider, and (e) the Transmission Providers.

“O&M Agreement” for the Sandy Ridge Project means the Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Operator and Sandy Ridge, including all exhibits, schedules or other attachments thereto.

“Operator” means Gamesa Wind US, LLC.

“Transmission Consultant” means Garrad Hassan America, Inc.

“Transmission Consultant’s Report” means the Curtailment and Congestion Study for 2016, dated as of December 21, 2011, prepared by the Transmission Consultant for Sandy Ridge.

“Transmission Providers” means PJM Interconnection L.L.C. and Pennsylvania Electric Company, A First Energy Company.

“Turbine Supplier” means Gamesa Wind US, LLC.

“Turbine Supply Agreement” means the Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between the Turbine Supplier and Sandy Ridge, including all exhibits, schedules or other attachments thereto.

“Upstream Project Amount” has the meaning given thereto in Exhibit C.

“Wind Resource Consultant” means Garrad Hassan America, Inc.

“Wind Resource Report” means the Assessment of the Energy Production of the Proposed Sandy Ridge Wind Farm, dated as of January 13, 2012, prepared by the Wind Resource Consultant for Sandy Ridge, as updated and amended, and the Technical Note (Document No. 40902-USPTO-T03), dated January 27, 2012.

Schedule 1.1-C

Project Schedule – Minonk

The following terms are defined with respect to Minonk and the Minonk Project.

“Balance of Plant Agreement” means the Limited Notice to Proceed 1 to Balance of Plant Contract, dated February 10, 2012, between Minonk and Balance of Plant Contractor.

“Balance of Plant Contractor” means M.A. Mortenson Company.

“Energy Hedge Documents” means the documents relating to energy hedging for the Minonk Project, to be entered into by Minonk and the Energy Hedge Provider.

“Energy Hedge Provider” means J.P. Morgan Ventures Energy Corporation or such other Person that from time to time is a counterparty to any Energy Hedge Transaction with Minonk.

“Environmental Consultant” means Fehr-Graham and Associates, LLC.

“Environmental Report” means the Phase I Environmental Site Assessment, dated December 16, 2011, prepared by Fehr-Graham and Associates, LLC with respect to the Minonk Project.

“Independent Engineer” means Garrad Hassan America, Inc.

“Independent Engineer’s Report” means (i) the Independent Engineer’s report and (ii) the Independent Engineer’s construction supplement report to be issued by the Independent Engineer with respect to the Minonk Project.

“Interconnection Agreement” means the Interconnection Service Agreement, dated February 22, 2012, by and among Minonk and the Transmission Providers.

“Key Project Documents” for Minonk means (a) the Interconnection Agreement, (b) the Turbine Supply Agreement, (c) the Energy Hedge Documents, (d) the O&M Agreement, and (e) the Real Property Documents relating to Minonk or the Minonk Project listed on Schedule 3.9.

“Major Project Participants” for Minonk means (a) the Operator, (b) the Turbine Supplier, (c) the Transmission Providers, and (d) the Energy Hedge Provider.

“O&M Agreement” means the Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Operator and Minonk, including all exhibits, schedules or other attachments thereto.

“Operator” means Gamesa Wind US, LLC.

“Transmission Consultant” means Garrad Hassan America, Inc.

“Transmission Consultant’s Report” means the Curtailment and Congestion Study for 2016, dated as of December 23, 2011, prepared by the Transmission Consultant for Minonk.

“Transmission Providers” means PJM Interconnection L.L.C. and Commonwealth Edison Company.

“Turbine Supplier” means Gamesa Wind US, LLC.

“Turbine Supply Agreement” means the Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Turbine Supplier and Minonk.

“Upstream Project Amount” has the meaning given thereto in Exhibit C.

“Wind Resource Consultant” means Garrad Hassan America, Inc.

“Wind Resource Report” means the Assessment of the Energy Production of the Proposed Minonk Wind Farm, dated November 17, 2011, prepared by the Wind Resource Consultant for Minonk.

Schedule 1.1-D

Project Schedule – Senate

The following terms are defined with respect to Senate and the Senate Project.

“Balance of Plant Agreement” means the Limited Notice to Proceed No.1 dated February 10, 2012 between the Balance of Plant Contractor and Senate and Limited Notice to Proceed No.2 dated February 21, 2012 between the Balance of Plant Contractor and Senate.

“Balance of Plant Contractor” means M.A. Mortenson Company.

“Energy Hedge Documents” means the documents relating to energy hedging for the Senate Project, to be entered into by Senate and the Energy Hedge Provider.

“Energy Hedge Provider” means J.P. Morgan Ventures Energy Corporation or such other Person that from time to time is a counterparty to any Energy Hedge Transaction with Senate.

“Environmental Consultant” means SWCA Environmental Consultants.

“Environmental Report” means the Phase I Environmental Site Assessment, dated as of September 2009, prepared by the Environmental Consultant, with respect to the Senate Project, as supplemented by the Addendum, dated September 8, 2011 and the Status Update Memorandum, dated November 8, 2011.

“Independent Engineer” means Garrad Hassan America, Inc.

“Independent Engineer’s Report” means (i) the Independent Engineer’s report and (ii) the Independent Engineer’s construction supplement report to be issued by the Independent Engineer with respect to the Senate Project.

“Interconnection Agreement” means ERCOT Standard Generation Interconnection Agreement, dated February 13, 2009, by and between Transmission Provider and Senate, as amended.

“Key Project Documents” for Senate means (a) the Interconnection Agreement, (d) the Turbine Supply Agreement, (e) the Energy Hedge Documents, (g) the O&M Agreement, and (f) the Real Property Documents relating to Senate or the Senate Project listed on Schedule 3.9.

“Major Project Participants” for Senate means (a) the Operator, (b) the Turbine Supplier, (c) the Transmission Provider, and (d) the Energy Hedge Provider.

“O&M Agreement” means the Amended and Restated Operation and Maintenance Agreement, dated as of March 8, 2012, by and between Operator and Senate, including all exhibits, schedules or other attachments thereto.

“Operator” means Gamesa Wind US, LLC.

“Transmission Consultant” means Garrad Hassan America, Inc.

“Transmission Consultant’s Report” means the Curtailment and Congestion Study for Senate Wind Farm, dated as of February 12, 2012, prepared by the Transmission Consultant for Senate.

“Transmission Provider” means Oncor Electric Delivery Company LLC.

“Turbine Supplier” means Gamesa Wind US, LLC.

“Turbine Supply Agreement” means the Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Turbine Supplier and Senate.

“Upstream Project Amount” has the meaning given thereto in Exhibit C.

“Wind Resource Consultant” means Garrad Hassan America, Inc.

“Wind Resource Report” means Assessment of the Energy Production of the Proposed Senate Wind Farm, dated February 14, 2012, prepared by the Wind Resource Consultant for Senate, and the Technical Note (Document No. 40730-USPTO-T-03), dated February 17, 2012.

Schedule 2.2(i)

Project Support Obligations

I.        Pocahontas Project

 a.     Letters of Credit

i. Interconnection Letter of Credit, in favor of MidAmerican Energy Company, originally as dated September 28, 2009, as amended, up to an aggregate amount of $734,780.	Construction

 II.        Sandy Ridge Project

 a.     Letters of Credit

i. Letter of Credit – in favor of Pennsylvania Game Commission, dated as of July 6, 2010, and up to an aggregate amount of $100,000.	Hybrid
ii. Letter of Credit – in favor of Pennsylvania Game Commission, dated as of July 6, 2010, and up to an aggregate amount of $10,000.	Construction
iii. Interconnection Letter of Credit, in favor of PJM, dated as of September 24, 2009, and up to an aggregate amount of $1,158,600.	Construction
iv. Letter of Credit, in favor of Synder Township, dated as of July 12, 2011, and up to the aggregate amount of $743,713. Also see Developer’s Agreement, dated July 5, 2011, by and between Snyder Township and Sandy Ridge, recorded in Snyder Township on July 29, 2011, relating to development obligations, including Sandy Ridge’s provision of a letter of credit in the amount of $743,713.	Operations
v. Letter of Credit in favor of Taylor Township, dated as of August 17, 2010, and in the aggregate amount of $459,000. Also see Final Sandy Ridge Decommissioning Plan for Taylor Township, dated March 2010, prepared by GAI Consultants, Inc., relating to decommissioning of the Sandy Ridge Project, including an estimate of the financial assurance required at decommissioning, in the amount of $917,999, pursuant to the Taylor Township Development Agreement. Further, also see Meeting minutes from Taylor Township, dated August 8, 2011, and accepting 25% decommissioning plans.	Operations
vi. Highway Occupancy Permit Letter of Credit, dated August 9, 2010, and up to an aggregate amount of $26,500. Construction phase where the full $26,500 is in effect	Construction
vi. Highway Occupancy Permit Letter of Credit, dated August 9, 2010, and up to an aggregate amount of $26,500. Operations phase where the amount can be reduced by 80%, to $5,300	Operations

vii. Letter of Credit, dated as of August 6th, 2010, in favor of Eva S. Beiler Testamentary Trust, and in the aggregate amount of $100,000, established pursuant to Section 3.06(a)(ii) of the Option Agreement and Lease and Easement Agreement, dated as of November 30, 2009, by and between Sandy Ridge and Eva S. Beiler Testamentary Trust.	Operations

 b.     Other

i. Comment moved to iv above	N/A
ii. Comment moved to v above	N/A
iii. Comment moved to v above	N/A
iv. Escrow Agreement, dated as of July 27, 2010, by Eva S. Beiler Testamentary Trust, Sandy Ridge, and National Penn Investors Trust Company, as escrow agent, relating to the escrow fund established on July 27, 2010, in the amount of $100,000, pursuant to Section 3.06(a)(i) of the Option Agreement and Lease and Easement Agreement, dated as of November 30, 2009, by and between Sandy Ridge and Eva S. Beiler Testamentary Trust.	Hybrid

III.        Minonk Project

 a.     To be Obtained

 Letters of Credit

i. Letter of Credit for Decommissioning Surety in favor of Woodford County and up to an aggregate amount of $3,013,875	Operations
ii. Letter of Credit for Decommissioning Surety in favor of Livingston County and up to an aggregate amount of $1,004,625	Operations
iii. Letter of Credit for Road Maintenance Agreement in favor of Woodford County and up to an aggregate amount of $1,065,593.20 which can be released 4 years after COD	Hybrid
iv. Letter of Credit for Road Maintenance Agreement in favor of Nebraska Township and up to an aggregate amount of $3,199,912 which can be released 3 years after COD	Hybrid
v. Letter of Credit for Road Maintenance Agreement in favor of Minonk Township and up to an aggregate amount of $915,741.60 which can be released 3 years after COD	Hybrid
vi. Letter of Credit for Road Maintenance Agreement in favor of Waldo Township and up to an aggregate amount of $47,520 which can be released 3 years after COD	Hybrid
NEW ITEM Interconnection Letter of Credit, in favor of PJM Interconnection LLC, $1,885,384.00	Construction

 Project Note and Security Documents

vii. Project Note evidencing construction loan debt in favor of Seller	Construction

viii. Minonk Construction Loan Security Agreement	Construction
ix. Minonk Construction Loan Pledge Agreement	Construction

IV.        Senate Project

 a.     In Effect

i. Letter of Credit – in favor of Oncor Electric Delivery Company LLC, dated as of August 2, 2011, and up to an aggregate amount of $7,901,000.	Construction

 b.     To be Obtained

 Project Note and Security Documents

i. Project Note evidencing construction loan debt in favor of Seller	Construction
ii. Senate Construction Loan Security Agreement	Construction
iii. Senate Construction Loan Pledge Agreement	Construction

Schedule 2.4

Energy Hedge Adjustments

Schedule 2.4

Project	Upstream Project Amount (US Dollars)	Fixed Price (US Dollars / MWh)	Energy Hedge Confirmation Price (US Dollars / MWh)	Change in Hedge Price (US Dollars / MWh)	Adjustment Multiple per US Dollars /[US Dollars /MWh]	Adjustment on Upstream Amount	Final Upstream Amount
	A	B	C	D = C - B	E	F = D x E	G = A + F
Senate	226.700.500	45,07			2.350.000
Minonk	199.896.333	35,73			2.607.500
Pocahontas	68.967.333	N/A	N/A	N/A	N/A	N/A
Sandy Ridge	61.873.833	50,80			552.000

Definitions:

C. Energy Hedge Confirmation Price Amounts in USD / MWh as per the Transaction Confirmation entered into in connection with each relevant Project

Schedule 3.3

Seller Consents

None, other than the following:

a.	Buyer FERC Section 203 Order

b.	The expiration of the applicable waiting period under the provisions of the Hart Scott Rodino Act

c.	A voluntary filing with the Committee on Foreign Investment in the United States (“CFIUS”)

Schedule 3.8

Licenses and Permits

I.    Pocahontas Project

Part A.     In Effect

i.	Special Exception Use Permits, dated December 21, 2010 and March 28, 2011, issued by the Zoning Board of Adjustment of Pocahontas County, Iowa, and relating to Pocahontas Project

ii.	Variances, dated December 21, 2010 and March 28, 2011, approved by the Zoning Board of Adjustment of Pocahontas County, Iowa, and relating to Pocahontas Project

iii.

Special Exception Use Permit and Variance, dated May 9, 2011, issued and approved by the Zoning Board of Adjustment of Pocahontas County, Iowa, and relating to meteorological towers for the Pocahontas Project

iv.

Building Permit Numbers 76-01 through and including 76-41, dated July 18, 2011, approved by Zoning Administrator of Pocahontas County, Iowa, relating to wind turbine generators and a substation for the Pocahontas Project

v.	Building Permits, dated various dates, approved by Zoning Administrator of Pocahontas County, Iowa, relating to meteorological towers for the Pocahontas Project

vi.

Road Agreement, dated as of March 30, 2010, by and between Pocahontas County Board of Supervisors, Pocahontas County Engineer (as defined therein), and Pocahontas Prairie Wind, LLC (f/k/a Pomeroy Wind Farm, LLC) recorded June 2, 2010, as Document 2010 633 in the Official Recorded of Pocahontas County

vii.	Approved Application for Permit to construct multiple access road entrances, dated February 16, 2012, by the Pocahontas County Engineer

viii.

Approval of Board of Supervisors of Pocahontas County, Iowa, acting as Trustees for Drainage Districts, dated August 2, 2011, relating to approval of construction plans for the Pocahontas Project and appointment of the drainage contractor

ix.	Agreement to Temporarily Fill Drainage Ditch for Heavy Machinery, dated September 13, 2011, by and between Pocahontas County Board of Supervisors and Pocahontas Prairie Wind, LLC

x.

Application and Agreement for Use of Highway Right of Way for Utilities Accommodation Permit #76U-2011-005 in the name of Pocahontas Prairie Wind, LLC, approved July 26, 2011 by the Iowa Department of Transportation

xi.

Application and Agreement for Use of Highway Right of Way for Utilities Accommodation Permit #76U-2011-006 in the name of Pocahontas Prairie Wind, LLC, approved July 26, 2011 by the Iowa Department of Transportation

xii.	Access Connection/Entrance Permit #76-2011-004 in the name of Larry Lundeen for Luella Lundeen Estate, approved July 26, 2011 by the Iowa Department of Transportation

xiii.	Access Connection/Entrance Permit #76-2011-005 in the name of Mildred A. Rosdail Managed by Hertz Farm Management Inc., approved July 26, 2011 by the Iowa Department of Transportation

xiv.	Access Connection/Entrance Permit #76-2011-003 in the name of Harold T. Olson and Virginia L. Olson, approved July 26, 2011 by the Iowa Department of Transportation

xv.

Application and Agreement for Use of Highway Right-of-Way for Utilities Accommodation, in the name of Pocahontas Prairie Wind, LLC, approved September 16, 2011, by the Iowa Department of Transportation, Permit #764-2011-008

xvi.	Wetland Delineation and Approval Request, dated November 22, 2010, prepared by Westwood Professional Service, Inc.

xvii.

Letter, dated January 19, 2011, from the Army Corps of Engineers to Gamesa Energy USA, LLC, relating to determination that the Pocahontas Project does not require a Department of the Army Section 404 Permit

xviii.	E-mail correspondence, dated June 15, 2011, from Army Corps of Engineers to Gamesa Energy USA, LLC, relating to absence of permit requirement for directionally boring under ditches

xix.	Letter, dated August 25, 2011, from the Army Corps of Engineers to Gamesa Energy USA, LLC, relating to certain determinations regarding the Pocahontas Project

xx.

Letter (“SHPO Letter”), dated February 25, 2010, from the State Historic Preservation Office (“SHPO”), to Gamesa Energy USA, LLC, recommending additional study of the Pocahontas Project Site; Phase I Cultural Resources Intensive Survey (“Cultural Survey”), dated May 6, 2011, prepared by Westwood Professional Services, in part in response to the SHPO Letter, and submitted by Pocahontas to the Army Corps of Engineers, which submitted the Cultural Survey to SHPO; and E-mail correspondence, dated August 25, 2011, from Army Corps of Engineers to Gamesa Energy USA, LLC, indicating Army Corps of Engineers’ receipt of SHPO concurrence with the Army Corps of Engineers’ “no adverse effect” determination regarding historic properties relating to the Pocahontas Project

xxi.	E-mail correspondence, dated May 25, 2011, from U.S. Fish and Wildlife Service to Gamesa Energy USA, LLC, relating to the Pocahontas Project

xxii.	Storm Water Pollution Prevention Plan, dated March 2011 and updated June 2011, prepared by Westwood Professional Services, Inc.

xxiii.

National Pollutant Discharge Elimination System (NPDES) General Permit No. 2 for Storm Water Discharge Associated with Construction Activities, effective October 1, 2007 through October 1, 2012, issued by Iowa Department of Natural Resources

xxiv.	FAA Determination of No Hazard for Wind Turbines A01 through and including A24, A26 through and including A41, SP4, SP5, SP6, SP7, and Met Towers PMM1, PMM2, PMM3 and PMM4

xxv.	Facility Crossing License Agreement dated June 2, 2011, between the Pocahontas Prairie and MidAmerican Energy Company

xxvi.	Access Connection/Entrance Permits #76-2011-004; #76-2011-005 #76-2011-003, July 26, 2011, granted by IDOT

xxvii.	Order Conditionally Accepting Amended and Restated Large Generator Interconnection Agreement for Filing, issued February 19, 2010, Docket No. ER10-495-000, by Federal Energy Regulatory Commission

xxviii.	Notice of Effectiveness of Exempt Wholesale Generator Status, issued by FERC on September 19, 2011

xxix.	Market Based Rate Authorization, issued July 26, 2011, by FERC, Docket No. ER11-3736-000 (unpublished letter order)

xxx.	FERC – Order Authorizing the Disposition of Facilities through Issuance of Securities issued December 27, 2011, Docket No. EC12-41-000

xxxi.	Permit for driveway access under March 30, 2010 Road Agreement with Pocahontas County Board of Supervisors and Pocahontas County Engineer dated February 16, 2012

xxxii.	Pocahontas County Utility in Road ROW Permit, dated February 29, 2012

xxxiii.

Application and Agreement for Use of Highway Right of Way for Utilities Accommodation Permit #76U-2011-008 in the name of Pocahontas Prairie Wind, LLC, approved September 16, 2011 by the Iowa Department of Transportation

Part B.      To be Obtained

i.	None.

II.     Sandy Ridge Project

Part A.     In Effect

i.

Pennsylvania Game Commission State Game Land No. 60, Special Use Permit No. NC-013-2010, dated March 1, 2010, together with Pennsylvania Game Commission State Game Land No. 60, Special Use Permit Appendix No. 1, dated as of February 25, 2010 (to be replaced by Right of Way license listed as Schedule 3.8, Section II, Part B, Item iii)

ii.

Pennsylvania Game Commission State Game Land No. 60 Temporary Right of Way Letter, together with conditions on Temporary Right of Way, both dated as of February 12, 2010

•   Irrevocable Standby Letter of Credit Number 839BGB1000114, dated July 6, 2010, in favor of the Pennsylvania Game Commission, up to an aggregate amount of $100,000.00, issued by Deutsche Bank AG, New York Branch

iii.

State Game Land No. 158 License for Right of Way, dated as of January 12, 2010, between the Pennsylvania Game Commission and Sandy Ridge Wind, LLC (to be replaced by Right of Way license listed as Schedule 3.8, Section II, Part B, Item iii)

iv.	Building Permit No. ST-11-15C to construct 16 Wind Turbines from Snyder Township, dated as of June 13, 2011

v.	Building Permit to construct meteorological tower from Snyder Township, dated June 21, 2011, Permit No. ST-11-16C

vi.

Letter regarding License for Right-of-Way, State Game Land Nos. 60 and 158, Centre and Blair Counties, Sub-account 90312006NC060, dated February 15, 2012, from Pennsylvania Game Commission to Gamesa Energy USA, LLC

vii.	Letter, dated May 12, 2009, from Snyder Township Board of Supervisors, advising that the Board moved to grant the waiver of Setback Ordinance 2008-2 subsection V(5)(g)(1)

viii.

Development Agreement, dated July 5, 2011, between Snyder Township and Sandy Ridge Wind, LLC, recorded July 29, 2011, as Instrument No. 201112902

•   Irrevocable Standby Letter of Credit Number 839BGB1100156, dated July 12, 2011, in favor of Snyder Township, up to an aggregate amount of $743,713.00, issued by Deutsche Bank AG, New York Branch

ix.	Letter, dated May 20, 2010, from Snyder Township Board of Supervisors, signed by the Chairman of the Board, granting conditional approval of the Land Development Plan

x.

Development Agreement and Permit, dated August 13, 2007, between Taylor Township and Gamesa Energy USA, LLC, as amended by that certain Amendment to Development Agreement and Permit, dated September 9, 2009, by and between Taylor Township and Gamesa Energy USA, LLC

•   Irrevocable Standby Letter of Credit Number 839BGB1000156, dated August 17, 2010, in favor of Taylor Township, up to an aggregate amount of $459,000.00, issued by Deutsche Bank AG, New York Branch

xi.	Taylor Township Road Occupancy Permit, for the benefit of Sandy Ridge Wind, LLC, dated as of August 10, 2009

xii.	Building Permit-No. T-0054, dated as of June 28, 2010, by Taylor Township in favor of Sandy Ridge Wind, LLC, for Substation

xiii.	Building Permit- No. T-0055, dated as of June 28, 2010, by Taylor Township in favor of Pennsylvania Electric Company, a FirstEnergy Company, for Three Ring Breaker

xiv.

Building Permits for Wind Turbine Sites S-17, S-18, S-19, S-20, S-21, S-22, S-23, S-24, and S-25, by Taylor Township in favor of Sandy Ridge Wind, LLC, each dated as of September 24, 2010, and each numbered T-0056

xv.	Building Permit, No. T-0057, dated as of September 24, 2010, by Taylor Township in favor of Sandy Ridge Wind, LLC, for Collection System

xvi.	Building Permit, No. T-0060, dated as of October 22, 2010, by Taylor Township in favor of Sandy Ridge Wind, LLC, Permanent Met Tower

xvii.

Resolution for Plan Revision for New Land Development, Resolution No. 2011-3, adopted July 11, 2011, by the Taylor Township Board of Supervisors, for the development of the Operations and maintenance Building

xviii.	Excess Maintenance Agreement, dated May 20, 2010, by and between Sandy Ridge Wind, LLC and Taylor Township

xix.

Letter, dated November 17, 2010, confirming the assignment of all rights, permits and approvals to Sandy Ridge Wind, LLC, from Gamesa Energy USA, LLC, acknowledged and approved by the Taylor Township Supervisors on November 23, 2010

xx.	Pennsylvania National Diversity Inventory Review (PNDI Number 20632), Appendix B - PNDI Agency Response, dated as of May 29, 2007

xxi.	Pennsylvania Department of Conservation and Natural Resources (PNDI Number 20632) Clearance Letter, dated as of June 8, 2010

xxii.

Timber Rattlesnake Report and Addendum, Pennsylvania Fish and Boat Commission Response (SRI# 33608), dated as of July 6, 2010, Clearance Letter, dated as of July 20, 2010, and Timber Rattlesnake Construction Monitoring Report

xxiii.	National Pollutant Discharge Elimination System (NPDES) Permit No. PAI 041409007, approved as of May 4, 2010, and all revisions to such permit

xxiv.	Highway Occupancy Permit No. 09020933, dated as of August 19, 2010, as extended and recorded • Irrevocable Standby Letter of Credit Number 839BGB1000144, dated August 9, 2010, in favor of

Commonwealth of Pennsylvania, Department of Transportation, up to an aggregate amount of $26,500.00, issued by Deutsche Bank AG, New York Branch

xxv.	Federal Aviation Administration, Notices of No Hazard, for Wind Turbines located on Sites: S-17, S-18, S-19, S-20, S-21, S-22, S-23, S-24 and S-25

xxvi.

Federal Aviation Administration, Phase II Determinations of No Hazard, for Wind Turbines located on Sites: S-1, S-3, S-4, S-5, S-6, S-7, S-8, S-9, S-11, S-12, S-13, S-14, S-15, S-16, S-2 (as revised) and S-10 (as revised)

xxvii.

Pennsylvania Bureau of Aviation, No Objection to Notices of Proposed Construction of Alteration-Off Airport, dated , August 20, 2010 and April 26, 2011, and agreed to December 5, 2011 between FAA and Gamesa Energy USA, LLC

xxviii.

Turbine Elevator Permits- Permits 201120283 through 201120286 (Phase I), and Permits 201120287 through 201120290 (Phase I), each dated as of September 7, 2011, with Stamped Drawings by the Pennsylvania Department of Labor and Industry

xxix.

Certificate of Use and Occupancy Permit No. T-0057, dated March 3, 2011, issued by Taylor Township in favor of Sandy Ridge Wind, LLC, to certify the installation of Wind Turbine Electrical Cables to Substation

xxx.	Certificate of Use and Occupancy Permit No. T-0054, dated March 3, 2011, issued by Taylor Township in favor of Sandy Ridge Wind, LLC, to certify the construction Sandy Ridge Substation

xxxi.

Certificate of Use and Occupancy Permits No. T-0056, dated November 8, 2011, issued by Taylor Township in favor of Sandy Ridge Wind, LLC, to certify the Installation of Wind Turbines S-17, S-18, S-19, S-20, S-21, S-22, S-23, S-24 and S-25

xxxii.	Certificate of Use and Occupancy Permit No. T-0060, dated March 11, 2011, issued by Taylor Township in favor of Sandy Ridge Wind, LLC, to certify the Installation of Meteorological Tower

xxxiii.	Federal Aviation Administration, Determination of No Hazard for Met Tower (Phase I – 263 feet above ground level), dated as of August 27, 2010

xxxiv.	Federal Aviation Administration, Determination of No Hazard for Met Tower SR – Perm Met Tower (Phase II – 335 feet above ground level), dated as of August 11, 2011

xxxv.

E-mail correspondence, dated October 27, 2011 and November 2, 2011, by and between a representative of the Snyder Township Board of Supervisors and Gamesa Energy USA, LLC on behalf of Sandy Ridge Wind, LLC, relating to final approval of all of the applications for commercial wind turbine permits for the Sandy Ridge Project

xxxvi.	Final Plan - Sandy Ridge Wind Farm Subdivision, dated December 20, 2010, recorded October 3, 2011, as Plat No. 00085-0014, with the Recorder of Deeds of Centre County

xxxvii.	Land Development Plan, Sandy Ridge Wind Farm Operations Building, Centre County, Pennsylvania (Centre County Planning Commission File No. 68-11), dated May 5, 2011

xxxviii.

Letter, dated October 5, 2011, granting conditional approval to commence construction for the Final Plan of the Sandy Ridge Wind Farm Operations and Maintenance Land Development (File No. 68-11) from the County of Centre Subdivision and Land Development Planner

xxxix.

Letter, dated December 22, 2011, from the County of Centre Subdivision and Land Development Planner, granting a second (2nd) extension for completion of the Final Plan of the Sandy Ridge Wind Farm Operations and Maintenance Land Development

xl.

Acknowledgement of Substation Minor Land Development for an Electrical Substation for the Sandy Ridge Wind Farm (Centre County Planning Commission File No. 88-10) per letter, dated June 22, 2010, from Centre County Subdivision and Land Development Planner

xli.	Land Development Plan, Sandy Ridge Wind Farm, Rush Township / Centre County, Pennsylvania, dated April 21, 2010 xlii.

Letter dated December 16, 2009, from the County of Centre Subdivision and Land Development Planner, regarding Final Land Development Plan (Centre County Planning Commission File No. 88-09), granting an extension for completion of land development proposal, and as further extended by those certain letters from the County of Centre Subdivision and Land Development Planner dated July 21, 2010, October 20, 2010, January 19, 2011, April 25, 2011, July 20, 2011, October 19, 2011, and January 19, 2012

xliii.

Notice Relating to Conditional Approval of Sandy Ridge Land Development Plan (Centre County Planning Commission File No. 88-09) by County of Centre Subdivision and Land Development Planner, dated April 23, 2010 xliv.

Letter, dated June 10, 2010, granting conditional approval to commence construction of the Final Plan of the Sandy Ridge Wind Farm Development proposal, Taylor Township portion (File No. 88-09) from the County of Centre Subdivision and Land Development Planner

xlv.	Letter, dated September 14, 2011, from the Pennsylvania Department of Environmental Protection, granting approval of sewage facilities for Operations and Maintenance Building

xlvi.	Memorandum of Understanding, dated May 24, 2011, by and between the County of Centre and Sandy Ridge Wind, LLC

xlvii.	Letter, dated August 28, 2009, granting conditional approval from the Blair County Planning Commission

xlviii.	Memorandum of Agreement, dated August 23, 2011, by and between FAA and Sandy Ridge Wind, LLC

xlix.	Non-Federal Reimbursable Agreement, dated September 15, 2011, by and between FAA and Sandy Ridge Wind, LLC

l.	Encroachment Permit by and between AT&T Corp and Sandy Ridge Wind, LLC, dated July 15, 2009, recorded September 25, 2009, with the Recorder of Deeds of Blair County, Instrument No. 200916596

li.

Email dated August 27, 2010, from Andy Gonsman, Resource Conservation Specialist, Blair County Conservation District, to Josh Framel, Project Manager, Gamesa Energy USA, confirming that the Blair County Conservation District has approved the Sandy Ridge Wind Farm Erosion and Sediment Control Plan dated April 27, 2010, including the construction sequence lii.

Letter, dated July 20, 2010, from Pennsylvania Fish & Boat Commission, Division of Environmental Services, Natural Diversity Section, to Shoener Environmental Inc. on behalf of Sandy Ridge Wind, LLC, relating to Secondary Species Impact Review for the timber rattlesnake, and other rare or protected species under Pennsylvania Fish and Boat Commission jurisdiction, and finding no likely adverse impact on protected species

liii.	Letter, dated April 1, 2010, from Pennsylvania Game Commission, to Shoener Environmental Inc. on behalf of Sandy Ridge Wind,

LLC, relating to potential impact to species and resources of concern under Pennsylvania Game Commission responsibility, and finding no likely adverse impact on protected species liv.

Letter, dated November 16, 2009, from U.S. Department of the Interior, Fish and Wildlife Service, to Gamesa Energy USA, LLC on behalf of Sandy Ridge Wind, LLC, relating to review of the Sandy Ridge Project for endangered and threatened species under the Endangered Species Act of 1973, and finding no likely adverse impact on protected species

lv.	Notice of Effectiveness of Exempt Wholesale Generator Status, issued by FERC on January 6, 2011

lvi.	Market Based Rate Authorization, issued December 2, 2010, by FERC, Docket No. ER11-113-000 (unpublished letter order)

lvii.	Minutes of Taylor Township, dated August 8, 2011, re motion to accept 25% Decommissioning Plan

lviii.	FERC – Order Authorizing the Disposition of Facilities through Issuance of Securities issued December 27, 2011, Docket No. EC12-41-000

lix.	Category 1 Status Authorization, issued January 9, 2012, by FERC, Docket Nos. ER12-570-000, ER12-571-000 (unpublished letter order)

lx.	Rush Township Final Land Development Plan Approval dated April 21, 2010 (Rush Township Board of Supervisors Final Plan Approval Statement – February 9, 2012)

lxi.	PHMC Response letter, dated May 2, 2007

lxii.	Bureau for Historic Preservation Clearance Letter, dated January 26, 2011

lxiii.	Letter from U.S. Dept of the Interior, Fish and Wildlife Service stating that additional access road is unlikely to adversely affect the Indiana bat, dated June 11, 2010

lxiv.	Erosion and Sediment Control Plan Approved by Pennsylvania Department of Environmental Protection, dated April 27, 2010

lxv.	Post-Construction Stormwater Management Plan Approved by Pennsylvania Department of Environmental Protection, dated May 4, 2010

lxvi.	Letter from Pennsylvania Department of Environmental Protection, Fish and Boat Commission to J. Framel granting two GP-5 utility line crossing waiver and attaching PASPGP-3, dated April 30, 2010

lxvii.	Pennsylvania Special Programmatic General Permit, PASPGP-3, dated April 30, 2010 lxviii.

Rush Township Letter confirming the proposed work in Rush Township will conform with Section 616, Storm Water management of the Rush Township Subdivision and Land Development Ordinance, dated April 30, 2010

Part B.      To be Obtained

i.	Final Elevator Permits

ii.	Centre County Final Land Development Plan Approval and Wind Farm Operations Building Land Development Approval

iii.

License for Right of Way, dated as of February [    ], 2012, State Game Land No.’s 60 and 158, Centre and Blair Counties, Subaccount 90312006NV060, issued by Pennsylvania Game Commission in favor of Sandy Ridge Wind, LLC

•   Fully executed easement agreements for the road right-of-ways across the “Nemish” and “Flanagan” properties (delivered to the Pennsylvania Game Commission as a condition to the License for Right of Way)

III. Minonk Project

Part A.      In Effect

i.	Illinois Department of Natural Resources state-wide permit for Rivers, Lakes and Streams, dated October 14, 2009

ii.	U.S. Army Corps of Engineers NWP 12 Approval, dated March 31, 2010

iii.	Illinois EPA Section 401 Water Quality Certification

iv.	Woodford County Ordinance 24-1700, relating to regulation of special use for wind energy conversion systems

v.	Woodford County Resolution 2008/09-068, approved July 20, 2010, by the Woodford County Board, concerning petition #2009-20-S, and granting a Special Use Permit for the Minonk Project

vi.

Woodford County Special Use Permit #2009-20-S approved July 20, 2010

•    Irrevocable Standby Letter of Credit Number 68064634, dated February 6, 2012, for the benefit of Woodford County, in an amount not exceeding $3,013,875.00, issued by Bank of America, N.A.

vii.	Woodford County Board Minutes, dated July 20, 2010, which approve Resolution #068 Special Use Conditions Minonk Wind, LLC in Woodford County

viii.	Woodford County Zoning Administrator’s Letter dated March 5, 2012, to Minonk Wind, LLC, Re: Minonk Winds, LLC and the Minonk Wind Power Project

ix.	Zoning Compliance Certificate for meteorological tower, dated June 26, 2007, from the Woodford County Zoning Administration

x.	Certificate of Occupancy for meteorological tower, dated July 11, 2008, under Building Permit No. 14885-08, from the Woodford County Zoning Administration

xi.	Certificate of Occupancy for meteorological tower, dated July 11, 2008, under Building Permit No. 14929-08, from the Woodford County Zoning Administration

xii.	Zoning Permit No. 15927-12, dated January 9, 2012, from the Woodford County Zoning Administration for substation parcel

xiii.	Erosion, Sediment, and Storm Water Control Permit Response, dated as of December 18, 2011, from the Peoria County Soil and Water Conservation District, as Transmitted to Woodford County

xiv.

Livingston County Ordinance No. 2010-06-34, passed June 24, 2010, by the County Board of Livingston County, Illinois, relating to the approval of Livingston County Zoning Case SU-3-09, and including Special Use Conditions, relating to the Minonk Project

•    Irrevocable Standby Letter of Credit Number 68064614, dated February 6, 2012, for the benefit of Livingston County, in an amount not exceeding $1,004,625.00, issued by Bank of America, N.A.

xv.

Agreement for Roadway Improvements and Maintenance, dated as of December 15, 2009, by and between Woodford County, Illinois and Minonk Wind, LLC

•    Irrevocable Standby Letter of Credit Number 68064616, dated February 6, 2012, for the benefit of Woodford County Engineer, in an amount not exceeding $1,065,593.20, issued by Bank of America, N.A.

xvi.	Agreement for Roadway Improvements and Maintenance, dated as of July 15, 2010, by and between Livingston County, Illinois and Minonk Wind, LLC

xvii.

Agreement for Roadway Improvements and Maintenance, dated as of July 12, 2010, by and between Nebraska Township Highway Commissioner and Minonk Wind, LLC

•    Irrevocable Standby Letter of Credit Number 68064636, dated February 6, 2012, for the benefit of Nebraska Township Highway Commissioner, in an amount not exceeding $915,741.60, issued by Bank of America, N.A.

xviii.

Agreement for Roadway Improvements and Maintenance, dated as of July 12, 2010, by and between Minonk Township Highway Commissioner and Minonk Wind, LLC

•    Irrevocable Standby Letter of Credit Number 68064612, dated February 6, 2012, for the benefit of Minonk Township Highway Commissioner, in an amount not exceeding $3,199,912.00, issued by Bank of America, N.A.

xix.

Agreement for Roadway Improvements and Maintenance, dated as of July 12, 2010, by and between Waldo Township Highway Commissioner and Minonk Wind, LLC

•    Irrevocable Standby Letter of Credit Number 68064617, dated February 6, 2012, for the benefit of Waldo Township Highway Commissioner, in an amount not exceeding $47,520.00, issued by Bank of America, N.A.

xx.	Notice of Intent, Minonk Substation-NPDES Permit

xxi.	Erosion, Sediment, and Storm Water Control Permits: 75 individual Permits for each Wind Turbine situated in Woodford County

xxii.	NPDES Notice of Intent, submitted to (a) Illinois Environmental Protection Agency, Erosion and Sediment Control Plan on February 13, 2012 and (b) Woodford County on February 15, 2012

xxiii.

Illinois Historic Preservation Agency confirmation, dated January 11, 2010, that no significant archeological resources are located in the project area and the project is in compliance with the Illinois Historic Resources Preservation Act

xxiv.

Illinois Historic Preservation Agency confirmation, dated August 16, 2010, that no significant historical architectural resources are located in the project area and the project is in compliance with the Illinois Historic Resources Preservation Act.

xxv.

Letters from U.S. Department of Commerce, National Telecommunications and Information Administration determining no concerns regarding radio frequency blockage, dated March 10, 2009 and October 7, 2009

xxvi.	Federal Aviation Administration, Notices of No Hazard, for Wind Turbines located on Sites: M01 through M100, PMM2, PMM3-B, PMM5-B, R01, R02, R03, R04 and R06

xxvii.	Building Permits

	1.	Minonk Project Substation: 1 Building Permit (Woodford County)

	2.	ComEd Interconnection Substation: 1 Building Permit (Woodford County)

	3.	Building Permit No. 14616-07, dated March 23, 2007, from the Woodford County Zoning Administration for the construction of meteorological tower

	4.	Building Permit Nos. 15939-12 through 16013-12, dated February 21, 2012, from the Woodford County Zoning Administration for the construction of wind turbines

	5.	Building Permit No. 1-21-08, dated April 9, 2008, from the Livingston County Regional Planning Commission for the construction of meteorological tower

	6.	Building Permit No. 14885-08, dated March 5, 2008, from the Woodford County Zoning Administration for the construction of meteorological tower

7.	Building Permit No. 14929-08, dated April 17, 2008, from the Woodford County Zoning Administration for the construction of meteorological tower

8.	Notice of Coverage under Construction Site Activity Storm Water General Permit – Minonk Substation, issued December 9, 2011

Part B.     To be Obtained

i.	Building Permits

	1.	Woodford County: 1 Building Permit-for O/M building situated in Woodford County

	2.	Livingston County: 25 Building Permits-one for each Wind Turbine situated in Livingston County

ii.	Exempt Wholesale Generator Status from FERC

iii.	Market Based Rate Authorization from FERC

iv.	Illinois Department of Transportation road crossing permits and driveway permits

v.	Air Quality Permits (for Concrete Batch Plant)

vi.	Authorization to construct access roads over Illinois jurisdictional waters (e.g., Statewide Permit No. 2)

vii.

A resolution confirming and amending Section 28 of the Woodford County Zoning Ordinance, duly adopted by the Woodford County, Illinois Board and which has become effective under all applicable Laws, creating an exception to the provisions of that certain Comprehensive Amendment to Section 28 of the Woodford County Zoning Ordinance pursuant to Resolution 2011/12 #023 which was passed by the Board on February 27, 2012 (the “Zoning Amendment”), for the Minonk Project or, alternatively, for any wind energy conversion system (as the term is defined therein, which, by such definition includes the Minonk Project) that had been issued a special use permit on or before the passage of the Zoning Amendment.

IV.    Senate Project

Part A.     In Effect

i.	Letter from Jack County Judge Mitchell Davenport, dated as of August 18, 2008, together with e-mail confirmation of July 19, 2010.

ii.	Letter from Young County Judge Stan Peavy, III, dated as of September 13, 2010

iii.	Texas Department of Transportation-Permit to Construct Access Service Driveway Facilities on Highway Right of Way, dated as of November 21, 2011

iv.	FAA Determination of No Hazard for SN1 through and including SN78

v.	FAA Determination of No Hazard for Met Tower PMM1, Met Tower PMM 2, Met Tower PMM3 and Met Tower Senate IV 80m

vi.	Correspondence from USFWS to SWCA Environmental Consultants, dated September 22, 2011, concurring that no take permit is required for Black-capped Vireos

vii.	Spill Prevention, Control, and Countermeasure Plan, dated April 2010, prepared by Miller Engineering Solutions

viii.	Stormwater Pollution Prevention Plan for the Senate Wind Farm Project, dated April 2010, prepared by SWCA Environmental Consultants

ix.	Letter, dated February 10, 2012, from the Jack County Judge certifying that substation property is not within a flood prone area

x.	Jack County Floodplain Development Permit – Wind Turbine Bases, dated February 10, 2012

xi.	Jack County Floodplain Development Permit – Substation, dated February 10, 2012

xii.	Permit to Construct Access Service Driveway Facilities on Highway Right of Way issued by the Texas Department of Transportation on February 16, 2012

xiii.	Letter, dated June 2, 2010, from U.S. Army Corps of Engineers relating to determination that the Senate Project does not require a Department of the Army Section 404 Permit.

xiv.

Texas Pollutant Discharge Elimination System Storm Water Construction General Permit number TXR15TM73, and related Notice of Intent submitted to Texas Commission on Environmental Quality, effective February 24, 2012

Part B.     To be Obtained

i.	Air Quality Permit from TCEQ (for Concrete Batch Plant)

ii.	Jack County Flood Plain Permit for O&M Building

iii.	Jack County Utility Crossing Permits (ministerial in nature)

iv.	Texas Department of Transportation Driveway Permits not yet obtained

v.	Texas Department of Transportation Utility Crossing Permits relating to the two cable crossings beneath FM1191

vi.	Exempt Wholesale Generator Status from FERC

vii.	Public Utilities Commission of Texas registration as a Power Generation Company

Schedule 3.9

Project Documents

Part A – Project Documents Other than Real Property Documents

I.	Pocahontas Project

a.	Purchase Agreement - Substation Switchgear Building, dated March 18, 2011 by and between Pocahontas Prairie Wind, LLC and Shallbetter, Inc., as amended by Change Order No. 1, dated on or about September 2, 2011

b.	Engineering Services Agreement - Wind Farm Substation Design, dated February 14, 2011, by and among Pocahontas Prairie Wind, LLC and Consulting Engineers Group, Inc.

c.	Professional Services Agreement - Health & Safety Consultant, dated June 27, 2011, by and among Pocahontas Prairie Wind, LLC (as Pomeroy Wind Farm, LLC) and Amerisafe Consulting & Safety Services.

d.	Professional Services Agreement - Quality Assurance/Quality Control Consultant, dated July 22, 2011, by and among Pocahontas Prairie Wind, LLC and Evolution Energy Group, LLC

e.	Standard Large Generator Interconnection Agreement (LGIA), dated September 8, 2006, by and between Pocahontas Prairie Wind, LLC (f/k/a Pomeroy Wind Farm, LLC) and MidAmerican Energy Company, as amended by Amended and Restated Standard Large Generator Interconnection Agreement, last signature date March 22, 2010, by and among Pocahontas Prairie Wind, LLC (f/k/a Pomeroy Wind Farm, LLC), MidAmerican Energy Company, and Midwest Independent Transmission System Operator, Inc

f.	Energy Management and Settlement Services Agreement, dated September 30, 2011, by and between Pocahontas Prairie Wind, LLC, and Tenaska Power Services Co.

g.	Road Agreement, dated March 30, 2010, by and between the Pocahontas County Board of Supervisors, the Pocahontas County Engineer, and Pocahontas Prairie Wind, LLC (f/k/a Pomeroy Wind Farm, LLC)

h.	Agreement to Temporarily Fill Drainage Ditch for Heavy Machinery Crossing, dated September 13, 2011, entered into by the Pocahontas County Board of Supervisors, the Calhoun County Board of Supervisors, and Pocahontas Prairie Wind, LLC

i.	Agreement for the Purchase of Equipment, dated March 02, 2011, by and between Pocahontas Prairie Wind, LLC, and ABB Inc.

j.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between, Gamesa Wind US, LLC and Pocahontas Prairie Wind, LLC

k.	Guarantee (TSA), dated March 8, 2012, made by Gamesa Eólica, S.L. Unipersonal in favor of Pocahontas Prairie Wind, LLC

l.	Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between, Gamesa Wind US, LLC and Pocahontas Prairie Wind, LLC

m.	Guarantee (OMA), dated March 8, 2012, made by Gamesa Eólica, S.L. Unipersonal in favor of Pocahontas Prairie Wind, LLC

n.	Balance of Plant Contract for Pocahontas, dated August 26, 2011 by and between Pocahontas Prairie Wind, LLC and M. A. Mortenson Company

o.	Guarantee, dated August 2011, made by Gamesa Energía, SA in favor of M. A. Mortenson Company

p.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Pocahontas Prairie Wind, LLC

q.	Guarantee (AMBOSA), dated March 8, 2012, made by Gamesa Eólica, S. L. Unipersonal in favor of Pocahontas Prairie Wind, LLC

II.	Sandy Ridge Project

a.	Interconnection Service Agreement, dated November 2, 2009, by and among PJM Interconnection, L.L.C., Sandy Ridge Wind, LLC, and Pennsylvania Electric Company, A First Energy Company, as amended by PJM Scope Change #Q36-SC1, PJM Scope Change #Q36-SC2, PJM Scope Change #Q36-SC3 and PJM Scope Change #Q36-SC4 (the “ISA”)

b.	Letter Agreement Relating to Settlement of Billing Dispute Concerning PJM Interconnection, L.L.C. Queue Project No. Q36, dated March 29, 2011, by and among Pennsylvania Electric Company, A First Energy Company, Sandy Ridge Wind, LLC and PJM Interconnection, L.L.C.

c.	Interconnection Construction Service Agreement, dated November 2, 2009, by and among PJM Interconnection, L.L.C., Sandy Ridge Wind, LLC, and Pennsylvania Electric Company, A First Energy Company

d.	Agreement for the Purchase of Equipment, dated June 11, 2010, by and between Sandy Ridge Wind, LLC as buyer, and ABB, Inc. as seller

e.	Substation Civil Works Contract, dated as of June 2, 2010, between Horst Construction Company and Sandy Ridge Wind, LLC

f.	Engineering, Procurement and Construction Agreement, dated as of August 30, 2010, by and between Sandy Ridge Wind, LLC and Blattner Energy, Inc., including all exhibits, schedules or other attachments thereto

g.	Engineering, Procurement and Construction Agreement, dated as of September 1, 2011, by and between Sandy Ridge Wind, LLC, the Delaney Group, Inc. and Tetra Tech, Inc., including all exhibits, schedules or other attachments thereto

h.	Guarantee, dated as of October 7, 2011, made by Gamesa Energy USA, LLC in favor of The Delaney Group, Inc.

i.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between, Gamesa Wind US, LLC and Sandy Ridge Wind, LLC

j.	Guarantee (TSA), dated March 8, 2012, made by Gamesa Eólica, S.L. Unipersonal in favor of Sandy Wind, LLC

k.	Amended and Restated Operation and Maintenance Agreement, dated as of March 8, 2012, by and between Gamesa Wind US, LLC and Sandy Ridge Wind, LLC

l.	Guarantee (OMA), dated March 8, 2012, made by Gamesa Eólica, S.L. Unipersonal in favor of Sandy Wind, LLC

m.	Agreement for the Purchase of Equipment, dated June 28, 2010, by and between Sandy Ridge Wind, LLC as buyer and Shallbetter, Inc. as seller

n.	Professional Services Agreement between Gamesa Energy USA, LLC and Customized Energy Solutions, Ltd., dated August 1, 2009, as supplemented by Task Order 2011-1221 for Sandy Ridge, dated December 21, 2011, between Customized Energy Solutions and Sandy Ridge Wind, LLC

o.	Professional Services Agreement dated May 11, 2007, by and between Sandy Ridge Wind, LLC and RETTEW

p.	Letter from PJM Interconnection, L.L.C. re Acceptance of commercial operation milestone pursuant to ISA Section 6.3(a), dated December 27, 2011

q.	DEP Grant Agreement by and between Sandy Ridge Wind, LLC and the Commonwealth of Pennsylvania, Department of Environmental Protection, Office of Energy and Technology Department, dated December 5, 2010

r.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC

s.	Guarantee (AMBOSA), dated March 8, 2012, made by Gamesa Eólica, S.L. Unipersonal in favor of Sandy Ridge Wind, LLC

III.	Minonk Project

a.	Purchase Agreement - Main Power Transformer, dated November 18, 2011, by and among Minonk Wind, LLC and ABB, Inc.

b.	Purchase Agreement - Live Tank Breaker, dated December 22, 2011, by and among Minonk Wind, LLC and Rumsey Electric Company

c.	Purchase Agreement - Dead Tank Breaker, dated December 22, 2011, by and among Minonk Wind, LLC and ABB, Inc.

d.	Engineering Services Agreement - Interconnection Substation Design, dated October 12, 2011, by and among Minonk Wind, LLC and Dashiell Corporation

e.	Engineering Services Agreement - Wind Farm Substation and Collection System Design, dated October 25, 2011, by and among Minonk Wind, LLC and Dashiell Corporation

f.	Professional Services Agreement - Civil Design, dated November 4, 2011, by and among Minonk Wind, LLC and Westwood Professional Services, Inc.

g.	Professional Services Agreement - Geotechnical Investigation, dated September 14, 2009, Minonk Wind, LLC and Terracon Consultants, Inc.

h.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Minonk Wind, LLC

i.	Guarantee (TSA), dated March 8, 2012, made by Gamesa Eólica, S.L. Unipersonal in favor of Minonk Wind, LLC

j.	Interconnection Service Agreement, dated February 22, 2012, among PJM Interconnection, L.L.C., Minonk Wind, LLC and Commonwealth Edison Company.

k.	Purchase Agreement - Substation Switchgear Building – dated as of February 6, 2012, between Minonk Wind, LLC and Shallbetter, Inc.

l.	Purchase Agreement - Interconnection Switchyard Control Center- dated as of January 27, 2012 between Minonk Wind, LLC and Northern Star Industries

m.	Limited Notice to Proceed 1 to Balance of Plant Contract dated February 10, 2012 between Minonk Wind, LLC and M.A. Mortenson Company

n.	Amended and Restated Operation and Maintenance Agreement, dated as of March 8, 2012, by and between Gamesa Wind US, LLC and Minonk Wind, LLC

o.	Guarantee (OMA), dated March 8, 2012, made by Gamesa Eólica, S.L. Unipersonal in favor of Minonk Wind, LLC

p.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Minonk Wind, LLC

q.	Guarantee (AMBOSA), dated March 8, 2012, made by Gamesa Eólica, S.L. Unipersonal in favor of Minonk Wind, LLC

IV.	Senate Project

a.	ERCOT Standard Generation Interconnection Agreement, dated February 13, 2009, by and between Oncor Electric Delivery Company LLC and Senate Wind, LLC, as amended

b.	Professional Services Agreement, dated December 8, 2011, by and between Gamesa Energy USA, LLC and DNV Renewables (USA) Inc.

c.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Senate Wind, LLC

d.	Guarantee (TSA), dated March 8, 2012, made by Gamesa Eólica, S.L. Unipersonal in favor of Senate Wind, LLC

e.	Amended and Restated Operation and Maintenance Agreement, dated as of March 8, 2012, by and between Gamesa Wind US, LLC and Senate Wind, LLC

f.	Guarantee (OMA), dated March 8, 2012, made by Gamesa Eólica, S.L. Unipersonal in favor of Sandy Wind, LLC

g.	Tax Abatement Agreement, dated July 11, 2011, by and between Young County, Texas and Senate Wind, LLC

h.	Tax Abatement Agreement, dated August 17, 2011, by and between Jack County, Texas and Senate Wind, LLC

i.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Senate Wind, LLC

j.	Guarantee (AMBOSA), dated March 8, 2012, made by Gamesa Eólica, S.L. Unipersonal in favor of Senate Wind, LLC

Part B – Project Documents that are Real Property Documents

I.	Pocahontas Project

1.

Unrecorded Lease and Easement Agreement dated October 30, 2006, by and between Brent Aden, Susan Aden and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 30, 2006, recorded December 11, 2006, Book 169, Page 318, as Document No. 2006-2037, as amended by that First Amendment to Lease and Easement Agreement dated October 30, 2006 by and between Brent F. Aden and Susan Aden and Navitas Energy, Inc., as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

2.	Assignment and Assumption Agreement, dated May 24, 2010, by and between Gamesa Energy USA, LLC as assignor, and Pomeroy Wind Farm, LLC as assignee.

3.	Facility Crossing License Agreement, dated June 2, 2011, by and between Pocahontas Prairie Wind, LLC as licensee, and MidAmerican Energy Company as licensor.

4.	Warranty Deed, dated May 28, 2011, by and between Pocahontas Prairie Wind, LLC, and Dwayne Aljets, recorded June 16, 2011, Document # 2011 857, Official Public Records, Pocahontas County, Iowa.

5.	Facility Crossing License Agreement, dated June 2, 2011, by and between Pocahontas Prairie Wind, LLC as licensee, and MidAmerican Energy Company as licensor.

6.

Unrecorded Lease and Easement Agreement dated October 30, 2006, by and between Wayne T. Aden, Marilyn Aden and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 30, 2006, recorded December 11, 2006, Book 169, Page 326, as Document No. 2006-2038, Official Public Records, Pocahontas County, Iowa; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 30, 2006, and as further amended by that certain Amendment to Lease and Easement Agreement, dated January 6,

2009, recorded January 20, 2009, Book 186, Page 927, as Document No. 2009-93 Official Public Records of Pocahontas County, Iowa, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by that certain Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as amended by that certain Third Amendment to Lease and Easement Agreement by and between Wayne T. & Marilyn M. Aden and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum to Third Amendment to Lease and Easement Agreement by and between Wayne T. & Marilyn M. Aden and Pocahontas Prairie Wind, LLC dated April 6, 2011, recorded on April 8, 2011 in Book 201, Pages 862-868 as Document No. 2011 463, Official Public Records, Pocahontas County, Iowa.

7.

Subordination and Nondisturbance Agreement by and between Prestage Farms of Iowa, LLC as easement holder, and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated April 12, 2010, recorded May 17, 2010, in Book 195, Page 720, as Document No. 2010 574, Official Public Records, Pocahontas County, Iowa.

8.

Consent, Nondisturbance and Attornment Agreement by and between Farm Credit Services of America, FLCA and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated April 8, 2010, recorded May 3, 2010, in Book 195, Page 486, Document # 2010 507, Official Public Records, Pocahontas County, Iowa.

9.

Unrecorded Lease and Easement Agreement dated October 30, 2006, by and between Brent Aden, Susan Aden and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 30, 2006, recorded December 11, 2006, Book 169, Page 318, as Document No. 2006-2037, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 30, 2006, and as further amended by that certain Second Amendment to Lease and Easement Agreement, dated April 13, 2011, by and between Pocahontas Prairie Wind, LLC (as successor in interest to Navitas Energy Inc.) and Brent Aden and Susan Aden, as evidenced by that certain Memorandum to Second Amendment to Lease and Easement Agreement, dated April 13, 2011, recorded April 26, 2011, Document # 2011 551, Official Public Records, Pocahontas County, Iowa, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

10.

Subordination and Nondisturbance Agreement by and between Prestage Farms of Iowa, LLC as easement holder, and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated April 12, 2010, recorded May 17, 2010, in Book 195, Page 710, as Document No. 2010 572, Official Public Records, Pocahontas County, Iowa.

11.

Consent, Nondisturbance, and Attornment Agreement, dated January 6, 2009, recorded February 27, 2009, Document # 2009 280, Official Public Records, Pocahontas County, Iowa, by and between Pomeroy Wind Farm, LLC, Farm Credit Services of America, FLCA and Brent and Susan Aden.

12.

Unrecorded Option Agreement and Lease and Easement Agreement dated June 30, 2009, by and between Brian T. Aden, S. Leslie Aden and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated June 30, 2009, recorded August 6, 2009, Book 190, Page 349, as Document No. 2009-1104, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, and as amended by First Amendment to Option Agreement and Lease and Easement Agreement, dated May 11, 2011 by and between Pocahontas Prairie Wind, LLC (as successor in interest to Gamesa Energy USA, LLC) and Brian T. Aden and S. Leslie Aden, as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, dated May 11, 2011, recorded on May 17, 2011 as Document Number 2011 697 in the Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

13.

Consent, Nondisturbance and Attornment Agreement by and between Citizens State Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated February 5, 2010, recorded March 22, 2010, in Book 194, Page 603, as Document No. 2010-307, Official Public Records, Pocahontas County, Iowa.

14.

Consent, Nondisturbance and Attornment Agreement by and between Citizens State Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated February 5, 2010, recorded March 22, 2010, in Book 194, Page 640, as Document No. 2010-313, Official Public Records, Pocahontas County, Iowa.

15.	Wind Farm Study and Cooperation Agreement, dated August 31, 2004, by and between Wayne and Marilyn Aden and Navitas Energy Inc.

16.	Additional Compensation for Surface Facilities Agreement, dated November 24, 2008, by and between Wayne and Marilyn Aden, and Pomeroy Wind Farm, LLC.

17.

Unrecorded Lease and Easement Agreement dated October 30, 2006, by and between Wayne T. and Marilyn Aden and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 30, 2006, recorded

December 11, 2006, Book 169, Page 326; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 30, 2006, as modified by Ratification of Lease Agreement recorded January 20, 2009, Book 186, Page 921, as Document No. 2009-91, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa, as amended by that certain Second Amendment to Lease and Easement Agreement, by and between Barry Aden and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum to Second Amendment to Lease and Easement Agreement dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 616-621, Document 2011 617, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

18.	Wind Farm Study and Cooperation Agreement, dated October 12, 2004, by and between Navitas Energy Inc. and Wayne and Marilyn Aden.

19.	Ratification of Lease Agreement, dated January 6, 2009, by and between Barry and Leah Aden, and Wayne T. and Marilyn Aden.

20.

Unrecorded Lease and Easement Agreement dated July 14, 2008, by and between Wayne & Marilyn Aden and Pomeroy Wind Farm, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement dated July 14, 2008, recorded August 28, 2008, Book 184, Page 193, as Document No. 2008-1316, Official Public Records, Pocahontas County, Iowa, as amended by unrecorded First Amendment to Lease and Easement Agreement, dated July 14, 2008 by and between Wayne T. Aden and Marilyn Aden and Navitas Energy, Inc., and as further amended by Second Amendment to Lease and Easement Agreement by and between Wayne T. & Marilyn M. Aden and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement recorded on April 8, 2011 in Book 201, Page 869-875, as Document No. 2011 464, Pocahontas County, Iowa. Additional Compensation for Surface Facilities Agreement, dated November 24, 2008; Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

21.	Additional Compensation for Surface Facilities Agreement, dated November 24, 2008, by and between Pomeroy Wind Farm, LLC and Wayne and Marilyn Aden.

22.

Unrecorded Option Agreement and Lease and Easement Agreement dated June 30, 2009, by and between Wayne T. Aden & Marilyn Aden and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated, June 30, 2009, recorded August 6,

2009, Book 190, Page 341, as Document No. 2009 -1103, as amended by Amendment to Option Agreement and Lease and Easement Agreement, dated August 14, 2009, recorded October 5, 2009, Document # 2009 1410, Official Public Records, Pocahontas County, Iowa, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa; as further amended by Second Amendment to Option Agreement and Lease and Easement Agreement by and between Wane T. & Marilyn M. Aden and Pocahontas Prairie Wind, LLC (as successor in interest to Gamesa Energy USA, LLC), as evidenced by Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement recorded on April 15, 2011 in Book 202, Page 89-93, as Document No. 2011 499, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

23.

Consent, Nondisturbance and Attornment Agreement by and between Pomeroy Wind Farm, LLC, Farm Credit Services of America and Wayne and Marilyn Aden, dated February 4, 2009, recorded February 27, 2009, Document No. 2009-277, Official Public Records, Pocahontas County, Iowa.

24.

Consent, Nondisturbance and Attornment Agreement by and between Pomeroy Wind Farm, LLC, Farm Credit Services of Midlands and Wayne and Marilyn Aden, dated February 4, 2009, recorded February 27, 2009, Book 187, Page 661, as Document No. 2009-278, Official Public Records, Pocahontas County, Iowa.

25.

Subordination and Nondisturbance Agreement by and between Prestage Farms of Iowa, LLC, and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated August 12, 2010, recorded September 9, 2010, in Book 197, Page 577, as Document No. 2010-1045, Official Public Records, Pocahontas County, Iowa.

26.	Wind Farm Study and Cooperation Agreement, dated August 12, 2004, by and between Navitas Energy Inc. and Craig and Lisa Aljets.

27.	Wind Farm Study and Cooperation Agreement, dated February 11, 2008, by and between Navitas Energy Inc. and Craig and Lisa Aljets.

28.

Unrecorded Lease and Easement Agreement dated December 12, 2006, by and between Craig Aljets and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 12, 2006, recorded January 17, 2007, Book 171, Page 50, as Document No. 2007-104, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated December 12, 2006 by and between Craig Aljets and Navitas Energy, Inc., as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as

Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as further amended by Second Amendment to Lease and Easement Agreement by and between Craig Aljets and Pocahontas Prairie Wind, LLC (as successor in interest to Navitas Energy Inc.), as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement recorded on April 15, 2011 in Book 202, Page 94-100, as Document No. 2011 500, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

29.	Additional Compensation for Surface Facilities Agreement, dated November 24, 2008, by and between Pomeroy Wind Farm, LLC. and Craig Aljets.

30.	Letter Agreement, dated December 4, 2006, between Navitas Energy Inc. and Craig Aljets, relating to the Lease and Easement Agreement to be entered into by Navitas Energy Inc. and Craig Aljets.

31.	Wind Farm Study and Cooperation Agreement, dated September 28, 2004, by and between Dwayne Aljets and Navitas Energy Inc.

32.

Unrecorded Lease and Easement Agreement by and between Dwayne Aljets and Navitas Energy, Inc., dated December 15, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 15, 2006, recorded January 11, 2007, in Book 170, Page 825, as Document No. 2007 55, Official Public Records, Pocahontas County, Iowa, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement dated December 15, 2006, and as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as further amended by Second Amendment to Lease and Easement Agreement by and between Dwayne Aljets and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement recorded on April 26, 2011 in Book 202, Page 301-306, as Document No. 2011 552, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

33.	Wind Farm Study and Cooperation Agreement, dated July 31, 2004, by and between Harry Aljets and Navitas Energy Inc.

34.

Unrecorded Lease and Easement Agreement dated October 30, 2006, by and between The Estate of Harry Aljets and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement, dated October 30, 2006, recorded

December 11, 2006, Book 169, Page 334, as Document No. 2006-2039, Official Public Records, Pocahontas County, Iowa, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 30, 2006, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa, and as further amended by that certain Second Amendment to Lease and Easement Agreement as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement by and between Kenneth Aljets (as successor in interest) and Pocahontas Prairie Wind, LLC recorded on May 17, 2011 in Book 203, Page 39, as Document No. 2011 698, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

35.	Letter Re: Additional Compensation-Surface Facilities, dated November 1, 2008, between Pomeroy Wind Farm, LLC, and Harry Aljets Estate, c/o Kenneth Aljets.

36.	Option Agreement, dated December 3, 2009, by and between Dwayne Aljets and Pomeroy Wind Farm, LLC.

37.	Wind Farm Study and Cooperation Agreement, dated July 6, 2004 by and between Robert L. Andrews and Navitas Energy Inc.

38.

Unrecorded Lease and Easement Agreement dated October 30, 2006, by and between Robert Andrews, Laura Andrews and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 30, 2006, recorded December 11, 2006, Book 169, Page 342, as Document No. 2006-2040, Official Public Records, Pocahontas County, Iowa, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement dated October 30, 2006, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as further amended by that certain Second Amendment to Lease and Easement Agreement by and between Robert & Laura Andrews and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum to Second Amendment to Lease and Easement Agreement by and between Robert & Laura Andrews and Pocahontas Prairie Wind, LLC dated April 6, 2011, recorded on April 8, 2011 in Book 201, Pages 876-882, as Document No. 2011 465, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

39.	Letter Re: Additional Compensation-Surface Facilities, dated November 24, 2008, between Pomeroy Wind Farm, LLC, and Robert and Laura Andrews.

40.	Wind Farm Study and Cooperation Agreement, dated August 10, 2004, by and between Beazly Group Inc. and Navitas Energy Inc.

41.	Exclusive Option to Purchase Real Estate, dated October 28, 2006, by and between Beazly Group Inc. and Navitas Energy, Inc.

42.

Unrecorded Lease and Easement Agreement dated September 14, 2006, by and between Beazly Group Inc. and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated September 14, 2006, recorded January 9, 2007, Book 170, Page 833, as Document No. 2007-56; Official Public Records, Pocahontas County, Iowa, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement dated November 6, 2006, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa, as further amended by that certain Amendment to Lease and Easement Agreement by and between Beazly Group Inc. and Pomeroy Wind Farm, LLC, dated January 15, 2009, recorded February 16, 2009, Book 187, Page 274, as Document No. 2009-190, Official Public Records, Pocahontas County, Iowa, and as further amended by that certain Third Amendment to Lease and Easement Agreement as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement by and between Beazly Group Inc. and Pocahontas Prairie Wind, LLC, recorded on April 26, 2011 in Book 202, Page 307, as Document No. 2011-553, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

43.	Letter Re: Additional Compensation-Surface Facilities, dated November 24, 2008, between Pomeroy Wind Farm, LLC and Beazly Group Inc.

44.

Consent, Nondisturbance and Attornment Agreement by and between United Bank of Iowa and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 740, as Document No. 2010 337, Official Public Records, Pocahontas County, Iowa.

45.

Unrecorded Option Agreement and Lease and Easement Agreement dated March 26, 2010, by and between James R. Behrens, Don N. Behrens, Jan D. Peterson and Pomeroy Wind Farm, LLC, a Delaware limited liability company, as evidenced by that certain

Memorandum of Option Agreement and Lease and Easement Agreement dated March 26, 2010, recorded April 20, 2010, in Book 195, Page 298, as Document No. 2010-449, Official Public Records, Pocahontas County, Iowa; as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between James R. Behrens, Don N. Behrens, Jan D. Peterson and Pocahontas Prairie Wind, LLC, recorded on June 8, 2011 in Book 203, Page 518, as Document No. 2011-811, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

46.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 10, 2009, by and between Dean Beneke, Jayne Beneke and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated July 10, 2009, recorded August 11, 2009, Book 190, Page 723, as Document No. 2009-1147, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 13, 2011, as evidenced by that certain Memorandum of First Amendment to Option and Lease and Easement Agreement by and between Dean Beneke and Jayne Beneke and Pocahontas Prairie Wind, LLC, recorded on April 26, 2011 in Book 202, Page 313, as Document No. 2011 554, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

47.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 10, 2009, by and between Paul Beneke, Marcia Beneke and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 10, 2009, recorded August 11, 2009, Book 190, Page 695, as Document No. 2009-1145, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa; as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement by and between Paul Beneke and Marcia Beneke and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement recorded on April 15, 2011 in Book 202, Page 101-105, as Document No. 2011 501, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

48.

Consent, Nondisturbance and Attornment Agreement by and between Pocahontas State Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 4, 2010, recorded March 22, 2010, in Book 194, Page 609, as Document No. 2010-308, Official Public Records, Pocahontas County, Iowa.

49.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 30, 2009, by and between Robert Beneke, Joyce Beneke and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 30, 2009, recorded October 5, 2009, Book 191, Page 938, as Document No. 2009-1414, re-recorded on July 21, 2010 in Book 196, Page 754 as Document No. 2010 834, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, and as re-recorded July 21, 2010, in Book 196, Page 754, as Document No. 2010 834, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, by and between Robert W. Beneke and Joyce A. Beneke and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement, recorded on April 26, 2011 in Book 202, Page 318, as Document No. 2011 555, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

50.

Unrecorded Lease and Easement Agreement dated February 17, 2007, by and between Marie Klaassen Life Estate et al and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 17, 2007, recorded April 3, 2007, Book 173, Page 41, as Document No. 2007-612; re-recorded July 9, 2007, in Book 175, Page 170, as Document No. 2007-1194; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement dated February 17, 2007, by and between Marie Klaassen Life Estate et al and Navitas Energy, Inc., as modified by Ratification of Lease Agreement recorded August 28, 2008, Book 184, Page 201, as Document No. 2008-1317, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

51.

Consent, Nondisturbance and Attornment Agreement by and between United Bank of Iowa and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 722, as Document No. 2010 334, Official Public Records, Pocahontas County, Iowa.

52.	Unrecorded Option Agreement and Lease and Easement Agreement dated July 10, 2009, by and between Dennis L. Buenting, Beverly J. Buenting, Phyllis Miller, Steven

Buenting and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated July 10, 2009, recorded August 11, 2009, Book 190, Page 738, as Document No. 2009-1148, Official Public Records, Pocahontas County, Iowa, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement by and between Dennis L. Buenting and Beverly J. Buenting, Phyllis Miller and Steven Buenting and Pocahontas Prairie Wind, LLC, dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 622-629, Document 2011 618, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

53.

Unrecorded Option Agreement & Lease & Easement Agreement dated July 10, 2009, by and between Mark D. Calmer and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement & Lease & Easement Agreement, dated July 10, 2009, recorded August 11, 2009, Book 190, Page 712, as Document No. 2009-1146, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated November 11, 2009, recorded in Book 193, Page 413, as Document No. 2009 1797, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated April 27, 2011, by and between Owner and Pocahontas Prairie Wind, LLC, as evidenced by that certain to Second Amendment to Option Agreement and Lease and Easement Agreement by and between Mark D. Calmer and Pocahontas Prairie Wind, LLC, dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 746-750, Document 2011 638, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

54.

Unrecorded Utility Easement Option and Agreement, by and between Gary R. Carter and Ruth Ann Carter as joint tenants and Pomeroy Wind Farm, LLC, a Delaware limited liability corporation, dated March 26, 2010, as evidenced by Memorandum of Utility Easement Option and Agreement, dated March 26, 2010, recorded April 20, 2010, in Book 195, Page 293, as Document No. 2010-448, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Utility Easement Option and Agreement, dated April 13, 2011, by and between Gary R. Carter and Ruth Ann Carter as joint tenants and Prairie Wind, LLC, as evidenced by Memorandum of First Amendment to Utility Easement Option and Agreement, dated April 13, 2011, recorded April 26, 2010, in Book 202, Page 323, as Document No. 2011-556, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-556, Official Public Records of Pocahontas County, Iowa.

55.	Termination of Cooperation Agreement, dated April 5, 2010, by and between Gary R. Carter a/k/a Gary Carter and Ruth Ann Carter and Power Partners, LLC.

56.

Setback Waver Agreement, dated May 3, 2011, by and between the City of Palmer and Pocahontas Prairie Wind, LLC, recorded May 17, 2011, Document # 2011 714, Official Public Records, Pocahontas County, Iowa.

57.	Wind Farm Study and Cooperation Agreement, dated November 22, 2004, by and between Gerd W. Clabaugh and Navitas Energy Inc.

58.

Unrecorded Lease and Easement Agreement dated November 28, 2006, by and between Marian Clabaugh and Gerd Clabaugh and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 28, 2006, recorded February 28, 2007, Book 172, Page 147, as Document No. 2007-370, Official Public Records, Pocahontas County, Iowa; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated November 28, 2006, as further amended by that certain Second Amendment to Lease and Easement Agreement, dated March 26, 2009, by and between Owner and Pomeroy Wind Farm, LLC, recorded April 16, 2009, Document # 2009 522, Official Public Records, Pocahontas County, Iowa, as modified by Ratification of Lease Agreement recorded April 16, 2009, Book 188, Page 494, as Document No. 2009-521, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa, and as further amended by that certain Third Amendment to Lease and Easement Agreement, by and between Gerd Clabough and Pocahontas Prairie Wind LLC, as evidenced Memorandum of Third Amendment to Lease and Easement Agreement, recorded May 17, 2011 in Book 203, Page 45, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

59.

Consent, Nondisturbance and Attornment Agreement by and between Pomeroy Wind Farm LLC, Farm Credit Services of America and Gerd Clabaugh, dated March 26, 2009, recorded April 16, 2009, Book 188, Page 480, as Document No. 2009-520, Official Public Records, Pocahontas County, Iowa.

60.	Letter Re: Additional Compensation-Surface Facilities, dated December 15 2008, between Pomeroy Wind Farm, LLC and Gerd Clabaugh.

61.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 20, 2009, by and between Randall L. Eichelberger and Cynthia A. Eichelberger, husband and wife, as tenants in common, and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 20, 2009, recorded August 11, 2009, Book 190, Page 539, as Document No. 2009-1132, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement dated April 27, 2011, by and between Randall L. Eichelberger & Cynthia A. Eichelberger and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 741-745, Document 2011 637, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

62.

Consent, Nondisturbance and Attornment Agreement by and between Manson State Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated February 12, 2010, recorded March 22, 2010, in Book 194, Page 615, as Document No. 2010-309, Official Public Records, Pocahontas County, Iowa.

63.	Wind Farm Study and Cooperation Agreement, dated August 29, 2004, by and between Irene R. Els and Jaci R. Els Imberger (“Owner”) and Navitas Energy Inc.

64.

Unrecorded Lease and Easement Agreement by and between Irene R. Els, Jacquelin E. Imberger and Navitas Energy, Inc., a Minnesota corporation, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated November 16, 2006, recorded January 9, 2007, in Book 170, Page 841, as Document 2007-57, Official Public Records of Pocahontas County, Iowa, as amended by that certain First Amendment to Lease and Easement Agreement, dated January 21, 2009, by and between Irene Els, Jacquelin Els and Pomeroy Wind Farm, LLC, a Delaware limited liability company, recorded March 19, 2009, in Book 187, Page 928, Official Public Records of Pocahontas County, Iowa, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa, as further amended by that certain Second Amendment to Lease and Easement Agreement by and between Irene Els & Jacquelin Els Imberger and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum to Second Amendment to Lease and Easement Agreement, dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 630-636, Document 2011 619, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

65.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 10, 2009, by and between Sam V. Elsen Subject to the Life Estate of Vernon A. Elsen & Vernon A. Elsen and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement & Lease & Easement Agreement dated July 10, 2009, recorded August 11, 2009, Book 190, Page 794, as Document No. 2009-1153, Official Public Records of Pocahontas County, Iowa, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, by and between Sam V. Elsen Subject to Life Estate of Vernon A. Elsen and Vernon A. Elsen and Vernon A. Elsen and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, recorded on May 17, 2011 as Document No. 2011-705, in Book 203, Page 78, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

66.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 7, 2009, by and between Vernon Elsen and Sue D. England, Joy L. Nixon and Jan L. Podolsky subject to the Life Estate of Vernon Elsen and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 7, 2009, recorded August 11, 2009, Book 190, Page 781, as Document No. 2009-1152, Official Public Records of Pocahontas County, Iowa, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, by and between Vernon Elsen & Sue D. England, Joy L. Nixon & Jan L. Podolsky Subject to Life Estate of Vernon Elsen and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, recorded on May 17, 2011 as Document No. 2011-700, in Book 203, Page 52, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

67.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 7, 2009, by and between Sue D. England subject to the Life Estate of Vernon A. Elsen & Vernon A. Elsen, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease & Easement Agreement dated July 7, 2009, recorded August 11, 2009, Book 190, Page 770, as Document No. 2009-1151, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official

Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, by and between Sue D. England Subject to Life Estate of Vernon A. Elsen and Vernon A. Elsen and Vernon A. Elsen and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, recorded on May 17, 2011 as Document No. 2011-701, in Book 203, Page 59, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

68.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 7, 2009, by and between Vernon Elsen & Joy L. Nixon Subject to the Life Estate of Vernon Elsen and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 7, 2009, recorded August 11, 2009, Book 190, Page 759, as Document No. 2009-1150, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, by and between Vernon Elsen and Joy L. Nixon Subject to Life Estate of Vernon A. Elsen and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, recorded on May 17, 2011 as Document No. 2011-702, in Book 203, Page 64, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

69.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 7, 2009, by and between Jan L. Podolsky subject to the Life Estate of Vernon A. Elsen and Vernon A. Elsen and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement & Lease & Easement Agreement, dated July 7, 2009, recorded August 11, 2009, Book 190, Page 477, as Document No. 2009-1129, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, by and between Jan L. Podolsky Subject to Life Estate of Vernon A. Elsen and Vernon A. Elsen and Vernon A. Elsen and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, recorded on May 17, 2011 as Document No. 2011-703, in Book 203, Page 69, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

70.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 23, 2009, by and between Sam V. Elsen and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 23, 2009, recorded August 11, 2009, Book 190, Page 595, as Document No. 2009-1137, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated May 11, 2011, by and between Sam V. Elsen and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, recorded on May 17 2011 as Document No. 2011-704, in Book 203, Page 74, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

71.

Unrecorded Option Agreement & Lease & Easement Agreement dated July 23, 2009, by and between Sam V. Elsen, Vernon A. Elsen and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement & Lease & Easement Agreement, dated July 23, 2009, recorded August 11, 2009, Book 190, Page 583, as Document No. 2009-1136, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, by and between Sam V. Elsen and Vernon A. Elsen and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, recorded on May 17, 2011 as Document No. 2011-706, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

72.	Wind Farm Study and Cooperation Agreement, dated July 13 2004, by and between Merlin Erickson (“Owner”) and Navitas Energy Inc.

73.	Wind Farm Study and Cooperation Agreement, dated September 14, 2004, by and between Merlin Erickson and Rubert Erickson (“Owner”) and Navitas Energy Inc.

74.

Unrecorded Lease and Easement Agreement dated October 31, 2006, by and between Merlin G. and J. Nadine Erickson and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 31, 2006, recorded December 11, 2006, Book 169, Page 350, as Document No. 2006-2041; Official Public Records of Pocahontas County, Iowa, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 31, 2006, as further amended by that certain Second Amendment to Lease and Easement Agreement, dated June 15, 2007, recorded July 9, 2007, Book 175, Page 158, as Document No. 2007-1192, Official Public Records of Pocahontas County, Iowa, as further amended by that certain

Third Amendment to Lease and Easement Agreement, dated July 23, 2010, by and between Merlin G and J. Nadine Erickson and Pomeroy Wind Farm, LLC, recorded, July 8, 2010, in Book 196, Page 560, as Document No. 2010-779, and re-recorded September 09, 2010, Document #2010 1040, Official Public Records, Pocahontas County, Iowa, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company, with an effective date of December 26, 2007 (Assignee), as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, as amended by that certain Amendment to Lease and Easement Agreement, recorded in Book 196, Page 556, as Document No. 2010 778, Official Public Records, Pocahontas County, Iowa; as amended by that certain Fourth Amendment to Lease and Easement Agreement by and between Merlin G. & Nadine Erickson and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum to Fourth Amendment to Lease and Easement Agreement by and between Merlin G. & Nadine Erickson and Pocahontas Prairie Wind, LLC dated April 6, 2011, recorded on April 8, 2011 in Book 201, Pages 883-889, as Document No. 2011 466, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

75.	Wind Farm Study and Cooperation Agreement, dated July 20, 2004, by and between Rubert Erickson (“Owner”) and Navitas Energy Inc.

76.

Unrecorded Lease and Easement Agreement dated October 31, 2006, by and between Rubert and Doris Erickson and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated October 31, 2006, recorded December 11, 2006, Book 169, Page 358, as Document No. 2006-2042, Official Public Records of Pocahontas County, Iowa; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement dated October 31, 2006, as further amended by that certain Second Amendment to Lease and Easement Agreement, dated January 6, 2009, by and between Rubert and Doris Erickson and Pomeroy Wind Farm, LLC, recorded January 20, 2009, Book 186, Page 924, as Document No. 2009-92; as modified by Ratification of Lease Agreement dated April 23, 2007, recorded May 25, 2007, Book 174, Page 250, as Document No. 2007-963, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as further amended by that certain Third Amendment to Lease and Easement Agreement by and between Robert & Doris Erickson and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of Third Amendment to Lease and Easement Agreement recorded on April 15, 2011 in Book 202, Page 106-112, as Document No. 2011 502, Pocahontas County, Iowa. Notice

of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

77.	Letter Re: Additional Compensation-Surface Facilities, dated November 24 2008, between Pomeroy Wind Farm, LLC and Rubert Erickson.

78.

Unrecorded Option Agreement & Lease & Easement Agreement dated July 6, 2009, by and between Dennis D. Essing and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement & Lease & Easement Agreement dated July 6, 2009, recorded August 6, 2009, Book 190, Page 405, as Document No. 2009-1110, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, and as re-recorded July 21, 2010, in Book 196, Page 743, as Document No. 2010 833, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, by and between Dennis D. Essing and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, recorded on April 26, 2011 as Document No. 2011-557, in Book 202, Page 330, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

79.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 8, 2009, by and between Mark N. Essing, Patricia J. Essing and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 8, 2009, recorded October 5, 2009, Book 191, Page 908, as Document No. 2009-1411, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, by and between Mark N. Essing & Patricia J. Essing and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, recorded on April 26, 2011 as Document No. 2011-558, in Book 202, Page 335, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

80.

Consent, Nondisturbance and Attornment Agreement by and between Heartland Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated February 26, 2010, recorded March 22, 2010, in Book 194, Page 621, as Document No. 2010 310 Official Public Records, Pocahontas County, Iowa.

81.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 14, 2009, by and between Mary Essing, a/k/a Mary M. Essing and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 14, 2009, recorded August 11, 2009, Book 190, Page 528, as Document No. 2009-1131, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 27, 2011, by and between Mary Essing a/k/a Mary M. Essing and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement, dated April 27, 2011, recorded on May 4, 2011 in Book 202, Page 637-640, Document 2011 620, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

82.

Consent, Nondisturbance and Attornment Agreement by and between United Bank of Iowa and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 728, Official Public Records, Pocahontas County, Iowa.

83.	Wind Farm Study and Cooperation Agreement, dated October 20, 2004, by and between Fischer Farms (“Owner”) and Navitas Energy Inc.

84.

Unrecorded Lease and Easement Agreement dated February 21, 2007, by and between John B. Fischer et al and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 21, 2007, recorded March 12, 2007, Book 172, Page 355, as Document No. 2007-440, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated February 21, 2007, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa, as further amended by that certain Second Amendment to Lease and Easement Agreement, dated April 13, 2011, by and between John B. Fischer, et al (aka Fischer Farms) and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum to Second Amendment to Lease and Easement Agreement, dated April 13, 2011 and recorded on April 26, 2011 in Book 202, Page 340-351, Document 2011 559, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

85.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Glenn E. Gesell, Joyce M. Gesell and Gamesa Energy USA, LLC, dated July 6, 2009, as evidenced by Memorandum of Option Agreement & Lease & Easement Agreement dated July 6, 2009, recorded August 6, 2009, Book 190, Page 328, as Document No. 2009- 1102, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, as amended by that certain Amendment to Option to Lease and Easement Agreement, recorded September 9, 2010, in Book 197, Page 566, as Document No. 2010 1043, Official Public Records, Pocahontas County, Iowa, as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, as evidenced by that certain Memorandum to Second Amendment to Option Agreement and Lease and Easement Agreement, by and between Glenn E. Gesell & Joyce M. Gesell and Pocahontas Prairie Wind, LLC, dated April 27, 2011, and recorded on May 4, 2011 in Book 202, Page 641-645, Document 2011 621, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

86.

Unrecorded Lease and Easement Agreement dated February 26, 2007, by and between Loren Gnewuch, Susan Gnewuch and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 26, 2007, recorded April 3, 2007, Book 173, Page 33, as Document No. 2007-611; as re-recorded January 20, 2009, Book 186, Page 901, as Document No. 2009-89, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated February 26, 2007, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as modified by that certain Ratification of Lease Agreement, dated November 22, 2010, by and between Brent and Susan Aden, Loren and Susan Gnewuch and Gamesa Energy USA, recorded March 1, 2011, Document #2011 241, Official Public Records, Pocahontas County, Iowa, and as further amended by that certain Second Amendment to Lease and Easement Agreement by and between Loren & Susan Gnewuch and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum to Second Amendment to Lease and Easement Agreement, dated April 6, 2011, recorded on April 8, 2011 in Book 201, Pages 890-896, as Document No. 2011 467, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

87.

Unrecorded Option Agreement & Lease and Easement Agreement dated July 20, 2009, by and between Steve H. Gutz and Ronald Gutz, subject to Life Estate of Mildred E. Gutz and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement & Lease & Easement Agreement dated July 20, 2009, recorded

October 5, 2009, Book 191, Page 917, as Document No. 2009-1412, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa; as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement by and between Steven H. Gutz and Kimberly Gutz as joint tenants as and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, recorded on April 15, 2011 in Book 202, Page 118-122, as Document No. 2011 504, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

88.

Unrecorded Option Agreement & Lease & Easement Agreement dated July 15, 2009, by and between Steven and Kimberly Gutz and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement & Lease & Easement Agreement, dated July 15, 2009, recorded August 11, 2009, Book 190, Page 493, as Document No. 2009- 1130, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa; as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement by and between Steven H. & Kimberly Gutz and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement recorded on April 15, 2011 in Book 202, Page 113-117, as Document No. 2011 503, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

89.

Consent, Nondisturbance and Attornment Agreement by and between Heartland Bank (f/k/a Somers Savings Bank) and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated February 26, 2010, recorded March 22, 2010, in Book 194, Page 627, as Document No. 2010 311, Official Public Records, Pocahontas County, Iowa.

90.

Consent, Nondisturbance and Attornment Agreement by and between Heartland Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated February 26, 2010, recorded March 22, 2010, in Book 194, Page 633, as Document No. 2010-312, Official Public Records, Pocahontas County, Iowa.

91.	Staging Area Agreement, dated June 1, 2011, by and between Steven H. Gutz and Kimberly Gutz and Pocahontas Prairie Wind, LLC.

92.

Unrecorded Utility Easement Option & Agreement dated September 8, 2009, by and between Arvis Hair Revocable Trust and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Utility Easement Option & Agreement, dated September 8, 2009, recorded October 27, 2009, Book 192, Page 309, as Document No. 2009-1514, as assigned by that certain Assignment and Assumption Agreement, dated to be effective

May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, by and between Arvis Hair Revocable Trust and Pocahontas Prairie Wind, LLC, dated April 13, 2011, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, recorded on April 26, 2011 in Document No. 2011-560, Book 202, Page 352, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

93.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Eric Hanson, Dale A. Hanson & Heidi Hanson-Brock, and Pomeroy Wind Farm, LLC, a Delaware limited liability company, as evidenced by Memorandum of Option Agreement and Lease & Easement Agreement, dated October 14, 2009, recorded November 12, 2009, in Book 192, Page 647, as Document No. 2009 1602, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

94.	Wind Farm Study and Cooperation Agreement, dated August 16, 2004, by and between Glen Hanson and Gary Hanson and Navitas Energy Inc.

95.	Wind Farm Study and Cooperation Agreement, dated August 16, 2004, by and between Glen and ReNay Hanson, and Navitas Energy Inc.

96.

Exclusive Option to Purchase Real Estate, dated April 26, 2005, by and between Glen and ReNay Hanson and Navitas Energy, Inc., as evidenced by that certain Memorandum of Agreement to Option to Purchase Real Estate, dated October 26, 2007, recorded November 21, 2007, Document # 2007 1838, Official Public Records, Pocahontas County, Iowa.

97.

Unrecorded Lease and Easement Agreement, dated October 20, 2006, by and between Glen Hanson, ReNay Hanson and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 20, 2006, recorded December 11, 2006, Book 169, Page 366, as Document No. 2006-2043; as amended by that certain First Amendment to Lease and Easement Agreement, dated October 20, 2006, as further amended by Amendment to Lease and Easement Agreement by and between Glen Hanson, ReNay Hanson and Pomeroy Wind Farm, LLC, dated January 15, 2009, recorded February 16, 2009, Book 187, Page 297, as Document No. 2009-197, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by that certain Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa, as further amended by that certain Third Amendment to Lease and Easement Agreement, dated April 27, 2011, by and between Pocahontas Prairie Wind, LLC, and Glen & ReNay Hanson, as evidenced by that certain Memorandum to Third Amendment to Lease and Easement Agreement, dated April 27, 2011, recorded May 4, 2011 in Book 202, Page 646-652, Document 2011 622, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

98.	Wind Farm Study and Cooperation Agreement, dated August 18, 2004, by and between Ronald W. and Sharon K. Hanson, and Navitas Energy Inc.

99.

Unrecorded Lease and Easement Agreement dated December 4, 2006, by and between Ronald W. Hanson, Sharon K. Hanson and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 4, 2006, recorded January 9, 2007, Book 170, Page 849, as Document No. 2007-58; as amended by the certain unrecorded First Amendment to Lease and Easement Agreement, dated December 4, 2006, as further amended by that certain Amendment to Lease and Easement Agreement, dated November 12, 2007, recorded December 5, 2007, Book 177, Page 498, as Document No. 2007-1891; as further amended by that certain Amendment to Lease and Easement Agreement, dated January 30, 2009, recorded February 27, 2009, Book 187, Page 571, as Document No. 2009-271, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by that certain Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. as further amended by that certain Fourth Amendment to Lease and Easement Agreement, by and between Ronald & Sharon Hanson and Pocahontas Prairie Wind, LLC, dated April 27, 2011, as evidenced by that certain Memorandum to Fourth Amendment to Lease and Easement Agreement, dated April 27, 2011, recorded on May 4, 2011 in Book 202, Page 653-659, Document 2011 623, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

100.

Consent, Nondisturbance, and Attornment Agreement, dated January 30, 2009, by and between Pomeroy Wind Farm, LLC, Rolfe State Bank, and Ronald and Sharon Hanson, recorded February 28, 2009, Document # 2009 272, Official Public Records, Pocahontas County, Iowa.

101.

Utility Easement Option & Agreement, by and between Duane Harryman and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, as evidenced by that certain Memorandum of Utility Easement Option & Agreement, March 11, 2010, recorded March 26, 2010, in Book 194, Page 784, as Document 2010-345, Official Public Records, Pocahontas County, Iowa, as amended by that certain First

Amendment to Utility Easement Option and Agreement, dated May 11, 2011, by and between Duane R. Harryman and Prairie Wind, LLC, as evidenced by that certain Memorandum of First Amendment to Utility Easement Option and Agreement, dated May 11, 2011, recorded May 17, 2010, in Book 203, Page 88, as Document No. 2010- 707, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

102.

Unrecorded Lease and Easement Agreement dated October 31, 2006, by and between Earl and Marlys Hartman and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 31, 2006, recorded December 11, 2006, Book 169, Page 374, as Document No. 2006-2044, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 31, 2006, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as further amended by that certain Second Amendment to Lease and Easement Agreement by and between Marlys and Earl Hartman and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum to Second Amendment to Lease and Easement Agreement, dated April 6, 2011, recorded on April 8, 2011 in Book 201, Pages 897-903, as Document No. 2011 468, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

103.	Wind Farm Study and Cooperation Agreement, dated July 1, 2004, by and between Navitas Energy Inc. and Melvin and Rozella Hartman (as trustees on behalf of Melvin and Rozella Hartman Family Trust).

104.

Unrecorded Lease and Easement Agreement dated October 16, 2006, by and between Melvin and Rozella Hartman Family Trust, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 16, 2006, recorded December 11, 2006, Book 169, Page 382, as Document No. 2006-2045; as corrected by Instrument recorded July 9, 2007, Book 175, Page 161, as Document No. 2007-1193; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 16, 2006, as further amended by that certain Amendment to Lease and Easement Agreement, dated January 15, 2009, recorded February 16, 2009, Book 187, Page 303, as Document No. 2009-199, Official Public Records of Pocahontas County, Iowa, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16,

2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as further amended by that certain Third Amendment to Lease and Easement Agreement by and between Melvin & Rozella Hartman Family Trust and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement recorded on April 15, 2011 in Book 202, Page 123-129, as Document No. 2011 505, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

105.

Consent, Nondisturbance, and Attornment Agreement dated January 15, 2009, by and between Pomeroy Wind Farm, LLC, Great Western Bank, and Melvin and Rozella Hartman (as Trustees under trust agreement dated February 13, 1998), recorded February 27, 2009, Document # 2009 273, Official Public Records, Pocahontas County, Iowa.

106.	Termination of Cooperation Agreement, dated March 1, 2010, by and between Power Partners Midwest LLC and Melvin and Rozella Hartman (as Trustees under trust agreement dated February 13, 1998).

107.	Letter Re: Additional Compensation-Surface Facilities, dated November 24, 2008, between Pomeroy Wind Farm, LLC, and Melvin and Rozella Hartman Family Trust.

108.

Utility Easement Option and Agreement as evidenced by Memorandum or Utility Easement Option & Agreement by and between Dale Hartman, Marlene Nimke, Melinda Habben, and Pocahontas Prairie Wind LLC, recorded June 8, 2011, in Book 203, Page 563, as Document No. 2011-818, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

109.	Wind Farm Study and Cooperation Agreement, dated November 25, 2003, by and between William W. Havlik and Navitas Energy Inc.

110.	Wind Farm Study and Cooperation Agreement, dated November 25, 2007, by and between William W. Havlik and Navitas Energy Inc.

111.

Unrecorded Utility Easement Option and Agreement by and between Larry and Marilyn Hawbaker Revocable Trust and Gamesa Energy USA, LLC, dated December 3, 2009, as evidenced by Memorandum of Utility Easement and Option and Agreement, dated December 3, 2009, recorded January 27, 2010, in Book 193, Page 826, as Document No. 2010 91, Official Public Records of Pocahontas County, Iowa, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Utility Easement Option and Agreement, dated April 27, 2011, by and between Pocahontas Prairie Wind, LLC, and Larry and Marilyn Hawbaker Revocable Trust, as evidenced by that certain Memorandum to First Amendment to Utility Easement Option

and Agreement, dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 660-666, Document 2011 624, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

112.	Wind Farm Study and Cooperation Agreement, dated July 5, 2004, by and between Navitas Energy Inc. and Jerome and Mary Seifried as trustees for Seifried Family Trust.

113.

Unrecorded Lease and Easement Agreement dated September 14, 2006, by and between Hegman LLLP and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated September 14, 2006, recorded December 11, 2006, Book 169, Page 390, as Document No. 2006-2046; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 18, 2006, as further amended by that certain Amendment to Lease and Easement Agreement, dated January 15, 2009, recorded February 16, 2009, Book 187, Page 290, as Document No. 2009-195, Official Public Records of Pocahontas County, Iowa, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as further amended by Third Amendment to Lease and Easement Agreement by and between Hegman LLLP and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement recorded on April 15, 2011 in Book 202, Page 142-148, as Document No. 2011 508, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

114.	Letter Re: Additional Compensation-Surface Facilities, dated November 24, 2008, between Pomeroy Wind Farm, LLC, and Hegman LLLP.

115.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Leona M. Heinze and Gamesa Energy USA, LLC, dated July 20, 2009, as evidenced by Memorandum of Option Agreement & Lease & Easement Agreement dated July 20, 2009, recorded August 11, 2009, Book 190, Page 553, as Document No. 2009-1133, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa; as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Leona M. Heinze and Pocahontas Prairie Wind, LLC, recorded on June 8, 2011 in Book 203, Page 525, as Document No. 2011-812, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

116.	Wind Farm Study and Cooperation Agreement, dated July 20, 2004, by and between Navitas Energy Inc. and Prendergast Farms.

117.

Unrecorded Lease and Easement Agreement dated September 17, 2006, by and between Audrey Ann Herbers, Patricia Herrmann, Jean Prendergast and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated September 17, 2006, recorded December 11, 2006, Book 169, Page 398, as Document No. 2006-2047; as amended by unrecorded First Amendment to Lease and Easement Agreement, dated November 21, 2006, as further amended by Amendment to Lease and Easement Agreement recorded February 16, 2009, Book 187, Page 269, as Document No. 2009-189, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as amended by Third Amendment to Lease and Easement Agreement as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement by and between Audrey Ann Herbers, Patricia Herrmann & Jean Pendergast and recorded on June 8, 2011 in Book 203, Page 529, as Document No. 2011-813, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

118.	Letter Re: Additional Compensation-Surface Facilities, dated December 1, 2008, between Pomeroy Wind Farm, LLC, and Audrey Ann Herbers, Patricia Herrmann & Jean Pendergast.

119.

Unrecorded Option Agreement and Lease and Easement Agreement dated August 7, 2009, by and between Anthony Janssen, Betty Lu Janssen and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated August 7, 2009, recorded October 27, 2009, Book 192, Page 262, as Document No. 2009-1509, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa; as further amended by First Amendment to Option Agreement and Lease and Easement Agreement by and between Anthony Janssen & Betty Lu Janssen and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement recorded on April 15, 2011 in Book 202, Page 130-134, as Document No. 2011 506, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

120.

Unrecorded Lease and Easement Agreement dated October 31, 2006, by and between Rubert and Doris Erickson and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated October 31, 2006, recorded December 11, 2006, Book 169, Page 358, as Document No. 2006-2042; as amended by Amendment to Lease and Easement Agreement recorded January 20, 2009, Book 186, Page 924, as Document No. 2009-92; as modified by Ratification of Lease Agreement dated April 23, 2007, recorded May 25, 2007, Book 174, Page 250, as Document No. 2007-963, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as further amended Second Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Rubert & Doris Erickson ratified by Gayle Johnson and Pocahontas Prairie Wind, LLC, recorded on April 26, 2011 as Document No. 2011-561, in Book 202, Page 358 Official Public Records, Pocahontas County, Iowa; as further amended by that certain Third Amendment to Lease and Easement Agreement by and between Robert & Doris Erickson and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement recorded on April 15, 2011 in Book 202, Page 106-112, as Document No. 2011 502, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

121.

Unrecorded Utility Easement Option and Agreement by and between Darrell W. Kaufman, Trustee of the Darrell W. Kaufman Trust, Charlene J. Gengler and Curtis J. Kaufman and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated July 14, 2010, as evidenced by Memorandum of Utility Easement and Option and Agreement, dated July 14, 2010, recorded July 21, 2010, in Book 196, Page 731, as Document No. 2010 831, Official Public Records, Pocahontas County, Iowa. First Amendment to Utility Easement Option and Agreement, as evidenced by Memorandum of First Amendment to Utility Easement Option and Agreement, by and between Darrell W. Kaufman, Trustee of the Darrell W Kaufman Trust dated August 4, 1990 as to an undivided  1/2 interest, Charlene J. Gengler as to an undivided  1/4 interest and Curtis J. Kaufman as to an undivided  1/4 interest and Prairie Wind, LLC, recorded May 17, 2010, in Book 203, Page 94, as Document No. 2010-708, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

122.	Wind Farm Study and Cooperation Agreement, dated September 10, 2004, by and between Navitas Energy Inc. and Corliss and Curtis Klaassen.

123.

Unrecorded Lease and Easement Agreement dated January 18, 2007, by and between Corliss Klaassen, Curtis Klaassen, Cletus Klaassen, Gary Klaassen and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 18, 2007, recorded March 12, 2007, Book 172, Page 366, as Document No. 2007-441; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated January 18, 2007; as amended by Amendment to Lease and Easement Agreement recorded February 16, 2009, Book 187, Page 263, as Document No. 2009-188, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa. Third Amendment to Lease and Easement Agreement as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement by and between Corliss Klaassen, Cletus Klaassen, Gary Klaassen & Curtis Klaassen recorded on July 12, 2011, in Document No 2011-993, Book 204, Page 396, Official Public Records of Pocahontas County, Iowa.

124.

Wind Farm Study and Cooperation Agreement, dated September 10, 2004, by and between Navitas Energy Inc. and Gary Klasssen, as terminated by Termination of Wind Farm Study and Cooperation Agreement, dated December 12, 2006.

125.	Wind Farm Study and Cooperation Agreement, dated October 21, 2004, by and between Navitas Energy Inc. and Gary Klaassen.

126.

Unrecorded Lease and Easement Agreement dated November 21, 2006, by and between Gary L. Klaassen and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 21, 2006, recorded January 9, 2007, Book 170, Page 857, as Document No. 2007-59; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated November 21, 2006; as further amended by Amendment to Lease and Easement Agreement, dated November 21, 2006, recorded January 9, 2007, as Document No. 2007 741; as further amended by Amendment to Lease and Wind Easement Agreement, dated April 20, 2007, recorded April 26, 2007, as Document No. 2007 740; as further amended by Amendment to Lease and Easement Agreement, dated August 9, 2007, recorded October 8, 2007, Book 176, Page 646, as Document No. 2007-1617, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Memorandum to Fifth Amendment to Lease and Easement Agreement by and between

Gary Klaassen dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 667-672, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

127.

Consent, Nondisturbance and Attornment Agreement by and between Pomeroy Wind Farm, LLC, Farm Credit Services of America and Gary Klaassen, dated January 6, 2009, recorded February 27, 2009, Book 187, Page 705, as Document No. 2009-281, Official Public Records, Pocahontas County, Iowa.

128.

Utility Easement, Option and Agreement, dated September 8, 2009, by and between Gamesa Energy USA, LLC and James W. Koester and Julie D. Koester (“Owners”), as evidenced by Memorandum of Utility Easement, Option, and Agreement, dated September 8, 2009, recorded November 12, 2009, as Document No. 2009 1891, Official Public Records, Calhoun County, Iowa, as amended by First Amendment to Utility Easement Option and Agreement, dated April 13, 2011, by and between Pocahontas (as successor in interest to Gamesa Energy USA, LLC) and Owners, as evidenced by Memorandum of First Amendment to Utility Easement Option and Agreement, dated April 13, 2011.

129.

Unrecorded Option Agreement and Lease and Easement Agreement dated September 8, 2009, by and between Charles L. Krusenstjerna and Gamesa Energy USA, LLC, as evidenced by Memorandum of Option Agreement & Lease & Easement Agreement dated September 8, 2009, recorded October 27, 2009, Book 192, Page 300, as Document No. 2009-1513, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, as amended by that certain Amendment to Option To Lease, Lease and Easement Agreement, recorded September 9, 2010, in Book 197, Page 574, as Document No. 2010 1044, Official Public Records, Pocahontas County, Iowa; as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated April 27, 2011, by and between Pocahontas and Charles L. Krusenstjema, as evidenced by that certain Memorandum to Second Amendment to Lease and Easement Agreement by and between Charles Krusenstjerna dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 673-676, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

130.

Unrecorded Lease and Easement Agreement dated October 6, 2006, by and between James Lampe and Margery A. Lampe and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 6, 2006, recorded December 11, 2006, Book 169, Page 406, as Document No. 2006-2048; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 6, 2006; as amended by Amendment to Lease and Easement Agreement recorded February 16, 2009, Book 187, Page 287, as Document No. 2009-194, as transferred and assigned by that certain Contribution Agreement by and between Navitas

Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as amended by to Third Amendment to Lease and Easement Agreement by and between James & Margery Lampe and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum to Third Amendment to Lease and Easement Agreement by and between James & Margery Lampe and Pocahontas Prairie Wind, LLC dated April 6, 2011, recorded on April 8, 2011 in Book 201, Pages 904-910, as Document No. 2011 469, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

131.

Unrecorded Lease and Easement Agreement dated October 6, 2006, by and between Margery A. Lampe and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 6, 2006, recorded December 11, 2006, Book 169, Page 414, as Document No. 2006-2049; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 6, 2006; as amended by Amendment to Lease and Easement Agreement recorded February 16, 2009, Book 187, Page 284, as Document No. 2009-193, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as amended by Third Amendment to Lease and Easement Agreement by and between Margery Lampe and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement recorded on April 8, 2011 in Book 201, Page 911-917, as Document No. 2011 470, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

132.	Additional Compensation for Surface Facilities Agreement, dated October 17, 2008, by and between Pomeroy Wind Farm, LLC and Margery Lampe.

133.	Additional Compensation for Surface Facilities Agreement, dated October 17, 2008, by and between Pomeroy Wind Farm, LLC and James Lampe and Margery Lampe.

134.	Wind Farm Study and Cooperation Agreement, dated July 8, 2004, by and between Navitas Energy Inc. and Eric S. Lantz.

135.	Unrecorded Lease and Easement Agreement dated October 31, 2006, by and between Eric and Ellen Lantz and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 31, 2006, recorded December 11, 2006, Book 169, Page 422, as Document No. 2006-2050; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 31, 2006; as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Second Amendment to Lease and Easement Agreement as evidenced by Memorandum to Second Amendment to Lease and Easement Agreement by and between Eric Lantz and Pocahontas Prairie Wind, LLC recorded on April 26, 2011 as Document No 2011-562, Book 202, Page 365, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

136.

Consent, Nondisturbance and Attornment Agreement by and between Pomeroy Wind Farm, LLC, Farm Credit Bank of Omaha and Eric Lantz, dated October 31, 2006, recorded February 16, 2009, Book 187, Page 351, as Document No. 2009-205, Official Public Records, Pocahontas County, Iowa.

137.	Wind Farm Study and Cooperation Agreement, dated July 21, 2004, by and between Navitas Energy Inc. and Dennis and Jean Lenz.

138.

Unrecorded Lease and Easement Agreement dated November 16, 2006, by and between Donald Lenz Trust and Eunice A. Lenz Trust, Dennis Lenz, Trustee and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 16, 2006, recorded December 11, 2006, Book 169, Page 438, as Document No. 2006-2052; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated November 16, 2006; as amended by Amendment to Lease and Easement Agreement recorded February 16, 2009, Book 187, Page 281, as Document No. 2009-192; as modified by Ratification of Lease Agreement recorded February 16, 2009, Book 187, Page 364, as Document No. 2009-206, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa. Third Amendment to Lease and Easement Agreement as evidenced by Memorandum to Third Amendment to Lease and Easement Agreement by and between Dennis L. Lenz and Mary Vesley and Pocahontas Prairie Wind, LLC recorded on July 12, 2011 as Document No 2011-991, Book 204, Page 381, Official Public Records of Pocahontas County, Iowa.

139.

Consent, Nondisturbance and Attornment Agreement by and between Pomeroy Wind Farm, LLC, Farm Credit Services of America and Dennis and Jean Lenz, dated January 6, 2009, recorded February 27, 2009, Book 187, Page 631, as Document No. 2009-276, Official Public Records, Pocahontas County, Iowa.

140.	Additional Compensation for Surface Facilities Agreement, dated October 17, 2008, by and between Pomeroy Wind Farm, LLC and Dennis and Jean Lenz.

141.	Wind Farm Study and Cooperation Agreement, dated August 11, 2004, by and between Navitas Energy Inc. and Eunice Lenz.

142.

Lease and Easement Agreement dated November 16, 2006, by and between Dennis and Jean Lenz and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 16, 2006, recorded December 11, 2006, Book 169, Page 430, as Document No. 2006-2051; as amended by that certain unrecorded First Amendment to the Lease and Easement Agreement, dated November 16, 2006; as amended by Amendment to Lease and Easement Agreement recorded January 20, 2009, Book 186, Page 934, as Document No. 2009-95, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Third Amendment to Lease and Easement Agreement as evidenced by Memorandum to Third Amendment to Lease and Easement Agreement by and between Dennis & Jean Lenz and Pocahontas Prairie Wind, LLC recorded on May 17, 2011 as Document No 2011-710, Book 203, Page 107, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

143.

Consent, Nondisturbance, and Attornment Agreement, dated March 4, 2010, by and between Farm Credit Services of America, and Pomeroy Wind Farm, LLC, recorded May 3, 2010, as Document No. 2010 508, Official Public Records, Pocahontas County, Iowa.

144.	Wind Farm Study and Cooperation Agreement, dated September 8, 2004, by and between Navitas Energy Inc. and Helen R. Lenz Trust (Dennis Lenz Trustee).

145.

Unrecorded Lease and Easement Agreement dated November 16, 2006, by and between Helen R. Lenz Living Trust and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 16, 2006, recorded December 11, 2006, Book 169, Page 446, as Document No. 2006-2053; as amended by that certain unrecorded First Amendment to the Lease and Easement Agreement, dated November 16, 2006, as further amended by Amendment to Lease and Easement Agreement recorded January 20, 2009, Book 186, Page 931, as Document No. 2009-94, as transferred and assigned by that certain Contribution Agreement by and between

Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa, as amended by that certain Third Amendment to Lease and Easement Agreement, dated May 11, 2011, as evidenced by that certain Memorandum of Third Amendment to Lease and Easement Agreement, dated May 11, 2011, recorded May 17, 2011, as Document No. 2011 109. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa. Ratification of Lease and Easement Agreement by and between Helen R Lenz Living Trust, Dennis Lenz, Trustee and Navitas Energy, Inc. recorded on October 27, 2011 in Document No. 2011-1438, Book 206, Page 178, Official Public Records of Pocahontas County, Iowa.

146.

Consent, Nondisturbance, and Attornment Agreement, dated January 15, 2009, by and between Pomeroy Wind Farm, LLC, Farm Credit Services of America, and Dennis Lenz (as trustee of the Helen Lenz Living Trust) recorded as Document No. 2009 279, Book 187, Page 677 Official Public Records of Pocahontas County, Iowa.

147.

Consent, Nondisturbance, and Attornment Agreement, dated March 4, 2010, by and between the United States Department of Agriculture and Pomeroy Wind Farm, LLC, recorded March 22, 2010, as Document No. 2010 319, Official Public Records, Pocahontas County, Iowa.

148.

Unrecorded Lease and Easement Agreement dated November 16, 2006, by and between Helen R. Lenz Living Trust and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 16, 2006, recorded December 11, 2006, Book 169, Page 446, as Document No. 2006-2053; as amended by Amendment to Lease and Easement Agreement recorded January 20, 2009, Book 186, Page 931, as Document No. 2009-94, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa. Ratification of Lease and Easement Agreement by and between Helen R Lenz Living Trust, Dennis Lenz, Trustee and Navitas Energy, Inc. recorded on October 27, 2011 in Document No. 2011-1438, Book 206, Page 178, Official Public Records of Pocahontas County, Iowa.

149.	Unrecorded Option Agreement and Lease and Easement Agreement dated July 20, 2009, by and between Charles A. Widlund, Mavis J. Widlund and Gamesa Energy USA, LLC,

as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 20, 2009, recorded October 5, 2009, Book 191, Page 929, as Document No. 2009-1413, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Charles A. & Mavis J Widlund and Pocahontas Prairie Wind, LLC, recorded on April 26, 2011 in Book 202, Page 444, as Document No. 2011-577, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

150.

Consent, Nondisturbance and Attornment Agreement by and between Heartland Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 2, 2010, recorded March 22, 2010, in Book 194, Page 671, as Document No. 2010-318, Official Public Records, Pocahontas County, Iowa.

151.	Wind Farm Study and Cooperation Agreement, dated July 22, 2004, by and between Kermit Welander and Navitas Energy Inc.

152.

Unrecorded Lease and Easement Agreement dated October 30, 2006, by and between Kermit M. Welander Life Estate et al and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 30, 2006, recorded December 11, 2006, Book 169, Page 507, as Document No. 2006-2060; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated as of October 30, 2006; as amended by Amendment to Lease and Easement Agreement recorded February 16, 2009, Book 187, Page 313, as Document No. 2009- 202, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Third Amendment to Lease and Easement Agreement as evidenced by Memorandum of Third Amendment to Lease and Easement Agreement by and between Kermit E. Welander Life Estate, Constance Samuelson Randall Welander, Bonita Stock, Timothy Welander and Pocahontas Prairie Wind, LLC, recorded on June 8, 2011 in Book 203, Page 553, as Document No. 2011-817, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

153.	Wind Farm Study and Cooperation Agreement, dated July 7, 2004, by and between David N. Welander, Shirley J. Welander, and Navitas Energy Inc.

154.

Unrecorded Lease and Easement Agreement dated October 31, 2006, by and between David N. Welander, Shirley J. Welander and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 31, 2006, recorded December 11, 2006, Book 169, Page 498, as Document No. 2006-2059; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated as of October 31, 2006; as amended by that certain Amendment to Lease and Wind Easement Agreement, dated as of April 20, 2007, recorded April 26, 2007, as Document No. 2007 742; as amended by Amendment to Lease and Easement Agreement recorded February 16, 2009, Book 187, Page 368, as Document No. 2009-207, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Fourth Amendment to Lease and Easement Agreement, dated April 27, 2011; as evidenced by that certain Memorandum to Fourth Amendment to Lease and Easement Agreement by and between David N. and Shirley J. Welander and Pocahontas Prairie Wind, LLC, dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 734- 740, Document 2011 636, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

155.

Consent, Nondisturbance and Attornment Agreement by and between Heartland Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated January 15, 2009, recorded February 16, 2009, in Book 187, Page 320, as Document No. 2009 203, Official Public Records, Pocahontas County, Iowa.

156.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 14, 2009, by and between Thomas W. Weideman, Renee Weideman and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 14, 2009, recorded August 11, 2009, Book 190, Page 666, as Document No. 2009-1143, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa; as further amended by First Amendment to Option Agreement and Lease and Easement Agreement by and between Reneé J. Weideman and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement recorded on April 15, 2011 in Book 202, Page 154- 157, as Document No. 2011 510, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

157.

Consent, Nondisturbance and Attornment Agreement by and between Emmett County State Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated February 19, 2010, recorded March 22, 2010, in Book 194, Page 664, as Document No. 2010-317, Official Public Records, Pocahontas County, Iowa.

158.

Unrecorded Utility Easement Option and Agreement by and between Florence E. Walter and Gamesa Energy USA, LLC, dated November 2, 2009, as evidenced by Memorandum of Utility Easement Option and Agreement, dated November 2, 2009, recorded December 23, 2009, in Book 193, Page 406, as Document No. 2009 1796, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Utility Easement Option and Agreement, dated April 27, 2011; as evidenced by that certain Memorandum to First Amendment to Utility Easement Option and Agreement by and between Florence E. Walter and Pocahontas Prairie Wind, LLC, dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 728-733, Document 2011 635, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

159.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Aloysius A. Vodraska Trust, Luella Vodraska and Janet Schwanz, as Co-Trustees and Luella Vodraska and Gamesa Energy USA, LLC, dated September 25, 2009, as evidenced by Memorandum of Option Agreement and Lease and Easement Agreement dated September 25, 2009, recorded October 27, 2009, Book 192, Page 317, as Document No. 2009-1515, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa; as further amended by First Amendment to Option Agreement and Lease and Easement Agreement by and between Aloysius A. Vodraska Trust, Luella Vodraska and Janet Schwanz, co-trustees & Luella Vodraska and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement recorded on April 15, 2011 in Book 202, Page 149-153, as Document No. 2011 509, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

160.

Unrecorded Option Agreement and Lease and Easement Agreement by and between David A. Stoulil and Gamesa Energy USA, LLC, dated July 6, 2009, as evidenced by Memorandum of Option Agreement and Lease and Easement Agreement dated July 6, 2009, recorded August 6, 2009, Book 190, Page 294, as Document No. 2009-1099, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010- 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between David A. Stoulil and Pocahontas Prairie Wind, LLC, recorded on April 26, 2011 in Book 202, Page 439, as Document No. 2011-576, Official Public Records, Pocahontas County,

Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

161.

Consent, Nondisturbance and Attornment Agreement by and between Heartland Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated February 26, 2010, recorded March 22, 2010, in Book 194, Page 658, as Document No. 2010-316, Official Public Records, Pocahontas County, Iowa.

162.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 14, 2009, by and between Lorna Stiles and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by Memorandum of Option Agreement & Lease & Easement Agreement dated July 14, 2009, recorded August 11, 2009, Book 190, Page 657, as Document No. 2009-1142, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Option Agreement and Lease and Easement Agreement, dated April 27, 2011; as evidenced by that certain Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement by and between Lorna E. Stiles and Pocahontas Prairie Wind, LLC, dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 724-727, Document 2011 634, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

163.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 6, 2009, by and between Eldon D. Stall, Donna R. Stall and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 6, 2009, recorded August 6, 2009, Book 190, Page 303, as Document No. 2009-1100, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement by and between Eldon D. Stall & Donna R. Stall and Pocahontas Prairie Wind, LLC, recorded on April 26, 2011 in Book 202, Page 427, as Document No. 2011-574, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

164.

Unrecorded Utility Easement Option and Agreement dated September 14, 2009, by and between Eldon D. Stall, Donna R. Stall and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Utility Easement Option and Agreement dated September 14, 2009, recorded October 27, 2009, Book 192, Page 290, as Document Number 2009- 1512, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document

Number 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Utility Easement Option and Agreement as evidenced by Memorandum of First Amendment to Utility Easement Option and Agreement by and between Eldon D. Stall & Donna R. Stall and Pocahontas Prairie Wind, LLC, recorded on April 26, 2011 in Book 202, Page 432, as Document No. 2011-575, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

165.

Consent, Nondisturbance and Attornment Agreement by and between Citizens State Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated February 5, 2010, recorded March 22, 2010, in Book 194, Page 652, as Document No. 2010-315, Official Public Records, Pocahontas County, Iowa.

166.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 8, 2009, by and between Eldon Stall and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 8, 2009, recorded August 11, 2009, Book 190, Page 632, as Document No. 2009-1140, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa; as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 13, 2011, by and between Owner and Pocahontas Prairie Wind, LLC (successor in interest of Gamesa Energy USA, LLC), as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, dated April 13, 2011, recorded on April 26, 2011 as Document #2011-573, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

167.

Unrecorded Lease and Easement Agreement dated December 12, 2006, by and between Lyle and Shirley Siefken and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 12, 2006, recorded January 9, 2007, Book 170, Page 895, as Document No. 2007-63; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated December 12, 2006; as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as amended by to Second Amendment to Lease and Easement Agreement by and between Lyle & Shirley Siefken and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum to Second Amendment to Lease and Easement Agreement by and between Lyle & Shirley Siefken and Pocahontas Prairie Wind, LLC dated April 6, 2011, recorded on April 8, 2011 in Book 201, Pages 954-960, as Document No. 2011 477, Official Public Records, Pocahontas County, Iowa. Notice

of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

168.	Surface Facilities Agreement, dated November 24, 2008, by and between Lyle Siefken and Shirley Siefken, and Pomeroy Wind Farm, LLC.

169.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 8, 2009, by and between Lyle Luverne Seifken a/k/a Lyle Siefken and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 8, 2009, recorded August 11, 2009, Book 190, Page 622, as Document No. 2009-1139, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa; as further amended by First Amendment to Option Agreement and Lease and Easement Agreement by and between Lyle & Shirley Siefken and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement recorded on April 8, 2011 in Book 201, Page 949- 953, as Document No. 2011 476, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

170.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 8, 2009, by and between Julie Marie Siefken and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 8, 2009, recorded August 11, 2009, Book 190, Page 613, as Document No. 2009- 1138, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement by and between Julie Marie Siefken and Pocahontas Prairie Wind, LLC recorded on April 26, 2011 as Document No 2011-572, Book 202, Page 418, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

171.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 7, 2009, by and between Jon Paul Siefken and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 7, 2009, recorded August 6, 2009, Book 190, Page 357, as Document No. 2009- 1105, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa as amended by First Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum of First Amendment to Option Agreement and Lease and Easement

Agreement by and between Jon Paul Siefken and Pocahontas Prairie Wind, LLC, recorded on June 8, 2011 in Book 203, Page 549, as Document No. 2011-816, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

172.

Unrecorded Utility Easement Option & Agreement by and between Larry O. Siefken and Dorothy Siefken and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, as evidenced by Memorandum of Utility Easement Option & Agreement, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 756, as Document No. 2010-341, Official Public Records, Pocahontas County, Iowa. First Amendment to Utility Easement Option and Agreement, dated April 27, 2011 as evidenced by that certain Memorandum to First Amendment to Utility Easement Option and Agreement by and between Dorothy Ann Siefken (a/k/a Dorothy Siefken) and Larry Siefken, her husband and Pocahontas Prairie Wind, LLC, dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 717-723, Document 2011 633, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

173.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 14, 2009, by and between Dennis George Siefken, Jeffrey Martin Siefken, Todd Anthony Siefken and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 14, 2009, recorded August 11, 2009, Book 190, Page 683, as Document No. 2009-1144, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement by and between Dennis George Siefken, Jeffrey Martin Siefken & Todd Anthony Siefken and Pocahontas Prairie Wind, LLC recorded on April 26, 2011 as Document No 2011-992, Book 204, Page 389, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

174.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 7, 2009, by and between Kenneth A. Seifried and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 7, 2009, recorded August 6, 2009, Book 190, Page 381, as Document No. 2009-1108, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa; as amended by to First Amendment to Option Agreement and Lease and Easement Agreement by and between

Kenneth A. Seifried and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement by and between Kenneth A. Seifried and Pocahontas Prairie Wind, LLC dated April 8, 2011, recorded on April 8, 2011 in Book 201, Pages 945-948, as Document No. 2011 475, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

175.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Marilyn Ann Schramm and Gamesa Energy USA, LLC, dated July 7, 2009, as evidenced by Memorandum of Option Agreement and Lease and Easement Agreement dated July 7, 2009, recorded August 6, 2009, Book 190, Page 394, as Document No. 2009-1109, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Option Agreement and Lease and Easement Agreement, dated April 27, 2011; as evidenced by that certain Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement by and between Marilyn Ann Schramm and Pocahontas Prairie Wind, LLC, dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 712- 716, Document 2011 632, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

176.

Unrecorded Option Agreement & Lease & Easement Agreement dated July 15, 2009, by and between Velda L. Sage Trust, Robert D. Sage, Trustee and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement & Lease & Easement Agreement dated July 15, 2009, recorded August 11, 2009, Book 190, Page 646, as Document No. 2009-1141, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement by and between Velda L. Sage Trust, Robert L. Sage, Trustee and Pocahontas Prairie Wind, LLC recorded on April 26, 2011 as Document No 2011-571, Book 202, Page 414, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

177.

Subordination and Nondisturbance Agreement by and between Robert D. and Sandra K. Sage (d/b/a Sherman Pork) and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 815, as Document No. 2010 349, Official Public Records, Pocahontas County, Iowa.

178.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 20, 2009, by and between Gladys I. Saathoff and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement dated July 20, 2009, recorded August 11, 2009, Book 190, Page 574, as Document 2009-1135, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, as amended by that certain First Amendment to Option Agreement & Lease & Easement Agreement, recorded November 24, 2010, in Book 199, Page 59, as Document No. 2010 1452, Official Public Records, Pocahontas County, Iowa; as amended by Second Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum of Second Amendment to Option Agreement and Lease and Easement Agreement by and between Gladys I. Saathoff, life estate with remainder to Mavis J. Widlund as to an undivided one-half interest and Gladys I. Saathoff as to an undivided one-half interest and Pocahontas Prairie Wind, LLC, recorded on June 8, 2011 in Book 203, Page 544, as Document No. 2011-815, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

179.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Leo Rost, Mabel Rost and Gamesa Energy USA, LLC, dated July 20, 2009, as evidenced by Memorandum of Option Agreement and Lease and Easement Agreement dated July 20, 2009, recorded August 11, 2009, Book 190, Page 563, as Document No. 2009-1134, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Option Agreement and Lease and Easement Agreement, dated April 27, 2011; as evidenced by that certain Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement by and between Leo L. Rost and Pocahontas Prairie Wind, LLC, dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 707-711, Document 2011 569, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

180.	Wind Farm Study and Cooperation Agreement, dated August 29, 2004, by and between Steven Rosenboom and Rachel Rosenboom and Navitas Energy Inc.

181.

Unrecorded Lease and Easement Agreement dated October 30, 2006, by and between Steven R. Rosenboom and Rachel V. Rosenboom and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 30, 2006, recorded December 11, 2006, Book 169, Page 490, as Document No. 2006-2058; as amended by that certain unrecorded First Amendment and Lease and Easement Agreement, dated October 30, 2006; as amended by Amendment to Lease and Easement Agreement by and between Steven R. Rosenboom, Rachel V. Rosenboom and Pomeroy Wind Farm, LLC, dated January 15, 2009, recorded February 16, 2009, Book 187, Page 300, as Document No. 2009-198, as transferred and assigned by that certain Contribution

Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Third Amendment to Lease and Easement Agreement as evidenced by Memorandum to Third Amendment to Lease and Easement Agreement by and between Steven Rosenboom & Rachel Rosenboom and Pocahontas Prairie Wind, LLC recorded on April 26, 2011 as Document No 2011-570, Book 202, Page 407, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

182.	Wind Farm Study and Cooperation Agreement, dated September 14, 2004, by and between Mildred A. Rosdail and James R. Rosdail Family Trust, and Navitas Energy Inc.

183.

Lease and Easement Agreement, dated December 21, 2006, by and between Mildred A. Rosdail, Mildred A. Rosdail as Trustee of the James R. Rosdail Family Trust under Will of James R. Rosdail, and Navitas Energy Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 21, 2006, recorded March 12, 2007, Book 172, Page 377, as Document No. 2007-442, as amended by that certain unrecorded First Amendment to Lease and Agreement, dated December 21, 2006, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, as amended by that certain Amendment to Lease and Easement Agreement, dated January 4, 2011, recorded March 1, 2011, in Book 200, Page 727, as Document No. 2011 240, Official Public Records, Pocahontas County, Iowa; as amended by Third Amendment Lease and Easement Agreement as evidenced by Memorandum of Third Amendment to Option Agreement and Lease and Easement Agreement by and between Mildred A. Rosdail & Mildred A. Rosdail as Trustee of the James R. Rosdail Family Trust Under the Will of James R. Rosdail and Pocahontas Prairie Wind, LLC, recorded on June 8, 2011 in Book 203, Page 537, as Document No. 2011-814, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

184.

Unrecorded Utility Easement Option and Agreement by and between Robert Ricklefs and Erna Ricklefs, husband and wife and Gamesa Energy USA, LLC, dated September 14, 2009, as evidenced by Memorandum of Utility Easement Option and Agreement, recorded October 27, 2009, Book 192, Page 283-287, as Document No. 2009-1511, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010

663, Official Public Records, Pocahontas County, Iowa; as further amended by First Amendment to Utility Easement Option and Agreement by and between Robert J. & Erna A. Ricklefs and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum of First Amendment to Utility Easement Option and Agreement recorded on April 15, 2011 in Book 202, Page 135-141, as Document No. 2011 507, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

185.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Clara Pierson and Gamesa Energy USA, LLC, a Delaware limited liability company, dated August 7, 2009, as evidenced by Memorandum of Option Agreement and Lease and Easement Agreement dated August 7, 2009, recorded October 27, 2009, Book 192, Page 273, as Document No. 2009-1510, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Option Agreement and Lease and Easement Agreement, dated April 13, 2011; as evidenced by that certain Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement by and between Clara Pierson dated April 13, 2011 and recorded on April 26, 2011 in Book 202, Page 403-406, Document 2011 569, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

186.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Jon A. Peters Revocable Trust, Jon A. Peters, Trustee, and Gamesa Energy USA, LLC, a Delaware limited liability company, dated July 30, 2009, as evidenced by Memorandum of Option Agreement and Lease and Easement Agreement dated July 30, 2009, recorded October 27, 2009, Book 192, Page 327, as Document No. 2009-1516, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Option Agreement and Lease and Easement Agreement as evidenced by Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement by and between Jon A. Peters Revocable Trust Jon A Peters, Trustee and Pocahontas Prairie Wind, LLC recorded on April 26, 2011 as Document No 2011-568, Book 202, Page 399, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

187.

Consent, Nondisturbance and Attornment Agreement by and between Manson State Bank and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated February 12, 2010, recorded March 22, 2010, in Book 194, Page 646, as Document No. 2010-314, Official Public Records, Pocahontas County, Iowa.

188.

Termination of Cooperation Agreement, dated March 1, 2010, by and between Jonny H. Olson and Rachel A. Olson, and Power Partners Midwest, LLC, recorded on March 26, 2010 as Document #2010 338, Official Public Records, Pocahontas County, Iowa.

189.

Unrecorded Lease and Easement Agreement dated November 16, 2006, by and between Jonny H. Olson, Rachel A. Olson and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 16, 2006, recorded January 9, 2007, Book 170, Page 887, as Document No. 2007-62; as amended by Amendment to Lease and Easement Agreement dated February 16, 2009, Book 187, Page 278, Page 2009-191, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Third Amendment to Lease and Easement Agreement as evidenced by Memorandum to Third Amendment to Lease and Easement Agreement by and between Jon & Rachel Olson and Pocahontas Prairie Wind, LLC recorded on April 26, 2011 as Document No 2011-567, Book 202, Page 392, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

190.

Consent, Nondisturbance and Attornment Agreement by and between Farm Credit Services of America, FLCA and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated January 15, 2009, recorded February 27, 2009, in Book 187, Page 603, as Document No. 2009 274, Official Public Records, Pocahontas County, Iowa.

191.	Wind Farm Study and Cooperation Agreement, dated July 31, 2004, by and between Harold Olson and Jean Peterson, and Navitas Energy Inc.

192.	Surface Facilities Agreement, dated November 24, 2008, by and between Harold Olson Virginia Olson, Jean Peterson and Pomeroy Wind Farm, LLC.

193.

Unrecorded Lease and Easement Agreement dated November 10, 2006, by and between Harold Olson et al and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 10, 2006, recorded December 11, 2006, Book 169, Page 473, as Document No. 2006-2056; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated November 10, 2006; as amended by Amendment to Lease and Easement Agreement recorded February 16, 2009, Book 187, Page 309, as Document No. 2009-201, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book

194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; as amended by to Third Amendment to Lease and Easement Agreement by and between Harold & Virginia Olson & Jean Peterson and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum to Third Amendment to Lease and Easement Agreement by and between Harold & Virginia Olson & Jean Peterson and Pocahontas Prairie Wind, LLC dated April 6, 2011, recorded on April 8, 2011 in Book 201, Pages 938-944, as Document No. 2011 474, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

194.	Wind Farm Study and Cooperation Agreement, dated July 31, 2004, by and between Harold Olson and Virginia Olson, and Navitas Energy Inc.

195.

Unrecorded Lease and Easement Agreement dated November 10, 2006, by and between Harold T. Olson, Virginia A. Olson and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 10, 2006, recorded December 11, 2006, Book 169, Page 482, as Document No. 2006-2057; as amended by that certain First Amendment to Lease and Easement Agreement, dated November 28, 2006; as amended by Amendment to Lease and Easement Agreement recorded February 16, 2009, Book 187, Page 306, as Document No. 2009-200; as amended by Amendment to Lease and Easement Agreement recorded February 28, 2007, Book 172, Page 163, as Document No. 2007-372, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa; Fourth Amendment to Lease and Easement Agreement by and between Harold T. & Virginia Olson and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum to Fourth Amendment to Lease and Easement Agreement by and between Harold T. & Virginia Olson and Pocahontas Prairie Wind, LLC dated April 6, 2011, recorded on April 8, 2011 in Book 201, Pages 931-937, as Document No. 2011 473, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa. Fifth Amendment to Lease and Easement Agreement as evidenced by Memorandum to Fifth Amendment to Lease and Easement Agreement by and between Harold T. and Virginia Olson and Pocahontas Prairie Wind, LLC recorded on September 12, 2011 as Document No 2011-1263, Book 205, Page 426, Official Public Records of Pocahontas County, Iowa.

196.

Consent, Nondisturbance & Attornment Agreement in favor of Farm Credit Services of America executed by Harold & Virginia Olson, dated January 15, 2009, recorded February 27, 2009, Book 187, Page 617 as Document No. 2009 275, Official Public Records, Pocahontas County, Iowa.

197.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Marlene Nomann and Randal Nomann, Ruth Griffin, Rhonda Blake and Renae Jergens, subject to the life estate of Marlene Nomann, and Gamesa Energy USA, LLC, dated July 6, 2009, as evidenced by Memorandum of Option Agreement and Lease and Easement Agreement dated July 6, 2009, recorded August 6, 2009, Book 190, Page 314, as Document No. 2009-1101, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa. First Amendment to Lease and Easement Agreement as evidenced by Memorandum to First Amendment to Option Agreement and Lease and Easement Agreement by and between Marlene Nomann and Randall Nomann et al subject to Life Estate of Marlene J. Nomann and Pocahontas Prairie Wind, LLC recorded on July 12, 2011 as Document No 2011-994, Book 204, Page 405, Official Public Records of Pocahontas County, Iowa.

198.

Unrecorded Option Agreement and Lease and Easement Agreement by and between Mary Nelles and Mercie Nelles, Trustees of the Mary and Mercie Nelles Trust, and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, as evidenced by Memorandum of Option Agreement and Lease & Easement Agreement, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 805, as Document No. 2010 348, Official Public Records, Pocahontas County, Iowa. First Amendment to Utility Easement Option and Agreement, dated April 27, 2011; as evidenced by that certain Memorandum to First Amendment to Utility Easement Option and Agreement by and between Mary A. and Mercie Nelles Trust dated September 17, 1998, Mercie Nelles and Mary A. Nelles dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 700-706, as Document No. 2011 630, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

199.	Intentionally deleted.

200.	Wind Farm Study and Cooperation Agreement, dated July 13, 2004, by and between Mary Colleen Murman and Navitas Energy Inc.

201.	Surface Facilities Agreement, dated December 1, 2008, by and between Mary C. Murman and Pomeroy Wind Farm, LLC.

202.

Unrecorded Lease and Easement Agreement dated November 28, 2006, by and between Catherine Ann Murman subject to a life estate in Mary Colleen Murman and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 28, 2006, recorded January 9, 2007, Book 170, Page 878, as Document No. 2007-61, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated November 28, 2006, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a

Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Second Amendment to Lease and Easement Agreement, dated April 27, 2011, as evidenced by that certain Memorandum to Second Amendment to Lease and Easement Agreement by and between Catherine Murman subject to life estate of Mary C. Murman dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 693-699, as Document No. 2011-629 Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

203.

Unrecorded Utility Easement Option & Agreement by and between John R. Moline and L. Tom Moline and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, as evidenced by Memorandum of Utility Easement Option & Agreement, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 770, as Document No. 2010 343, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

204.

Consent, Nondisturbance and Attornment Agreement by and between Farm Credit Services of America, FLCA and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated April 30, 2010, recorded June 7, 2010, in Book 196, Page 154, as Document No. 2010 662, Official Public Records, Pocahontas County, Iowa.

205.

Unrecorded Utility Easement Option & Agreement by and between Gayle L. Moline and L. Tom Moline and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, as evidenced by Memorandum of Utility Easement Option & Agreement, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 763, as Document No. 2010-342, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

206.

Unrecorded Utility Easement Option & Agreement by and between Moline Bros. II, an Iowa Partnership, Brad R. Moline and Grant A. Moline, Partners, and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, as evidenced by Memorandum of Utility Easement Option & Agreement, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 777, as Document No. 2010 344, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

207.	Wind Farm Study and Cooperation Agreement, dated June 30, 2004, by and between Shirley A. Mickelson and Navitas Energy Inc.

208.	Wind Farm Study and Cooperation Agreement, dated February 14, 2008, by and between Shirley A. Mickelson and Navitas Energy Inc.

209.

Unrecorded Lease and Easement Agreement dated September 14, 2006, by and between Shirley Ann Mickelson and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated September 14, 2006, recorded December 11, 2006, Book 169, Page 464, as Document No. 2006-2055; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated October 18, 2006; as amended by Amendment to Lease and Easement Agreement recorded February 16, 2009, Book 187, Page 293, as Document No. 2009-196, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, as amended by that certain Amendment to Lease and Easement Agreement, recorded September 9, 2010, in Book 197, Page 553, as Document No. 2010 1041, Official Public Records, Pocahontas County, Iowa; as amended by to Fourth Amendment to Lease and Easement Agreement by and between Shirley Ann Mickelson and Pocahontas Prairie Wind, LLC, as evidenced Memorandum of Fourth Amendment to Lease and Easement Agreement recorded on April 08, 2011 in Book 201, Page 925-930, as Document No. 2011 472, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

210.	Letter Agreement-Lease and Easement Agreement, dated November 8, 2006, by and between Dan McCarty and Navitas Energy Inc.

211.	Surface Facilities Agreement, dated November 28, 2006, by and between Daniel J. McCarty and Pomeroy Wind Farm, LLC.

212.

Unrecorded Lease and Easement Agreement dated December 4, 2006, by and between McCarty Family Partnership and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 4, 2006, recorded January 9, 2007, Book 170, Page 865, as Document No. 2007-60, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated December 4, 2006, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, as amended by that certain Amendment to Lease and Easement Agreement, recorded

September 9, 2010, in Book 197, Page 557, as Document No. 2010 1042, Official Public Records, Pocahontas County, Iowa, as amended by that certain Third Amendment to Lease and Easement Agreement, dated May 11, 2011, as evidenced by that certain Memorandum to Third Amendment, dated May 11, 2011, recorded May 17, 2011, as Document 2011 712. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

213.

Unrecorded Lease and Easement Agreement dated November 16, 2006, by and between The Francis and Veronica McCarty Trusts dated June 18, 2004 and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 16, 2006, recorded December 11, 2006, Book 169, Page 454, as Document No. 2006-2054, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. First Amendment to Lease and Easement Agreement as evidenced by Memorandum to First Amendment to Lease and Easement Agreement by and between McCarty Family Partnership (formerly F&V McCarty Trusts) and Pocahontas Prairie Wind, LLC recorded on May 17, 2011 as Document No 2011- 711, Book 203, Page 114, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

214.	Letter Agreement-Lease and Easement Agreement, dated November 8, 2006, by and between Daniel J. McCarty, trustee of the Francis and Veronica McCarty Trusts and Navitas Energy Inc.

215.	Surface Facilities Agreement, dated November 28, 2006, by and between Daniel J. McCarty, trustee of the Francis and Veronica McCarty Trusts and Pomeroy Wind Farm, LLC.

216.

Unrecorded Utility Easement Option & Agreement by and between Gary McCartan and Beth McCartan and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, as evidenced by Memorandum of Utility Easement Option & Agreement, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 791, as Document No. 2010-346, Official Public Records, Pocahontas County, Iowa. First Amendment to Utility Easement Option and Agreement, dated April 27, 2011, as evidenced by that certain Memorandum to First Amendment to Lease and Easement Agreement by and between Gary M. McCartan and Beth A. McCartan dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 686-692, as Document No. 2011 346, Official Public Records of Pocahontas, Iowa. Second Amendment to Utility Easement Option and Agreement, as evidenced by Memorandum of Second Amendment to Utility Easement Option and Agreement, by and between Gary M. McCartan and Beth

A. McCartan, husband and wife and Prairie Wind, LLC, recorded October 27, 2011, in Book 206, Page 174, as Document No. 2011-1437, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

217.	Wind Farm Study and Cooperation Agreement, dated August 19, 2004, by and between Donald and Darlene Mann, and Navitas Energy Inc.

218.

Unrecorded Utility Easement Option & Agreement by and between Donald H. Mann and Darlene C. Mann and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, as evidenced by Memorandum of Utility Easement Option & Agreement, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 798, as Document No. 2010-347, Official Public Records, Pocahontas County, Iowa; as amended by to First Amendment to Lease and Easement Agreement by and between Donald H. Mann & Darlene C. Mann and Pocahontas Prairie Wind, LLC, as evidenced by Memorandum to First Amendment to Lease and Easement Agreement by and between Donald H. Mann & Darlene C. Mann and Pocahontas Prairie Wind, LLC dated April 6, 2011, recorded on April 8, 2011 in Book 201, Pages 918-924, as Document No. 2011 471, as amended by that certain Second Amendment to Utility Easement Agreement dated March 5, 2012. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

219.	Wind Farm Study and Cooperation Agreement, dated September 28, 2004, by and between Luella Lundeen and Larry Lundeen, and Navitas Energy Inc.

220.	Letter Agreement-Lease and Easement Agreement, dated March 13, 2007, by and between Larry Lundeen and Luella Lundeen Life Estate et al, and Pomeroy Wind Farm, LLC.

221.

Consent, Nondisturbance and Attornment Agreement by and between Pomeroy Wind Farm, LLC, United Bank of Iowa and Larry Lundeen, dated January 21, 2009, recorded February 16, 2009, Book 187, Page 335, as Document No. 2009-204, Official Public Records, Pocahontas County, Iowa.

222.

Unrecorded Lease and Easement Agreement dated March 21, 2007, by and between Luella Lundeen Life Estate et al and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated, recorded April 13, 2007, Book 173, Page 262, as Document No. 2007-669; as re-recorded in Book 177, Page 361, as Document No. 2007-1839; as re-recorded January 20, 2009, Book 186, Page 910, as Document No. 2009-90, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated March 21, 2207, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of

Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Second Amendment to Lease and Easement Agreement as evidenced by Memorandum to Second Amendment to Lease and Easement Agreement by and between Larry Lundeen (formerly Larry Lundeen subject to the Life Estate of Luella Lundeen) and Pocahontas Prairie Wind, LLC recorded on April 26, 2011 as Document No 2011- 565, Book 202, Page 380, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

223.

Unrecorded Option Agreement and Lease and Easement Agreement dated July 7, 2009, by and between Larry A. Lundeen and Eileen A. Lundeen, husband and wife, as tenants in common and Gamesa Energy USA, LLC, a Delaware limited liability company, as evidenced by Memorandum of Option Agreement and Lease and Easement Agreement, dated July 7, 2009, recorded August 6, 2009, Book 190, Page 372, as Document No. 2009-1107, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated April 13, 2011, as evidenced by that certain Memorandum of First Amendment to Option Agreement and Lease and Easement Agreement, dated April 13, 2011, recorded on April 26, 2011 as Document #2011-566. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

224.

Consent, Nondisturbance and Attornment Agreement by and between United Bank (successor in interest to United Bank (successor in interest to The National Bank of Rockwell City) and Pomeroy Wind Farm, LLC, a Delaware limited liability company, dated March 11, 2010, recorded March 26, 2010, in Book 194, Page 734, as Document No. 2010 336, Official Public Records, Pocahontas County, Iowa.

225.	Wind Farm Study and Cooperation Agreement, dated July 28, 2004, by and between Herbert and Karen Lundberg and Navitas Energy Inc.

226.

Termination of Cooperation Agreement, dated March 1, 2010, by and between Power Partners Midwest, LLC and Herbert O. Lundberg and Karen A. Lundberg, recorded March 26, 2010, as Document No. 2010 339, Official Public Records, Pocahontas County, Iowa.

227.

Unrecorded Lease and Easement Agreement dated January 15, 2007, by and between Herbert & Karen Lundberg and Navitas Energy, Inc., as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 15, 2007, recorded February 28, 2007, Book 172, Page 155, as Document No. 2007-371, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated January 15, 2007, as transferred and assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company (Assignor) and Pomeroy Wind Farm, LLC, a Delaware liability company (Assignee), with an effective date of December 26, 2007, as evidenced by Memorandum of Contribution Agreement, dated December 26, 2007, recorded February 16, 2010, in Book 194, Page 97, as Document No. 2010 142, Official Public Records, Pocahontas County, Iowa. Second Amendment to Lease and Easement Agreement, dated April 27, 2011, as evidenced by that certain Memorandum to Second Amendment to Lease and Easement Agreement by and between Herbert and Karen Lundberg dated April 27, 2011 and recorded on May 4, 2011 in Book 202, Page 677-685, as Document No. 2011 627, Official Public Records of Pocahontas, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

228.

Option Agreement and Lease and Easement Agreement dated May 3, 2011, by and between Ronald and Karen Litwiller Revocable Trust and Pocahontas Prairie Wind, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated May 3, 2011, recorded May 17, 2011 as Document No. 2011 713, Official Public Records, Pocahontas County, Iowa, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated June 2, 2011, as evidenced by Memorandum of First Amendment to Option Agreement and Lease & Easement Agreement, dated June 2, 2011, by and between Ronald and Karen Litwiller and Pocahontas Prairie Wind, LLC, recorded June 8, 2011, in Book 203, Page 573, as Document No. 2011 819, Official Public Records, Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

229.

Unrecorded Option Agreement & Lease & Easement Agreement dated July 15, 2009, by and between Litwiller Farms, c/o of Ethel Litwiller and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement & Lease & Easement Agreement dated July 15, 2009, recorded August 11, 2009, Book 190, Page 750, as Document No. 2009 1149, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Lease and Easement Agreement as evidenced by Memorandum to First Amendment to Lease and Easement Agreement by and between Litwiller Farms, Inc. and Pocahontas Prairie Wind, LLC recorded on April 26, 2011 as Document No 2011-563, Book 202, Page 372, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

230.

Terms and conditions of an unrecorded Option Agreement & Lease & Easement Agreement dated July 7, 2009, by and between Ethel Litwiller and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement & Lease & Easement Agreement dated July 7, 2009, recorded August 6, 2009, Book 190, Page 365, as Document No. 2009 1106, as assigned by that certain Assignment and Assumption Agreement, dated to be effective May 24, 2010, recorded June 7, 2010, in Book 196, Page 160, as Document No. 2010 663, Official Public Records, Pocahontas County, Iowa. First Amendment to Lease and Easement Agreement as evidenced by Memorandum to First Amendment to Lease and Easement Agreement by and between Ethel Litwiller and Pocahontas Prairie Wind, LLC recorded on April 26, 2011 as Document No 2011-564, Book 202, Page 376, Official Public Records of Pocahontas County, Iowa. Notice of Exercise of Option dated June 2, 2011 executed by Pocahontas Prairie Wind, LLC and recorded on June 8, 2011 in Book 203, Page 578, as Document No. 2011-820, Official Public Records of Pocahontas County, Iowa.

231.	Letter to Craig Aljets from Larrette L. Kolbe, dated September 8, 2008, regarding a Certified Wetland Determination.

232.

Warranty Deed dated May 28, 2011, by and between Dwayne Aljets (Grantor) and Pocahontas Prairie Wind, LLC, a Delaware limited liability company (Grantee), recorded June 16, 2011 in Book 203, Page 825-828 as Document No. 2011 857, Official Public Records of Pocahontas County, Iowa.

233.

Real Estate Transfer – Groundwater Hazard Statement, by and between Dwayne Aljets (Transferor) and Pocahontas Prairie Wind, LLC (Transferee) recorded on June 16, 2011 in Book 203, Page 829-830 as Document No. 2011 GWH857, Official Public Records of Pocahontas County, Iowa.

II.	Sandy Ridge Project

1.	Setback Waiver Agreement, dated June 26, 2009, by and between Sandy Ridge Wind, LLC and The Allegheny Hunting Club, as evidenced by that certain Memorandum of Setback Waiver Agreement, dated June 26, 2009, by and between Sandy Ridge Wind, LLC and The Allegheny Hunting Club

2.

Option Agreement and Lease and Easement Agreement between Blair A. Walk Revocable Living Trust and Kenneth R. Walk and Gamesa Energy USA, LLC effective January 14, 2007, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement by and between Blair A. Walk Revocable Living Trust and Kenneth R. Walk and Gamesa Energy USA, LLC, dated January 15, 2007 and recorded February 21, 2007 in Record Book 1982 page 118, Centre County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement dated as of September 8, 2008 [unrecorded], as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated as of July 7, 2010 and recorded August 31, 2010 as in Record Book 2063 page 554, Centre County Recorder of Deeds, Pennsylvania; and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

3.	Setback Waiver Agreement, dated September 9, 2009, by and between Sandy Ridge Wind, LLC and Blair A. Walk Revocable Living Trust and Kenneth R. Walk, as evidenced by that certain Memorandum of Setback Waiver Agreement, dated September 9, 2009, recorded October 12, 2009 in Book 2045, Page 405 in Centre County Recorder of Deeds, Pennsylvania, by and between Sandy Ridge Wind, LLC and Blair A. Walk Revocable Living Trust and Kenneth R. Walk.

4.	Option and Lease and Easement Agreement between Borough of Tyrone and Gamesa Energy USA, LLC effective May 20, 2009, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement by and between Borough of Tyrone and Gamesa Energy USA, LLC, dated May 20, 2009 and recorded July 2, 2009 as Instrument # 200911380, Blair County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated August 27, 2010, recorded September 28, 2010 as Instrument # 201015800, Blair County Recorder of Deeds, Pennsylvania, and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

5.	Community Improvement Agreement, dated March 9, 2009, by and between The Borough of Tyrone and Gamesa Energy USA, LLC.

6.

Option Agreement and Lease and Easement Agreement dated as of October 5, 2009 between Eva S. Beiler Testamentary Trust U/W dated May 14, 2004 and Sandy Ridge Wind LLC, a Delaware limited liability company, effective as of November 30, 2009 , as evidenced by that certain Memorandum of Option and Lease and Easement Agreement by and between Eva S. Beiler Testamentary Trust U/W dated May 14, 2004 and Sandy Ridge Wind LLC, a Delaware limited liability company, dated November 30, 2009 and recorded December 4, 2009 as in Record Book 2048 page 539, Centre County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated November 30, 2009 [unrecorded], as further amended by that certain Second Amendment to Option Agreement and Lease and Easement Agreement, dated July 16, 2010, recorded August 31, 2010, in Record Book 2063 page 556, Centre County Recorder of Deeds, Pennsylvania, as further amended by that certain Third Amendment to Option Agreement and Lease and Easement Agreement, dated July 27, 2010, recorded August 31, 2010, in Record Book 2063 page 557, Centre County Recorder of Deeds, Pennsylvania, as further amended by that certain Fourth Amendment to Option Agreement and Lease and Easement Agreement, dated February 22, 2012, by and between Eva S. Beiler Testamentary Trust U/W dated May 14, 2004 and Sandy Ridge Wind, LLC [unrecorded].

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

7.	Purchase Option Agreement, dated November 30, 2009, by and between Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004 and Sandy Ridge Wind, LLC, as evidenced by that certain Memorandum of Option to Purchase Real Estate, dated November 30, 2009, as amended by that certain First Amendment to Purchase Option Agreement dated June 11, 2010, by and between Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004 and Sandy Ridge Wind, LLC.

8.	Agreement, dated May 21, 2010, by and between Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004 and Sandy Ridge Wind, LLC.

9.	Indenture, dated June 11, 2010, by and between Benjamin S. Beiler and Benuel S. Fisher, Trustees of The Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004 and Sandy Ridge Wind, LLC, recorded June 17, 2010, in Record Book 2058 page 735, Centre County Recorder of Deeds, Pennsylvania.

10.	Right-of-Way Agreement, dated June 11, 2010, by and between Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004 and West Penn Power Company (dba Allegheny Power), recorded June 17, 2010, in Record Book 2058 page 736, Centre County Recorder of Deeds, Pennsylvania.

11.	Right-of-Way Agreement, dated June 11, 2010, by and between Sandy Ridge Wind, LLC and West Penn Power Company (dba Allegheny Power), recorded June 17, 2010, as in Record Book 2058 page 737, Centre County Recorder of Deeds, Pennsylvania.

12.	Escrow Agreement, dated July 27, 2010, by and between Eva S. Beiler Testamentary Trust U/W Dated May 14, 2004, Sandy Ridge Wind, LLC, and National Penn Investors Trust Company.

13.	Grant of Access Easement, dated April 7, 2011, by and between Sandy Ridge Wind, LLC and Pennsylvania Electric Company, Benjamin S. Beiler and Benuel S. Fisher, Trustees of The Eva S. Beiler Testamentary Trust U/W Dated May 24, 2004, recorded April 25, 2011, in Record Book 2078 page 513, Centre County Recorder of Deeds, Pennsylvania, as amended by that certain Amended and Re-Stated Grant of Access Easement, dated July 28, 2011, recorded August 22, 2011, in Book 2085, page 379, by and between Sandy Ridge Wind, LLC and Pennsylvania Electric Company, Benjamin S. Beiler and Benuel S. Fisher, Trustees of The Eva S. Beiler Testamentary Trust U/W Dated May 24, 2004.

14.	Option Agreement and Easement Agreement, between Edward Joseph Flanagan, Jr., Stephen John Flanagan, Patricia Ann Flanagan, Michael Patrick Flanagan and Cathy Marie Flanagan and Sandy Ridge Wind, LLC dated January 28, 2010, as evidenced by that certain Memorandum of Option Agreement and Easement Agreement by and between Sandy Ridge Wind, LLC and Edward Joseph Flanagan, Jr., Stephen John Flanagan, Patricia Ann Flanagan, Michael Patrick Flanagan and Cathy Marie Flanagan, dated January 28, 2010 and recorded April 5, 2010 as Instrument # 201004637, Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

15.	Option Agreement, dated March 8, 2010, by and between John Michael Nemish and Janet Pierce Nemish and John Michael Nemish, Jr. and Jody Michelle Nemish and Sandy Ridge Wind, LLC, as evidenced by that certain Memorandum of Option to Purchase Real Estate, dated March 8, 2010, recorded March 29, 2010, as Instrument # 201004313, Blair County Recorder of Deeds, Pennsylvania by and between John Michael Nemish and Janet Pierce Nemish and John Michael Nemish, Jr. and Jody Michelle Nemish and Sandy Ridge Wind, LLC.

16.	Deed date July 23, 2010, and recorded August 2, 2010 in Blair County Recorder of Deeds as Instrument#. 201012230 from John Michael Nemish and Janet Pierce Nemish and John Michael Nemish, Jr., by his Attorney-in-Fact, John Michael Nemish, and Jody Nemish Rice f/k/a Jody Michelle Nemish, by her Attorney-in-Fact, John Michael Nemish, in favor of Sandy Ridge Wind, LLC.

17.	Assignment and Assumption Agreement, dated July 29, 2010, by and between John Michael Nemish and Janet Pierce Nemish and John Michael Nemish, Jr. by his Attorney- In-Fact John Michael Nemish and Jody Nemish Rice F/K/A Jody Michelle Nemish by her Attorney-In-Fact John Michael Nemish and Sandy Ridge Wind, LLC, recorded August 2, 2010, as Instrument # 201012231, Blair County Recorder of Deeds, Pennsylvania.

18.	Indenture, dated July 23, 2010, by and between John Michael Nemish and Janet Pierce Nemish and John Michael Nemish, Jr. by his Attorney-In-Fact John Michael Nemish and Jody Nemish Rice F/K/A Jody Michelle Nemish by her Attorney-In-Fact John Michael Nemish and Sandy Ridge Wind, LLC, recorded August 2, 2010, as Instrument # 201012230, Blair County Recorder of Deeds, Pennsylvania

19.	Letter Re: Donation of Approximately 7+/- acres in Snyder Township, Blair County, Pennsylvania Designated all of Tax Parcel No. 19-31-03, dated May 28, 2010, between Sandy Ridge Wind, LLC and Pennsylvania Game Commission.

20.	Option Agreement and Lease Agreement and Easement Agreement, dated September 8, 2008, by and between Bruce Slager and Ronda Slager and Robert McAllister and Gwen McAllister and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated September 8, 2008, recorded October 20, 2008, in Record Book 2022 page 317, Centre County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated July 21, 2010, recorded August 31, 2010, in Record Book 2063 page 555, Centre County Recorder of Deeds, Pennsylvania, by and between Bruce Slager and Ronda Slager and Robert McAllister and Gwen McAllister and Sandy Ridge Wind, LLC, and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

21.	Setback Waiver Agreement, dated July 21, 2010, by and between Sandy Ridge Wind, LLC and Bruce Slager and Ronda Slager and Robert McAllister and Gwen McAllister.

22.	Option Agreement and Easement Agreement by and between James L. and Judy I. Smith and Gamesa Energy USA, LLC effective August 8, 2007 as evidenced by that certain Memorandum of Option Agreement and Easement Agreement by and between James L. and Judy I. Smith and Gamesa Energy USA, LLC, dated August 8, 2007 and recorded August 31, 2007 in Record Book 1995 page 480, as amended by that certain First Amendment to Option Agreement and Easement Agreement, dated November 11, 2010 and recorded November 18, 2010 in Book 2069, Page 26 480; and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

23.	Option Agreement and Easement Agreement by and between Edward M. Dunkel, Jr., and Betty Jane Dunkel and Gamesa Energy USA, LLC effective August 8, 2007 as evidenced by that certain Memorandum of Option Agreement and Easement Agreement by and between Edward M. Dunkel, Jr., and Betty Jane Dunkel and Gamesa Energy USA, LLC,dated August 8, 2007 and recorded August 31, 2007, in Record Book 1995, page 486 in Centre County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Easement Agreement dated November 11, 2010 and recorded November 18, 2010 in Book 2069, page 27 in Centre County Recorder of Deeds, Pennsylvania, and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

24.	Option Agreement and Easement Agreement dated June 26, 2009, by and between The Allegheny Hunting Club and Sandy Ridge Wind LLC, a Delaware limited liability company, as evidenced by that certain Memorandum of Option Agreement and Easement Agreement dated June 26, 2009 and recorded August 26, 2009 as Instrument # 200914809, in the Blair County Recorder of Deeds, Pennsylvania, and that certain Amended and Restated Memorandum of Option Agreement and Easement Agreement dated August 16, 2011 and recorded on October 25, 2011 in the Centre County Recorder of Deeds, Pennsylvania as Book 2089 page 87, and on October 25, 2011 in the Blair County Recorder of Deeds as Instrument # 201118349, and as amended by that certain First Amendment to Option Agreement and Easement Agreement dated August 16, 2011 and recorded October 25, 2011 in the Centre County Recorder of Deeds, Record Book 2089 page 88, and on October 25, 2011 in the Blair County Recorder of Deeds as Instrument # 201118350.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of August 25, 2011 and recorded on October 26, 2011 in Record Book 2089 page 133 in Centre County Recorder of Deeds, Pennsylvania and recorded on October 25, 2011 as Instrument # 201118351 in Blair County Recorder of Deeds, Pennsylvania.

25.	Setback Waiver Agreement, dated July 10, 2009 , by and between Gamesa Energy USA, LLC, and Richard L. Baumgardner and Carla M. Baumgardner, as evidenced by that certain Memorandum of Setback Waiver Agreement by and between Gamesa Energy USA, LLC, and Richard L. Baumgardner and Carla M. Baumgardner, dated July 10, 2009, recorded August 26, 2009, as Instrument # 200914808, Blair County Recorder of Deeds, Pennsylvania; and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

26.	Option Agreement and Easement Agreement between Andrew C. and Tracy Bryan and Gamesa Energy USA, LLC effective December 14, 2007, as evidenced by that certain Memorandum of Option Agreement and Easement Agreement , by and between Andrew C. and Tracy Bryan and Gamesa Energy USA LLC, dated December 14, 2007 and recorded December 26, 2007 in Record Book 2002 page 332, Centre County Recorder of Deeds, Pennsylvania,, as amended by that certain First Amendment to Option Agreement and Easement Agreement, dated February 6, 2012, recorded February 21, 2012, in Record Book 2095, page 861, Centre County Recorder of Deeds, Pennsylvania, and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of February 5, 2012 and recorded on February 21, 2012 in Record Book 2095, page 862 in Centre County Recorder of Deeds, Pennsylvania.

27.	Option Agreement and Easement Agreement between Luther M. Wagner and Gamesa Energy USA, LLC effective November 13, 2008 as evidenced by that certain Memorandum of Option Agreement and Easement Agreement by and between Luther M. Wagner and Gamesa Energy USA, LLC dated November 13, 2008 and recorded December 4, 2008 in Record Book 2024 page 642, and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania, as amended by that certain First Amendment to Option Agreement and Easement Agreement, dated January 10, 2012, recorded February 21, 2012, in Record Book 2095, page 877, Centre County Recorder of Deeds, Pennsylvania.

Notice of Exercise of Option executed by Sandy Ridge Wind, LLC dated as of February 5, 2012 and recorded on February 21, 2012 in Record Book 2095page 862 in Centre County Recorder of Deeds, Pennsylvania.

28.	Setback Waiver Agreement, dated July 13, 2009, by and between Gamesa Energy USA, LLC and Russell D. Walk and Lori L. Walk, as evidenced by that certain Memorandum of Setback Waiver Agreement, by and between Russell D. Walk and Lori L. Walk and Gamesa Energy USA, LLC dated July 9, 2009, recorded August 26, 2009 as Instrument # 200914807, Blair County Recorder of Deeds, Pennsylvania; and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

•	Gamesa is pursuing an amendment which will be executed by the current owners of this parcel consenting to the setback waiver.

29.	Setback Waiver Agreement, dated July 10, 2009, by and between Gamesa Energy USA, LLC and John C. Wilson and Renee L. Wilson, as evidenced by that certain Memorandum of Setback Waiver Agreement, by and between John C. Wilson and Renee L. Wilson and Gamesa Energy USA, LLC dated July 10, 2009, recorded August 26, 2009 as Instrument # 200914806, Blair County Recorder of Deeds, Pennsylvania; and as assigned by that certain Assignment and Assumption Agreement by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC, dated as of June 30, 2010 and recorded on November 18, 2010 in Record Book 2069, page 28 in Centre County Recorder of Deeds, Pennsylvania and recorded on January 19, 2011 as Instrument # 201101137 in Blair County Recorder of Deeds, Pennsylvania.

30.	Special Warranty Deed dated December 7, 2011, by and between Sandy Ridge Wind, LLC Wind, LLC and Pennsylvania Electric Company, recorded January 3, 2010 in Record Book 2093, page 190, Centre County Recorder of Deeds, Pennsylvania.

31.	Encroachment Permit dated July 15, 2009, by and between AT & T Corp. and Sandy Ridge Wind, LLC, recorded September 25, 2009, as Instrument #200916596, Blair County Recorder of Deeds, Pennsylvania.

III.	Minonk Project

1.	Unrecorded Lease and Easement Agreement by and between Ron Aeschleman and Navitas Energy, Inc., a Minnesota corporation, dated November 2, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated November 2, 2007, recorded November 26, 2007, as Document No. 708133, Official Records, Woodford, County, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

2.	Unrecorded Lease and Easement Agreement by and between Ronald L. Aeschleman, Jr. and Navitas Energy, Inc., a Minnesota corporation, dated February 21, 2008, as evidenced by Memorandum of Lease and Easement Agreement, dated February 21, 2008, recorded May 5, 2008, as Document No. 802984, Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

3.	Unrecorded Lease and Easement Agreement by and between James Baumann, Barbara Baumann and Navitas Energy, Inc., dated July 5, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated July 5, 2007, recorded September 18, 2007, as Document No. 706573, re-recorded on November 17, 2008, as Document No. 807191 Official Public Records, Woodford County, Illinois, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC

4.

Unrecorded Lease and Easement Agreement by and between Duane D. Baumann Trustee of the Duane D. Baumann Revocable Trust dated December 6, 1999, and Navitas Energy, Inc., a Minnesota corporation, dated November 19, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 19, 2007, recorded December 26, 2007, as Document No. 708761; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa

Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated January 6, 2009, recorded January 21, 2009, as Document No. 900454, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

5.	Unrecorded Lease and Easement Agreement by and between Cynthia S. Baumgardner and Navitas Energy, Inc., a Minnesota corporation, dated March 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 12, 2007, recorded April 5, 2007, as Document No. 702121, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

6.	Unrecorded Lease and Easement Agreement by and between Mary Beth Petta et al subject to the Life Estate of George Bell, and Navitas Energy, Inc., a Minnesota corporation, dated December 21, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 21, 2006, recorded February 8, 2007, as Document No. 577254, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement, dated as of December 21, 2011, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement dated as of December 21, 2011, and recorded February 9, 2012, as Document Number 00614361, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

7.	Unrecorded Lease and Easement Agreement by and between Henry C. Budde and Navitas Energy, Inc., a Minnesota corporation, dated January 29, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated January 29, 2007, recorded March 7, 2007, as Document No. 701407, re-recorded on November 17, 2008, as Document No. 807190, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement by and between Minonk Wind, LLC and Henry Budde, dated January 29, 2012, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement dated January 29, 2012 and recorded February 9, 2012 Official Public Records, Woodford County, Illinois as Document No. 1200789.

Letter Agreement dated January 9, 2007 by and between Navitas Energy Inc. and Henry Budde.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

8.	Unrecorded Lease and Easement Agreement by and between Linda L. Budde and Navitas Energy, Inc., a Minnesota corporation, dated January 29, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated January 29, 2007, recorded March 7, 2007, as Document No. 701408; as modified by that certain Amendment to Lease and Easement Agreement, dated November 24, 2008, recorded December 22, 2008, as Document No. 807842; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement, dated November 24, 2008, by and between Navitas Energy, Inc. and Linda L. Budde, recorded December 22, 2008, as Document No. 807842, Official Public Records, Woodford County, Illinois, as amended by Second Amendment to Lease and Easement Agreement, dated January 29, 2012, as evidenced by Memorandum of Second Amendment to Lease and Easement Agreement, dated January 29, 2012, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200311.

Letter Agreement dated January 9, 2007 by and between Navitas Energy Inc. and Linda Budde.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

9.	Unrecorded Lease and Easement Agreement by and between Carol J. Cirks and Navitas Energy, Inc., a Minnesota corporation, dated April 13, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 13, 2007, recorded May 11, 2007, as Document No. 703332, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

10.	Unrecorded Lease and Easement Agreement by and between Donald Cirks and Navitas Energy, Inc., a Minnesota corporation, dated April 13, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 13, 2007, recorded May 11, 2007, as Document No. 703333; and re-recorded November 17, 2008, as Document No. 807193, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company, and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois, and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated February 19, 2008, recorded May 5, 2008, as Document No. 802985, Official Public Records, Woodford County, Illinois; as amended by Amendment to Lease and Easement Agreement, dated November 24, 2008, recorded December 22, 2008, as Document No. 807838, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

11.

Unrecorded Lease and Easement Agreement by and between Edward Conroy and Kathryn Conroy and Navitas Energy, Inc., a Minnesota corporation, dated October 26, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated October 26,

2007, recorded November 26, 2007, as Document No. 708134, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

12.	Unrecorded Lease and Easement Agreement by and between Rita Conroy and Navitas Energy, Inc., a Minnesota corporation, dated April 5, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated April 5, 2007, recorded May 11, 2007, as Document No. 703334, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

13.	Unrecorded Lease and Easement Agreement by and between Gene A. Cunningham and Elaine Cunningham and Navitas Energy, Inc., a Minnesota corporation, dated February 28, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated February 28 2007, recorded April 5, 2007, as Document No. 702122, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement, dated November 24, 2008, recorded December 22, 2008, as Document No. 807840.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

14.	Unrecorded Lease and Easement Agreement by and between Kenneth C. Cunningham and Lucile A. Cunningham and Navitas Energy, Inc., a Minnesota corporation, dated April 13, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated April 13, 2007, recorded May 11, 2007, as Document No. 703335, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

15.	Unrecorded Lease and Easement Agreement by and between Mildred Dooley Irrevocable Trust and Ira F. Dooley Irrevocable Trust and Navitas Energy, Inc., a Minnesota corporation, dated June 15, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 15, 2007, recorded July 23, 2007, as Document No. 705202, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

16.	Unrecorded Utility Easement Option and Agreement by and between Kenneth W. Fehr, Jacob R. Fehr, Tobias J. Fehr, Todd J. Fehr, Jared M. Fehr and Minonk Wind LLC, a Delaware limited liability company, dated November 12, 2009, as evidenced by that certain Memorandum of Utility Easement Option and Agreement dated November 12, 2009, recorded January 7, 2010, as Document No. 1000093, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

17.	Unrecorded Lease and Easement Agreement by and between Folkers Land Trust #1 dated August 12, 1981 and Navitas Energy, Inc., a Minnesota corporation, dated March 12,

2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 12, 2007, recorded April 16, 2007, as Document No. 578440, Official Public Records, Livingston County, Illinois, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

18.	Unrecorded Lease and Easement Agreement by and between Folkers Trust dated March 15, 1997 and Navitas Energy, Inc. a Minnesota corporation, dated March 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 12, 2007, recorded April 5, 2007, as Document No. 702123; as re-recorded November 17, 2008, as Document No. 807192, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

19.	Unrecorded Lease and Easement Agreement by and between Drew S. Forney and Lisa F. McMurray and Minonk Wind LLC, dated April 10, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 10, 2008, recorded June 25, 2008, as Document No. 804222, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

20.

Unrecorded Lease and Easement Agreement by and between Robert J. Fraher Revocable Trust and Irene A. Fraher Revocable Trust and Minonk Wind LLC, a Delaware limited liability company, dated April 16, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 16, 2008, recorded June 25, 2008, as Document No. 804220, Official Public Records, Woodford County, Illinois, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a

Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois, and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

21.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, State Bank of Graymont and Robert J. Fraher Revocable Trust & Irene A. Fraher Trust, dated November 24, 2008 and recorded December 22, 2008, as Document No. 807853, Official Public Records, Woodford County, Illinois.

22.	Unrecorded Lease and Easement Agreement by and between Dorothy I. Franke and Navitas Energy, Inc., dated January 18, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 18, 2008, recorded March 5, 2008, as Document No. 801503, Official Public Records, Woodford County, Illinois; as amended by First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement, dated December 6, 2011, and recorded January 18, 2012, as Document Number 1200309, Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, unrecorded in Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

23.	Unrecorded Lease and Easement Agreement by and between Douglas S. Getz, Carol R. Getz, Kenneth D. Getz Trust, Trustee of the Getz Land Trust and Navitas Energy, Inc., a Minnesota corporation, dated August 27, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated August 27, 2007, recorded October 9, 2007, as Document No. 582300, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

24.	Unrecorded Lease and Easement Agreement by and between John W. Greenlee, as Trustee of the John M. Greenlee Revocable Trust and Jean M. Greenlee, as Trustee of the Jean M. Greenlee Revocable Trust, and Navitas Energy, Inc., a Minnesota corporation, dated November 29, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 29, 2007, recorded December 26, 2007, as Document No. 708762, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated December 8, 2008, recorded December 22, 2008, as Document No. 807851, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

25.	Unrecorded Lease and Easement Agreement by and between Annette Grendel, Karen Bellot and Alan Rients and Navitas Energy, Inc., a Minnesota corporation, dated August 24, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated August 24, 2007, recorded September 18, 2007, as Document No. 706574 Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

26.

Unrecorded Lease and Easement Agreement by and between Arlene Gundy Living Trust and Navitas Energy, Inc., dated June 15, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 15, 2007, recorded July 9, 2007, as Document No. 580305, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a

Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

27.	Unrecorded Lease and Easement Agreement by and between Gary L. Gundy, Carolyn F. Gundy and Navitas Energy, Inc., a Minnesota corporation, dated May 30, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated May 30, 2007, recorded July 9, 2007, as Document No. 580306, Official Public Records of Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

28.	Unrecorded Lease and Easement Agreement by and between Aldine (Yordy) Hartzler and Navitas Energy, Inc., dated April 23, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 23, 2007, recorded June 4, 2007 as Document No. 703903, Official Public Records, Woodford County, Illinois; and re-recorded November 17, 2008, as Document No. 807194, Official Public Records, Woodford County, Illinois; also recorded July 9, 2007 as Document No. 00580307, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

29.	Unrecorded Lease and Easement Agreement by and between Paula Hartzler, et al and Navitas Energy, Inc., dated March 6, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 6, 2007, recorded April 5, 2007, as Document No. 702124, Official Public Records, Woodford County, Illinois; and as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

30.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, State Bank of Graymont, and Lorna K. Eden, recorded on December 22, 2008, as Document No. 807855, Official Public Records, Woodford County, Illinois.

31.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Lorna Kay Eden, as lender, Paula Hartzler, Beth Harrell, Jennifer Lembright and Carrie Lambert dated November 24, 2008 and recorded April 17, 2009 as Document No. 902749 Official Public Records of Woodford County, Illinois.

32.	Unrecorded Lease and Easement Agreement by and between Philip D. Hartzler and Linda Ruth Hartzler and Navitas Energy, Inc., a Minnesota corporation, dated February 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 12, 2007, recorded March 7, 2007, as Document No. 701406, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated December 1, 2008, recorded December 22, 2008, as Document No. 807846, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

33.	Consent, Nondisturbance and Attornment Agreement between Philip Hartzler and Linda Hartzler, Minonk Wind, LLC and Flanagan State Bank dated December 1, 2008 and recorded December 22, 2008 as Document No. 807858 Official Public Records, Woodford County, Illinois.

34.	Wind Farm Study and Cooperation Agreement between Philip Hartzler and Linda Hartzler, and Navitas Energy, Inc. dated October 1, 2007, as amended by that certain Amendment to Wind Farm Study and Cooperation Agreement between Philip Hartzler and Linda Hartzler and Minonk Wind, LLC dated October 10, 2011.

35.	Unrecorded Lease and Easement Agreement by and between Glenn R. Hillman and Navitas Energy, Inc., a Minnesota corporation, dated December 10, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 10, 2007, recorded December 26, 2007, as Document No. 583931, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

36.	Unrecorded Lease and Easement Agreement by and between Karen M. Hong and Navitas Energy, Inc., a Minnesota corporation, dated July 25, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated July 25, 2007, recorded August 16, 2007, as Document No. 705814, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

37.

Unrecorded Lease and Easement Agreement by and between Janice Horner and Navitas Energy, Inc., a Minnesota corporation, dated November 30, 2007 as evidenced by Memorandum of Lease and Easement Agreement, dated November 30, 2007, recorded December 26, 2007, as Document No. 708763, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement, dated February 1, 2008, recorded March 17, 2008, as Document No. 801789, Official Public Records, Woodford County, Illinois; as amended by Second Amendment to Lease and Easement Agreement, dated November 23, 2011, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement, dated November 23, 2011, and recorded January 18, 2012, as Document Number 1200308, Official Public Records of Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

38.	Unrecorded Exclusive Option to Purchase Real Estate by and between Janice Horner and Minonk Wind, LLC, a Delaware limited liability company, dated February 14, 2008 as evidenced by Memorandum of Option to Purchase Real Estate, dated February 14, 2008, recorded March 17, 2008, as Document No. 801788, Official Public Records, Woodford County, Illinois.

39.	Agreement for Deed by and between Janice Horner and Minonk Wind, LLC, dated November 16, 2011.

40.	Warranty Deed, dated November 14, 2011, by Janice E. Horner, as grantor, in favor of Minonk Wind, LLC, recorded on December 6, 2011, as Document No. 1106611, Official Public Records, Woodford County, Illinois.

41.	Option for Lease and Staging Area Lease Agreement dated as of December 27, 2011 between Janice Horner and Minonk Wind, LLC.

42.	Unrecorded Lease and Easement Agreement by and between Illinois Wesleyan University and Navitas Energy, Inc., a Minnesota corporation, August 31, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated August 31, 2007, recorded September 18, 2007, as Document No. 706576, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Agreement signed August 31, 2007 between Illinois Wesleyan University and Navitas Energy, Inc

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

43.	Unrecorded Lease and Easement Agreement by and between Lois F. Janssen Estate, Marilyn Groves, Executor and Minonk Wind, LLC, a Minnesota corporation, dated December 1, 2008, as evidenced by Memorandum of Lease and Easement Agreement, dated December 1, 2008, recorded December 22, 2008, as Document No. 807836 Official Public Records, Woodford County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement by and between Paul Rowland and Minonk Wind, LLC, a Delaware limited liability company, dated July 13, 2010, and recorded September 10, 2010, Official Public Records, Woodford County, Illinois, as Document Number 1004744 and by that certain unrecorded Second Amendment to Lease and Easement Agreement dated as of January 2, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement by and between Paul E. Rowland and Minonk Wind, LLC, a Delaware limited liability company, dated January 2, 2012, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200298.

44.	Unrecorded Lease and Easement Agreement by and between Milton V. Jochums Residuary Trust, (Trust B) and Navitas Energy, Inc., a Minnesota corporation, dated September 20, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated September 20, 2007, recorded October 9, 2007, as Document No. 707097, re-recorded November 17, 2008, as Document No. 807196, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement, dated November 24, 2008, recorded December 22, 2008, as Document No. 807839, Official Public Records of Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

45.	Wind Farm Study and Cooperation Agreement dated November 24, 2008 between Milton V. Jochums Residuary Trust and Navitas Energy, Inc., as amended by that certain Amendment to Wind Farm Study and Cooperation Agreement between Milton V. Jochums Residuary Trust and Minonk Wind, LLC executed February 2, 2012.

46.

Unrecorded Lease and Easement Agreement by and between Johnny Martin Company and Navitas Energy, Inc., dated May 7, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated May 7, 2007, recorded June 4, 2007 as Document No. 703890, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a

Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement, dated February 14, 2008, recorded March 17, 2008, as Document No. 801790, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

47.	Non-disturbance and Attornment Agreement between Minonk Wind, LLC and Met Life Insurance Company, a New York corporation, dated November 1, 2011 and recorded on November 18, 2011, as Document No. 1106287 Official Public Records, Woodford County, Illinois.

48.	Option to Purchase Real Estate, dated October 22, 2007, between Johnny Martin Company and Navitas Energy, Inc., as evidenced by unrecorded Option to Purchase Real Estate, dated October 22, 2007, between Johnny Martin Company and Navitas Energy, Inc.

49.	Unrecorded Lease and Easement Agreement by and between Merlyn D. Kalkwarf and Navitas Energy, Inc., a Minnesota corporation, dated June 15, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 15, 2007, recorded July 9, 2007, as Document No. 580308, Official Public Records, Livingston County, Illinois; as modified by Ratification of Lease Agreement, dated March 26, 2009, recorded April 17, 2009, as Document No. 593651, Official Public Records of Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

50.

Unrecorded Lease and Easement Agreement by and between John Hal Kapraun and Navitas Energy, Inc., a Minnesota corporation, dated August 7, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated August 7, 2007, recorded October 9, 2007, as Document No. 582301 Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

51.	Unrecorded Lease and Easement Agreement by and between Gregory Kelley and Frances Kelley and Navitas Energy, Inc., a Minnesota corporation dated September 14, 2007, as evidenced by Memorandum of Lease and Easement Agreement dated September 14, 2007, recorded October 9, 2007, Official Public Records, Woodford County, Illinois, as Document No. 707098, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Agreement between Gregory Kelley, Frances Kelley and Navitas Energy, Inc. dated March 7, 2007.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

52.	Unrecorded Lease and Easement Agreement by and between Verna Yordy Long and Navitas Energy, Inc., a Minnesota corporation, dated April 26, 2007, as evidenced by Memorandum of Lease and Easement Agreement dated April 26, 2007, recorded June 4, 2007, as Document No. 703891, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

53.

Unrecorded Lease and Easement Agreement by and between Louis Farms Partnership (executed by Margaret Ann Louis, Carolyn Alaksiewiez and Angela M. Louis) and Navitas Energy, Inc., a Minnesota corporation, dated January 2, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 2, 2007, recorded February 14, 2007, as Document No. 700854, Official Public Records, Woodford County, Illinois; as amended by Amendment to Lease and Easement Agreement, dated December 8, 2008, recorded December 22, 2008, as Document No. 807844, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by Second Amendment to Lease and Easement Agreement, dated January 2, 2012, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement dated as of January 2, 2012 and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200306.

54.	Unrecorded Lease and Easement Agreement by and between Donna J. Marshall and Glenn E. Marshall and Navitas Energy, Inc., a Minnesota corporation, dated January 29, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 29, 2007, recorded April 16, 2007, as Document No. 578437, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated November 2, 2011, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Glenn E. Marshall and Minonk Wind, LLC, a Delaware limited liability company, dated January 29, 2012, and recorded January 24, 2012, as Document Number 00614074, Official Public Records of Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

55.

Unrecorded Lease and Easement Agreement by and between Ann Martin, Jennifer Demosthenes, Susan Casey and Navitas Energy, Inc., a Minnesota corporation, dated December 12, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 12, 2006, recorded February 9, 2007, as Document No. 700773; and re-recorded November 17, 2008, as Document No. 807198, Official Public Records of Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa

Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated December 12, 2011, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Ann Martin, Jennifer Demosthenes and Susan Casey and Minonk Wind, LLC, a Delaware limited liability company, dated December 12, 2011, and recorded January 18, 2012, as Document Number 1200297, Official Public Records of Woodford County, Illinois.

Letter Agreement dated December 6, 2006 by and between Ann Martin, Jennifer Demosthenes, Susan Casey and Navitas Energy, Inc.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

56.	Unrecorded Lease and Easement Agreement by and between Lewis Martin Farms Inc. and Navitas Energy, Inc., a Minnesota corporation, dated December 12, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 12, 2006, recorded February 9, 2007, as Document No. 700771, Official Public Records, Woodford County, Illinois; as assigned to and modified by Assignment of Lease and Easement Agreement to David E. Martin or his successors in trust, as Trustee under the provisions of the David E. Martin Revocable Trust Agreement dated July 1, 2007, recorded December 21, 2007, as Document No. 708706, Official Public Records of Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between David E. Martin, as Trustee of the David E. Martin Revocable Trust dated July 7, 2007 and Minonk Wind, LLC, a Delaware limited liability company, dated December 12, 2011, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200307.

Letter Agreement dated December 5, 2006 between Lewis Martin Farms, Inc. and Navitas Energy, Inc

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

57.	Consent, Nondisturbance and Attornment Agreement signed by David E. Martin, Minonk Wind, LLC and 1st Farm Credit Services, dated December 1, 2008 and recorded on December 22, 2008, as Document No. 807854, Official Public Records, Woodford County, Illinois.

58.	Unrecorded Lease and Easement Agreement by and between Vissering Farms Inc. and John M. Martin Jr. and Navitas Energy, Inc. a Minnesota corporation, dated October 26, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 26, 2007, recorded December 26, 2007, as Document No. 583933, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as ratified by and between John M. Martin, Sr. and John M. Martin and Vissering Farms, Inc. in that certain Ratification of Lease Agreement dated June 11, 2008, recorded August 29, 2008, as Document No. 805667, Official Public Records, Woodford County, Illinois and recorded October 17, 2008, as Document No. 00590040, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

59.	Unrecorded Lease and Easement Agreement by and between John M. Martin Trust and Navitas Energy, Inc., a Minnesota corporation, dated February 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 12, 2007, recorded April 16, 2007, as Document No. 578439, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

60.	Unrecorded Lease and Easement Agreement by and between Helen Mays, Glen Mays and Minonk Wind LLC, a Delaware limited liability company, dated March 12, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 12, 2008, recorded May 5, 2008, as Document No. 802986, Official Public Records, Woodford County, Illinois; re-recorded November 17, 2008, as Document No. 807203, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

61.	Unrecorded Lease and Easement Agreement by and between Sandra L. McGhee, Carl E. McGhee, Christopher C. McGhee, Kerby McGhee, Kareling McGhee and Kalvin L. McGhee and Minonk Wind LLC, a Delaware limited liability company, dated May 13, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated May 13, 2008, recorded June 25, 2008, as Document No. 804223, Official Public Records, Woodford County, Illinois; re-recorded November 17, 2008, as Document No. 807200, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

62.	Unrecorded Lease and Easement Agreement by and between T. Gene McKinley and Navitas Energy, Inc. a Minnesota corporation, dated November 21, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 21, 2006, recorded January 18, 2007, as Document No. 576892, Official Public Records of Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated November 21, 2011, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between T. Gene McKinley and Minonk Wind, LLC, a Delaware limited liability company, dated November 21, 2011, and recorded January 24, 2012, as Document Number 00614073, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

63.

Unrecorded Lease and Easement Agreement by and between Mary McNamara and Navitas Energy, Inc., a Minnesota corporation, dated October 26, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 26, 2007, recorded November 26, 2007, as Document No. 708135, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

64.	Unrecorded Lease and Easement Agreement by and between Steven McNamara et al subject to the life estate of Mary McNamara and Navitas Energy, Inc., a Minnesota corporation, dated October 26, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 26, 2007, recorded November 26, 2007, as Document No. 708136, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

65.	Unrecorded Lease and Easement Agreement by and between Connie Ketchmark et al, Subject to the Life Estate of Vernalee McNamara and Navitas Energy, Inc., dated March 16, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 16, 2007, recorded April 23, 2007 as Document No. 702605, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement by and between Connie Ketchmark, et al, Subject to the Life Estate of Vernalee McNamara and Minonk Wind, LLC, dated January 6, 2009, recorded January 21, 2009, as Document No. 900455, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

66.	Unrecorded Lease and Easement Agreement by and between Carmen Miles, as to an undivided 1/2 interest and a Life Estate Interest in Carmen L. Miles, as to an undivided 1/2 interest, with the remainder to Larry Miles, James Miles and Nancy Manning, each as to an undivided 1/8 interest and Michael L. Miles and Lisa L. Miles, each as to an undivided 1/16 interest, and Navitas Energy, Inc., a Minnesota corporation, dated August 7, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated August 7, 2007, recorded September 18, 2007, as Document No. 706575, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated January 6, 2009, recorded January 21, 2009, as Document No. 900453, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

67.	Unrecorded Lease and Easement Agreement by and between Minonk Farms Inc. and Navitas Energy, Inc., a Minnesota corporation, dated November 17, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 17, 2006, recorded January 18, 2007, as Document No. 576893, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Minonk Farms, Inc. and Minonk Wind, LLC, a Delaware limited liability company, dated November 17, 2011, and recorded January 24, 2012, as Document Number 00614072, Official Public Records, Livingston County, Illinois.

Letter Agreement between Minonk Farms, Inc. and Navitas Energy, Inc. dated November 17, 2006.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

68.	Unrecorded Lease and Easement Agreement by and between Betty Moudy and Navitas Energy, Inc., dated January 11, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 11, 2007, recorded in Official Public Records, Livingston County, Illinois on February 8, 2007, as Document No. 577255, and recorded in Official Public Records, Woodford County, Illinois on December 26, 2007 as Document No. 708764; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, dated January 21, 2012, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Betty L. Moudy and Minonk Wind, LLC, a Delaware limited liability company, dated January 11, 2012, and recorded January 18, 2012, as Document Number 1200300, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

69.	Unrecorded Lease and Easement Agreement by and between Marylu S. Pille and Terry Pille, and Navitas Energy, Inc., a Minnesota corporation, dated April 5, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 5, 2007, recorded April 23, 2007, as Document No. 702606 and re-recorded on November 17, 2008, as Document No. 807201, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois; as amended by that certain Amendment to Lease and Easement Agreement dated December 1, 2008, recorded December 22, 2008, as Document No. 807848, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

70.	Unrecorded Lease and Easement Agreement by and between Terry A. Pille, and Navitas Energy, Inc., a Minnesota corporation, dated March 28, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 28, 2007, recorded April 23, 2007, as Document No. 702607; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois; and amended by that certain Amendment to Lease and Easement Agreement dated December 1, 2008, recorded December 22, 2008, as Document No. 807848, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

71.	Unrecorded Lease and Easement Agreement by and between Elynor Pomeranke and Navitas Energy, Inc., a Minnesota corporation, dated January 4, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 4, 2007, recorded February 14, 2007, as Document No. 700855, and re-recorded November 17, 2008 as Document No. 807205, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Elynor Pomeranke and Minonk Wind, LLC, a Delaware limited liability company, dated January 4, 2012, and recorded January 18, 2012, as Document Number 1200304, Official Public Records of Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

72.

Unrecorded Lease and Easement Agreement by and between Marvin Pomeranke and Navitas Energy, Inc., a Minnesota corporation, dated January 4, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 4, 2007, recorded February 14, 2007, as Document No. 700856; and re-recorded November 17, 2008, as Document No. 807204, Official Public Records of Woodford County, Illinois; assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Marvin Pomeranke and Minonk Wind, LLC, a Delaware limited liability company, dated January 4, 2012, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200305.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

73.	Unrecorded Lease and Easement Agreement by and between David A. Post and Debra J. Post and Navitas Energy, Inc., a Minnesota corporation, dated June 15, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 15, 2007, recorded July 9, 2007, as Document No. 580309; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement dated July 28, 2009 and recorded August 28, 2009, as Document No. 596734, Official Public Records, Livingston County, Illinois.

74.	Wind Farm Study and Cooperation Agreement between Richard Rients and Navitas Energy, Inc, dated March 24, 2008, as amended by that certain Amendment to Wind Farm Study and Cooperation Agreement by and Between David Post, Debra Post and Minonk Wind, LLC dated January 14, 2012.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

75.	Unrecorded Lease and Easement Agreement by and between Alan P. Rients and Susan D. Rients and Navitas Energy, Inc., a Minnesota corporation, dated May 18, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated May 18, 2007, recorded July 23, 2007, as Document No. 705203; as re-recorded November 17, 2008, as Document No. 807206, Official Public Records, Woodford County, Illinois, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

76.	Unrecorded Lease and Easement Agreement by and between Elaine Rients and Navitas Energy, a Minnesota corporation, dated April 27, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 27, 2007, recorded May 29, 2007, as Document No. 00579339, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

77.	Unrecorded Lease and Easement Agreement by and between Elaine Rients (1/2 interest); Richard Rients et al (1/2 interest) STLE Elaine Rients and Navitas Energy, a Minnesota corporation, dated April 27, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 27, 2007, recorded May 29, 2007, Official Public Records, Livingston County, Illinois, as Document No. 00579340; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

78.	Unrecorded Utility Easement Option and Agreement by and between Susan Rients, Gregg Rients and Robert Rients, Jr., subject to the Life Estate of Margery L. Rients and Minonk Wind, LLC, a Delaware limited liability company, dated November 12, 2009, as evidenced by that certain Memorandum of Utility Easement Option and Agreement dated November 12, 2009, recorded January 7, 2010, as Document No. 1000092, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

79.	Unrecorded Lease and Easement Agreement by and between Richard Rients and Navitas Energy, Inc., a Minnesota corporation, dated April 27, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 27, 2007, recorded May 29, 2007, as Document No. 579341, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

80.	Wind Farm Study and Cooperation Agreement between Richard Rients and Navitas Energy, Inc. dated March 29, 2008.

81.	Consent, Nondisturbance and Attornment Agreement between Minonk Wind, LLC, Flanagan State Bank and Richard Rients, dated December 1, 2008 and recorded on December 22, 2008, as Document No. 00591130, Official Public Records, Livingston County, Illinois.

82.	Unrecorded Lease and Easement Agreement by and between Tjark E. Rients and Navitas Energy, Inc., a Minnesota corporation, dated January 29, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 29, 2007, recorded March 7, 2007, as Document No. 701405, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Agreement between Tjark Rients and Navitas Energy, Inc. dated November 17, 2006.

Letter Regarding Exercise of Option dated January 25, 2012 executed by Minonk Wind, LLC.

83.

Unrecorded Lease and Easement Agreement by and between Kenneth E. Rients, as General Partner of Rients Family Partnership and Minonk Wind, LLC, a Delaware limited liability company, dated August 12, 2010, as evidenced by that certain

Memorandum of Lease and Easement Agreement dated August 12, 2010, recorded September 20, 2010, as Document No. 1004949, Official Public Records, Woodford County, Illinois, as assigned by that certain Assignment of Lease and Easement Agreement by and between Rients Family Limited Partnership and Bennie C. Blackburn and Shirley J. Blackburn, dated August 31, 2011, recorded September 1, 2011, as Document No. 1104610, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

84.	Unrecorded Lease and Easement Agreement by and between Vernon Henry Ringenberg Trust and Navitas Energy, Inc., dated April 5, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 5, 2007, recorded May 29, 2007, as Document No. 579342, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

85.	Unrecorded Lease and Easement Agreement by and between Robert S. Martin Farms, Inc. and Navitas Energy, Inc., dated December 4, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 4, 2006, recorded April 16, 2007, Official Public Records, Livingston County, Illinois, as Document No. 578438, as amended by Amendment to Option to Lease, Lease and Wind Easement Agreement dated January 2, 2007 and recorded August 6, 2007, as Document No. 581216, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded Second Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement by and between Robert S. Martin Farms, Inc. and Minonk Wind, LLC, a Delaware limited liability company, dated December 4, 2011, and recorded January 24, 2012, Official Public Records, Livingston County, Illinois, as Document Number 00614075.

86.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Eureka Community Bank, a division of Morton Community Bank, and Carol Romersberger, dated November 24, 2008, and recorded December 22, 2008, as Document No. 00591129, Official Public Records, Livingston County, Illinois.

87.	Unrecorded Lease and Easement Agreement by and between Ben Rogers and Navitas Energy, Inc., dated September 21, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated September 21, 2007, recorded October 9, 2007, Official Public Records, Livingston County, Illinois, as Document No. 582302, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Agreement between Ben Rogers and Navitas Energy, Inc. dated September 1, 2007.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

88.	Unrecorded Lease and Easement Agreement by and between Clark Rogers and Ben Rogers and Navitas Energy, Inc., a Minnesota corporation, dated October 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 12, 2007, recorded November 26, 2007, Official Public Records, Livingston County, Illinois, as Document No. 583297; as re-recorded December 22, 2008, as Document No. 591127, Official Public Records, Livingston County, Illinois as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Agreement between Clark Rogers, Ben Rogers and Navitas Energy, Inc. dated September 20, 2007.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

89.

Unrecorded Lease and Easement Agreement by and between Gary L. Rogers Trust and Karen S. Rogers Trust and Navitas Energy, Inc., a Minnesota corporation, dated October 3, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 3, 2007, recorded November 5, 2007, as Document No. 707737, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement, dated November 24, 2008, recorded December 22, 2008, as Document No. 807841, Official Public Records, Woodford County, Illinois.

Letter Agreement between Gary L. Rogers Trust and Karen S. Rogers Trust and Navitas Energy, Inc. dated September 1, 2007.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

90.	Unrecorded Lease and Easement Agreement by and between Madelyn Rothgeb and Navitas Energy, Inc., a Minnesota corporation, dated July 9, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated July 9, 2007, recorded August 16, 2007, Official Public Records, Woodford County, Illinois, as Document No. 705815, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Agreement between Madelyn Rothgeb and Navitas Energy, Inc. dated June 12, 2007.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

91.

Unrecorded Lease and Easement Agreement by and between Jean E. Rowland, Paul E. Rowland and Navitas Energy, Inc., a Minnesota corporation, dated January 2, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 2, 2007, recorded February 14, 2007, as Document No. 700857; as re-recorded November 17, 2008, Official Public Records, Woodford County, Illinois, as Document No. 807202, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No.

803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Paul E. Rowland and Minonk Wind, LLC, a Delaware limited liability company, dated January 2, 2012, and recorded January 18, 2012, as Document Number 1200299, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

92.	Unrecorded Lease and Easement Agreement by and between Paul E. Rowland and Navitas Energy, Inc., a Minnesota corporation, dated January 2, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 2, 2007, recorded February 14, 2007, as Document No. 700858; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement dated July 13, 2010 and recorded September 10, 2010, as Document No. 1004744, Official Public Records, Woodford County, Illinois; as amended by that certain unrecorded Second Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement by and between Paul E. Rowland and Minonk Wind, LLC, a Delaware limited liability company, dated January 2, 2012, and recorded January 18, 2012, Official Public Records, Livingston County, Illinois, as Document Number 1200298.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

93.	Unrecorded Lease and Easement Agreement by and between Mark Sauder and Ina Sauder and Navitas Energy, Inc., a Minnesota corporation, dated July 23, 2007, as evidenced by Memorandum of Lease and Easement Agreement, dated July 23, 2007, recorded August 16, 2007, as Document No. 705816, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

94.	Unrecorded Lease and Easement Agreement by and between Stanley D. Schrock, Trustee of the Alfred B. Baumann Testamentary Trust Berneice Baumann Irrevocable Trust and Navitas Energy, Inc., a Minnesota corporation, dated January 30, 2008, as evidenced by Memorandum of Lease and Easement Agreement, dated January 30, 2008, recorded March 17, 2008, as Document No. 801787, Official Public Records, Woodford County, Illinois; as modified by Ratification of Lease Agreement executed by Doug Smith and Karen Smith dated March 30, 2010 and recorded April 23, 2010, as Document No. 1001957 Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, unrecorded in Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

95.	Unrecorded Lease and Easement Agreement by and between Steve A. Smith and Jaynet Smith, Suzanne Fesler, Subject to Contract for Deed of Steve Smith and Navitas Energy, Inc., a Minnesota corporation, dated February 28, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 28, 2007, recorded April 5, 2007, as Document No. 702125, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

96.

Unrecorded Lease and Easement Agreement by and between Vern C. Smith and Navitas Energy, Inc., a Minnesota corporation, dated February 21, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 21, 2007, recorded March 15, 2007, as Document No. 701602, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

97.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Flanagan State Bank, and Vern C. Smith, dated December 1, 2008, and recorded on December 22, 2008, as Document No. 807856, Official Public Records, Woodford County, Illinois.

98.	Unrecorded Lease and Easement Agreement by and between Clara Spencer and Navitas Energy, Inc., dated November 29, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 29, 2007, recorded March 5, 2008, as Document No. 801504, Official Public Records, Woodford County, Illinois; re-recorded November 17, 2008, as Document No. 807210, Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, and unrecorded in Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

99.	Unrecorded Lease and Easement Agreement by and between Charles W. Spires and Rose Marie Spires and Navitas Energy, Inc., a Minnesota corporation, dated October 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 12, 2007, recorded November 26, 2007, as Document No. 708137; as re-recorded November 17, 2008, as Document No. 807208, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

100.

Unrecorded Lease and Easement Agreement by and between Charles W. Spires and Rose Spires and Roger and Marilyn Jean Spires and Navitas Energy, Inc., a Minnesota corporation, dated October 1, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 1, 2007, recorded November 5, 2007, as Document No. 707739, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

101.	Unrecorded Lease and Easement Agreement by and between Jane Spires et al subject to the life estate of Roger & Charles Spires and Navitas Energy, Inc., a Minnesota corporation, dated October 1, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated October 1, 2007, recorded November 5, 2007, as Document No. 707738; as re-recorded November 17, 2008, as Document No. 807207, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

102.	Unrecorded Lease and Easement Agreement by and between Spires Trust Farm, c/o Freestar Bank and Navitas Energy, Inc., dated March 27, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 27, 2008, recorded May 5, 2008, as Document No. 802987; as modified by Amendment to Lease and Easement Agreement recorded December 22, 2008, as Document No. 807843, Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, and unrecorded in Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

103.	Unrecorded Lease and Easement Agreement by and between Larry Stalter, Susan Powers and David Stalter, subject to the Life Estate of Adele Stalter, and Minonk Wind LLC, a Delaware limited liability company, dated June 10, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 10, 2008, recorded June 25, 2008, as Document No. 804224, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

104.	Unrecorded Lease and Easement Agreement by and between George G. Steinhilber and Minonk Wind LLC, a Delaware limited liability company, dated April 1, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 1, 2008, recorded May 5, 2008, as Document No. 802988, Official Public Records, Woodford County, Illinois; as modified by that certain Amendment to Lease and Easement Agreement, recorded December 22, 2008, as Document No. 807850, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

105.	Unrecorded Lease and Easement Agreement by and between Paul G. Steinhilber and Navitas Energy, Inc., a Minnesota corporation, dated February 21, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 21, 2008, recorded March 17, 2008, as Document No. 801792, Official Public Records, Woodford County, Illinois; as modified by that certain Amendment to Lease and Easement Agreement, dated December 1, 2008 and recorded December 22, 2008, as Document No. 807845, Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, and unrecorded in Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

106.

Unrecorded Option to Lease and Easement Agreement by and between Dean and Carol Stimpert and Navitas Energy, Inc., a Minnesota corporation, dated January 18, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 18, 2007, recorded February 14, 2007, as Document No. 700859, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Dean and Carol Stimpert and Minonk Wind, LLC, a Delaware limited liability company, dated January 18, 2012, and recorded January 18, 2012, as Document Number 1200302, Official Public Records, Woodford County, Illinois.

Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, State Bank of Graymont and Dean R. and Carol A. Stimpert dated December 8, 2008, and recorded December 22, 2008, as Document No. 807859, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

107.	Unrecorded Lease and Easement Agreement by and between Donald and Marie Stimpert and Kevin Stimpert and Navitas Energy, Inc., a Minnesota corporation, dated January 11, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 11, 2007, recorded February 14, 2007, as Document No. 700860, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Donald and Marie Stimpert and Kevin Stimpert and Minonk Wind, LLC, a Delaware limited liability company, dated January 11, 2012, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200296.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

108.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Minonk State Bank, Kevin J. Stimpert, Donald and Marie Stimpert, dated March 26, 2009, and recorded April 17, 2009, as Document No. 902750, Official Public Records, Woodford County, Illinois.

109.	Unrecorded Lease and Easement Agreement by and between Roderick Studer, Jaime Sauder, Charles Studer and Navitas Energy, Inc., a Minnesota corporation, dated December 7, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 7, 2006, recorded February 9, 2007, as Document No. 700772; Official Public Records, Woodford County, Illinois, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Rodrick and Charles Studer and Minonk Wind, LLC, a Delaware limited liability company, dated December 7, 2011, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200312.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

110.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Eureka Community Bank, a division of Morton Community Bank and Rodrick S. Studer, Charles A. Studer, and Jamie. K Sauder, dated December 1, 2008, and recorded December 22, 2008, as Document No. 807857, Official Public Records, Woodford County, Illinois.

111.	Unrecorded Lease and Easement Agreement by and between Laurie Studer and Navitas Energy, Inc., a Minnesota corporation, dated January 18, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 18, 2008, recorded March 17, 2008, as Document No. 00585658, Official Public Records, Livingston County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, and unrecorded in Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois.

112.

Unrecorded Lease and Easement Agreement by and between Rodrick Studer and Navitas Energy, Inc., a Minnesota corporation, dated December 19, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 19, 2006, recorded February 8, 2007, as Document No. 577253, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as

Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by that certain Amendment to Lease and Easement Agreement, dated December 1, 2008 and recorded December 22, 2008, as Document No. 00591128, Official Public Records, Livingston County, Illinois; as amended by that certain unrecorded Second Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of Second Amendment to Lease and Easement Agreement by and between Rodrick and Laurie Studer and Minonk Wind, LLC, a Delaware limited liability company, dated December 19, 2011, and recorded January 24, 2012, as Document Number 1200302, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

113.	Unrecorded Lease and Easement Agreement by and between Sherilyn Klendworth and Sheila Sharpless Subject to the Life Estate of Duane Sullivan and Minonk Wind LLC, a Delaware limited liability company, dated December 8, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 8, 2008, recorded December 22, 2008, as Document No. 807835, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

114.	Unrecorded Lease and Easement Agreement by and between Jay R. Sullivan, Joette L. Cole and Navitas Energy, Inc., dated August 31, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated August 31, 2007, recorded September 18, 2007, as Document No. 706579, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

115.	Unrecorded Lease and Easement Agreement by and between Sharon F. Sullivan and Minonk Wind LLC, a Delaware limited liability company, dated February 14, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 14, 2008, recorded May 5, 2008, as Document No. 802989, Official Public Records, Woodford County, Illinois; and re-recorded November 17, 2008, as Document No. 807209, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

116.	Unrecorded Lease and Easement Agreement by and between Margie Crumrine and Navitas Energy, Inc., a Minnesota corporation, dated July 9, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated July 9, 2007, recorded August 16, 2007, as Document No. 705813, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

117.	Unrecorded Lease and Easement Agreement by and between Edward S. Tanton Trust et al and Navitas Energy, Inc., a Minnesota corporation, dated December 10, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 10, 2007, recorded December 26, 2007, as Document No. 708765; as re-recorded November 17, 2008, as Document No. 807211, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

118.

Unrecorded Lease and Easement Agreement by and between Crystal L. Telling Family Irrevocable Trust Agreement dated January 1, 1998, David E. Martin, Trustee, and Navitas Energy, Inc., a Minnesota corporation, dated November 17, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 17, 2006, recorded December 14, 2006, as Document No. 608729; as re-recorded November 17, 2008, as Document No. 807199, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Crystal L. Telling Family Irrevocable Trust, David E. Martin, Trustee and Minonk Wind, LLC, a Delaware limited liability company, dated November 17, 2011, and recorded January 18, 2012, as Document Number 1200301, Official Public Records, Woodford County, Illinois.

Letter Agreement between Crystal L. Telling Family Trust and Navitas Energy, Inc. dated October 30, 2006.

119.	Wind Farm Study and Cooperation Agreement dated August 13, 2007 between Crystal L. Telling Family Trust and Navitas Energy, Inc., as amended by that certain Amendment to Wind Farm Study and Cooperation Agreement dated July 22, 2011 between Crystal L. Telling Trust and Minonk Wind, LLC.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

120.	Wind Farm Study and Cooperation Agreement dated August 13, 2007, as amended by Amendment to Wind Farm Study and Cooperation Agreement dated July 22, 2011 between Minonk Wind, LLC and David E. Martin, as Trustee of the Crystal L. Telling Family Irrevocable Trust.

121.

Unrecorded Lease and Easement Agreement by and between Katelyn A. Telling Agreement of Trust dated August 12, 1991, Mardell Martin, Trustee, Sarah J. Telling Trust Agreement of Trust dated December 27, 1993, Mardell Martin, Trustee, Grace N. Telling Agreement of Trust dated April 6, 2001, Mardell Martin, Trustee, and Navitas Energy, Inc., a Minnesota corporation, dated November 17, 2006, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 17, 2006, recorded December 14, 2006, Official Public Records, Woodford County, Illinois, as Document No. 608730, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Katelyn Ann Telling Agreement of Trust, dated

August 12, 1991, Mardell Martin, Trustee, Sarah Jean Telling Agreement of Trust, dated December 27, 1993, Mardell Martin, Trustee, Grace Nicole Telling Agreement of Trust, dated April 6, 2001, Mardell Martin, Trustee and Minonk Wind, LLC, a Delaware limited liability company, dated November 17, 2011, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200303.

122.	Unrecorded Consent, Nondisturbance and Attornment Agreement dated November 24, 2008 by and among Minonk Wind, LLC, Mardell Martin, and Eugene D. Martin.

123.	Unrecorded Lease and Easement Agreement by and between Timmerman Woodford County Land Trust #141 and Navitas Energy, Inc., a Minnesota corporation, dated January 28, 2008, as evidenced by that certain Memorandum of Lease and Easement Agreement dated January 28, 2008, recorded March 17, 2008, as Document No. 801793, Official Public Records, Woodford County, Illinois; as assigned by that certain Assignment and Assumption Agreement, dated February 6, 2012, by and between Navitas Energy, Inc. and Minonk Wind, LLC, and unrecorded in Woodford County, Illinois, and recorded on February 29, 2012 as Document No. 00614707, Official Public Records, Livingston County, Illinois.

Letter Agreement between Timmerman Woodford County Land Trust #141 and Navitas Energy, Inc. dated January 28, 2008.

124.	Unrecorded Utility Easement Option and Agreement, as evidenced by that certain Memorandum of Utility Easement Option and Agreement by and between Raymond Timmerman Estate and Eileen Timmerman Estate and Minonk Wind, LLC, a Delaware limited liability company, dated March 30, 2010, and recorded April 23, 2010, Official Public Records, Woodford County, Illinois, as Document Number 1001956.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

125.	Unrecorded Lease and Easement Agreement by and between David and Rosemary Timmerman, Scott Timmerman and Navitas Energy, Inc., a Minnesota corporation, dated December 17, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 17, 2007, recorded December 26, 2007, Official Public Records, Woodford County, Illinois, as Document No. 708766, as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

126.	Unrecorded Lease and Easement Agreement by and between Ruth Timmerman and Navitas Energy, Inc., a Minnesota corporation, dated November 29, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated November 29, 2007, recorded December 26, 2007, as Document No. 583932, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

127.	Unrecorded Lease and Easement Agreement by and between Evelyn Turner Revocable Trust and Navitas Energy, Inc., a Minnesota corporation, dated June 1, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated June 1, 2007, recorded July 23, 2007, as Document No. 705205, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

128.	Unrecorded Lease and Easement Agreement by and between Steven Vogel and Mark Vogel, subject to the Life Estate of James and Hazel Vogel, and Navitas Energy, Inc., a Minnesota corporation, dated May 25, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated May 25, 2007, recorded July 23, 2007, as Document No. 705206, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

129.	Unrecorded Lease and Easement Agreement by and between Charles and Constance Webber and Constance Webber, as Trustee of the Folkers Family Land Trust No. 2 and Navitas Energy, Inc., a Minnesota corporation, dated February 12, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated February 12, 2007, recorded March 7, 2007, as Document No. 701404; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as amended by Amendment to Lease and Easement Agreement, dated December 1, 2008, recorded December 22, 2008, as Document No. 807849, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

130.	Unrecorded Lease and Easement Agreement by and between Edith Jeanette Wiechmann and Navitas Energy, Inc., a Minnesota corporation, dated December 10, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated December 17, 2007, recorded December 26, 2007, as Document No. 583934, Official Public Records, Livingston County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

131.	Consent, Nondisturbance and Attornment Agreement by and among Minonk Wind, LLC, Flanagan State Bank and E. Jeanette Wiechmann, dated November 24, 2008, and recorded March 20, 2009, as Document No. 00592975, Official Public Records, Livingston County, Illinois.

132.	Unrecorded Utility Easement Option and Agreement by and between Margaret Woltzen and Minonk Wind, LLC, a Delaware limited liability company, dated November 12, 2009, as evidenced by that certain Memorandum of Utility Easement Option and Agreement dated November 12, 2009, recorded January 7, 2010, as Document No. 1000091, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

133.	Unrecorded Lease and Easement Agreement by and between Robert Wyss and Doris Wyss and Navitas Energy, Inc., a Minnesota corporation, dated March 16, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 16, 2007, recorded April 23, 2007, as Document No. 702608, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois.

Letter Regarding Exercise of Option dated February 29, 2012 executed by Minonk Wind, LLC.

134.	Unrecorded Lease and Easement Agreement by and between Norman A. Young and Navitas Energy, Inc. dated March 30, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated March 30, 2007, recorded April 23, 2007, as Document No. 702609; as modified by Ratification of Lease Agreement, dated January 15, 2009, recorded January 21, 2009, as Document No. 900452, Official Public Records, Woodford County, Illinois; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois, as amended by that certain unrecorded First Amendment to Lease and Easement Agreement, as evidenced by that certain Memorandum of First Amendment to Lease and Easement Agreement by and between Norman A. Young Estate, Eilene M. Young, Executor and Minonk Wind, LLC, a Delaware limited liability company, dated November 21, 2011, and recorded January 18, 2012, Official Public Records, Woodford County, Illinois, as Document Number 1200310.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

135.	Unrecorded Lease and Easement Agreement by and between Steven E. Young and Jennifer Young Foote and Navitas Energy, Inc., a Minnesota corporation, dated April 5, 2007, as evidenced by that certain Memorandum of Lease and Easement Agreement dated April 5, 2007, recorded May 11, 2007, as Document No. 703336; as assigned by that certain Contribution Agreement by and between Navitas Energy, Inc., a Minnesota corporation, Gamesa Energy USA, LLC, a Delaware limited liability company and Minonk Wind, LLC, a Delaware limited liability company, dated to be effective as of December 26, 2007, recorded May 16, 2008, as Document No. 803303, Official Public Records, Woodford County, Illinois and recorded May 16, 2008, as Document No. 00587056, Official Public Records, Livingston County, Illinois; as modified by Amendment to Lease and Easement Agreement, dated December 1, 2008, recorded December 22, 2008, as Document No. 807847, Official Public Records, Woodford County, Illinois.

Letter Regarding Exercise of Option dated January 31, 2012 executed by Minonk Wind, LLC.

136.	Contract, dated November 8, 2011, by and between Janice E. Horner (“Exchangor”) and Minonk Wind, LLC (“Relinquished Property Contract”); Exchange Agreement, dated November 10, 2011, by and between Exchangor and South Side Trust & Savings Bank of Peoria (“Qualified Intermediary”) (“Exchange Agreement”); and Notice and Consent, dated November 17, 2011, by Exchangor, acknowledged by Minonk Wind, LLC, relating to assignment of all of the rights of Exchangor under the Relinquished Property Contract to Qualified Intermediary.

IV.	Senate Project

1.	Wind Farm Study and Cooperation Agreement, dated October 20, 2004, by and between Henry Birdwell, Henry D. Birdwell, Jr., and Gamesa Energia Southwest, LLC.

2.	Unrecorded Lease and Easement Agreement, dated December 31, 2008, by and between Henry Dalton Birdwell, Jr., Henry D. Birdwell, Sr., and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Wind Easement recorded on April 7, 2009 in Book 821, Page 716 of Official Records of Jack County, Texas, as amended by that certain Amendment No. 1 to Option Agreement and Lease and Easement Agreement, dated as of August 5, 2010, by and between Lessor and Lessee, as evidenced by that certain Memorandum of Amendment No. 1. to Option Agreement and Lease and Easement Agreement dated August 5, 2010, by and between Lessor and Lessee and recorded September 10, 2010 in Book 847, Page 307 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

3.	Estoppel Agreement, dated July 28, 2011, by and between Henry Birdwell, Sr., Henry Birdwell, Jr., and Senate Wind, LLC.

4.	Wind Farm Study and Cooperation Agreement, dated October 10, 2004, by and between Wayne Browning and Gamesa Energia Southwest.

5.	Unrecorded Lease and Easement Agreement by and between Wayne Browning and Gamesa Energy USA, LLC, dated December 12, 2008, as evidenced by Memorandum of Option and Agreement and Lease and Wind Easement Agreement dated December 12, 2008, recorded January 26, 2009, Book 817, Page 268, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

6.	Unrecorded Lease and Easement Agreement by and between David Epperson and Gamesa Energy USA, LLC, dated September 20, 2006, as evidenced by Memorandum dated September 14, 2006, recorded July 1, 2008, Book 804, Page 80, Official Records of Jack County, Texas, as amended by Amendment to Lease and Easement Agreement dated April 30, 2009, as evidenced by Amendment to Memorandum of Lease and Easement Agreement dated April 30, 2009, recorded May 26, 2009, Book 824, Page 468, Official Records of Jack County, Texas, as further amended by Amendment to Lease and Easement Agreement dated August, 31, 2011, as evidenced by that certain Memorandum of Amendment to Lease and Easement Agreement recorded October 13, 2011, Book 0871, Page 0386, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

7.	Estoppel Agreement, dated July 29, 2011, by and between David Epperson and Senate Wind, LLC.

8.	Unrecorded Lease and Easement Agreement by and between Marion L. Foster and Linda Foster and Gamesa Energy USA, LLC, dated November 2, 2006, as evidenced by Memorandum recorded July 1, 2008, Book 804, Page 73, Official Records of Jack County, Texas, as amended by Amendment to Lease and Easement Agreement, dated April 17, 2009, as evidenced by Amendment to Memorandum of Lease and Easement Agreement recorded May 26, 2009, Book 824, Page 471, Official Records of Jack County, Texas, as further amended by Amendment to Lease and Easement Agreement dated November 14, 2011, as evidenced by Amendment to Memorandum of Lease and Easement Agreement recorded November 30, 2011, Book 0874, Page 0827, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

9.	Estoppel Agreement, dated July 15, 2011, by and between Marion L. Foster and Linda Foster and Senate Wind, LLC.

10.	Unrecorded Lease and Easement Agreement by and between Paula E. Muller and Gamesa Energy USA, LLC, dated September 27, 2006, as evidenced by Memorandum recorded July 1, 2008, Book 804, Page 67, Official Records of Jack County, Texas, as amended by Amendment to Lease and Easement Agreement dated April 30, 2009, as evidenced by Amendment to Memorandum of Lease and Easement Agreement recorded May 26, 2009, Book 824, Page 505, Official Records of Jack County, Texas, as further amended by Amendment to Lease and Easement Agreement dated August 30, 2011, as evidenced by Amendment to Memorandum of Lease and Easement Agreement recorded on October 13, 2011, Book 0871, Page 0394, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

11.	Estoppel Agreement, dated July 25, 2011, by and between Paula Muller and Senate Wind, LLC.

12.	Unrecorded Lease and Easement Agreement, dated September 18, 2006, by and between Don Ray Pierce and Elizabeth Pierce and Gamesa Energy USA, LLC, evidenced by Memorandum recorded July 1, 2008, Book 804, Page 60, Official Records of Jack County, Texas, as amended by Amendment to Lease and Easement Agreement dated April 30, 2009, as evidenced by Amendment to Memorandum of Lease and Easement Agreement May 26, 2009 in Book 824, Page 518, Official Records of Jack County, Texas, as further amended by Amendment to Lease and Easement Agreement dated August 30, 2011, as evidenced by Amendment to Memorandum of Lease and Easement Agreement recorded October 13, 2011, Book 0871, Page 0390, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

13.	Estoppel Agreement, dated July 15, 2011, by and between Elizabeth Pierce and Senate Wind, LLC.

14.	Unrecorded Lease and Easement Agreement, dated May 8, 2008, by and between Fred H and Lorraine Allison and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated May 8, 2008, recorded July 1, 2008 in Book 804, Page 44 of Official Records of Jack County, Texas, as amended by that certain Amendment to Lease and Easement Agreement, dated April 17, 2009, as evidenced by that certain Amendment to the Memorandum, dated April 17, 2009, recorded May 26, 2009 in Book 824, Page 404 of Official Records of Jack County, Texas as further amended by that Ratification of Lease and Wind Easement Agreement by and between Curtis Waylon Gary & Julie Melissa Gary, and Gamesa Energy USA LLC, dated August 2, 2011, recorded October 13, 2011, Book 0871, Page 0398, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

15.	Unrecorded Lease and Easement Agreement, dated May 6, 2008, by and between Eddie Glenn Grantham and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated May 6, 2008, recorded July 1, 2008 in Book 804, Page 36, Official Records of Jack County, Texas, as amended by that certain Amendment to Lease and Easement Agreement, dated July 27, 2009, as evidenced by that certain Amendment to the Memorandum of Lease and Easement Agreement dated July 27, 2009, recorded September 14, 2009 in Book 830, Page 450, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

16.	Unrecorded Lease and Easement Agreement by and between Myrtle L. Manley and Gamesa Energy USA, LLC, dated May 6, 2008, as evidenced by Memorandum, dated May 6, 2008, recorded July 1, 2008, Book 804, Page 52, Official Records of Jack County, Texas, as amended by First Amendment to Memorandum of Lease and Easement Agreement executed by Selena Lynn Casteel, et al, to Gamesa Energy USA, LLC dated November 22, 2010, recorded in Book 853, Page 446 Official Records, Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

17.	Unrecorded Lease and Easement Agreement by and between Ida Louise Osborn, Gloria Jean Manley and Frances Arlene Thompson and Gamesa Energy USA, LLC dated May 22, 2008, as evidenced by Memorandum recorded July 1, 2008, Book 804, Page 0027, Official Records of Jack County, Texas, as amended by that certain Amendment to Lease and Easement Agreement dated April 30, 2009, as evidenced by Amendment to Memorandum of Lease and Easement Agreement, dated April 30, 2009, recorded May 26, 2009, Book 824, Page 488, Official Records of Jack County, Texas, and as further amended by that certain Amendment No. 2 to Lease and Easement Agreement dated June 23, 2010, as evidenced by Memorandum of Amendment No. 2 to Lease and Easement Agreement recorded September 15, 2010, Book 847, Page 317, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

18.	Estoppel Agreement, dated July 15, 2011, by and between Ida Louise Osborn, Gloria Jean Manley and Frances Arlene Thompson and Senate Wind, LLC.

19.	Unrecorded Lease and Easement Agreement by and between Van and Melissa Miller and Gamesa Energy USA, LLC, dated September 2, 2008, as evidenced by Memorandum recorded January 26, 2009, Book 817, Page 171, Official Records of Jack County, Texas as amended by Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated August 4, 2010, as evidenced by Memorandum Amendment No. 1 to Option Agreement and Lease and Easement Agreement between Wingo Properties, LLC, and Gamesa Energy USA, LLC, dated August 4, 2010, recorded Book 849, Page 206, Official Records, Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

20.	Accommodation Agreement dated effective August 6, 2010, by and between Danny Lewis and Gamesa Energy USA, LLC, recorded in Book 849, Page 184, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

21.	Unrecorded Lease and Easement Agreement, dated March 17, 2009, by and between Richard Allen Easter and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated March 17, 2009, recorded April 7, 2009 in Book 821, Page 554, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

22.	Unrecorded Option Agreement Lease and Easement Agreement by and between Mitchell Marital Trust and Gamesa Energy USA, LLC dated September 2, 2008, as evidenced by Memorandum dated September 2, 2008, recorded January 26, 2009, Book 817, Page 163, Official Records of Jack County, Texas, as amended by that certain Amendment to Option Agreement and Lease and Easement Agreement dated April 17,2009, as evidenced by Amendment to Memorandum of Option Agreement and Lease and Easement Agreement dated April 17, 2009, recorded May 26, 2009, Book 824, Page 493, Official Records of Jack County, Texas and as further amended by that certain Amendment No. 2 to Option Agreement and Lease and Easement Agreement executed by Patsy Mitchell, Trustee of Share B, Donavan R. Mitchell and Patsy G. Mitchell Revocable Living Trust dated October 14, 2010, recorded in Book 850, Page 554, Official Records, Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

23.	Access Easement, by and between Patsy G. Mitchell, Trustee of Mitchell Marital Trust and Harold David Sloan and Laura Faye Sloan Living, Trustee of Laura Fay Sloan Living Trust, and recorded in Book 832, Page 864, Official Records, Jack County, Texas.

24.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Lynda Lee Holland Spring and Gamesa Energy USA, LLC, dated September 19, 2008, as evidenced by Memorandum dated September 19, 2008, recorded January 26, 2009, Book 817, Page 197, Official Records of Jack County, Texas, as amended by that certain Amendment to Option Agreement and Lease and Easement Agreement dated April 17, 2009, as evidenced by Amendment to Memorandum of Option Agreement and Lease and Easement Agreement dated April 17, 2009, recorded May 26, 2009, Book 824, Page 475, Official Records of Jack County, Texas, as further amended by Amendment No. 2 to Option Agreement and Lease and Easement Agreement dated October 14, 2010, recorded November 12, 2010 in Book 850, Page 537, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

25.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Robert A. Holland and Lynda Lee Holland Spring and Gamesa Energy USA, LLC dated September 19, 2008, as evidenced by Memorandum dated September 19, 2008, recorded January 26, 2009, Book 817, Page 0188, Official Records of Jack County, Texas, as amended by Amendment to Option and Lease and Easement Agreement dated July 27, 2009, as amended by First Amendment Option Agreement and Lease and Easement Agreement dated July 27, 2009, and as affected by the Amendment to the Memorandum of Option Agreement and Lease and Easement Agreement dated July 27,2009, recorded on September 14, 2009 in Book 830, Page 445 of the Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

26.	2008 Hunting Lease Agreement & Indemnity, dated September 1, 2008, by and between Gary Kirchoff and Robert Holland.

27.	Estoppel Agreement, dated August 8, 2011, by and between Robert Holland and Senate Wind, LLC.

28.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Wallace E. Rhoades and Gamesa Energy USA, LLC, dated October 1, 2008, as evidenced by Memorandum dated October 1, 2008, recorded January 26, 2009, Book 817, Page 180, Official Records of Jack County, Texas, as amended by that certain Amendment to Option Agreement and Lease and Easement Agreement dated April 30, 2009 as evidenced by Amendment to Memorandum of Option Agreement and Lease and Easement Agreement dated April 30, 2009, recorded May 26, 2009, Book 824, Page 524, Official Records of Jack County, Texas, and as further amended by that certain Amendment No. 2 to Option Agreement and Lease and Easement Agreement dated October 14, 2010 as evidenced by Memorandum of Amendment No. 2 to Option Agreement and Lease and Easement Agreement Joinder of Patsy M. Rhoads October 14, 2010, recorded November 12, 2010, Book 850, Page 542, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

29.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Rantex Corporation and Gamesa Energy USA, LLC dated March 11, 2009, as evidenced by Memorandum dated March 11, 2009, recorded April 17, 2009, Book 1053, Page 365, Official Records of Young County, Texas; also recorded on April 7, 2009, Book 821, Page 568, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

30.	Wind Farm Study and Cooperation Agreement, dated September 25, 2008, by and between Rantex Corporation and Gamesa Energy USA, LLC, as evidenced by Memorandum dated October 10, 2008, recorded January 8, 2009, Book 1048, Page 314, Official Records of Young County, Texas and also recorded on January 8, 2009 in Book 817, Page 206, Deed Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

31.	Settlement and Release Agreement, dated May 11, 2009, by and between Rantex and Gamesa Energy USA, LLC.

32.	Copy of Settlement Check #30000095, dated April 21, 2009, by and between Rantex Corporation and Gamesa Energy USA, LLC.

33.	Recorded Consent to Facilities Within Close Proximity to Secondary Residence Agreement by and between Rantex Corporation and Gamesa Energy USA, LLC dated November 22, 2010, recorded December 28, 2010 in Book 853, Page 454, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

34.	Unrecorded Option Agreement and Lease and Easement Agreement, dated December 3, 2008, by and between J.V. Sanders and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated December 3, 2008, recorded January 26, 2009, in Book 817, Page 219 of Official Records of Jack County, Texas as amended by that certain Amendment to Option and Lease and Easement Agreement dated July 27, 2009, as evidenced by Amendment to Memorandum of Option Agreement and Lease and Easement Agreement recorded September 14, 2009, Book 830, Page 441, Official Records of Jack County, Texas as further amended by that Recorded Ratification of Lease and Easement Agreement by and between Curtis M. and Peggy Swanson and Gamesa Energy USA LLC, dated July 22, 2011, recorded October 13, 2011, Book 0871, Page 0402, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

35.	Subordination Agreement, August 18, 2010, by and between PlainsCapitial Bank and Gamesa Energy USA, LLC, recorded October 21, 2010, Document# 20110000200.

36.	Unrecorded Option Agreement and Lease and Easement Agreement by and between James E. Hamilton and Ella G. Hamilton and Gamesa Energy USA, LLC dated December 3, 2008, as evidenced by Memorandum dated December 3, 2008, recorded January 9, 2009, Book 1048, Page 318, Official Records of Young County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

37.	Estoppel Agreement, dated July 17, 2011, by and between James E. Hamilton, Ella G. Hamilton and Senate Wind, LLC.

38.	Nondisturbance and Attornment Agreement dated December 2, 2010, by and between First State Bank and Gamesa Energy USA, LLC, recorded February 24, 2011, Book 1091, Page 57, Official Records of Young County, Texas,

39.	Unrecorded Lease and Wind Easement Agreement by and between Cynthia Doylene Caskey and Clinton Doyle Caskey and Gamesa Energy USA, LLC dated December 3, 2008, as evidenced by Memorandum dated December 3, 2008, recorded January 26, 2009, Book 817, Page 227, Official Records of Jack County, Texas, as amended by that certain Amendment to Option Agreement and Lease and Easement Agreement dated April 30, 2009 as evidenced by Amendment to Memorandum of Option Agreement and Lease and Easement Agreement dated April 30, 2009 recorded May 26, 2009, Book 824, Page 427, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

40.	Estoppel Agreement, dated July 20, 2011, by and between Clinton Caskey and Senate Wind, LLC.

41.	Unrecorded Option Agreement Lease and Easement Agreement by and between David Lee Cole, also known as David L. Cole, also known as David Cole, and Suzanne Cole, also known as Suzanne K. Cole and Gamesa Energy USA, LLC, dated December 12, 2008, as evidenced by Memorandum dated December 12, 2008 recorded January 26, 2009, Book 817, Page 250, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

42.	Unrecorded Option Agreement Lease and Easement Agreement by and between Thomas Mike Palmer and Sheila Palmer and Gamesa Energy USA, LLC, dated December 12, 2008, as evidenced by Memorandum dated December 12, 2008 recorded January 26, 2009, Book 817, Page 243, Official Records of Jack County, Texas, and as affected by the Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement effective October 14, 2010, between Thomas Mike Palmer and Sheila Palmer and Gamesa Energy USA, LLC, recorded in Book 850, Page 548, Official Records, Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

43.	Unrecorded Nondisturbance and Attornment Agreement dated February 8, 2011, by and between Sand Canyon Corporation, FKA Option One Mortgage Corporation, successor-in-interest to Alpha Mortgage USA, Inc., and Gamesa Energy USA, LLC.

44.	Unrecorded Option Agreement and Lease and Easement Agreement, dated January 7, 2009, by and between Paul C. Redfearn and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated January 7, 2009, recorded April 7, 2009 in Book 821, Page 575 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

45.	Unrecorded Option Agreement and Lease and Easement Agreement, dated January 7, 2009, by and between Paul C. Redfearn and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated January 7, 2009, recorded April 7, 2009 in Book 821, Page 582 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

46.	Unrecorded Lease and Easement Agreement by and between Gerald E. Kinder and Gamesa Energy USA, LLC dated December 12, 2008, as evidenced by Memorandum dated December 12, 2008, recorded January 26, 2009, Book 817, Page 259, Official Records of Jack County, Texas as amended by that certain Amendment No. 1 to Lease and Easement Agreement as evidenced by Amendment to Memorandum of Amendment No. 1 to Lease and Easement Agreement dated June 15, 2010 recorded September 15, 2010, in Book 847, Page 278, Official Records of Jack County, Texas, as assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

47.	Subordination Agreement, dated October 18, 2010, by and between PlainsCapital Bank and Gamesa Energy USA, LLC, recorded in Book 850, Page 409, Official Records of Jack County, Texas.

48.	Subordination Agreement, dated August 21, 2010, by and between First National Bank and Gamesa Energy USA, LLC, recorded in Book 850, Page 403, Official Records of Jack County, Texas.

49.	Estoppel Agreement, dated July 15, 2001, by and between Gerald Kinder and Senate Wind, LLC.

50.	Unrecorded Lease Agreement by and between Gerald E. Kinder and Senate Wind, LLC dated November 2, 2011, as evidenced by Memorandum of Lease Agreement executed by Gerald E. Kinder dated November 2, 2011, recorded in Book 874, Page 837, Official Records of Jack County, Texas, as amended by that certain First Amendment to Lease and Easement Agreement dated February 16, 2012.

51.	Lease and Easement Agreement, dated February 20, 2009, by and between Oran Hardy McAlister II and Lonny D. Morrison, Trustees of the Treylee Trusts and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated February 20, 2009, recorded April 7, 2009 in Book 821, Page 610 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

52.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Gaylene Schlittler Storms and Gamesa Energy USA, LLC dated February 20, 2009, as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 596, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

53.	Estoppel Agreement, dated August 6, 2011, by and between Gaylene Schlittler Storms and Senate Wind, LLC.

54.	Unrecorded Option Agreement and Lease and Easement Agreement by and between The Elwin D. Glascock and Freda J. Glascock Revocable Living Trust and Gamesa Energy USA, LLC dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 17, 2009, Book 1053, Page 351, Official Records of Young County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

55.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Loren James Young and Gamesa Energy USA, LLC, dated January 15, 2009, as evidenced by Memorandum dated January 15, 2009 recorded April 7, 2009, Book 821, Page 624, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

56.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Alfred V. Woodard and Gwendolyn G. Woodard f/k/a Gwendolyn Griffitts a/k/a Gwendolyn Griffitts and Gamesa Energy USA, LLC dated March 23, 2009, as evidenced by Memorandum dated December 5, 2008 recorded April 13, 2009, recorded in Book 1053, Page 372, Official Records of Young County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

57.	Unrecorded Option Agreement and Lease and Easement Agreement by and between David Wayne McGee and Gamesa Energy USA, LLC, dated June 11, 2009, as evidenced by Memorandum dated June 11, 2009 recorded July 2, 2009, Book 826, Page 535, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

58.	Unrecorded Option Agreement and Lease and Easement Agreement by and between John D. McGee and Gamesa Energy USA, LLC, dated June 11, 2009, as evidenced by Memorandum dated June 11, 2009 recorded July 2, 2009, Book 826, Page 544, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

59.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Priscilla Lynn Eddleman, also known as Priscilla Eddleman, also known as Priscilla Armstrong, also known as Priscilla A. Stroud and Gamesa Energy USA, LLC, dated February 18, 2009, as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 540, Official Records of Jack County, Texas as amended by First Amendment of Lease and Easement Agreement between Priscilla Lynn Eddleman, et al, and Gamesa Energy USA, LLC, dated November 22, 2010, recorded in Book 853, Page 446, Official Records, Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

60.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Fred Casteel, Jodie Daniele Casteel, also known as Jodie Daniele Weatherford, and Selena Lynn Casteel and Gamesa Energy USA, LLC, dated February 20, 2009, as evidenced by Memorandum dated January 7, 2009 recorded April 7, 2009, Book 821, Page 655, Official Records of Jack County, Texas as amended by First Amendment to Lease and Easement Agreement dated November 22, 2010, as amended by First Amendment to Memorandum of Lease and Easement Agreement executed by Selena Lynn Casteel, et al, to Gamesa Energy USA, LLC dated November 22, 2010, recorded in Book 853, Page 446, Official Records, Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

61.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Joe Rodriguez and Linda Rodriguez and Gamesa Energy USA, LLC dated February 20, 2009, as evidenced by Memorandum dated February 20, 2009 recorded May 29, 2009, Book 1055, Page 615, Official Records of Young County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

62.	Unrecorded Option Agreement and Lease and Easement Agreement by and between John E. Parham, Jr., and wife, Glenna G. Parham and Gamesa Energy USA, LLC, dated February 20, 2009, as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 671, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

63.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Tommy E. Walters and Gamesa Energy USA, LLC, dated March 6, 2009, as evidenced by Memorandum recorded April 7, 2009, Book 821, Page 617, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

64.	Unrecorded Option Agreement and Lease and Wind Easement Agreement by and between Jimmy Don Stahr, Jr. and Andrea B. Stahr and Gamesa Energy USA, LLC dated February 20, 2009, as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 589, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

65.	Subordination Agreement by and between D.E. Drennan, as lender, and Gamesa Energy USA, LLC, dated August 20, 2010 recorded October 21, 2010, Book 849, Page 284, Official Records of Jack County, Texas.

66.	Subordination Agreement by and between First National Bank of Graham, Texas, as lender, and Gamesa Energy USA, LLC, dated June 8, 2010 recorded November 3, 2010, Book 850, Page 161, Official Records of Jack County, Texas.

67.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Carla Jean Newman Teague and Gamesa Energy USA, LLC dated January 10, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 7, 2009, Book 821, Page 603, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

68.	Unrecorded Option Agreement Lease and Easement Agreement by and between Borderline Production, Inc. and Gamesa Energy USA, LLC dated February 24, 2009, as evidenced by Memorandum dated February 24, 2009 recorded April 7, 2009, Book 821, Page 707, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

69.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Shawn T. Smith and Gamesa Energy USA, LLC as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 639, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

70.	Subordination Agreement by and between PlainsCapital Bank , as lender, and Gamesa Energy USA, LLC, dated August 18, 2010, recorded October 21, 2010, Book 849, Page 273, Official Records of Jack County, Texas.

71.	Subordination Agreement by and between Joyce A. Goodman, as lender, and Gamesa Energy USA, LLC, dated September 28, 2010, recorded November 10, 2010, Book 850, Page 415, Official Records of Jack County, Texas.

72.	Estoppel Agreement dated July 21, 2011, by and between Shawn Smith and Senate Wind, LLC.

73.	Unrecorded Option Agreement and Lease and Easement Agreement by and between GL-Robinson Company., L.L.C.to Gamesa Energy USA, LLC, dated February 20, 2009, as evidenced by Memorandum dated February 20, 2009 recorded April 7, 2009, Book 821, Page 689, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

74.	Subordination, Non-Disturbance and Attornment Agreement by and between American State Bank and Gamesa Energy USA, LLC, dated December 14, 2010, recorded December 28, 2010, Book 853, Page 460, Official Records, Jack County, Texas.

75.	Estoppel Agreement dated January 14, 2011, by and between G-L Robinson Company, LLC and Senate Wind, LLC.

76.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Michael Layne Kramer and Gamesa Energy USA, LLC dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 7, 2009, Book 821, Page 561, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

77.	Estoppel Agreement dated July 18, 2011, by and between Michael Layne Kramer and Senate Wind, LLC.

78.	Unrecorded Option Agreement and Lease and Easement Agreement, dated March 6, 2009, by and between Nancy Ann Armstrong and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated March 6, 2009, recorded April 7, 2009 in Book 821, Page 533, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

79.	Unrecorded Option Agreement and Lease and Easement Agreement, dated March 6, 2009, by and between Daniel C. Campbell by Rebecca Diann Campbell as Attorney-in-fact And Rebecca Diann Campbell and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated March 6, 2009, recorded April 7, 2009 in Book 821, Page 663 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

80.	Unrecorded Consent, Nondisturbance and Attornment Agreement between Gamesa Energy USA, LLC, and First National Bank in Graham (Campbell leasehold).

81.	Unrecorded Option Agreement and Lease and Wind Easement Agreement by and between Henry N. Bailey and Martha Kay Bailey and Gamesa Energy USA, LLC, dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 7, 2009, Book 821, Page 725, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

82.	Estoppel Agreement dated July 22, 2011, by and between Henry N. Bailey and Senate Wind, LLC.

83.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Stephen Ray Moody and Gamesa Energy USA, LLC, dated April 6, 2009, as evidenced by Memorandum dated April 6, 2009 recorded May 26, 2009, Book 824, Page 497, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

84.	Consent, Nondisturbance and Attornment Agreement between Gamesa Energy USA, LLC, and The Jacksboro National Bank of Jacksboro, Texas Dated September 23, 2010 and recorded October 18, 2010 in Book 849, Page 0160 of the Official Records of Jack County, Texas.

85.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Rex W. Bilby and Lucille Bilby and Gamesa Energy USA, LLC, dated May 11, 2009, as evidenced by Memorandum dated May 11, 2009 recorded May 26, 2009, Book 824, Page 415, Official Records of Jack County, Texas, as amended by Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated June 15, 2010, as evidenced by Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement recorded September 15, 2010, in Book 847, Page 293, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

86.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Charles Rex Bilby, also known as Charles R. Bilby and Gamesa Energy USA, LLC, dated April 30, 2009, as evidenced by Memorandum dated April 30, 2009 recorded May 26, 2009, Book 824, Page 408, Official Records of Jack County, Texas, as amended by Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated June 15, 2010, as evidenced by Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement recorded September 15, 2010, Book 847, Page 300, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

87.	Consent, Nondisturbance and Attornment Agreement between Gamesa Energy USA, LLC, The Jacksboro National Bank, and Charles Rex Bilby, recorded on October 18, 2010, Book 849, Page 168, Official Records of Jack County, Texas.

88.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Patricia Ann Cayer, formerly known as Patricia Ann Brock and Gamesa Energy USA, LLC, dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 7, 2009, Book 821, Page 547, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

89.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Carol W. Earp and Martha F. Earp and Gamesa Energy USA, LLC, dated June 26, 2009, as evidenced by Memorandum dated June 26, 2009 recorded August 10, 2009, Book 828, Page 475, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

90.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Mark Mathis and Gamesa Energy USA, LLC dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded May 29, 2009, Book 1055, Page 601, Official Records of Young County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

91.	Unrecorded Option Agreement and Lease and Easement Agreement, dated March 6, 2009, by and between Deuard Leatherwood and Stella R. Leatherwood and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated March 6, 2009, recorded April 7, 2009 in Book 821, Page 680 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

92.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Ken Clayton and Kirk Clayton and Gamesa Energy USA, LLC, dated June 11, 2009, as evidenced by Memorandum dated June 11, 2009 recorded July 2, 2009, Book 826, Page 517, Official Records of Jack County, Texas, as amended by Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated May 21, 2010 as affected by Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement entered into as of May 21, 2010, by and between Ken Clayton and wife, Helen Clayton and Kirk Clayton and wife, Shelly Clayton and Gamesa Energy USA, LLC as recorded in Book 849, Page 191, Official Records, Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

93.	Unrecorded Option Agreement and Lease and Easement Agreement, dated March 6, 2009, by and between Curtis Wilton and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated March 6, 2009, recorded April 7, 2009, in Book 821, Page 631 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

94.	Unrecorded Option Agreement and Lease and Easement Agreement by and between HTH Land LP and Gamesa Energy USA, LLC, dated March 6, 2009, as evidenced by Memorandum dated March 6, 2009 recorded April 13, 2009, Book 1053, Page 358, Official Records of Young County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

95.	Estoppel Agreement dated July 15, 2011, by and between HTH Land and Senate Wind, LLC.

96.	Unrecorded Option Agreement and Lease and Wind Easement Agreement by and between Jack C. Clayton and Gamesa Energy USA, LLC dated June 11, 2009, as evidenced by Memorandum dated June 11, 2009 recorded July 2, 2009, Book 826, Page 510, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

97.	Estoppel Agreement, dated July 18, 2011, by and between Jack Clayton and Senate Wind, LLC.

98.	Unrecorded Option Agreement and Lease and Easement Agreement, dated March 11, 2009, by and between Maxine Winn Cox, Tracy Wayne Cox and Michael Brady Cox and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated March 11, 2009, recorded April 7, 2009 in Book 821, Page 698 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

99.	Unrecorded Option Agreement Lease and Easement Agreement by and between Bennie Little and Gamesa Energy USA, LLC, dated April 30, 2009, as evidenced by Memorandum dated April 30, 2009 recorded May 26, 2009, Book 824, Page 478, Official Records of Jack County, Texas, as amended by Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated June 15, 2010, as evidenced by Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement dated June 15, 2010, recorded in Book 847, Page 285 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

100.	Estoppel Agreement, dated July 15, 2011, by and between Bennie Little and Senate Wind, LLC.

101.	Unrecorded Option Agreement and Lease and Easement Agreement, dated June 11, 2009, by and between Stephen Bryan Morris and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated June 11, 2009, recorded July 2, 2009 in Book 826, Page 551 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

102.	Unrecorded Option Agreement and Lease and Easement Agreement, dated April 3, 2009, by and between Ronda Gail Easter and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Easement Agreement, dated April 3, 2009, recorded May 26, 2009, in Book 824, Page 461, of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

103.	Unrecorded Option Agreement and Lease and Easement Agreement, dated April 3, 2009, by and between Clifton Perry Easter and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated April 3, 2009, recorded on May 26, 2009, in Book 824, Page 454, of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

104.	Unrecorded Option Agreement and Lease and Easement Agreement, dated April 30, 2009, by and between John Orr, Sr. and Patricia C. Orr, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated April 30, 2009, recorded on May 26, 2009 in Book 824, Page 508, of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

105.	Unrecorded Option Agreement and Lease and Easement Agreement, dated April 30, 2009, by and between Alma Kathalee Pevehouse, Spencer Boyd Flint, Nancy Kay Bloodworth, Billy H. Easter, Maxine Cox, Nina Catlin, Betty Graybill, Clinton Easter, Annie Daves, James Easter, Floyd Easter, Joe Easter, Charlotte Williams, Richard Easter, Nancy Ann Armstrong, Clifton Perry Easter, Ronda Gail Easter, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Wind Easement Agreement, dated April 30, 2009, recorded on May 26, 2009 in Book 824, Page 432 of Official Records of Jack County, Texas as further amended by that Recorded Ratification of Option Agreement and Lease and Easement Agreement by and between Tim Bailey, as Personal Representative of the Estate of Alma Kathalee Pevehouse, and Gamesa Energy USA LLC, dated June 30, 2011, recorded October 13, 2011, Book 0871, Page 0406, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

106.	Setback Waiver Agreement, dated August 5, 2010 by and between Gamesa Energy USA, LLC and J. Brandon Coley, recorded on September 15, 2010 in Book 0847 Page 0325, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

107.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Clint Morris and Kimberly Morris and Gamesa Energy USA, LLC, dated May 11, 2009, as evidenced by Memorandum dated May 11, 2009 recorded May 29, 2009, Book 1055, Page 608, Official Records of Young County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

108.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Carl E. Row and Vicki L. Row and Gamesa Energy USA, LLC, dated July 14, 2009, as evidenced by Memorandum dated July 14, 2009 recorded August 10, 2009, Book 828, Page 506, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

109.	Subordination Agreement dated June 2, 2010, by and between The Waggoner National Bank of Vernon, as lender, and Gamesa Energy USA, LLC, recorded June 21, 2010, Book 843, Page 7, Official Records of Jack County, Texas.

110.	Unrecorded Option Agreement and Lease and Wind Easement Agreement by and between Edward L. Cox and Anna Marie Cox, husband and wife , and Gamesa Energy USA, LLC, dated June 9, 2009, as evidenced by Memorandum dated June 9, 2009 recorded July 10, 2009, Book 1058, Page 200, Official Records of Young County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

111.	Estoppel Agreement, dated July 27, 2011, by and between Edward Cox and Senate Wind, LLC.

112.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Harold David Sloan, Laura Faye Sloan Living Trust, and Diana Gayle Ellis and Gamesa Energy USA, LLC dated June 1, 2009, as evidenced by Memorandum dated June 9, 2009 recorded July 2, 2009, Book 826, Page 561, Official Records of Jack County, Texas, as amended by that certain First Amendment to Option Agreement and Lease and Easement Agreement, dated June 2, 2010, recorded June 23, 2010, Book 843, Page 119, Official Records of Jack County, Texas, and as further amended by Second Amendment to Option Agreement and Lease and Easement Agreement executed by Harold David Sloan, Laura Faye Sloan Living Trust, Diana Gayle Willis to Gamesa Energy USA, LLC, dated June 2, 2011, recorded June 22, 2011 recorded in Book 863, Page 798, Official Records, Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

113.	Access Easement, dated April 10, 2009, by and between Mitchell Marital Trust and Harold David Sloan and Laura Faye Sloan Living Trust, and recorded in Book 832, Page 864, Official Records of Jack County, Texas.

114.	Estoppel Agreement, dated August 3, 2011, by and between Harold David Sloan and Senate Wind, LLC.

115.	Unrecorded Option Agreement and Lease and Easement Agreement, dated June 3, 2009, by and between Mark Suhr and Patricia Suhr, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Wind Easement Agreement, dated June 2, 2009, recorded on July 2, 2009 in Book 826, Page 567 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

116.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Carol King Turpin and Michael Pruitt and Gamesa Energy USA, LLC, dated June 3, 2009, as evidenced by Memorandum dated June 3, 2009 recorded July 2, 2009, Book 826, Page 575, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

117.	Recorded Agreement between Lendor and Lessee dated January 12, 2011, by and between Carol King Turpin and Gamesa Energy USA, LLC, recorded February 17, 2011, Book 856, Page 86, Official Records of Jack County, Texas.

118.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Stephen W. Davis and Shannon Davis and Gamesa Energy USA, LLC dated June 3, 2009, as evidenced by Memorandum dated June 3, 2009 recorded July 2, 2009, Book 826, Page 525, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

119.	Easement by and between Larry J. Paris and Patricia C. Paris and Gamesa Energy USA, LLC, recorded August 10, 2009, Book 828, Page 491, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

120.	Executed Payment Terms Agreement, dated July 14, 2009, by and between Larry J. Paris, Patricia C. Paris and Gamesa Energy USA, LLC.

121.	Subordination Agreement, dated June 2, 2010, recorded on June 21, 2010 as Document #20100002100, Jack County, Texas, by and between The Waggoner National Bank of Vernon and Gamesa Energy USA, LLC.

122.	Unrecorded Option Agreement and Lease and Wind Easement Agreement by and between Paulette Davis as successor Trustee of the Revocable Trust Agreement of Ruby F. Jager and Gamesa Energy USA, LLC, dated July 14, 2009, as evidenced by Memorandum of Option Agreement and Lease and Wind Easement Agreement dated July 14, 2009 recorded August 10, 2009, Book 828, Page 484, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

123.	Estoppel Agreement regarding Option and Lease Agreement dated July 14, 2009, dated August 1, 2011, by and between Paulette Davis on behalf of Ruby F. Jager Trust and Senate Wind, LLC.

124.	Unrecorded Option Agreement and Lease and Easement Agreement, dated June 26, 2009, by and between James Pierce and Jonie Pierce and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Wind Easement Agreement, dated June 26, 2009, recorded on August 10, 2009 in Book 828, Page 498 of Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

125.	Unrecorded Option Agreement and Lease and Easement Agreement by and between Stovall Properties Ltd., Martha Stovall Bennett, Melinda Stovall Guinn, Nutt Family Partnership, Ltd., and Ann F. Freeman, Ltd. and Senate Wind, LLC, dated February 23, 2010, as evidenced by Memorandum of Option Agreement and Lease and Easement Agreement dated March 10, 2010 recorded March 29, 2010, Book 839, Page 123, Official Records of Jack County, Texas, as well as Memorandum of Option Agreement and Lease and Easement Agreement recorded April 1, 2010, Book 1071, Page 542, Official Records of Young County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Letter Regarding Exercise of Option dated February 1, 2012, executed by Senate Wind, LLC.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

126.	Executed Letter Agreement, dated March 15, 2010, by and between Stovall Properties, Ltd., Martha Stovall Bennett, Melinda Stovall Guinn, Nutt Family Partnership, Ltd., Ann F. Freeman, Ltd., and Senate Wind, LLC.

127.	Executed Escrow Agreement, dated November 4, 2009, by and between Ann F. Freeman, Ltd., Nutt Family Partnership, Ltd., Stovall Properties, Ltd., Melinda Stovall Guinn, Martha Stovall Bennett, and Senate Wind, LLC.

128.	Estoppel Agreement regarding Option and Lease Agreement, dated March 10, 2010 Completion of Preliminary Site Work, dated July 15, 2011, by and between Stovall Properties, LTD and Senate Wind, LLC.

129.	Consent to Facilities within Close Proximity to Hunting Cabin and Consent to Owner Wind Turbine Generator, dated September 16, 2010, recorded in Book 0849 Page 0175, by and between Wingo Properties, LLC and Gamesa Energy USA, LLC.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

130.	Unrecorded Option Agreement and Lease and Easement Agreement, dated October 10, 2008, by and between Patrick J. Staudt and Christine L. Staudt, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Lease and Wind Easement Agreement recorded January 26, 2009 in Book 817, Page 211, Official Records of Jack County, Texas, as amended by that certain Amendment to Option Agreement and Lease and Easement Agreement, dated as of July 27, 2009, by and between Patrick J. Staudt and Christine L. Staudt, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Option Agreement and Lease and Easement Agreement, dated as of July 27, 2009, recorded in Book 830, Page 437, Official Records of Jack County, Texas and further amended by that certain Amendment No. 1 to Option Agreement and Lease and Easement Agreement, dated as of August 4, 2010, by and between Wingo Properties, LLC, and Gamesa Energy USA, LLC, as evidenced by that certain Memorandum of Amendment No. 1 to Option Agreement and Lease and Easement Agreement, dated as of August 4, 2010, recorded in Book 849, Page 198, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

Notice of Exercise of Option dated February 24, 2012, executed by Senate Wind, LLC.

131.	Setback Waiver Agreement dated October 14, 2010 by and between Gamesa Energy USA, LLC and the Thomas Henry Frie and Margaret Lorene Frie Revocable Living Trust, recorded on recorded November 12, 2010 in Book 850, Page 563 of Official Records of Jack County, Texas; as amended by that certain Ratification of Setback Waiver Agreement by and between Brad P. Clayton and Gamesa Energy USA LLC, dated July 22, 2011, recorded October 12, 2011, Book 0871, Page 0410, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

132.	Setback Waiver Agreement, dated November 22, 2010, by and between Gamesa Energy USA, LLC and the Joyce and David Akers Family Partnership, LP., recorded in Book 853, Page 465, Official Records of Jack County, Texas.

As assigned pursuant to that certain Assignment and Assumption Agreement dated February 1, 2012 between Gamesa Energy USA, LLC, as assignor, and Senate Wind, LLC, as assignee.

133.	Unrecorded Utility and Access Easements Option and Agreement, dated November 2, 2011, by and between Senate Wind, LLC and Joyce and David Akers Family Partnership, LP.

134.	Memorandum of Utility and Access Easements Option and Agreement, dated November 2, 2011, recorded on November 30, 2011 as Document #20120000924, Jack County, Texas, by and between Senate Wind, LLC and Joyce and David Akers Family Partnership, LP.

135.	Special Warranty Deed, dated July 29, 2010, recorded on August 5, 2010 as Document #20100002560, Jack County, Texas, by and between Senate Wind, LLC and Oncor Electric Delivery Company, LLC.

136.	Warranty Deed, dated July 6, 2010, by and between Robert A. Holland and Lynda Holland Spring, and Senate Wind, LLC, recorded in Book 844, Page 001, Official Records of Jack County, Texas.

137.	Modification of Easement and Right of Way, dated July 6, 2010, recorded on July 13, 2010 in Book 844, Page 24, Official Records of Jack County, Texas, by and between Robert A. Holland and Lynda Lee Holland Spring, and Oncor Electric Delivery Company, LLC. Exception does not appear to be on Schedule B of proforma.

138.	Grant of Access Easement, dated February 24, 2012, by and between David D. Pack and Michael D. Pack and Senate Wind, LLC.

139.	Notice of Exercise of Option, by Senate Wind, LLC, dated February 24, 2012.

V.	Any licenses and permits scheduled under Schedule 3.8 that constitute real property license agreements, including, but not limited to the following:

Sandy Ridge

1.	Letter dated February 12, 2010, from by Pennsylvania Game Commission, establishing conditions on use of temporary rights of way on State Game Land No. 60.

2.	License for Right-of-Way, dated January 12, 2010, by Pennsylvania Game Commission, in favor of Sandy Ridge Wind, LLC (to be replaced by Right of Way license listed as Schedule 3.8, Section II, Part B, Item iii).

3.	Letter regarding License for Right-of-Way, State Game Land No.’s 60 and 158, Centre and Blair Counties, Sub-account 90312006NC060, dated February 15, 2012, from Pennsylvania Game Commission to Gamesa Energy USA, LLC.

Part C – Real Property Document Exceptions

Item 28 of Part B, Section II and Items 14, 22, 24, 28, 34, 41, 42, 51, 54, 57, 58, 62, 63, 78, 79, 83, 85, 86, 91, 92, 98, 101 and 124 of Part B, Section IV

Schedule 3.10

Subject Company Exceptions

I.	For all Subject Companies:

a.	FERC Section 203 Approval for this Agreement and the Tax Equity Transaction.

b.	The expiration of the applicable waiting period under the provisions of the Hart Scott Rodino Act.

c.	A voluntary filing with the Committee on Foreign Investment in the United States (“CFIUS”).

II.	Pocahontas

a.	None.

III.	Sandy Ridge

a.	Each of the Licenses and Permits designated as “To be obtained” under Part B, Section II of Schedule 3.8.

IV.	Minonk

a.	Consent to Assignment from Woodford and Livingston Counties under Special Use Permit.

b.	Each of the Licenses and Permits designated as “To be obtained” under Part B, Section III of Schedule 3.8.

V.	Senate

a.	Each of the Licenses and Permits designated as “To be obtained” under Part B, Section IV of Schedule 3.8.

Schedule 3.15

Financial Statements

Attached hereto is a true and complete copy of the unaudited, consolidated balance sheet of each Subject Company as of December 31, 2011, constituting the most recently available unaudited, consolidated balance sheet of each Subject Company as of the Execution Date.

Gamesa Energy USA, LLC

BALANCE SHEET

December 31, 2011

ASSETS

CURRENT ASSETS
Cash and equivilants	$581,415
Accounts receivable	$8,786,030
Related-party receivables	$255,453,397
Investment in subsidiaries	$2,658,450

Total current assets	$267,479,292

CAPITALIZED DEVELOPMENT COSTS	$29,550,452

PROPERTY, PLANT AND EQUIPMENT
Machinery and equipment	$3,059,263

Gross property, plant and equipment	$3,059,263
Less accumulated depreciation	$1,857,637

Net property, plant and equipment	$1,201,626

OTHER ASSETS
Deposits	$473,340
Deferred income taxes	$1,566,775
Prepaid expense	$168,020

Total other assets	$2,208,135

TOTAL ASSETS	$300,439,505

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	$9,120,718
Accrued liabilities	$1,105,080
Deferred revenue	$2,150,000
Related-party demand note, Gamesa	$297,263,833

Total current liabilities	$309,639,631

MEMBERS EQUITY
Common stock, $.01 par value	$2,111,000
Additional paid-in captial	$1,000,000
Accumulated defecit	($12,311,126)

Total members equity	($9,200,126)

TOTAL LIABILITIES AND EQUITY	$300,439,505

Results are unaudited and presented in accordance with International Financial Reporting Standards

Wind Portfolio Holdings, LLC

BALANCE SHEET

December 31, 2011

ASSETS

CURRENT ASSETS
Cash and equivilants	$0
Accounts receivable	$0
Related-party receivable, Gamesa	$0
Uncalled Capital	$100

Total current assets	$100

CAPITALIZED COSTS OF CONSTRUCTION	$0

PROPERTY, PLANT AND EQUIPMENT
Machinery and equipment	$0

Gross property, plant and equipment	$0
Less accumulated depreciation	$0

Net property, plant and equipment	$0

OTHER ASSETS
Deposit	$0
Deferred income taxes	$0

Total other assets	$0

TOTAL ASSETS	$100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Borrowings under line of credit	$0
Related-party demand note, Gamesa	$0
Accounts payable	$0
Income taxes payable	$0

Total current liabilities	$0

LONG TERM DEBT	$0

MEMBERS EQUITY
Common stock, $.01 par value	$100
Additional paid-in captial	$0
Accumulated earnings	$0

Total members equity	$100

TOTAL LIABILITIES AND EQUITY	$100

Results are unaudited and presented in accordance with International Financial Reporting Standards

Pocahontas Prairie Wind, LLC

BALANCE SHEET

December 31, 2011

ASSETS

CURRENT ASSETS
Cash and equivilants	$0
Accounts receivable	$0
Related-party receivable, Gamesa	$0
Uncalled Capital	$1,000

Total current assets	$1,000

CAPITALIZED COSTS OF CONSTRUCTION	$347,002

PROPERTY, PLANT AND EQUIPMENT
Machinery and equipment	$123,025,720

Gross property, plant and equipment	$123,025,720
Less accumulated depreciation	$0

Net property, plant and equipment	$123,025,720

OTHER ASSETS
Prepaid Expenses	$0
Deferred income taxes	$0

Total other assets	$0

TOTAL ASSETS	$123,373,722

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Borrowings under line of credit	$0
Related-party demand note, Gamesa	$120,355,741
Accounts payable	$3,016,980
Income taxes payable	$0

Total current liabilities	$123,372,721

LONG TERM DEBT	$0

MEMBERS EQUITY
Common stock, $.01 par value	$1,000
Additional paid-in captial	$0
Accumulated earnings	$0

Total members equity	$1,000

TOTAL LIABILITIES AND EQUITY	$123,373,721

Results are unaudited and presented in accordance with International Financial Reporting Standards

Sandy Ridge Wind, LLC

BALANCE SHEET

December 31, 2011

ASSETS

CURRENT ASSETS
Cash and equivilants	$100,322
Accounts receivable	$0
Related-party receivable, Gamesa	$0
Uncalled Capital	$1,000

Total current assets	$101,322

CAPITALIZED COSTS OF CONSTRUCTION	$968,287

PROPERTY, PLANT AND EQUIPMENT
Machinery and equipment	$77,723,967

Gross property, plant and equipment	$77,723,967
Less accumulated depreciation	$0

Net property, plant and equipment	$77,723,967

OTHER ASSETS
Prepaid Expenses	$0
Deferred income taxes	$0

Total other assets	$0

TOTAL ASSETS	$78,793,577

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Borrowings under line of credit	$0
Related-party demand note, Gamesa	$78,652,169
Accounts payable	$140,230
Income taxes payable	$0

Total current liabilities	$78,792,398

LONG TERM DEBT	$0

MEMBERS EQUITY
Common stock, $.01 par value	$1,000
Additional paid-in captial	$0
Accumulated earnings	$178

Total members equity	$1,178

TOTAL LIABILITIES AND EQUITY	$78,793,577

Results are unaudited and presented in accordance with International Financial Reporting Standards

Minonk Wind, LLC

BALANCE SHEET

December 31, 2011

ASSETS

CURRENT ASSETS
Cash and equivilants	$0
Accounts receivable	$0
Related-party receivable, Gamesa	$0
Uncalled Capital	$1,000

Total current assets	$1,000

CAPITALIZED COSTS OF CONSTRUCTION	$1,034

PROPERTY, PLANT AND EQUIPMENT
Machinery and equipment	$557,876

Gross property, plant and equipment	$557,876
Less accumulated depreciation	$0

Net property, plant and equipment	$557,876

OTHER ASSETS
Deposit	$25,570,000
Deferred income taxes	$0

Total other assets	$25,570,000

TOTAL ASSETS	$26,129,910

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Borrowings under line of credit	$0
Related-party demand note, Gamesa	$26,082,849
Accounts payable	$46,060
Income taxes payable	$0

Total current liabilities	$26,128,909

LONG TERM DEBT	$0

MEMBERS EQUITY
Common stock, $.01 par value	$1,000
Additional paid-in captial	$0
Accumulated earnings	$0

Total members equity	$1,000

TOTAL LIABILITIES AND EQUITY	$26,129,909

Results are unaudited and presented in accordance with International Financial Reporting Standards

Sandy Ridge Wind, LLC

BALANCE SHEET

December 31, 2011

ASSETS

CURRENT ASSETS
Cash and equivilants	$100,322
Accounts receivable	$0
Related-party receivable, Gamesa	$0
Uncalled Capital	$1,000

Total current assets	$101,322

CAPITALIZED COSTS OF CONSTRUCTION	$968,287

PROPERTY, PLANT AND EQUIPMENT
Machinery and equipment	$77,723,967

Gross property, plant and equipment	$77,723,967
Less accumulated depreciation	$0

Net property, plant and equipment	$77,723,967

OTHER ASSETS
Prepaid Expenses	$0
Deferred income taxes	$0

Total other assets	$0

TOTAL ASSETS	$78,793,577

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Borrowings under line of credit	$0
Related-party demand note, Gamesa	$78,652,169
Accounts payable	$140,230
Income taxes payable	$0

Total current liabilities	$78,792,398

LONG TERM DEBT	$0

MEMBERS EQUITY
Common stock, $.01 par value	$1,000
Additional paid-in captial	$0
Accumulated earnings	$178

Total members equity	$1,178

TOTAL LIABILITIES AND EQUITY	$78,793,577

Results are unaudited and presented in accordance with International Financial Reporting Standards

Schedule 3.16

Environmental Claims

Part A: None.

Part B:

1.        Earth Disturbance Inspection Report No. 2, Sandy Ridge Wind farm, NPDES Permit No. PAI-0414-09-007 dated 9/28/10.

2.        Earth Disturbance Inspection Report No. 4, Sandy Ridge Wind farm, NPDES Permit No. PAI-0414-09-007 dated 10/28/10.

3.        Earth Disturbance Inspection Report No. 6, Sandy Ridge Wind farm, NPDES Permit No. PAI-0414-09-007 dated 5/20/11.

Schedule 3.17

Insurance

Capitalized terms used and not defined herein shall have the meanings given to such terms in the Agreement and, if not defined therein, shall have the meanings given to such terms in the ECCA or the applicable Energy Hedge Agreement.

Part A

In the case of Holdings, on and after the Execution Date until the Sponsor Closing Date, and in the case of each Project Company, on and after the Closing Date until the applicable Buyer Project Funding Date (in each case, the “Pre-COD Period”), the insurance requirements set forth in this Part A of Schedule 3.17 shall apply:

Holdings and each Project Company (for purposes of this schedule, collectively, the “Subject Companies” and each a “Subject Company”) shall, without cost to any of the Class A Equity Investors, the Collateral Agent or the Secured Parties, be covered by the insurance policies under the Gamesa Insurance Programme described in “Coverage summary prepared for: Gamesa Eolica S.L.,” dated December 2011, prepared by March & McLennan Companies.

Part B

In the case of Holdings, on and after the Sponsor Closing Date until the Portfolio Discharge Date, and in the case of each Project Company, on and after the applicable Buyer Project Funding Date until the Portfolio Discharge Date (in each case, the “Post-COD Period”), the insurance requirements set forth in this Part B of Schedule 3.17 shall apply:

Each Subject Company shall, without cost to the Buyer, obtain and maintain or cause to be obtained and maintained in full force and effect the insurance policies required pursuant to this Part B of Schedule 3.17, together with any other insurance required pursuant to the Second Amended LLC Agreement.

In each case the policies must be with insurance carriers with a rating of at least A- and a financial size category of at least X by A.M. Best or A by S&P or otherwise reasonably acceptable to the Buyer.

The policies specified in Appendix 1 of this Schedule 3.17 shall be in full force and effect at all times during the Post-COD Period for each Subject Company, subject to renewal no more frequently than annually.

At no time shall there be any gap in cover including, inter alia, when Part A insurances are replaced by Part B insurances.

The policy limits and cover of the insurances required in this Part B of Schedule 3.17 shall be sufficient to satisfy the requirements set forth in the Project Documents, but in no event shall the insurances required in Part B of this schedule be less than the limits and coverage provisions set forth in Appendix 1 herein. The obligation to verify that the insurances carried by each Subject Company meet the requirements of the Project Documents shall rest solely with each Subject Company.

No Subject Company shall violate or permit to be violated any condition, provision or requirement of any insurance policy required by this Part B of Schedule 3.17, and each Subject Company shall perform, satisfy and comply with all conditions, provisions and requirements of all such insurance policies.

Each Subject Company hereby waives any and every claim for recovery against the Buyer and its directors, officers and employees and agents for any and all loss or damage covered by any insurance policies to be maintained under this Part B of Schedule 3.17 to the extent such loss or damage is recovered under any such policy.

All policies of insurance required to be maintained pursuant to this Part B of Schedule 3.17, other than cover required by law, shall be endorsed such that if at any time they are cancelled, lapsed, terminated or suspended (by any party including the insuring parties), such cancellation, lapse, termination or suspension shall not become effective until at least 30 days after receipt by the Buyer from such insurer of such cancellation, lapse, termination or suspension, except for non-payment of a premium, for which the required written notice shall be 10 Business Days. In addition to this requirement, each Subject Company shall inform the Buyer as soon as reasonably possible if such Subject Company becomes aware of such cancellation, lapse, termination or suspension or of any reasonable prospect of such and shall further require each placing broker to do the same.

All policies of insurance required to be maintained pursuant to this Part B of Schedule 3.17 except workers compensation and employers liability shall provide:

—

Additional Insured status for the Buyer and its respective affiliates, directors, officers and employees and agents (collectively, the “Additional Insureds”). This requirement shall not apply to any professional indemnity policy.

—	Waivers of subrogation from the insurers in favor of the Additional Insureds.

—

Policies either (a) non-cancellable except for non-payment of premium with at least 10 Business Days written notice of such to the Buyer; or (b) cancellation/non-payment provisions in accordance with the provisions of this Part B of Schedule 3.17.

—	The Buyer will have the right but not the obligation to pay premiums on behalf of each Subject Company in case of non-payment.

—	Policies shall be unaffected by any bankruptcy or foreclosure relating to any Subject Company or the Projects.

—

Insurance shall be primary and not excess to or contributing with any other insurance or self-insurance maintained by any of the Subject Companies or the Additional Insureds. However, policies can act in excess of such project-specific policies provided by contractors in accordance with the requirements of this Part B of Schedule 3.17.

—	The Additional Insureds shall have no obligations whatsoever including but not limited to no obligation to pay premium and no obligation to pay deductibles.

—	Policy limits shall act in excess of deductibles including the indemnity period for time element insurance shall act in excess of the delay deductible for such insurance.

—

Insurer costs and expenses including any associated with claims including claims adjustment are for the account of the relevant insurer and further will not be deducted from policy limits or sublimits.

In addition, all property policies including marine cargo and further including any time element insurance shall provide:

—	Non-vitiation in accordance with a multiple insured clause acceptable to the Buyer or equivalent protection.

—

Replacement cost, new for old, with no deduction of any kind including no coinsurance provision or a waiver thereof and no allowance for depreciation (accounting or otherwise), obsolescence or loss of value over time other than in a total constructive loss or other scenario where repair/replacement does not follow loss.

—	An advance or partial payment endorsement.

—	A clause requiring the insurer to make final payment on any claim within thirty days after the submission of proof of loss and its acceptance by the insurer.

—	Except for marine transit policies, a LEG2 exclusion or similar endorsement with no sublimit applied.

In addition, all liability policies except workers compensation and employers liability shall provide:

—	Severability.

—	Cross liability with no exclusions.

The above requirements shall be referred to as the “Required Provisions”. The Required Provisions can be provided either as endorsements to, or in the main body of, the relevant policy. All policies that replace or renew policies shall contain provisions, including limits, sublimits, deductibles, exclusions and the Required Provisions, that are, mutatis mutandis, in all material regards at least the same as those in place at the Execution Date or, if later, the date of first inception of such policy cover, except in relation to risks where exposure no longer exists or where a better level of cover is provided or which would be required in accordance with the provisions of this Part B of Schedule 3.17.

Each applicable Subject Company shall provide to Buyer as soon as reasonably possible prior to each Buyer Project Funding Date and each Acquisition Date and at least 10 Business Days prior to any subsequent policy inception or renewal, a certificate of pre-agreed format from:

—	Placing broker confirming:

¡	Summary policy terms in the pre-agreed format.

¡	That all policies required by this Part B of Schedule 3.17 are in full force and effect.

¡	All insurance premiums that are due and payable have been paid in full with no premium overdue.

There shall be appended to such certificate or letter of undertaking certificates from insurers for each policy required by this Part B of Schedule 3.17 listing the major sublimits (to be agreed) and confirming that the Required Provisions that apply to such policy are in place.

—	The Insurance Consultant confirming that:

¡

The insurance provided complies with the requirements of this Agreement including this Part B of Schedule 3.17 and further complies with the obligations of each Subject Company pursuant to the Project Documents.

¡	That the undertakings made by each placing broker conform to the requirements of prudent industry practice.

The insurance provided by each Subject Company (including Part A insurances) shall be at least that evidenced in any certificates or other evidence provided to the Buyer by or on behalf of such Subject Company.

Any of the requirements of this Part B of Schedule 3.17 can be satisfied by single or by combined policies. However, as would be deemed necessary in accordance with prudent industry practice, a joint loss agreement will be required and included as part of the respective policies (for example, if there were separate marine transit and builders all-risk policies, then a 50:50 clause would be required).

If in the opinion of a Subject Company, acting reasonably, any insurance, including the terms and conditions, Required Provisions and limits or deductibles thereof, hereby required by this Part B of Schedule 3.17 to be maintained, other than insurance required to be maintained by law which shall be maintained at all times, shall not be available on commercially reasonable terms in the commercial insurance market, such Subject Company shall promptly inform the Buyer of such purported unavailability and such Subject Company shall seek a waiver from the Buyer in relation to such purported unavailability in which case the Buyer acting after consultation with the Insurance Consultant shall not unreasonably withhold agreement to waive such requirement to the extent the maintenance thereof is not so available. The granting by the Buyer of any such waiver is conditional on: (i) the applicable Subject Company first requesting such waiver in writing, which request shall be accompanied by written reports prepared by the applicable Subject Company and its placing broker certifying that such insurance is not available on commercially reasonable terms in the commercial insurance market for projects of similar type and capacity and, in any case where the required amount is not so available, certifying as to the maximum amount which is so available, and explaining in detail the basis for such conclusions and the form and substance of such reports to be reasonably acceptable to the Buyer after consultation with the Insurance Consultant; (ii) at any time after the granting of any such waiver, the Buyer may request, and the applicable Subject Company shall furnish to the Buyer within fifteen (15) days after such request, supplemental reports reasonably acceptable to the Buyer updating the prior reports and reaffirming such conclusion; (iii) any such waiver granted by the Buyer can amend, to the extent reasonably required to mitigate any increased risks created by the absence of insurance cover that is the subject of the waiver, any of the terms of this Part B of Schedule 3.17; (iv) the Buyer may require the applicable Subject Company to obtain the best available insurance comparable to the requirements of this Part B of Schedule 3.17 on commercially reasonable terms then available in the commercial insurance market (as determined by the Insurance Consultant); and (v) such waiver shall be effective only so long as such insurance shall not be available on commercially reasonable terms in the commercial insurance market (as determined by the Insurance Consultant) it being understood that the failure of such Subject Company to furnish any supplemental reports shall be deemed to be conclusive evidence that such waiver is no longer effective because such condition no longer exists, but that such failure is not the only way to establish such non-existence.

The policy terms actually provided in accordance with the provisions of this Part B of Schedule 3.17 shall be at least those provided by or on behalf of each Subject Company.

Any failure on the part of the Buyer to pursue or obtain the evidence of insurance required by this Part B of Schedule 3.17 from the Subject Companies and/or failure to point out any non-compliance of such evidence of insurance shall not constitute a waiver of any of the insurance requirements in this Part B of Schedule 3.17.

Each liability insurance policy required pursuant to this Part B of Schedule 3.17 that is permitted to be written on a “claims made” basis shall provide (a) a retroactive date (as such term is specified in each of such policies) that is no later than the Closing Date and (b) each time any policy written on a “claims made” basis is not renewed or the retroactive date of such policy is to be changed, the applicable Subject Company shall obtain and maintain, or cause to be obtained or maintained, for each such policy or policies the broadest extended reporting period coverage, or “tail”, reasonably available in the commercial insurance market for each such policy or policies but in no case less than three (3) years. A Subject Company may satisfy the requirements of this section by obtaining “prior acts” coverage from a subsequent insurance carrier on terms acceptable to the Buyer, acting reasonably.

All property insurance including marine cargo and any time element insurance shall not include any annual or term aggregate limits or sublimits except for the perils of windstorm, flood, earth movement and land and water decontamination. Liability policies may have general aggregate limits in accordance with prudent insurance market practice.

All insurance policies required to be maintained pursuant to this Part B of Schedule 3.17 shall contain terms and conditions reasonably acceptable to the Buyer following consultation with the Insurance Consultant.

In the event that at any time the insurance as herein provided or as evidenced shall be reduced or cease to be maintained, then (without limiting any rights the Buyer may have under the Investment Documents which arise as a result of such failure) the Buyer, upon ten (10) Business Days’ prior written notice (unless such insurance coverage would lapse within such period, in which event notice should be given as soon as reasonably possible) to the applicable Subject Company of any such failure, may (but shall not be obligated to) take out the required policies of insurance and pay the premiums on the same. All amounts so advanced for such purpose shall become an additional obligation of such Subject Company to the Buyer and such Subject Company shall forthwith pay such amounts to the party that advanced such amounts, together with interest at the Reference Rate (as such term is defined in the Second Amended LLC Agreement) plus three percent (3%) on such amounts from the date so advanced.

The Buyer can, acting reasonably, require such additional cover to be provided as is required to conform to prudent industry practice.

The Buyer shall have the option to be present and/or to send representatives during meetings and/or negotiations with insurers of any loss settlement in relation to any Subject Company or the Projects regarding (a) total constructive loss or any scenario in which repair/replacement will not follow loss, (b) any circumstance involving a claim in relation to an event or series of events which has or could be reasonably expected to lead to a Trigger Event. No Subject Company (or any Affiliates thereof) shall be permitted to settle any such claim with an insurer without the approval of the Buyer to the agreed settlement.

The Buyer may consult with the Insurance Consultant and require reports, compliance certificates and other work product from the Insurance Consultant.

Terms used in this Part B of Schedule 3.17, unless otherwise specifically defined, shall have the meaning normally ascribed to them in accordance with prudent industry practice in relation to a project similar in type and jurisdiction as the Projects.

Appendix 1

All Risk Property and Business Interruption Insurance

All Risk Property insurance shall be provided for all property, equipment and construction and erection activities associated with each of the Subject Companies on an “all risk” basis insuring the Subject Companies and the Buyer, as their interests may appear, including but not limited to coverage for the perils of earth movement (including but not limited to earthquake, landslide, subsidence, sink hole and volcanic eruption), flood, named windstorm, lightning strike (including weak lightning strike) and machinery and equipment breakdown.

The policy limit shall be an amount not less than the greater of:

(a)	The largest maximum foreseeable loss for a single constituent project which is likely to be the Minonk Project; and
(b)	Full replacement cost for the Minonk Project.

The use of any estimate of maximum foreseeable loss to establish policy limits shall be subject to the approval of the Buyer, acting reasonably. Full replacement cost shall mean the full replacement cost value of the Project on a “new for old” basis, including but not limited any new or existing buildings or structures, any improvements to new or existing property, equipment, mechanical plant, electrical plant, spare parts, and supplies and temporary works.

Per occurrence sublimits shall be at least as follows:

In accordance with prudent industry practices and as agreed by the Buyer, each acting reasonably.

Annual aggregate sublimits shall be permitted for earthquake, flood and named windstorm.

The All Risk Property policy shall include (i) a seventy-two (72) hour flood/named windstorm/earthquake clause, (ii) an unintentional errors and omissions clause, (iii) an exclusion for resultant damage caused by faulty workmanship, design or materials more restrictive than LEG2/96.

Business Interruption coverage insuring the loss of expected gross revenues less non-continuing expenses for the largest single Project for a period of not less than the greater of (a) 12 months; and, (b) the longest lead time for replacement as determined by the Buyer in consultation with the Independent Engineer, this period being referred to as the “Indemnity Period”, as a result of physical loss or damage by perils required to be insured under the All Risk Property policy, including all sections preceding this section, which cause a reduction in output.

Contingent business interruption insurance covering loss of gross revenues less non-continuing expenses in accordance with prudent industry practice including ingress/egress 90 days and cover for the transmission system up to and including the point of interconnection for revenues less non-recurrent costs for an indemnity period of at least 6 months.

Deductibles shall be the best commercially available in accordance with prudent industry practice.

Marine Cargo and Marine Business Interruption Insurance

To the extent a material exposure exists, transit coverage, either included in a property policy or under a separate policy (including air, land and ocean cargo, as applicable) on an “all-risk” basis and a “warehouse to warehouse” basis with a per occurrence limit equal to not less than 110% of the value including transit and insurance of such shipment involving a Project or any other Collateral to or from any storage site or Project site at all times for which a Subject Company has accepted risk of loss or has responsibility for providing insurance. Coverage shall include loading and unloading, temporary storage (as applicable) and a 50/50 clause (if applicable). Coverage shall be maintained in accordance with prudent industry practice in all regards with per occurrence deductibles of not more than $100,000 for physical damage and other terms and conditions acceptable to the Buyer in consultation with the Insurance Consultant.

Marine Business Interruption insurance shall be attached to the Marine Cargo policy providing equivalent cover, mutatis mutandis, to the Business Interruption cover attached to the All Risk Property policy in accordance with the terms of Part B of Schedule 3.17.

General Liability

A limit of $1,000,000 per occurrence and in the aggregate shall be provided for:

—	Property damage, death and injury (including mental injury).

—	Broad form property damage.

—	Blanket contractual.

—	Products/completed operations

—	Advertising injury

—	Sudden and accidental pollution.

—	XCU

Deductibles shall be the best commercially available in accordance with prudent industry practice.

Automobile Liability

Automobile liability insurance, to the extent exposure exists, including coverage for owned, non-owned and hired automobiles for both bodily injury and property damage and containing appropriate no-fault insurance provisions or other endorsements in accordance with state legal requirements, with a combined single limit of no less than $1,000,000 per accident with respect to bodily injury, property damage or death. Deductibles shall be the best commercially available in accordance with prudent industry practice.

Workers’ Compensation and Employer’s Liability

Workers’ compensation insurance in compliance with statutory requirements and employer’s liability insurance, to the extent exposure exists, with a limit of not less than $1,000,000 per accident, per employee and per disease including such other forms of insurance that any Subject Company is required by law to provide for a Project, all other states’ endorsement and, to the extent any exposure exists, coverage with respect to the USL&H Act and Jones Act, covering loss resulting from bodily injury, sickness, disability or death of the employees of a Subject Company. Deductibles shall be the best commercially available in accordance with prudent industry practice.

Pollution Liability

Pollution liability insurance for liability arising out of property damage or bodily injury to third parties as a result of sudden and accidental pollution including the cost of on-site and off-site clean up in an amount not less than $1,000,000 per occurrence and in the aggregate. Deductibles shall be the best commercially available in accordance with prudent industry practice.

Umbrella Liability Insurance

An aggregate limit of $20,000,000 shall be attached and in excess of the underlying general liability, automobile liability, employers liability and pollution liability policies on a following form basis with drop down provisions.

Railroad Liability

Railroad liability shall be provided to meet any contractual obligation.

Schedule 3.18

Tax Liens

None.

Schedule 3.21

Affiliate Transactions

I.	Pocahontas Project

a.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Pocahontas Prairie Wind, LLC

b.	Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Pocahontas Prairie Wind, LLC

c.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Pocahontas Prairie Wind, LLC

d.	Build-Out Agreement to be entered into by and among Wind Portfolio Holdings, LLC, Pocahontas Prairie Wind, LLC and Gamesa Energy USA, LLC

II.	Sandy Ridge Project

a.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Sandy Ridge Wind, LLC

b.	Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Sandy Ridge Wind, LLC

c.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Sandy Ridge Wind, LLC

d.	Build-Out Agreement to be entered into by and among Wind Portfolio Holdings, LLC, Sandy Ridge Wind, LLC and Gamesa Energy USA, LLC

III.	Minonk Project

a.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Minonk Wind, LLC

b.	Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Minonk Wind, LLC

c.	Project Note evidencing construction loan debt in favor of Seller to be executed by Minonk Wind, LLC in favor of Gamesa Energy USA, LLC

d.	Minonk Construction Loan Pledge Agreement to be entered into between Wind Portfolio Holdings, LLC and Gamesa Energy USA, LLC

e.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Minonk Wind, LLC

f.	Build-Out Agreement to be entered into by and among Wind Portfolio Holdings, LLC, Minonk Wind, LLC and Gamesa Energy USA, LLC

IV.	Senate Project

a.	Amended and Restated Turbine Supply Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Senate Wind, LLC

b.	Amended and Restated Operation and Maintenance Agreement, dated March 8, 2012, by and between Gamesa Wind US, LLC and Senate Wind, LLC

c.	Project Note evidencing construction loan debt in favor of Seller to be executed by Senate Wind, LLC in favor of Gamesa Energy USA, LLC

d.	Senate Construction Loan Pledge Agreement to be entered into between Wind Portfolio Holdings, LLC and Gamesa Energy USA, LLC

e.	Asset Management and BOP Operations and Services Agreement, dated March 8, 2012, by and between Gamesa Energy USA, LLC and Senate Wind, LLC

f.	Build-Out Agreement to be entered into by and among Wind Portfolio Holdings, LLC, Senate Wind, LLC and Gamesa Energy USA, LLC

Schedule 4.4

Buyer Consents

For all Subject Companies:

1.	Buyer FERC Section 203 Order

2.	The expiration of the applicable waiting period under the provisions of the Hart Scott Rodino Act

3.	Voluntary filing with the Committee on Foreign Investment in the United States

4.	Any and all filings, registrations, authorizations, approvals, rulings or waivers required under any state or local law of the jurisdiction in which any Project is located necessary for the acquisition or ownership by Buyer of an indirect interest in such Project

Schedule 5.1(ff)

Quality Control and Quality Assurance Program

[Attached.]

Gamesa Quality Construction & Commissioning

G97 Pro active due diligence with GH.

Construction/ GH meeting

Gamesa

SUMMARY

¡ Quality US Organization

¡ Quality Construction & Commissioning team

¡ Quality Gates

¡ Quality Construction & Commissioning timeline

¡ Quality Construction detailed process

¡ Quality Commissioning detailed process

Gamesa 2

Quality US Organization *

Quality US Vice-President J. KATELLA

Supplier Quality Assurance E. GONZALEZ

Quality Towers O. DEMIR

Suppliers

Quality Nacelles J. SMITH

Quality Blades R. MON

US Plants

Quality Logistics M. GARCIA

Transportation & Lay down areas

Quality Construction &

Commissioning M. GARCIA

Wind Farms under Construction

Quality Services M. CHRISTMAN

Wind Farms under Maintenance

* Mirror organization in Corporate with similar structure

Gamesa 3

Quality Construction & Commissioning Team

Very experienced team with an average of 4 years as part of the Wind Industry (plants, O&M and Construction)

¡ Quality Construction Organization at a typical Wind Farm:

• Quality Supervisor/Manager (Gamesa employee)

• Quality Lead (Gamesa employee)

• Quality Inspectors (Gamesa employees or Subcontractors)

1 Quality Inspector for 15 WTG (up to 45WTG Wind Farm)

1 Quality Inspector for 20 WTG (after the first 45WTG)

¡ Quality Commissioning Organization at a typical Wind Farm:

• Quality Supervisor/Manager (Gamesa employee)

• Quality Inspectors (Gamesa employees or Subcontractors)

1 Quality Inspector for 20 WTG

Gamesa 4

Gamesa Quality Gates 2011

MV Cable, Ground Cabinet,…

Suppliers

Homologation

Incoming Inspection

Gamesa Nacelle Plants

Gamesa Blade Plants

LM Blade Plants

Towers Subc.

Process Inspection

Final Inspection

Incoming Inspection

Logistics

Incoming Inspection

Construction

Incoming Inspection

Process Inspection (audits)

MCC Inspection

Commissioning

Process Inspection (audits)

Pre-PAC Inspection

Services

Process Inspection (audits)

Gamesa 5

Quality Construction & Commissioning Timeline

Project preparation OFF site

Project preparation ON site

Construction Project Development

Commissioning

Closure

Gamesa 6

Quality Construction Timeline & Procedures http://qualitysystem.games.es/

Project preparation OFF site

Project preparation ON site

Construction Project Development

Commissioning

Closure

PCC-1-002: Field Assembly

PCA-1-021

PCA-1-021: Quality Construction Management

PCA-1-020: Quality Process Audits

ICA-1-007: Quality Commissioning Management

PRH-1-015: ILUO Training for Quality Construction

ICA-1-005: Implementation and tracking of Quality Walls

IBE-1-006: One Point Lesson Implementation & Transmission

PBE-1-008: Non Conformities, corrective and preventive actions

PCA-1-004: Management of Product and Process deviations

SUPPORT PROCEDURES

MAIN PROCEDURES

Gamesa 7

Project Preparation OFF site

Project preparation OFF site

Project preparation ON site

Construction Project Development

Commissioning

Closure

1 Assignment to Project

PCC-1-002 R08

1 Kick off meeting

2 - Form PCC-1-002 R08

3 Quality Tools request

1 Preparatory Meetings

2 - Quality Gates and organization

- Quality doc. And QRB

- Wind Farm Review Board (WRB)

- Lessons learned

1 Quality Manpower needs and schedule

- Training needs

PROJECT PREPARATION OFF SITE

2 WF Specification:

- Lay out

- Customer/Construction

- etc.

2 Product Specification:

- Nacelle LT/HT

- Tower height and class

- Blade type

- etc.

4 - Components s/n from Planning or Logistic depart. => schedule

1 - SEN applicable to those components

- Request generic NCRs

Documentation

5 - Construction CD

1 - QRB

PCA-1-021 R04

1 Support from Quality Construction Management

2 From PMO or Project Manager

3 From Tool department

4 From Planning or Logistics depart.

5 From Technical Office Construction

Gamesa 8

Project Preparation ON site

Project preparation OFF site

Project preparation ON site

Construction Project Development

Commissioning

Closure

Arrival on site

PCC-1-002 R09

2 Meeting before deliveries with PM, SM & all Quality team Form PCC-1-002 R09

Quality Tools inspection

PCA-1-021 Lessons Learned

1 Review lessons learned from previous project with on site team:

- Gamesa TAs/Quality

- Const. Subcontractor

PROJECT PREPARATION ON SITE

4

-Product Specification and delivery schedule:

- SENs

Set-up WRB:

- Identify participants

- Establish schedule

- Explain process

1

Quality Manpower:

- Check Safety trainings

- Check Quality trainings

- Re-train if necessary as per ILUO (PRH-1-015)

PCA-1-021 WRB MoM

1 Support from Quality Construction Management

2 From PMO or Project Manager

4 From Planning or Logistics depart.

Gamesa 9

Project Development

Project preparation OFF site

Project preparation ON site

Construction Project Development

Commissioning

Closure

Reception Process

QILGAC

Reception of Components

PCA-1-021 R01 Presence Audit

2

Presence Audit

-100% Quality presence during Model turbine

- TA audit for the rest

PCA-1-020 WTG Record

Non Presence Audit

Executed during 10% torque verification

- 2 records to fill-out

PCA-1-020 R5 WF Compilation

Generator Alignment Audit R6

Generator Alignment Audit

MCC Process

MCC Check list v1.4.1

MCC

PCC-1-002 R3 Cover Sheet

Cover Sheet for Commis.

CONSTRUCTION PROJECT DEVELOPMENT

First component delivered on site

Weekly WRB and PDCA 24h

PCA-1-021 WRB MoM

2 From PMO, Project Manager or TAs

Gamesa 10

Construction Project Development

				MCC
Where	Component on truck	Component on ground *Nacelle/Hub/Blade/Tower*	Wind Turbine Assembly	Wind Turbine Completed
Inspection Type	Visual Inspection for transportation damages	Detailed Inspection as per Gamesa reception Check list	**Assembly audit as per Gamesa check list**	MCC Check list as per Gamesa MCC check list
Who checks	Gamesa Logistics or Quality	Gamesa Quality	Gamesa Quality or TA's	Gamesa Quality
Report/Doc	Bill of lading	Reception Report	Audit Report	MCC Report Punch list Quality Handbook

Gamesa 11

Construction Project Development

MCC

Where

Inspection Type

Who checks

Report/Doc

Component on truck

Visual Inspection for transportation damages

Gamesa Logistics or Quality

Bill of lading

Component on ground

Nacelle/Hub/Blade/Tower

Detailed Inspection as per Gamesa reception Check list

Gamesa Quality

Reception Report

Wind Turbine Assembly

Assembly audit as per Gamesa check list

Gamesa Quality or TA’s

Audit Report

Wind Turbine Completed

MCC Check list as per Gamesa MCC check list

Gamesa Quality

MCC Report Punch list Quality Handbook

MODEL TURBINE CONCEPT: ensure first 1 or 2 turbines are perfect and can be used as a model for the rest of the Wind Farm. Assembly process with full presence of TAs/Quality

Gamesa 11

Commissioning

Project preparation OFF site

Project preparation ON site

Construction Project Development

Commissioning

Closure

PCC-1-002 R3 Cover Sheet

Cover Sheet with no Severe (G) deviations

Presence Audits

- ICA-1-007-R02: electrical check before energizing

- ICA-1-007-R03: Commissioning Test G8x V3.2

- ICA-1-007-R07: Commissioning Test DFM G8X

- ICA-1-007-R08: Commissioning Test G8X PHOENIX

ICA-1-007 R4 Final Check list

WTG Final Inspection

ICA-1-007 R5 Cover Sheet for O&M

Cover Sheet for O&M

COMMISSIONING

2 Meeting for Commissioning to start

6 with PM, SM, Commissioning and Quality team

6 WTG Commissioning

Tracking of deviations by Commissioning technicians

ICA-1-007 R1 Commissioning Start

ICA-1-007 R6 Tracking of deviations

PCC-1-002 R4 Commissioning RDs tracking

2 Support from PMO, Project Manager or TAs

6 Done/support Commissioning

Gamesa 12

Closure

Project preparation OFF site

Project preparation ON site

Construction Project Development

Commissioning

Closure

Check availability of all documentation for the project (burn CD and send to office)

Ensure NCRs are closed (Closure chapter filled-out in trackvia)

Quality Tools inspection and shipment to Warehouse

CLOSURE

O&M

Lessons Learned

- Top 10 all deviations

- Top 10 assigned to Construction

PCA-1-021 R2 Lessons Learned ALL

PCA-1-021 R3 Lessons Learned Const.

2 Support from PMO, Project Manager or TAs

6 Done/support Commissioning

Gamesa 13

Questions?

Gamesa

	Procedure			Code:
PCA-1-021
Quality Construction Management & Best Practices
Previous Code:
Edition: 1	Language: EN	Security Classification:	PUBLIC	Pág.: 1 of: 3
Date: 2010/11/09

INDEX
1.0 AIM			2
2.0 SCOPE			2
3.0 ACRONYMS AND DEFINITIONS			2
4.0 APPLICABLE DOCUMENTATION			2
5.0 REFERENCE DOCUMENTATION			2
6.0 OPERATING METHOD			3

6.1 Project Preparation off site			3

	6.1.1	Wind Farm Specification	3
	6.1.2	Product Specification	3
	6.1.3	Project Schedule	4
	6.1.4	Quality Manpower	4
	6.1.5	Quality Tools	6
	6.1.6	Preparatory Meetings	7
	6.1.7	Documentation	8

6.2	Project Preparation on site		9

	6.2.2	Product Delivery and Specification – SEN Status	9
	6.2.3	Tool Inspection	9
	6.2.4	General Lessons learned and Construction Lessons learned Training	9
	6.2.5	Wind Farm Review Board (WRB)	10
	6.2.6	Quality Manpower	10

6.3	Project Development		11

	6.3.1	Required Documentation	11
	6.3.2	Main Components Reception Inspection (Rotor, Tower, Nacelle, Blades)	11
	6.3.3	Soft Components Reception Inspection (MV Cable, Field Kits, Cabling...)	11
	6.3.4	Quality during Turbine Assembly	12

6.4	Commissioning and Closure		15

	6.4.1	Documentation	15
	6.4.2	Project Lessons learned	15
	6.4.3	Quality Tools	15
	6.4.4	Transition from Construction to Services	15
7.0 ANNEXES			16

	Procedure			Code:
PCA-1-021
Quality Construction Management & Best Practices
Previous Code:
Edition: 1	Language: EN	Security Classification:	PUBLIC	Pág.: 2 of: 3
Date: 2010/11/09

1.0 AIM

To define the Quality Construction department activities, tasks and roles before, during, and after the construction of the wind farm.

2.0 SCOPE

Applicable to wind farms since the project’s signature, until the acceptance of the CAP. To facilitate the understanding of the process, the Construction stages have been divided into 4 phases (figure 1):

¡	Project Preparation off site
¡	Project Preparation on site
¡	Construction Project Development
¡	Commissioning and closure

3.0 ACRONYMS AND DEFINITIONS

WF – Wind farm

PAC – (CAP in Spanish) Provisional Acceptance Certificate

WTG – Wind Turbine Generator

MCC – Mechanical Completion Certificate

GWUS – Gamesa Wind US

WRB – Wind Farm Review Board

RFT – Right First Time

4.0 APPLICABLE DOCUMENTATION

  N/A

5.0 REFERENCE DOCUMENTATION
Process Audits in wind farms	PCA-1-020
ILUO for Construction Quality Staff	PRH-1-015
Inspections at wind farm reception	ICA-1-008
Assembly of turbine in wind farm	PCC-1-002

	Procedure			Code:
PCA-1-021
Quality Construction Management & Best Practices
Previous Code:
Edition: 1	Language: EN	Security Classification:	PUBLIC	Pág.: 3 of: 3
Date: 2010/11/09

Corrective and Preventive Actions	PBE-1-008

Non Conformities management	PCA-1-004

Best Practices	IBE-1-006

Quality Flash	IBE-1-007

Handout from Sales Department to Construction Department	PMK-1-010

SEN implementation	PCC-1-001

6.0 OPERATING METHOD

6.1 PROJECT PREPARATION OFF SITE

The project preparation will start as soon as the signing of the project by the customer. Once the signing has taken effect, the key managers are going to be assigned to the project which includes the Project Manager, Site Manager, Logistics Manager, and Quality Manager.

6.1.1    Wind Farm Specification

The objective is to have a proper understanding of the Wind Farm location as well as any specifics that can affect the standard assembly process well in advance.

The information must be gathered from the Project Manager and/or Sales department and should include at least the following:

¡	Wind Farm layout including the exact location of each turbine
¡	Environmental analysis and requirements
¡	Construction company in charge of the project (subcontract)
¡	Expected weather conditions during the development of the project

6.1.2    Product Specification

The specifications of the product must be obtained from the Gamesa Sales department or Logistics department to verify the customer requirements for the Wind Farm. The list below is an example of characteristics that must be known by the Quality personnel:

¡	Nacelle:
¡	Low temperature or High temperature
¡	Presence of Gamesa and/or customer logo on the nacelle
¡	Tower height and class
¡	Blade type (G5X, G8X, G9X)
¡	Presence of service lifts
¡	Red marking (for section or blades) and wind farm position

	Procedure			Code:
PCA-1-021
Quality Construction Management & Best Practices
Previous Code:
Edition: 1	Language: EN	Security Classification:	PUBLIC	Pág.: 4 of: 3
Date: 2010/11/09

It is very important to receive the technical specifications of the contract in order to ensure that the products delivered are according to the Customer’s requirement. The serial number of the main components (Sections, blades, nacelles and hub) should be gathered from the Logistics department as well. Kick-off Meetings with Project Managers ensure a good coordination an the gathering of this required information (see preparatory meetings below and further details in the check list for Kick-Off Meeting PCC-1-002-R08 ). Construction Quality Department personnel will ensure that this record is fill out properly (Check list kick-off meeting wind farm).

Once available, SAP can provide the definition of each component, and a comparison with Customer’s requirements will be carried out (detailed in PMK-1-010 Handover from Sales Department to Construction Department).

6.1.2.1  Components Design Modifications and Change Control

The serial number of the components assigned to a Wind Farm must be obtained from the Logistics department. In addition to the Serial Numbers, it is very important to know what Design Modifications have been released affecting these components: SEN.

The Logistics department controls and tracks the implementation of SEN on all manufactured units. The status of the components and the implementation schedule must be followed on a weekly basis. The goal is to know the status of each component delivered to the Wind Farm and adjust the reception inspection accordingly (detailed in PCC-1-001 SEN implementation).

6.1.3    Project Schedule

The schedule of the project is highly important and needs to be tracked closely in order to:

¡  Plan the mobilization of the personnel on site

¡  Establish the number of quality employees required for the project. This number will depend on the deliveries and   number of turbines assembled per week.

6.1.4    Quality Manpower

6.1.4.1  General Gamesa Quality employee requirements. Conduct Code.

Acting as representatives of Gamesa requires employees to remain professional and ensure our behavior denotes our commitment to maintaining a good relationship with our customers. Because we cannot afford to present anything less to our customer, we require that all Quality Inspectors understand our expectations of them while on an assignment, whether on the wind farm or simply at the hotel and around town during the assignment. Our Conduct Code clarifies general behavior to be born in mind. For further details see http://portaleolica.gamesa.es/.

Additionally as Gamesa Quality inspector they will:

¡  Report to the wind farm site by the established schedule each morning with clean appearance and proper equipment.

¡  Be responsible for and take care of all company issued items and tools. Report to work with their assigned laptops, cameras, cell phones and provided tools each day.

¡  Provide proper documentation of all findings to allow management to address them.

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¡ Complete inspection reports as soon as possible after having completed the inspection and report personally to the Site Manager any severe non conformity that required immediate action.

6.1.4.2  Gamesa Quality employees Certification and Needs

The number of Quality personnel assigned to a Project and their presence on site is based on the schedule of the project. In each construction project, there will be at least one Gamesa Quality employee. This will ensure a constant presence of Gamesa Quality personnel on site. This Gamesa presence is considered a key factor to ensure consistency in the Quality criteria all along the project.

The number of Quality personnel on site is adapted to the activity on site. Two main factors determine the number of Quality personnel needed on site:

¡	Weekly deliveries of components
¡	Weekly assembled Wind Turbines

As a basic approach we estimate that a Quality inspector can properly manage:

¡	Reception of component: the inspection of a full turbine in one day (inspection and reports)
¡	Turbine Assembly Audit: requires the presence of the inspector during or after the assembly
¡	Final Inspection: the inspection of a full finished turbine in one day (inspection and reports)

All the Quality personnel must have the appropriate training and certifications. The Training and Certification process is defined in the PRH-1-015 procedure.

¡  The minimum Safety requirements vary by area or country. Gamesa Health and Safety Department establishes the minimum standards to be always met. Specific regulation by countries must be considered well in advance of the beginning of the project.

6.1.4.3  Gamesa Quality employees Roles & Responsibilities

The quality personnel are organized as per the following roles:

¡	Quality Manager/Quality Lead/Quality Inspector’s Supervisor
¡

General role: This role ensures that all activities performed on site are within Gamesa specifications. Depending on the wind farm, project, customer or continent, this role can be performed by a person on site or by a coordinator from the headquarters. It ensures that all site personnel are trained on the Gamesa turbine and understand all requirements. It is the focal point for Quality related issues on site which exceed the knowledge of the quality inspector in wind farm.

¡	Reports to:
¡	Project manager & Site Manager (if required so)
¡	Quality Construction Manager
¡	Responsibilities over the project:
¡	Responsible for all Quality personnel on site (safety, presence, behaviors…)
¡	Ensures inspections are performed according to Gamesa specification
¡	Ensures inspections done in a timely manner and without generating delays in the project

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¡	Responsible for ensuring all documentation is completed in a timely manner and accurately.
¡	Ensures the report of Quality progress & deviations to upper management
¡	Supports the management and communication of Quality risks to Project team
¡	Ensures that the Wind Farm Review Board (WRB) takes place at least once per week
¡	Ensures Construction Tools Audit (calibration, status…)
¡	Specifics to Quality:
¡	Ensures tracking of the project Quality metrics and the generation of Weekly Quality Report
¡	Communicates with other Quality departments (Plant Quality, Logistics Quality…)
¡	Provides on site Quality training and advice during Model Turbine assembly
¡	Ensures tool audits and Quality Inspections (Quality Performance)
¡	Supports the Analysis of Quality results and corrective actions to achieve project goals and objectives
¡	Ensures Quality tools management. Ensures all certifications are on file and are current.
¡	Coordinates need & requests for additional quality resources if necessary to meet project objectives
¡	Ensures responsive/effective communication on all levels
¡	If required, supports Health and Safety Enforcement towards Quality personnel (this task should be usually performed by H&S preventive resources in wind farm).

¡	Quality Inspector
¡	General role:
¡	Ensures that the components received at the WF are according to Gamesa specifications and that every Non Conformity is properly and clearly reported.
¡	Ensures that the WTG is mechanically completed according to Gamesa specifications and that every Non Conformity is properly and clearly reported
¡	Reports to:
¡	Site Project manager
¡	Quality Manager/Lead/Supervisor
¡	Responsibilities:
¡	Performs Quality inspections and report results based on Gamesa specifications
¡	Audits assembly of WTG for deviations.
¡	Gathers all required information to escalate Non Conformities (NCR, 8D…)
¡	Provides technical support to site management team.
¡	Ensures proper use and maintenance of Quality tools and report deviations

6.1.5    Quality Tools

Certain tools are necessary to perform the required Quality tasks described in this document as well as the related procedures. Two categories of tools have been defined:

¡	Wind Farm tools
¡	Quality Construction employee tools.

Quality staff has their own tools which can be only used by them. All inspections and analysis must be undertaken by using quality tools and not the ones available in wind farm and being used usually by construction workforce. The Quality construction employee tools are basic hand tools that must be carried out individually to perform basic duties.

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The Wind Farm tool kit should contain at least the following items as main equipment:

¡	Torque multiplier 5:1
¡	Torque multiplier 25:1
¡	Torque wrenches, suggested: 6-50Nm, 40-200Nm, 90-440Nm
¡	Kit of sockets for wrenches
¡	Dial Indicating Torque Wrench Tohnichi DBE 200-S and DBE 420-S

Tool Management:

¡

Wind Farm Tools: A standard kit is defined. As a thumb rule, the kit has been established to cover the need of a wind farm containing 30 to 35 turbines. In case of a bigger wind farm or a high assembly speed, more than one kit can be necessary. The decision on the number of kits required will be made by the Quality Lead/Supervisor responsible for the Wind Farm. Special attention must be paid to calibrated tools. When requesting or preparing a Wind Farm tool kit, the Quality personnel responsible must ensure that the calibrated tools will not require calibration during the project (from first components reception until last re-inspection for MCC). If this is not possible, the Quality Lead/Supervisor must support and ensure proper control of expiration and request replacement tool in advance to avoid service disruption (1 month safety margin recommended). In case of tool expiration:

¡	Immediately remove tool from service. Clearly label tool to avoid use.
¡	Request urgent replacement tool.
¡	If tool with expired calibration has been used, check use traceability and redo task with calibrated tool.

When receiving the Wind Farm quality tool kit, an inventory must be done.

¡

Quality Construction employee tool kit: Every Quality Construction employee will receive a personal tool kit. This kit will contain safety tools and hand tools required for the quality tasks.This tool kit must remain with the Quality Construction employee at all times. The employee is responsible and liable for any damage/missing tools. Safety tools are always individual (1 per person) but some quality tools may be shared each 2 inspectors depending on the wind farm organization.

6.1.6    Preparatory Meetings

Several preparatory meetings are held for each project (customer, subcontractor, quality, etc). Quality representatives must attend the meeting they are required to be in. Depending on the customer, continent and project, one or several of these meeting may be arranged. In the event of taking place, the purpose of the Project preparatory meetings is to:

¡	Present to the Customer and to the Construction company the Gamesa Construction process including:
¡	Health and Safety policy, procedures and requirements
¡	Delivery process
¡	Assembly process and procedures
¡	Quality Wind Farm Management
¡	Gamesa team and organization

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¡	Gather Customer’s requirements and expectations
¡	Understand the Construction company’s organization, key personnel and expectations

From a Quality perspective, a presentation addressing the following key points is recommended to be performed:

¡	Gamesa Quality Policy (Quality Star)
¡	Quality Organization on site and support from headquarters
¡	Quality Gates:
¡	Manufacturing
¡	Logistics
¡	Wind Farm Quality process
¡	Quality Documentation and reference (Check Lists and Quality Handbook)
¡	Wind Farm Review Board:
¡	Aim
¡	Scope
¡	Attendees
¡	Inputs
¡	Outputs
¡	Lessons learned from previous projects

It is important at this time to determine how the construction company is organized and who the focal point would be from a Quality perspective.

6.1.7   Documentation

The updated documentation applicable on site must be gathered in advance, which includes but is not limited to:

¡	Support Documentation
¡	Construction CD/DVD for the project
¡	Construction Control Plan:
¡	Reception
¡	Assembly
¡	Final Inspection
¡

Quality Reference Book: During the preparatory meetings on site Quality will provide copies of the Quality Reference Book to: Project manager, Gamesa assembly supervisor, Subcontractor inspector and one for Gamesa Quality inspector. Additional copies will be distributed if necessary, always under the control and approval of the Quality team. All the copies distributed to external to Gamesa personnel have to be returned at the end of the project. Documentation distribution and return control is done as per PCA-1-021-R04.

In addition to the Support documentation, the management of the On Site generated documentation must be clarified, including:

¡	Who receives the Quality reports: IT copies and paper copies
¡	Where the Quality reports are saved: IT copies and paper copies
¡	How to manage the Deviations (including Deviation cost)

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6.2  PROJECT PREPARATION ON SITE

6.2.1    Arrival on site

The date for the arrival on site is determined by the Project Manager. The appropriate amount of time will be given for employees to travel, settle in the area of the site, and perform the tasks described in this chapter.

Before the reception of the first component on site the Meeting for erection start has to take place. During this meeting PCC-1-002-R08 has to be reviewed as well as to fill out the PCC-1-002-R09 (Check list for erection stage start). Project manager, assembly supervisor, Gamesa Quality inspectors and Subcontractor Quality inspectors have to be present during this meeting.

6.2.2    Product Delivery and Specification – SEN Status

It is necessary to keep track of the status of the components that will be delivered to the Wind Farm on a weekly basis. The Logistic department control and tracks the implementation of SENs on all manufactured units, according to PCC-1-001.

The delivery schedule needs to be tracked for any deviation. Modifications in the initial schedule can result in changes in the mobilization schedule and tool needs.

6.2.3    Tool Inspection

As soon as the tools are delivered to the site, check:

¡	List of tools: ensure that all the tools have been delivered
¡	Calibration: check calibration sticker in all tools requiring calibration as well as expiration date.

6.2.4    General Lessons learned and Construction Lessons learned Training

The Lessons Learned Training provides the opportunity to go through the issues identified in previous projects in a very detailed manner.

General lessons learned training addresses the top 10 Non-Conformities identified in previous Wind Farms (regarding same product, customer and/or subcontractor).

Each Lesson learned has to contain contain:

¡	Detailed description (pictures OK / NOT OK are recommended)
¡	Preventive Action suggested to avoid the Non-Conformity to happen again

These lessons learned are reported as per PCA-1-021-R02. Main goal is to make sure that there are containment and eradication actions for all main deviations included in this record. Quality construction staff in office is responsible to make sure there is an action plan for all of them.

Construction lessons learned training addresses the top 10 Non-Conformities assign to the Construction company.

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These lessons learned are reported as per PCA-1-021-R03. Main goal is to share, before assembling, the previous defects with the assembly subcontractor. Quality inspector is responsible to share this information during the meeting on site.

6.2.5   Wind Farm Review Board (WRB)

The Wind Farm Review Board meets weekly to work on the resolution of Quality incidences and concerns related to safety, delay to MCC, commissioning and future availability.

The Board members are:

¡

Gamesa Project Manager (when available in wind farm), Site Manager, Quality Lead and/or Quality Inspector, and Commissioning Manager (in the case that commissioning wants to see the state of finished wind turbines in advance).

¡	Customer representative is also invited (depending on the project and customer this figure may be missing)

The inputs are:

¡	Quality of the components, Quality of the assembly, MCC delay and commissioning.
¡	New incidences and concerns related to Safety (depending on the staff available in wind farm, it may be discussed in a different board led by H&S Department).
¡	Weekly Report => MCC inspection result and NCRs
¡	Assembly Audit Non-Conformities
¡	MCC Records and Re-inspection assembly record

The outputs are:

¡

8 Disciplines Dossier (8D) for problem resolution, to be firstly initiated and then communicated to headquarters, and to be lastly developed on site (if the issue can be solved or minimized in wind farm) or solved in the headquarters in the event of high complexity problems that cannot be solved on site.

¡	Update on Status of incidences (RDs, NCRs)
¡	One point lessons to ensure cross training and increase awareness on a problem (to be developed on site or from the headquarters)
¡	Minutes of meeting as per PCA-1-021-R01 WRB MoM

The Gamesa Quality Lead/Manager/Supervisor is in charge of the Board. Depending on the wind farm, it may be led by the quality inspector. The responsibilities are:

¡	Scheduling weekly meetings
¡	Providing Weekly Input Report the day before the meeting
¡	Establishing minutes of meeting with actions, responsible and due dates as per PCA-1-021-R01 WRB MoM

6.2.6   Quality Manpower

The Quality Lead/Supervisor supports to ensure that the Quality personnel reaching the Wind Farm for working purposes has the certification of all mandatory safety trainings as well as the adequate PPE for the tasks that are going to be performed. Health and Safety representative in wind farm is responsible of this final control on site.

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Quality Construction Management & Best Practices
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6.3  PROJECT DEVELOPMENT

6.3.1    Required Documentation

All the Quality documentation and inspections will be stored in a Gamesa server during the construction of the WF.

6.3.2   Main Components Reception Inspection (Rotor, Tower, Nacelle, Blades)

Instruction ICA-1-008 defines the records and procedure for executing the incoming inspection in wind farm. The Reception Inspection is performed based on the Reception Control Plan, before or after the offloading process of the component at the Wind Farm to check for Non Conformities. The organization of the work is based on the delivery planning, and the Reception Inspection is mandatory prior to the assembly of the component.

Quality must ensure that the tools needed for the manipulation of the components (blade saddles…) must be inspected in terms of dimensions, regardless by quality members themselves or by other Gamesa Department’s staff. It must be ensured that a visual inspection is performed by subcontractor’s staff prior to use, looking for damages and missing protections.

¡

The Inspection Record must be issued as soon as possible by the Quality Inspector responsible (it is recommended the same day of the inspection). The Record will be issued gathering the Non-Conformities, responsible departments for each damage, and pictures of the damages. After completion the Record will be stored in a secure Gamesa server, and data will be extracted to fulfil the Indicators database. All Records have to be reviewed by the Quality Lead/Supervisor. This revision is necessary for a continual tracking of the defects and assessment of inspector skills (see PRH-1-015 for details).

The Quality Lead informs the Site Manager of the quality of the component, detailing the damages that need to be repaired before erection. The Site Manager organizes the repair/replacement of the component and informs Quality. Depending on type of defect, Quality will check the repair/replacement and then inform the Site Manager about the result and quality of the repair. For specific damages such as blades defects, only homologated personnel is authorized to repair the affected components. Quality must check the proper certification of the aforementioned personnel.

¡

Reception Indicators: the data from the Reception reports will be integrated in a database and the RFT calculated. The Quality Lead is responsible for the integrity and accuracy of the information. The information must be available to be communicated to the Project Manager, Site Manager, and Quality Manager when required.

As long as it is possible, all pictures need to be taken with a tape measure or ruler in order to determine the dimension of the damage.

6.3.3   Soft Components Reception Inspection (MV Cable, Field Kits, Cabling…)

The Reception Inspection is performed based on the Reception Control Plan as soon as the material arrives to the Wind Farm. The list of all the components of the pallets must be attached to

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the container. The inspection will be done based on the check list attached to the container and comparing with the BOM for the expected turbine at the Wind Farm, and with a sample size depending on each given case.

Quality will inform the Site Manager of the quality of the components, detailing the damages that need to be repaired before use of the component.

The Site Manager organizes the repair/replacement of the component and informs Quality. Quality will check the repair/replacement and then inform the Site Manager about the result and quality of the repair.

6.3.4    Quality during Turbine Assembly

The Model turbine concept is aimed to raise quality standards as soon as possible during the project development, in order to ensure that every people in wind farm have the same quality criteria.

When the assembly is progressing, quality must audit the execution of the first operations so that the whole process is controlled: materials unloading, towers assembly, nacelle hoisting, blades assembly, etc. Model turbine consists of the first set of sub-assemblies which complete the whole sequence of operations leading to complete a wind turbine. It may compile either sub-assemblies from a single turbine or from several ones (depending on the construction timing and schedule followed in each wind farm).

As soon as the model turbine record is available, the deviations must be shared among everybody present at the wind farm. This is the most effective way to prevent the recurrence of the same deviations in next turbines to be erected, especially for defects being attributed to subcontractors. WRB can be used as the proper communication board. The document PCA-1-020 describes the audit process and applicable records.

6.3.4.1   Inspection during Assembly: Phases

Depending on the project, in order to improve the effectiveness and feedback of the Quality Inspections, an “Inspection by Phases” process can be followed if the Quality manpower on site allows for it. The goal of splitting the final inspection in phases is to:

¡	Enhance the Model Turbine concept by increasing the amount of inspected wind turbines
¡	Ensure the non conformities are detected as soon as possible
¡	Avoid repetitiveness of the same non conformities in other turbines
¡	Provide feedback to Construction company

A work proposal is that the Mechanical Completion is split into 4 phases (see figure 2). The assembly phases can be defined as:

¡	Phase 1 => Assembly of Base, Lower Mid and Upper Mid sections
¡	Phase 2 => Nacelle preparation
¡	Phase 3 => Rotor Up. Top section, Nacelle and Rotor assembled
¡	Phase 4 => Mechanical Completion Final

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Figure 2

Records PCA-1-020-R01 and PCA-1-020-R02 (for G5X and G8X Process Audit) can be used as Phase Check List.

6.3.4.2  Generator Alignment Inspection

Only subcontractor’s homologated staff is allowed to perform this task. It is also recommended that Quality or Construction (Gamesa’s staff) is present during the alignment of the Generator in order to check that the operation is done properly. Depending on the wind farm quality staff availability, inspections in a range from random audits to 100% check must be undertaken.

The Gamesa representative will check that all the tools are calibrated and in good working condition. In the case of performing an audit, the Gamesa representative will verify the measurements and ensure that the actions taken to align the generator are in accordance to the measurements. The torques of the bolts located at the generator feet and coupling will be checked by the Gamesa representative.

6.3.4.3  Mechanical Completion Certificate (MCC)

Once the turbine is fully assembled and the electrical connections are completed, the Quality team will perform the MCC (Mechanical Completion Certificate). Any Non-Conformity or damage related to the safety of the people or immediate stop of the wind turbine (availability) will be considered as a Severe Non-Conformity. An MCC can not be signed with severe items pending to be fixed.

Before the quality inspector enters the machine for performing the final inspection, subcontractor staff must hand over the following documents in order to confirm that erection is completed:

¡	Road map is completed and signed
¡	Record for pendulum adjustment is completed and results within limits

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¡	Record for high speed coupling alignment is signed by homologated staff and results within limits
¡	Blades repair certificate with pictures before/after in order to ensure that all reception deviations are solved
¡	Final inspection record by subcontractor staff

The quality report by the inspector will be issued gathering the Non-Conformities, the severity of the damages, the responsible departments for the damages, and pictures of the damages if applicable. After completion the report will be stored in a secure Gamesa server, and data will extracted to fulfil the Indicators database. All the reports must be reviewed by the Quality Lead/Supervisor or Quality Inspector. The list of Non-Conformities will constitute the Punch-list. Quality will communicate the Punch-list to the Site Manager (according to procedure PCC-1-002).

MCC indicators: The data from the Reception reports will be integrated in the WF database that already contains the list of reception Non-Conformities for the WTG components. The WTG will be considered RFT if no Non-Conformities are found during the MCC Inspection. The Quality Lead is responsible for the integrity and accuracy of the information. The information must be available for being communicated to the Project Manager, Site Manager, and Quality Management if they request it so.

6.3.4.4  PDCA-24 hours meeting

The aim of this meeting is to eradicate deviations assigned to Construction through immediate actions. PDCA is an improvement technique that means Plan-Do-Check-Act

The meeting will be set-up if, after Gamesa’s turbine inspection, a deviation assigned to the Construction company is detected. In this case, in a period of 24 hours after the inspection was performed, the meeting has to take place to eradicate these deviations in next WTG.

Gamesa Quality inspector, Construction company’s inspector and Construction company’s Project or Site manager have to attend the meeting.

Gamesa QC inspector is responsible to transfer all the deviations detected during the inspection to the minutes meeting (as per Reg 05.06) and send it to the attendees to the meeting. It has to include date, problem description and required pictures.

The purpose of this meeting is:

¡	Perform Root cause analysis
¡	Containment / eradication actions with dates and responsible
¡	Continuous Tracking for all actions during the next WTG through defects/WTG pareto

6.3.4.5  MCC Re-Inspection

Based on the MCC Quality Inspection, the Site Manager will organize the repair of the NonConformities and damages. Once the repairs/replacements have been performed, the Site Manager will inform Quality. Quality will check the repairs and then inform the Site Manager about the result and quality of the repairs/replacements.

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Quality Construction Management & Best Practices
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6.4  COMMISSIONING AND CLOSURE

6.4.1   Documentation

During this phase the project documentation will be reviewed to ensure full completion, Quality inspector is responsible for performing this review. Reviewing all Quality documentation means:

¡	All reception reports, MCC reports and re-inspection documentation are accounted for all turbines
¡	Traceability is accurate
¡	Checking with Project manager and Site Manager to make sure all appropriate Quality documentation are in the Wind Turbine books

This information can be saved in a CD or deployed by other means depending on the wind farm and continent.

6.4.2   Project Lessons learned

Once the project is finished, Quality personnel will prepare:

¡	Top 10 including all deviations
¡	Top 10 with just deviation assigned to the Construction company

Both have to be sent to the deviation tracking responsible for further analysis. Once the information is analysed, it will be transfer to the records available for it PCA-1-021-R02 and PCA-1-021-R03.

These documents will be used in all preparatory meetings (as described in section above) during the off site project preparation phase.

6.4.3   Quality Tools

Before leaving the Wind Farm, the Quality personnel must make sure that all Quality tools are accounted for and properly shipped to the appropriate location.

6.4.4   Transition from Construction to Services

Quality should provide the necessary information regarding the Construction phase to Commissioning and Services. Any non-conformity that has been left from Construction has to be properly communicated to Services. All pending issues are reported on the cover sheet documents which must be signed by Project Manager and Commissioning deputy. Specific meetings may be called if required an individual analysis of wind turbines in order to decide in which ones the commissioning process can be started. See PCC-1-002 for detail explanation.

If the Quality Services group is available some joint inspections may be performed with focus on pending tasks and non-conformities.

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Quality Construction Management & Best Practices
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7.0 ANNEXES

WRB Minutes of Meeting	PCA-1-021-R01

Lessons Learned	PCA-1-021-R02

Subcontractor’s Lessons Learned	PCA-1-021-R03

Documentation distribution registry	PCA-1-021-R04

Hierarchical level of the document: 1
Performed:	Checked:	Approved:	Authorised:

Miguel García Represa	Gianfranco Rossi	Javier Zambonino	Sergio Vélez
Position: Construction Quality Manager in Gamesa Wind US	Position: SIG Manager	Position: Construction Quality Manager	Position: Quality Director

Note: GCT GIS custody the original document of this level of editing by the signatures of the above listed (according to procedure (PBE- 1-001)

Edition:	Date:	Quality Change Note (NCQ):	Description:
1	2010/11/09	NCQ-979	First Release

© Gamesa Corporación Tecnológica S.A. - 2010. This document is owned by Gamesa SA and must be returned upon request. Not to be reproduced or copied in part or in whole or used without prior permission by someone other than Gamesa Corporacion Tecnologica SA and its subsidiaries. Not intended as a recommendation for another receiver different from Gamesa Corporacion Tecnologica SA and its subsidiaries. They may derive from express or implied guarantee as to the effectiveness of the methods, processes, products or procedures described or recommended in it.

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	INNDEX

1.0	AIM	1
2.0	SCOPE	1
3.0	REFERENCE DOCUMENTATION	1
4.0	APPLICABLE DOCUMENTS	1
5.0	ABBREVIATIONS AND ACRONYMS	2
6.0	OPERATIONAL METHOD	2
	6.1 Presence process audit	2
	6.2 Non-presence process audit	3
7.0	ANNEXES	3

1.0 AIM

The purpose of this procedure is to describe the systematic quality process audits to be performed during the assembly of wind turbines in wind farm.

The goals of the process audit are detail below:

-	Improving the quality of the work performed by the assembly staff in wind farm.

-	Improving the skills of workers through specific training activities during and after audit.

-	Detection of product and process non-conformities.

-	Proper tightening control for structural and electrical torques.

2.0 SCOPE

This procedure is applicable in the construction stage in wind farm in Gamesa Corporación Tecnologica SA.

The process described in this procedure applies to all wind turbine models G5X, G8X or future models to be produced. The detail of the audits to be executed is available in the specific annexes applying to each wind turbine model.

3.0 REFERENCE DOCUMENTATION

WTG Assy Inspec Process Control Plan G8X	GD076962

WTG Assy Inspec Process Control Plan G5X	GD076961

4.0 APPLICABLE DOCUMENTS

Procedure for Quality Best Practices in Wind Farm	PCA-1-021

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5.0 ABBREVIATIONS AND ACRONYMS

WF:	Wind Farm.

WTG:	Wind Turbine.

SPC:	Statistical Process Control. Control system based on statistical Gaussian distributions.

Gaussian distribution:	Statistical distribution of a set of sample values bell-shaped. This curve is characterized by a pair of values: mean and standard deviation.

Cpk:

Process capability ratio indicated in widths 3s of the statistical results of measurements. The higher this index is, the more robust the process is and less likely the result outside the tolerance is.

Residual torque:	Actual torque of a tightened bolt. It is the torque to be measured for analysis via SPC.

6.0 OPERATIONAL METHOD

All process audits will be conducted by quality staff. Audit records applicable to the type of machine are defined. During the audit process the quality inspector that is conducting the audit should:

-	Review the sequence of assembly operations implemented by the operator (Presence process audit.)

-	Proceed with measurements after the assembly operations have been finished (Non-presence process audit.)

6.1         Presence process audit

Presence process audit records must be completed at least twice in each wind farm.

-	The first completed record is used as “Model Turbine” (first assemblies of wind turbines in the wind being completed according to PCA-1-021) and the record will be sequentially completed

-	The second record, or successive ones, collect additional inspections in different machines (or complete ones depending on the inspector’s) and the record will be randomly completed

When a record is completed it must be filed. A new blank record must be printed in order to start the process again and go on conducting further audits.

There are two presence audit records depending on whether the audited model G5X (PCA-1-020-R02) or G8X (PCA-1-020-R01).

Any deviation detected by quality during the audit will be reported (comments in the box included in the record).

	Procedure			Code:
PCA-1-021
Quality Construction Management & Best Practices
Previous Code:
Edition: 1	Language: EN	Security Classification:	PUBLIC	Pág.: 3 of: 3
Date: 2010/11/09

6.2      Non-presence process audit

The non-presence audits (torque) (PCA-1-020-R03) will be completed for all WTGs. An individual record must be filled for each machine. It is a global record for all wind turbines, therefore depending on whether the audited model is G8X or G5X only some fields are filled.

It records the torque measurement for all the joints defined in it in the last column thereof. According to the obtained results, either the torque can be validated for all of the bolts of the joint, or additional measurements must be undertaken according to the instructions indicated in the lower area of the PCA-1-020-R03.

The results are obtained by residual torque measurement with an analogical torque wrench (dial display). For the measure a re-tightening of the bolt is required. The reading of the torque wrench shows the residual torque of the bolt. The instruction explaining the proper execution of the measure is the PCA-1-020-A02.

Charting these measurements help to launch corrective actions according to the findings. Therefore deviations can be detected: wrong practices such as the use of unauthorized impact wrenches, gradual offset of torque wrenches due to use, not recommended tightening sequences, etc.

In the event of finding one or more bolts under the lower tolerance limit, 100% inspection of all the bolts of the joint is required. Check is performed by re-tightening with torque wrenches. In the case of obtaining one or more bolts above the upper tolerance limit, the same amount of additional bolts must be checked (depending on the amount of bolts defined in the last column of the record PCA-1-020-R03). In the event of finding more bolts above the limit again, 100% of the bolts of the joint must be checked. Generally speaking a maximum overtightening limit of 5% is accepted as no leading to structural damage of the bolt.

These results are collected to be charted on graphs for statistical treatment (PCA-1-020-R04 or PCA-1-020-R05) in order to be properly analyzed.

7.0 ANNEXES

Annex for Torques and Tolerantes G5X/G8X for SPC charts	PCA-1-020-A01

Instruction for residual torque measurement with analogical torquimeter	PCA-1-020-A02

Experiment results for residual torque characterization	PCA-1-020-A03

Record for G8X Presence Audit	PCA-1-020-R01

Record for G5X Presence Audit	PCA-1-020-R02

Record for torque results of No Presence Audit G5X/G8X	PCA-1-020-R03

Record for Torque Results Monitor G5X	PCA-1-020-R04

Record for Torque Results Monitor G8X	PCA-1-020-R05

	Procedure			Code:
PCA-1-021
Quality Construction Management & Best Practices
Previous Code:
Edition: 1	Language: EN	Security Classification:	PUBLIC	Pág.: 4 of: 3
Date: 2010/11/09

Hierarchy level of document: 1
Realized:	Verified:	Approved:	Authorized:

Francisco J. Zambonino	Gianfranco Rossi	Francisco J. Zambonino	Sergio Vélez
Position: Qality Construction Director	Position: Resp. SIG	Position: Qality Construction Director	Position: Qality Drector

Note: GCT GIS custody the original document of this level of editing by the signatures of the above listed (according to procedure (PBE-1-001)

Edition:	Date:	Quality Change NOte (NCQ):	Description:
1	25/05/2010	NCQ-972	Initial

© Gamesa Corporación Tecnológica S.A. - 2010. This document is owned by Gamesa SA and must be returned upon request. Not to be reproduced or copied in part or in whole or used without prior permission by someone other than Gamesa Corporacion Tecnologica SA and its subsidiaries. Not intended as a recommendation for another receiver different from Gamesa Corporacion Tecnologica SA and its subsidiaries. They may derive from express or implied guarantee as to the effectiveness of the methods, processes, products or procedures described or recommended in it.